Filed pursuant to Rule 424(b)(3)
Registration No. 333-218579

PROSPECTUS

Chaparral Energy, Inc.

Up to 20,418,108 Shares of Class A Common Stock

3,505,724 Shares of Class B Common Stock

This prospectus relates to the resale of an aggregate of up to 20,418,108 shares of our Class A common stock and 3,505,724 shares of our Class B common stock, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The number of shares the selling stockholders may sell consists of 16,772,361 shares of Class A common stock and 3,505,724 shares of Class B common stock that are currently issued and outstanding, as well as up to 3,505,724 shares of Class A common stock issuable upon the conversion of shares of Class B common stock and 140,023 shares of Class A common stock that a selling stockholder may receive if it exercises its warrants. Except for 154,620 shares of common stock, the selling stockholders acquired all of the shares of common stock covered by this prospectus in a distribution pursuant to Section 1145 under the United States Bankruptcy Code in connection with our plan of reorganization that became effective on March 21, 2017. The 154,620 shares of common stock were issued and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted to the selling stockholders.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters, broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. The selling stockholders will be responsible for any underwriting fees, discounts and commissions due to underwriters, brokers-dealers or agents. Please see the section titled “Plan of Distribution” of this prospectus for a more complete description of how the offered common stock may be sold.

You should carefully read this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information about us and our financial statements.

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Although our Class A common stock is quoted on the OTCQB, there is currently no active public trading market in our Class A common stock as trading and quotations of our Class A common stock have been limited and sporadic. On June 19, 2017, the closing price of our Class A common stock on the OTCQB was $22.25 per share. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing.

Investing in our common stock involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2017.

Neither we nor the selling stockholders have authorized any dealer, salesman or other person to provide you with information other than the information contained in this prospectus. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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GLOSSARY OF CERTAIN DEFINED TERMS

The terms defined in this section are used throughout this prospectus:

Active EOR Areas	Areas where we are currently or plan to inject and/or recycle CO2 as a means of oil recovery.

Basin	A low region or natural depression in the earth’s crust where sedimentary deposits accumulate.

Bankruptcy Court	United States Bankruptcy Court for the District of Delaware.

Bbl	One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate, or natural gas liquids.

BBtu	One billion British thermal units.

Boe	Barrels of oil equivalent using the ratio of six thousand cubic feet of natural gas to one barrel of oil.

Boe/d	Barrels of oil equivalent per day.

Btu	British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Chapter 11 Subsidiaries	Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C. and Roadrunner Drilling, L.L.C.

Completion	The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry well, the reporting to the appropriate authority that the well has been abandoned.

CO2	Carbon dioxide.

Debtors	Chaparral Energy, Inc. and the Chapter 11 Subsidiaries.

Developed acreage	The number of acres that are assignable to productive wells.

Disclosure Statement	Disclosure Statement for the Joint Plan of Reorganization for Chaparral Energy, Inc. and its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code.

Dry well or dry hole	An exploratory, development or extension well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Enhanced oil recovery (EOR)	The use of any improved recovery method, including injection of CO2 or polymer, to remove additional oil after Secondary Recovery.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

MBbls	One thousand barrels of crude oil, condensate, or natural gas liquids.

MBoe	One thousand barrels of crude oil equivalent.

Mcf	One thousand cubic feet of natural gas.

MMBtu	One million British thermal units.

MMcf	One million cubic feet of natural gas.

MMcf/d	Millions of cubic feet per day.

Natural gas liquids (NGLs)	Those hydrocarbons in natural gas that are separated from the gas as liquids through the process of absorption, condensation, adsorption or other methods in gas processing or cycling plants. Natural gas liquids primarily include propane, butane, isobutane, pentane, hexane and natural gasoline.

New Credit Facility	Ninth Restated Credit Agreement, dated as of March 21, 2017, by and among us, Chaparral Energy, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent and The Lenders and Prepetition Borrowers Party Hereto.

NYMEX	The New York Mercantile Exchange.

Play	A term describing an area of land following the identification by geologists and geophysicists of reservoirs with potential oil and natural gas reserves.

Prior Credit Facility	Eighth Restated Credit Agreement, dated as of April 12, 2010, by and among us, Chaparral Energy, L.L.C., in its capacity as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent and each of the Lenders named therein, as amended.

Proved developed reserves	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved reserves	The quantities of oil and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Proved undeveloped reserves	Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

PV-10 value	When used with respect to oil and natural gas reserves, PV-10 value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, excluding escalations of prices and costs based upon future conditions, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10%.

Registration Rights Agreement	Registration Rights Agreement, dated as of March 21, 2017, by and among Chaparral Energy, Inc. and the Stockholders named therein.

Reorganization Plan	First Amended Joint Plan of Reorganization for Chaparral Energy, Inc. and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code.

SEC	The Securities and Exchange Commission.

Secondary Recovery	The recovery of oil and natural gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary Recovery methods are often applied when production slows due to depletion of the natural pressure.

Senior Notes	Collectively, our 9.875% senior notes due 2020, 8.25% senior notes due 2021, and 7.625% senior notes due 2022, of which all obligations have been discharged upon consummation of our Reorganization Plan.

STACK	An acronym standing for Sooner Trend Anadarko Canadian Kingfisher. A play in the Anadarko Basin of Oklahoma in which we operate.

Undeveloped acreage	Lease acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

Unit	The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that constitute forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties. These statements may relate to, but are not limited to, information or assumptions about us, our capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, and management’s plans, strategies, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. Any statement that is not a historical fact is a forward-looking statement. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

Forward-looking statements in this prospectus may include, for example, statements about:

•	fluctuations in demand or the prices received for oil and natural gas;

•	the amount, nature and timing of capital expenditures;

•	drilling, completion and performance of wells;

•	competition and government regulations;

•	timing and amount of future production of oil and natural gas;

•	costs of exploiting and developing properties and conducting other operations, in the aggregate and on a per-unit equivalent basis;

•	changes in proved reserves;

•	operating costs and other expenses;

•	our future financial condition, results of operations, revenue, cash flows and expenses;

•	estimates of proved reserves;

•	exploitation of property acquisitions; and

•	marketing of oil and natural gas.

These forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus, the factors include:

•	the ability to operate our business following emergence from bankruptcy;

•	worldwide supply of and demand for oil and natural gas;

•	volatility and declines in oil and natural gas prices;

•	drilling plans (including scheduled and budgeted wells);

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•	our new capital structure and the adoption of fresh start accounting, including the risk that assumptions and factors used in estimating enterprise value vary significantly from current values;

•	the number, timing or results of any wells;

•	changes in wells operated and in reserve estimates;

•	supply of CO2;

•	future growth and expansion;

•	future exploration;

•	integration of existing and new technologies into operations;

•	future capital expenditures (or funding thereof) and working capital;

•	borrowings and capital resources and liquidity;

•	changes in strategy and business discipline, including our post-emergence business strategy;

•	future tax matters;

•	any loss of key personnel;

•	geopolitical events affecting oil and natural gas prices;

•	outcome, effects or timing of legal proceedings;

•	the effect of litigation and contingencies;

•	the ability to generate additional prospects; and

•	the ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions may change the schedule of any future production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. Because it is abbreviated, this summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

Unless the context requires otherwise, references in this prospectus to the “Company,” “Chaparral,” “we,” “our” and “us” refer to Chaparral Energy, Inc. and its subsidiaries on a consolidated basis. We have provided definitions of terms commonly used in the oil and natural gas industry or otherwise in this prospectus in the “Glossary of Certain Defined Terms” at the beginning of this prospectus. Unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Effective Date (as defined below) of the Reorganization Plan, as contained herein, reflect the actual historical consolidated results of operations and financial condition of the Company for the periods presented and do not give effect to the Reorganization Plan or any of the transactions contemplated thereby, including the adoption of “fresh-start” accounting. Accordingly, such financial information may not be representative of the Company’s performance or financial condition after the Effective Date. Except with respect to such historical financial information and data and accompanying financial statements and corresponding notes or as otherwise noted or suggested by the context, all other information contained herein relates to the Company following the Effective Date. References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to the Effective Date. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the Company prior to, and including, the Effective Date.

Our Company

Founded in 1988, we are a Delaware corporation headquartered in Oklahoma City and a Mid-Continent independent oil and natural gas exploration and production company. We have capitalized on our sustained success in the Mid-Continent area in recent years by expanding our holdings to become a leading player in the liquids-rich STACK play, which is home to multiple oil-rich reservoirs including the Oswego, Meramec, Osage and Woodford formations. We also have significant production from CO2 EOR methods underscored by our activity in the North Burbank Unit in Osage County, Oklahoma, which is the single largest oil recovery unit in the state.

Chapter 11 Plan of Reorganization

On May 9, 2016 (the “Petition Date”), the Debtors filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the Bankruptcy Court commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017 (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Principal Executive Offices

Our principal executive offices are located at 701 Cedar Lake Boulevard, Oklahoma City, Oklahoma, and our telephone number at that address is (405) 478-8770. Information contained on our website, www.chaparralenergy.com, does not constitute a part of this prospectus.

The Offering

Common Stock Offered by the Selling Stockholders:	Up to 20,418,108 shares of our Class A common stock, including up to 3,505,724 shares of Class A common stock issuable upon the conversion of shares of Class B common stock and 140,023 shares of Class A common stock issuable upon exercise of warrants, and 3,505,724 shares of our Class B common stock.

Common Stock Outstanding:	37,110,630 shares of Class A common stock outstanding as of May 31, 2017 and 7,871,512 shares of Class B common stock outstanding as of May 31, 2017.

Use of Proceeds:	We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders.

Dividend Policy	We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We are also restricted in our ability to pay dividends under our New Credit Facility. Please read “Dividend Policy.”

Listing and Trading Symbols:

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Due to its relatively small trading volume, it may be difficult for holders to resell their shares of Class A common stock at prices they find attractive, or at all.

Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing.

Risk Factors:	Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus in evaluating an investment in our common stock. If any of the following risks were to occur, our business, financial condition, results of operations, and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our business

We may not be able to achieve our projected financial results or service our debt.

Although the financial projections recently disclosed in our Disclosure Statement filed with the Bankruptcy Court represent our view based on then current known facts and assumptions about the future operations of the Company there is no guarantee that the financial projections will be realized. We may not be able to meet the projected financial results or achieve projected revenues and cash flows assumed in projecting future business prospects. To the extent we do not meet the projected financial results or achieve projected revenues and cash flows, we may lack sufficient liquidity to continue operating as planned after emergence from bankruptcy and may be unable to service our debt obligations as they come due or may not be able to meet our operational needs. Any one of these failures may preclude us from, among other things: (a) taking advantage of future opportunities; (b) growing our businesses; or (c) responding to future changes in the oil and gas industry. Further, our failure to meet the projected financial results or achieve projected revenues and cash flows could lead to cash flow and working capital constraints, which constraints may require us to seek additional working capital. We may not be able to obtain such working capital when it is required.

Oil and gas price volatility, including the recent significant decline in oil and gas prices, have adversely affected and continue to adversely affect our financial condition, financial results, cash flows, access to capital and ability to grow.

Our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical conditions. This price volatility also affects the cash flow we will have available for capital expenditures as well as our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of factors that are beyond our control. These factors include, but are not limited to, the following:

•	the level of consumer demand for oil and natural gas;

•	the domestic and foreign supply of oil and natural gas;

•	commodity processing, gathering and transportation availability, and the availability of refining capacity;

•	the price and level of foreign imports of oil and natural gas;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls;

•	domestic and foreign governmental regulations and taxes;

•	the supply of other inputs necessary to our production;

•	the price and availability of alternative fuel sources;

•	weather conditions;

•	financial and commercial market uncertainty;

•	political conditions or hostilities in oil and natural gas producing regions, including the Middle East and South America; and

•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and gas price movements with any certainty. For example, during the five years prior to December 31, 2016, the posted price for West Texas Intermediate light sweet crude oil, commonly referred to as West Texas Intermediate, has ranged from a low of $26.19 per Bbl in February 2016 to a high of $110.62 per Bbl in September 2013. The Henry Hub daily spot market price of natural gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $8.15 per MMBtu in February 2014. Since mid-2014, oil and natural gas prices have declined significantly, due in large part to increasing supplies and weakening demand growth. The significant decline in oil and natural gas prices beginning in the second half of 2014 and continuing today has materially adversely impacted our operations, the value of our estimated proved reserves and, in turn, the market value used by the lenders to determine our borrowing base.

Extended periods of continuing lower oil and natural gas prices will not only reduce our revenue but also will reduce the amount of oil and natural gas we can produce economically, and as a result, would have a material adverse effect on our financial condition, results of operations, and reserves. During periods of low commodity prices we shut in or curtail production from additional wells and defer drilling new wells, challenging our ability to produce at commercially paying quantities required to hold our leases. A reduction in production could result in a shortfall in our expected cash flows and require us to reduce our capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively impact our ability to replace our production and our future rate of growth.

A decline in prices from current levels may lead to additional write downs of the carrying values of our oil and natural gas properties in the future which could negatively impact results of operations.

We utilize the full cost method of accounting for costs related to our oil and natural gas properties. Under this method, all costs incurred for both productive and nonproductive properties are capitalized and amortized on an aggregate basis using the units-of-production method. However, these capitalized costs are subject to a ceiling test that limits such pooled costs to the aggregate of the present value of estimated future net revenues attributable to proved oil and natural gas reserves discounted at 10% net of tax considerations, plus the cost of unproved properties not being amortized. The full cost ceiling is evaluated at the end of each quarter using the SEC prices for oil and natural gas in effect at that date. A write-down of oil and natural gas properties does not impact cash flow from operating activities, but does reduce net income. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date. We recorded ceiling test write-downs of $281 million in 2016 and $1.5 billion in 2015. Crude oil prices have staged a moderate recovery in late 2016 and early 2017 from previous historic lows in early 2016. However, oil and natural gas prices are volatile and this and other factors, without mitigating circumstances, could require us to further write down capitalized costs and incur corresponding noncash charges to earnings. Since the prices used in the cost ceiling are based on a trailing twelve-month period, the full impact of a sudden price decline is not recognized immediately.

A significant portion of total proved reserves as of December 31, 2016, are undeveloped, and those reserves may not ultimately be developed.

As of December 31, 2016, approximately 57%, of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to make significant capital expenditures to convert our proved undeveloped reserves into proved developed reserves at a total estimated undiscounted cost of $1.0 billion. You should be aware that actual development costs may exceed estimates, development may not occur as scheduled and results may not be as estimated. If we choose not to develop our proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves.

In addition, under the SEC’s reserve reporting rules, proved undeveloped reserves generally may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking or unless specific circumstances justify a longer time. A substantial portion of our proved undeveloped reserves are scheduled to be developed over a period extending beyond the typical five year time frame. These reserves are related to our Active EOR Areas and we believe that the specific facts and circumstances of the ongoing projects within these areas justify a longer development time frame. We may be required to write off any reserves that are not developed within this five-year time frame in the event that the SEC does not agree that the specific circumstances related to the longer-term reserves are otherwise exempted from the five-year reporting rules.

The actual quantities and present value of our proved reserves may be lower than we have estimated.

Estimating quantities of proved oil and natural gas reserves is a complex process. The quantities and values of our proved reserves in the projections are only estimates and subject to numerous uncertainties. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation. These estimates depend on assumptions regarding quantities and production rates of recoverable oil and natural gas reserves, future prices for oil and natural gas, timing and amounts of development expenditures and operating expenses, all of which will vary from those assumed in our estimates. If the variances in these assumptions are significant, many of which are based upon extrinsic events we cannot control, they could significantly affect these estimates. Any significant variance from the assumptions used could result in the actual amounts of oil and natural gas ultimately recovered and future net cash flows being materially different from the estimates in our reserves reports. In addition, results of drilling, testing, production, and changes in prices after the date of the estimates of our reserves may result in substantial downward revisions. These estimates may not accurately predict the present value of future net cash flows from our oil and natural gas reserves.

You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of production and expenses associated with the development and production of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In accordance with requirements of the SEC, the estimates of present values are based on a twelve-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the twelve-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of these estimates. Our December 31, 2016 reserve report used SEC pricing of $2.49 per Mcf for natural gas and $42.75 per Bbl for oil.

The development of the proved undeveloped reserves in our Active EOR Areas may take longer and may require higher levels of capital expenditures than we currently anticipate.

As of December 31, 2016, undeveloped reserves in our Active EOR Areas comprised 55% of our total estimated proved reserves. As of December 31, 2016, we expect to incur future development costs of $0.9 billion, including $323 million for CO2 purchase, compression and transportation, over the next 30 years to substantially develop these reserves. The future development costs for our Active EOR Areas are 86% of our total estimated future development and abandonment costs of $1.1 billion as of December 31, 2016. Development of these reserves may take longer and require higher levels of capital expenditures than we currently anticipate. In addition, the development of these reserves will require the use of EOR techniques, including water flood and CO2 injection installations, the success of which is still subject to interpretation and predictability by reservoir engineers. Therefore, ultimate recoveries from these fields may not match current expectations.

Restrictive covenants in our New Credit Facility could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Our New Credit Facility imposes operating and financial restrictions on us. These restrictions limit our ability and that of our restricted subsidiaries to, among other things:

•	incur additional indebtedness;

•	make investments or loans;

•	create liens;

•	consummate mergers and similar fundamental changes;

•	make restricted payments;

•	make investments in unrestricted subsidiaries; and

•	enter into transactions with affiliates.

The restrictions contained in the New Credit Facility could:

•	limit our ability to plan for, or react to, market conditions, to meet capital needs or otherwise to restrict our activities or business plan; and

•	adversely affect our ability to finance our operations, enter into acquisitions or to engage in other business activities that would be in our interest.

Our New Credit Facility includes provisions that require mandatory prepayment of outstanding borrowings and/or a borrowing base redetermination when we make asset dispositions over a certain threshold, which could limit our ability to generate liquidity from asset sales. Also, our New Credit Facility requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control and, as a result, we may be unable to meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a continued downturn in our business or a downturn in the economy in general or otherwise conduct necessary corporate activities. Further declines in oil and natural gas prices could result in our failing to meet one or more of the financial covenants under our New Credit Facility, which could require us to refinance or amend such obligations resulting in the payment of consent fees or higher interest rates, or require us to raise additional capital at an inopportune time or on terms not favorable to us.

A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our New Credit Facility. A default under our New Credit Facility, if not cured or waived, could result in acceleration of all indebtedness outstanding thereunder, which in turn would trigger cross-acceleration and cross-default rights under our other debt.

Provisions in the Stockholders Agreement may restrict, delay or prevent certain transactions that would be beneficial to our stockholders and our business, which could adversely affect our ability to conduct business.

The Stockholders Agreement contains certain provisions requiring the approval of 66 2/3% of our stockholders, thereby restricting the ability of our board of directors to effect certain transactions or other advantageous actions. Such provisions requiring the approval of holders of at least 66 2/3% of our outstanding common stock could make it more difficult or impossible for us to enter into transactions or agreements that are important to our business, even if the transaction or agreement would be beneficial to our stockholders, including:

•	a merger, consolidation, or sale of all or substantially all of the Company’s assets;

•	an acquisition outside the ordinary course of business or exceeding $125,000,000;

•	an amendment, waiver or modification of the certificate of incorporation or bylaws of the Company;

•	any issuance of preferred stock or other capital stock of the Company senior to the Company common stock;

•	an incurrence of new indebtedness that would result in the aggregate indebtedness of the Company exceeding $650,000,000; and

•	with certain exceptions, an initial public offering on or prior to December 15, 2018.

Competition in the oil and natural gas industry is intense and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas production, acquisition, development, and exploration and face intense competition from both major and other independent oil and natural gas companies:

•	seeking to acquire desirable producing properties or new leases for future development or exploration; and

•	seeking to acquire the equipment and expertise necessary to operate and develop our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, select suitable prospects and consummate transactions in this highly competitive environment.

Drilling wells is speculative and capital intensive.

Developing and exploring properties for oil and natural gas requires significant capital expenditures and involves a high degree of financial risk, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The budgeted costs of drilling, completing, and operating wells are often exceeded and can increase significantly when drilling costs rise. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt or other methods of financing on commercially reasonable terms to meet these requirements. If revenue were to decrease as a result of lower oil and natural gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves, which may have an adverse effect on our results of operations and financial condition. In addition, drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, and mechanical difficulties. Moreover, the successful drilling or completion of an oil or natural gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop, or acquire additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. Recovery of such reserves will require significant capital expenditures and successful drilling and EOR operations. Our December 31, 2016 reserve estimates reflect that our production rate on current proved developed reserve properties will decline at annual rates of approximately 15%, 13%, and 15% for the next three years. Thus, our future oil and natural gas reserves and production and, therefore, our financial condition, results of operations, and cash flows are highly dependent on our success in efficiently developing our current reserves and economically discovering or acquiring additional recoverable reserves. Due to lower oil prices, we have significantly reduced capital expenditures in 2015 and 2016 compared to 2014 which has therefore reduced our replacement of reserves when compared to previous years.

Development and exploration drilling may not result in commercially productive reserves.

Drilling activities are subject to many risks, including the risk that commercially productive reservoirs will not be encountered. We cannot assure you that new wells we drill will be productive or that we will recover all or any portion of our investment in such wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be economically recovered and/or produced. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit at then-realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. These risks are magnified when operating in an environment of low crude oil prices. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	decline in commodity prices

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

If, for any reason, we are unable to economically recover reserves through our exploration and drilling activities, our results of operations, cash flows, growth, and reserve replenishment may be materially affected.

Oil and natural gas drilling and production operations can be hazardous and may expose us to uninsurable losses or other liabilities.

Oil and natural gas operations are subject to many risks, including well blowouts, cratering, explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, hydraulic fracturing fluids, toxic gas or other pollutants and other environmental and safety hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these events occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	cleanup responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions or other proceedings that suspend, limit or prohibit operations.

Our liability for environmental hazards sometimes includes those created on properties prior to the date we acquired or leased them. While we maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover any or all resulting losses or liabilities. Moreover, if we experience more insurable events, our annual premiums may increase further or we may not be able to obtain any such insurance on commercially reasonable terms. The occurrence of, or failure by us to obtain or maintain adequate insurance coverage for, any of the events listed above could have a material adverse effect on our financial condition and results of operations, as well as our growth, exploration, and employee recruitment activities.

We may not have sufficient funds to repay bank borrowings if required as a result of a borrowing base redetermination.

Availability under our New Credit Facility Revolver (the “New Revolver”) is subject to a borrowing base, initially set at $225.0 million as of March 21, 2017, and which is redetermined by the banks semi-annually on May 1 and November 1 of each year, commencing on May 1, 2018. In addition, the banks may request a borrowing base redetermination once between each scheduled redetermination and in the event of early termination of our derivative contracts. Dispositions of our oil and natural gas assets or incurrence of permitted senior unsecured debt may also trigger automatic reductions in our borrowing base. If the outstanding borrowings under our New Revolver were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this excess. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay a portion of our bank borrowings in the amount of the excess either in a lump sum within 45 days or in equal monthly installments over a six-month period; (2) to submit within 45 days additional unburdened oil and gas properties to be mortgaged sufficient to eliminate the excess or (3) to eliminate the excess through a combination of repayments and the submission of additional oil and gas properties within 45 days. If we are forced to repay a portion of our bank borrowings, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Asset sales may also reduce available collateral and availability under the New Credit Facility and could have a material adverse effect on our business and financial results. In addition, we cannot be certain that our cash flow will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations.

Resolution of litigation could materially affect our financial position and results of operations.

We have been named as a defendant in certain lawsuits. See “Business—Legal Proceedings.” In some of these suits, our liability for potential loss upon resolution may be mitigated by insurance coverage. To the extent that potential exposure to liability is not covered by insurance or insurance coverage is inadequate, we could incur losses that could be material to our financial position or results of operations in future periods. We may also become involved in litigation over certain issues related to the Reorganization Plan, including the proposed treatment of certain claims thereunder. The outcome of such litigation could have a material impact on our financial position or results of operations in future periods.

We cannot control the activities on properties we do not operate and we are unable to ensure the proper operation and profitability of these non-operated properties.

We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operation of these properties. The success and timing of drilling and development activities on our partially owned properties operated by others therefore will depend upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and diligence in adequately performing operations and complying with applicable agreements;

•	financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

As a result of any of the above or an operator’s failure to act in ways that are in our best interest, our allocated production revenues and results of operations could be adversely affected.

If the third parties we rely on for gathering and distributing our oil and natural gas are unable to meet our needs for such services and facilities, our future exploration and production activities could be adversely affected.

The marketability of our production depends upon the proximity of our reserves to, and the capacity of, third-party facilities and third-party services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and refineries or processing facilities. Such third parties are subject to federal and state regulation of the production and transportation of oil and natural gas. If such third parties are unable to comply with such regulations and we are unable to replace such service and facilities providers, we may be required to shut-in producing wells or delay or discontinue development plans for our properties. A shut-in, delay or discontinuance could adversely affect our financial condition.

Limitations or restrictions on our ability to obtain water may have an adverse effect on our operating results.

Our operations require significant amounts of water for drilling and hydraulic fracturing. Limitations or restrictions on our ability to obtain water from local sources may require us to find remote sources. In addition, treatment and disposal or such water after use is becoming more highly regulated and restricted. Thus, costs for obtaining and disposing of water could increase significantly, potentially limiting our ability to engage in hydraulic fracturing. This could have a material adverse effect on our operations.

We are subject to complex laws and regulations, including environmental and safety regulations, which can adversely affect the cost, manner, and feasibility of doing business.

Our exploration, production, and marketing operations are subject to complex and stringent federal, state, and local laws and regulations governing, among other things: land use restrictions, drilling bonds and other financial responsibility requirements, reporting and other requirements with respect to emissions of greenhouse gases and air pollutants, utilization and pooling of properties, habitat and endangered species protection, reclamation and remediation, well stimulation processes, produced water disposal, CO2 pipeline requirements, safety precautions, operational reporting, and tax requirements. These laws, regulations and related public policy considerations affect the costs, manner, and feasibility of our operations and require us to make significant expenditures in order to comply. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of injunctions that could limit or prohibit our operations. In addition, some of these laws and regulations may impose joint and several, strict liability for contamination resulting from spills, discharges, and releases of substances, without regard to fault or the legality of the original conduct. Under such laws and regulations, we could be required to remove or remediate previously disposed substances and property contamination, including wastes disposed or released by prior owners or operators. Changes in, or additions to, environmental laws and regulations occur frequently, and any changes or additions that result in more stringent and costly waste handling, storage, transport, disposal, cleanup or other environmental protection requirements could have a material adverse effect on our operations and financial position.

Future legislation may result in the elimination of certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development. Additionally, future federal and state legislation may impose new or increased taxes or fees on oil and natural gas extraction.

In recent years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. federal and state income tax laws, including the elimination of certain U.S. federal income tax benefits and deductions currently available to oil and gas companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the increase of the amortization period of geological and geophysical expenses, (iii) the elimination of current deductions for intangible drilling and development costs; and (iv) the elimination of the deduction for certain U.S. production activities. Moreover, other generally applicable features of proposed tax reform legislation, such as changes to the deductibility of interest expense, the cost recovery rules and the types of income subject to federal income taxes could impact our income taxes and resulting operating cash flow. Although it is currently unclear whether any such proposals will be enacted or what form they might possibly take, the President and Congress could include some or all of these proposals as part of anticipated tax reform legislation to accompany lower U.S. federal income tax rates. The passage of such legislation or any other similar change in U.S. federal income tax law could eliminate, reduce or postpone certain tax deductions that are currently available to us or otherwise affect our U.S. federal income tax liability and any such change could negatively affect our financial condition and results of operations. Additionally, legislation could be enacted that imposes new fees or increases the taxes on oil and natural gas extraction, which could result in increased operating costs and/or reduced consumer demand for petroleum products and thereby affect the prices we receive for our commodity products.

Potential legislative and regulatory actions could negatively affect our business.

In addition to the Safe Drinking Water Act and other potential regulations on hydraulic fracturing practices, numerous other legislative and regulatory proposals affecting the oil and gas industry have been introduced, are anticipated to be introduced, or are otherwise under consideration, by Congress, state legislatures and various federal and state agencies. Among these proposals are: (1) climate change/carbon tax legislation introduced in Congress, and EPA regulations to reduce greenhouse gas emissions; and (2) legislation introduced in Congress to impose new taxes on, or repeal various tax deductions available to, oil and gas producers, such as the current tax deductions for intangible drilling and development costs, which deductions, if eliminated, could raise the cost of energy production, reduce energy investment and affect the economics of oil and gas exploration and production activities. Any of the foregoing described proposals could affect our operations, and the costs thereof. The trend toward stricter standards, increased oversight and regulation and more extensive permit requirements, along with any future laws and regulations, could result in increased costs or additional operating restrictions which could have an effect on demand for oil and natural gas or prices at which it can be sold. However, until such legislation or regulations are enacted or adopted into law and thereafter implemented, it is not possible to gauge their impact on our future operations or their results of operations and financial condition.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing and waste water injector wells could result in increased costs and additional operating restrictions or delays.

Our hydraulic fracturing operations are a significant component of our business, and it is an important and common practice that is used to stimulate production of hydrocarbons, particularly oil and natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the development of regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Beginning in August 2012, the EPA issued a series of rules under the CAA that establish new emission control requirements for emissions of volatile organic compounds and methane from certain oil and natural gas production and natural gas processing operations and equipment. And in March 2015, the Bureau of Land Management (“BLM”) finalized a rule governing hydraulic fracturing on federal lands, implementation of which has been stayed pending the resolution of legal challenges. Further, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed in recent sessions of Congress. Several states and local jurisdictions in which we operate also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids.

More recently, federal and state governments have begun investigating whether the disposal of produced water into underground injection wells (and to a lesser extent, hydraulic fracturing) has caused increased seismic activity in certain areas. In response, some states, including states in which we operate, have imposed additional requirements on the construction and operation of underground disposal wells. For example, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division and the Oklahoma Geologic Survey recently released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations.

These developments, as well as increased scrutiny of hydraulic fracturing and underground injection activities by state and municipal authorities may result in additional levels of regulation or complexity with respect to existing regulations that could lead to operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase our cost of compliance and doing business.

Studies by both state or federal agencies demonstrating a correlation between earthquakes and oil and natural gas activities could result in increased regulatory and operational burdens.

In recent years, Oklahoma has experienced a significant increase in earthquakes and other seismic activity. On April 21, 2015, the Oklahoma Geologic Survey (“OGS”) issued a document entitled “Statement of Oklahoma Seismicity,” in which the agency states “[t]he OGS considers it very likely that the majority of recent earthquakes, particularly those in central and north-central Oklahoma, are triggered by the injection of produced water in disposal wells.” The Oklahoma Corporation Commission (“OCC”) has issued directives restricting injection of high volumes of water into the Arbuckle formation and into the crystalline basement below within a specified area of interest (“AOI”) in Central and Western Oklahoma. In the Spring of 2016 the OCC issued Regional Earthquake Response Plans for Western Oklahoma, Combined, the Plans expanded the 2015 AOI to include more than 10,000 square miles and more than 600 Arbuckle disposal wells, resulting in a reduction of more than 800,000 barrels per day from the 2015 average injection volumes. We operate 16 wells in the AOI and are fully compliant with all regulations relating to the disposal of produced water. In addition, in September and November of 2016 the OCC issued additional directives requiring modification of disposal in wells in the vicinity of Pawnee and Cushing, Oklahoma requiring salt water disposal wells to be shut in or to reduce injection volumes into salt water disposal wells in the area. We did not operate any of the disposal wells in the additional area. On February 24, 2017, the OCC issued a new directive aimed at limiting the future growth of disposal rates into the Arbuckle by capping disposal volumes in the AOI, even those not operating under currently permitted volumes, to the thirty day disposal average. Although we continue to operate disposal wells in the area, at this time our operations have not been affected. We cannot predict whether future regulatory actions will result in further expansion of this “area of interest” or new or additional regulations by the OCC or other agencies with jurisdiction over our operations. Any such expansion or new regulation could result in additional levels of regulation, or increased complexity with respect to existing regulations, that could lead to operational delays or increased operating costs and result in additional regulatory burdens that could make it more difficult to inject produced water into disposal wells, and may increase our costs of compliance and doing business. In addition, even though we have conducted our operations in compliance with applicable laws, the increase in media and regulatory attention to the possible connection between seismic activity and produced water injection has led to litigation filed against us and other oil and gas producers requesting compensation for damages, including demands for earthquake insurance premiums on a going forward basis. We cannot predict the outcome of this litigation or provide assurances that other similar claims will not be filed against us in the future.

We are responsible for the decommissioning, abandonment, and reclamation costs for our facilities.

We are responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of our facilities at the end of their economic life, the costs of which may be substantial. It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation. We may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more decommissioning, abandonment and reclamation reserve funds to provide for payment of future decommissioning, abandonment and reclamation costs, which could decrease funds available to service debt obligations. In addition, such reserves, if established, may not be sufficient to satisfy such future decommissioning, abandonment and reclamation costs and we will be responsible for the payment of the balance of such costs.

Costs of environmental liabilities could exceed our estimates and adversely affect our operating results.

Our operations are subject to numerous environmental laws and regulations, which obligate us to install and maintain pollution controls and to clean up various sites at which regulated materials may have been disposed of or released. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters because of:

•	the uncertainties in estimating cleanup costs;

•	the discovery of additional contamination or contamination more widespread than previously thought;

•	the uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties;

•	changes in interpretation and enforcement of existing environmental laws and regulations; and

•	future changes to environmental laws and regulations and their enforcement.

Although we believe we have established appropriate reserves for known liabilities, including cleanup costs, we could be required to set aside additional reserves in the future due to these uncertainties, incur material cleanup costs, other liabilities, and/or expend significant sums to defend ourselves against litigation related to legacy environmental issues, which could have an adverse effect on our operating results.

Our use of derivative instruments could result in financial losses or reduce our income.

To reduce our exposure to the volatility in the price of oil and gas and provide stability to cash flows, we enter into derivative positions. Our commodity hedges are currently comprised of fixed price swaps and collars with financial institutions. The volumes and average notional prices of these hedges are disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

Derivative instruments expose us to risk of financial loss in some circumstances, including when:

•	our production is less than expected;

•	the counterparty to the derivative instruments defaults on its contractual obligations; or

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the derivative instruments.

Derivatives also expose us to risk of income reduction as derivative instruments may limit the benefit we would receive from increases in the prices for oil and natural gas. Additionally, none of our derivatives are classified as hedges for accounting purposes and therefore must be adjusted to fair value through income each reporting period.

While the primary purpose of our derivative transactions is to protect ourselves against the volatility in oil and natural gas prices, under certain circumstances, or if hedges are discontinued, or terminated for any reason, we may incur substantial losses in closing out our positions, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

We are subject to financing and interest rate exposure risks.

Our future success depends on our ability to access capital markets and obtain financing on reasonable terms. Our ability to access financial markets and obtain financing on commercially reasonable terms in the future is dependent on a number of factors, many of which we cannot control, including changes in:

•	our credit ratings;

•	interest rates;

•	the structured and commercial financial markets;

•	market perceptions of us or the oil and natural gas exploration and production industry; and

•	tax burden due to new tax laws.

Assuming a constant debt level of $375.0 million, equal to our borrowing base as of March 21, 2017 under the senior secured revolving loan of our New Credit Facility and our term loan under the same facility, the cash flow impact for a 12-month period resulting from a 100 basis point movement in interest rates, regardless of whether the spread widens or tightens, would be $3.8 million. As a result, any increases in our interest rates, or our inability to access the equity markets on reasonable terms, could have an adverse impact on our financial condition, results of operations, and growth prospects.

Unusual weather patterns or natural disasters, whether due to climate change or otherwise, could negatively impact our financial condition.

Our business depends, in part, on normal weather patterns across the United States. Natural gas demand and prices are particularly susceptible to seasonal weather trends. Warmer than usual winters can result in reduced demand and high season-end storage volumes, which can depress prices to unacceptably low levels. In addition, because a majority of our properties are located in Oklahoma and Texas, our operations are constantly at risk of extreme adverse weather conditions such as freezing rain, tornadoes and hurricanes. Any unusual or prolonged adverse weather patterns in our areas of operations or markets, whether due to climate change or otherwise, could have a material and adverse impact on our business, financial condition and cash flow. In addition, our business, financial condition and cash flow could be adversely affected if the businesses of our key vendors, purchasers, contractors, suppliers or transportation service providers were disrupted due to severe weather, such as freezing rain, hurricanes or floods, whether due to climate change or otherwise.

Changes in, or challenges to, our rates and other terms and conditions of service could have a material adverse effect on our financial condition and results of operations.

The rates charged by certain of our pipeline systems are regulated by the Federal Energy Regulatory Commission, or FERC, state regulatory agencies, or both. These regulatory agencies also regulate other terms and conditions of the services these pipeline systems provide, including the types of services we may offer. If one of these regulatory agencies, on its own initiative or due to challenges by third parties, were to lower our tariff rates or deny any rate increase or other material changes to the types, or terms and conditions, of service we might propose, the profitability of our pipeline businesses would suffer. If we were permitted to raise our tariff rates for a particular pipeline, there might be significant delay between the time the tariff rate increase is approved and the time that the rate increase actually goes into effect, which if delayed could further reduce our cash flow. Furthermore, competition from other pipeline systems may prevent us from raising our tariff rates even if regulatory agencies permit us to do so. The regulatory agencies that regulate our systems periodically implement new rules, regulations and terms and conditions of services subject to their jurisdiction. New initiatives or orders may adversely affect the rates charged for our services or otherwise adversely affect our financial condition, results of operations and cash flows.

A change in the jurisdictional characterization of our assets, or a change in policy, could result in increased regulation of our assets which could materially affect our financial condition, results of operations and cash flows and our ability to make cash distributions to our unitholders.

Certain of our pipeline assets are natural gas gathering facilities. Unlike interstate natural gas transportation facilities, natural gas gathering facilities are exempt from the jurisdiction of the FERC under the Natural Gas Act of 1938, or NGA. Although the FERC has not made a formal determination with respect to all of our facilities we believe to be gathering facilities, we believe that these pipelines meet the traditional tests that the FERC has used to determine that a pipeline is a gathering pipeline and is therefore not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities is subject to change based on future determinations by the FERC, the courts or Congress. If the FERC were to consider the status of an individual facility and determine that the facility and/or services provided by it are not exempt from FERC regulation under the NGA and that the facility provides interstate service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the Natural Gas Policy Act of 1978, or NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, could adversely affect our financial condition, results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties, as well as a requirement to disgorge charges collected for such services in excess of the rate established by the FERC.

The absence of a quorum at FERC, if it persists, could limit our ability to construct new facilities and/or expand certain existing facilities, which could have a material and adverse impact on our business and result of operations.

FERC, or the Commission, oversees, among other matters, the interstate sale at wholesale and transportation of natural gas. FERC’s authority includes reviewing proposals to site, construct, expand and/or retire interstate natural gas pipeline facilities. As set forth in the Department of Energy Authorization Act (“DOE Act”), the Commission is composed of up to five Commissioners, who are to be appointed by the President and confirmed by the Senate. The DOE Act requires that at least three Commissioners be present “for the transaction of business.” Without such a quorum of three or more Commissioners, FERC is unable to act on matters that require a vote of its Commissioners. Norman Bay, a FERC Commissioner and former Chairman of the Commission, resigned effective February 3, 2017. With Commissioner Bay’s departure, only two FERC Commissioners remained in office, as there were already two vacancies prior to Commissioner Bay’s resignation. FERC has therefore lacked the quorum required for its Commissioners to issues orders and take other actions since February 3. While FERC staff may still issue certain routine or uncontested orders under authority delegated by the Commission while it had a quorum, and such delegated authority was broadened immediately prior to Commissioner Bay’s departure, FERC is currently unable to resolve contested cases or issue major new orders, such as certificates of public convenience and necessity for new interstate natural gas pipelines or the expansion of existing FERC-certificated pipelines. The current limitations on FERC’s ability to act have not had a material effect on our operations, but if the absence of a quorum continues for a long enough period of time, our ability to construct new facilities and/or expand the capacity of our pipelines could be materially affected. The absence of a quorum will continue until a new FERC Commissioner is nominated by the President and confirmed by the Senate, provided the two remaining FERC Commissioners remain in office. The President has not yet nominated any new FERC Commissioners to fill the vacancies.

Increased regulatory requirements regarding pipeline safety and integrity management may require us to incur significant capital and operating expenses to comply.

The ultimate costs of compliance with pipeline safety and integrity management regulations are difficult to predict. The majority of the compliance costs are for pipeline safety and integrity testing and the repairs found to be necessary. We plan to continue our efforts to assess and maintain the safety and integrity of our existing and future pipelines as required by the DOT and PHMSA rules. The results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines. In addition, new laws and regulations that may be enacted in the future, or a revised interpretation of existing laws and regulations, could significantly increase the amount of these costs. We cannot be assured about the amount or timing of future expenditures for pipeline integrity regulation, and actual future expenditures may be different from the amounts we currently anticipate. Revised or additional regulations that result in increased compliance costs, or additional operating restrictions, could have a material adverse effect on our business, financial position, results of operations and prospects.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on us and our ability to hedge risks associated with our business.

The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations establishing federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market including swap clearing and trade execution requirements. New or modified rules, regulations or requirements may increase the cost and availability to the counterparties of our hedging and swap positions which they can make available to us, as applicable, and may further require the counterparties to our derivative instruments to spin off some of their derivative activities to separate entities which may not be as creditworthy as the current counterparties. Any changes in the regulations of swaps may result in certain market participants deciding to curtail or cease their derivative activities.

While many rules and regulations have been promulgated and are already in effect, other rules and regulations remain to be finalized or effectuated, and therefore, the impact of those rules and regulations on us is uncertain at this time. The Dodd-Frank Act, and the rules promulgated thereunder, could (i) significantly increase the cost, or decrease the liquidity, of energy-related derivatives that we use to hedge against commodity price fluctuations (including through requirements to post collateral), (ii) materially alter the terms of derivative contracts, (iii) reduce the availability of derivatives to protect against risks we encounter, and (iv) increase our exposure to less creditworthy counterparties.

Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages in such personnel. The severe industry decline over the past couple of years has resulted in a large displacement of experienced personnel through layoffs and many of the affected personnel have moved on to careers in other industries. This structural shift in available workforce may be impactful in future periods. Recently the industry has experienced a modest price recovery that began in late 2016. This has resulted in an increase in the number of active drilling rigs and stimulated demand for crews and associated supplies, oilfield equipment and services, and personnel. As such we may encounter shortages of these resources as well as increased prices. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results and/or restrict or delay our ability to drill those wells and conduct those operations that we currently have planned and budgeted, causing us to miss our forecasts and projections.

A significant portion of our operations are located in Oklahoma and the Texas Panhandle, making us vulnerable to risks associated with operating in a limited number of major geographic areas.

As of March 31, 2017, almost 100% of our proved reserves and production was located in the Mid-Continent geographic area. This concentration could disproportionately expose us to operational and regulatory risk in this area. This lack of diversification in location of our key operations could expose us to adverse developments in our operating areas or the oil and natural gas markets, including, for example, transportation or treatment capacity constraints, curtailment of production or treatment plant closures for scheduled maintenance. These factors could have a significantly greater impact on our financial condition, results of operations and cash flows than if our properties were more geographically diversified.

A cyber incident could result in information theft, data corruption, operational disruption, and/or financial loss.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations, including certain of their exploration, development and production activities. We depend on digital technology to estimate quantities of oil and gas reserves, process and record financial and operating data, analyze seismic and drilling information and in many other activities related to their business. Our technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the disruption of our business operations. For example, unauthorized access to our seismic data, reserves information or other proprietary information could lead to data corruption, communication interruption, or other operational disruptions in our drilling or production operations. To date we have not experienced any material losses relating to cyber-attacks, however there can be no assurance that we will not suffer such losses in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance their protective measures or to investigate and remediate any cyber vulnerabilities.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for natural gas.

The EPA has determined that greenhouse gases present an endangerment to public health and the environment because such gases contribute to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented, and continues to adopt and implement, regulations that restrict emissions of greenhouse gases (“GHGs”) under existing provisions of the Clean Air Act (“CAA”). The EPA also requires the annual reporting of GHG emissions from certain large sources of GHG emissions in the United States, including certain oil and gas production facilities. The EPA has also taken steps to limit methane emissions from oil and gas production facilities. In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of greenhouse gases that are suspected of contributing to global warming. The United States was not currently a participant in the Protocol. In December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement entered into force in November 2016. The United States was one of over 70 nations that ratified or otherwise indicated an intention to comply with the agreement. On June 1, 2017 President Trump announced that the United States will withdraw and attempt to negotiate a different agreement. Restrictions on emissions of GHGs could adversely affect the natural gas industry by reducing demand for hydrocarbons and by making it more expensive to develop and produce hydrocarbons, either of which could have a material adverse effect on future demand for our services. Moreover, climate change may cause more extreme weather conditions and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured. For further discussion of climate change and the regulatory implications, please see “Business – Environmental Matters and Regulation – Greenhouse Gas Emissions.”

Risks related to our emergence from Chapter 11 bankruptcy

We recently emerged from bankruptcy, which could adversely affect our business and relationships.

It is possible that our having filed for bankruptcy and our recent emergence from the Chapter 11 bankruptcy proceedings could adversely affect our business and relationships with customers, vendors, royalty or working interest owners, contractors, employees or suppliers. Due to uncertainties, many risks exist, including the following:

•	key suppliers could terminate their relationship or require financial assurances or enhanced performance;

•	the ability to renew existing contracts and compete for new business may be adversely affected;

•	the ability to attract, motivate and/or retain key executives and employees may be adversely affected;

•	employees may be distracted from performance of their duties or more easily attracted to other employment opportunities;

•	landowners may not be willing to lease acreage to us; and

•	competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.

The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation. We cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations in the future.

Our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information as a result of the implementation of the Reorganization Plan and the transactions contemplated thereby and our adoption of fresh start accounting.

In connection with the Disclosure Statement we filed with the Bankruptcy Court, and the hearing to consider confirmation of the Reorganization Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Reorganization Plan and our ability to continue operations upon our emergence from bankruptcy. Those projections were prepared solely for the purpose of the bankruptcy proceedings and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. Although the financial projections disclosed in our Disclosure Statement filed with the Bankruptcy Court represent our view based on then current known facts and assumptions about the future operations of the Company there is no guarantee that the financial projections will be realized. We may not be able to meet the projected financial results or achieve projected revenues and cash flows assumed in projecting future business prospects. To the extent we do not meet the projected financial results or achieve projected revenues and cash flows, we may lack sufficient liquidity to continue operating as planned and may be unable to service our debt obligations as they come due or may not be able to meet our operational needs. Any one of these failures may preclude us from, among other things: (a) taking advantage of future opportunities; (b) growing our businesses; or (c) responding to future changes in the oil and gas industry. Further, our failure to meet the projected financial results or achieve projected revenues and cash flows could lead to cash flow and working capital constraints, which constraints may require us to seek additional working capital. We may not be able to obtain such working capital when it is required.

In addition, upon our emergence from bankruptcy, we adopted fresh start accounting, as a consequence of which our assets and liabilities were adjusted to fair values and our accumulated deficit was restated to zero. Accordingly, our future financial conditions and results of operations may not be comparable to the financial condition or results of operations reflected in the Company’s historical financial statements.

Upon our emergence from bankruptcy, the composition of our Board of Directors changed significantly.

Pursuant to the Reorganization Plan, the composition of the Board changed significantly. Upon emergence, the Board is now made up of seven directors, with a new non-executive Chairman of the Board, and of which six will not have previously served on the Board. The new directors have different backgrounds, experiences and perspectives from those individuals who previously served on the Board and, thus, may have different views on the issues that will determine the future of the Company. There is no guarantee that the new Board will pursue, or will pursue in the same manner, our current strategic plans. As a result, the future strategy and plans of the Company may differ materially from those of the past.

The ability to attract and retain key personnel is critical to the success of our business and may be affected by our emergence from bankruptcy.

The success of our business depends on key personnel. The ability to attract and retain these key personnel may be difficult in light of our emergence from bankruptcy, the uncertainties currently facing the business and changes we may make to the organizational structure to adjust to changing circumstances. We may need to enter into retention or other arrangements that could be costly to maintain. If executives, managers or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity.

Our ability to utilize our net operating loss carryforwards (“NOLs”) may be limited as a result of our emergence from bankruptcy.

In general, Section 382 of the Internal Revenue Code (“IRC”) of 1986, as amended, provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the IRC Section 382. The Company analyzed alternatives available within the IRC to taxpayers in Chapter 11 bankruptcy proceedings in order to minimize the impact of the ownership change and cancellation of indebtedness income on its tax attributes. Upon filing its 2017 U.S. Federal income tax return, the Company plans to elect an available alternative which would likely result in the

Company experiencing a limitation that subjects existing tax attributes at emergence to an IRC Section 382 limitation that could result in some or all of the remaining net operating loss carryforwards expiring unused. However, the Company will continue to evaluate the remaining available alternative which would not subject existing tax attributes to an IRC Section 382 limitation.

Limitations imposed on our ability to use NOLs to offset future taxable income may cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.

Risks relating to this offering

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

•	consequences of our reorganization under Chapter 11 of the U.S. Bankruptcy Code, from which we emerged on March 21, 2017;

•	limited trading volume in our common stock;

•	variations in operating results;

•	our involvement in litigation;

•	general U.S. or worldwide financial market conditions;

•	conditions impacting the prices of oil and gas;

•	announcements by us and our competitors;

•	our liquidity and access to capital;

•	our ability to raise additional funds;

•	events impacting the energy industry;

•	lack of trading market;

•	changes in government regulations; and

•	other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. We are also restricted in our ability to pay dividends under our New Credit Facility.

Certain anti-takeover provisions may affect your rights as a stockholder.

Our Third Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), which became effective upon our emergence from bankruptcy, authorizes our board of directors to set the terms of and issue preferred stock, subject to certain restrictions in our Stockholders Agreement as discussed under “Description of Capital Stock—Stockholders Agreement.” Our board of directors could use the preferred stock as a means to delay, defer or prevent a takeover attempt that a stockholder might consider to be in our best interest. In addition, our New Credit Facility contains terms that may restrict our ability to enter into change of control transactions, including requirements to repay borrowings under our New Credit Facility on a change in control. These provisions, along with specified provisions of the DGCL and our Certificate of Incorporation and our Amended and Restated Bylaws, may discourage or impede transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock.

Sales of substantial amounts of shares of our common stock could cause the price of our common stock to decrease.

This prospectus covers the sale by selling stockholders of a substantial number of shares of our common stock. Our stock price may decrease due to the additional amount of shares available in the market as a result of sales under this prospectus.

There is a limited trading market for our securities and the market price of our securities is subject to volatility.

Upon our emergence from bankruptcy, our old common stock was cancelled and we issued new common stock. Our common stock is not listed on any national or regional securities exchange. The market price of our common stock could be subject to wide fluctuations in response to, and the level of trading that develops with our common stock may be affected by, numerous factors, many of which are beyond our control. These factors include, among other things, our new capital structure as a result of the transactions contemplated by the Reorganization Plan, our limited trading history subsequent to our emergence from bankruptcy, our limited trading volume, the concentration of holdings of our common stock, the lack of comparable historical financial information due to our adoption of fresh start accounting, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases, announcements or events that impact our products, customers, competitors or markets, business conditions in our markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect our future results, including those described under this “Risk Factors” and elsewhere in this prospectus. No assurance can be given that an active market will develop for the common stock or as to the liquidity of the trading market for the common stock. The common stock may be traded only infrequently in transactions arranged through brokers or otherwise, and reliable market quotations may not be available. Holders of our common stock may experience difficulty in reselling, or an inability to sell, their shares. In addition, if an active trading market does not develop or is not maintained, significant sales of our common stock, or the expectation of these sales, could materially and adversely affect the market price of our common stock.

There is currently no active public trading market for our Class A common stock or our Class B common stock. Therefore, you may be unable to liquidate your investment in our common stock.

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Although our Class A common stock is quoted on the OTCQB, there is currently no active public trading market of our Class A common stock and the market price of our Class A common stock may be difficult to ascertain. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. Further, in the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing. As a result, investors in our securities may not be able to resell their shares at or above the purchase price paid by them or may not be able to resell them at all.

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. See “Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017 on a historical basis. This offering will not affect our capitalization.

This table is derived from, and should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of March 31, 2017 (in thousands)
Historical
Cash and cash equivalents:	$32,494

Long-term debt:	$293,579

Stockholders’ equity:
Preferred stock, 600,000 shares authorized, none issued and outstanding as of March 31, 2017	$—
Class A Common stock, $0.01 par value, 180,000,000 shares authorized and 37,110,630 shares issued and outstanding as of March 31, 2017	371
Class B Common stock, $0.01 par value, 20,000,000 shares authorized and 7,871,512 shares issued and outstanding as of March 31, 2017	79
Additional paid-in capital	948,613
Accumulated deficit	(19,683)

Total stockholders’ equity	$929,380

Total capitalization	$1,222,959

MARKET PRICE OF OUR COMMON STOCK

In connection with the Reorganization Plan, on the Effective Date, all shares of Predecessor common stock were cancelled, extinguished and discharged. Simultaneously with the cancellation of Predecessor common stock, we issued, or reserved for issuance, 44,982,142 shares of New Common Stock primarily to holders of certain classes of claims in the Chapter 11 Cases. Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Our Class A common stock began quoting on the OTCQB on May 26, 2017. From May 18, 2017 through May 25, 2017, our Class A common stock was quoted on the OTC Pink market place under the symbol “CHHP”. No established public trading market existed for our Class A common stock prior to that date. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. Further, in the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing. Although our Class A common stock is quoted on the OTCQB, there is currently no active public trading market in our Class A common stock as trading and quotations of our Class A common stock have been limited and sporadic. Over-the-counter market quotations reflect interdealer prices, without retailer markup, markdown, or commission and may not necessarily represent actual transactions. The following table sets forth the high and low last reported sales prices per share of our Class A common stock, as reported on the OTCQB or OTC Pink, of which we are aware for the period indicated. Based on information available to us, we believe transactions in our Class A common stock can be fairly summarized as follows for the period indicated:

Quarter Ending:	High	Low
Class A common stock
June 30, 2017 (beginning on May 18, 2017 and through June 22, 2017)	$26.00	$12.00

The closing sale price of our Class A common stock on the OTCQB on June 19, 2017 was $22.25 per share. As of June 1, 2017, we had three holders of record of our common stock, based on information provided by our transfer agent. In addition, as of June 1, 2017, we had outstanding warrants for the purchase of 140,023 shares of Class A common stock with an exercise price of $36.78 which are immediately exercisable and will expire on June 30, 2018.

DIVIDEND POLICY

We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. We are also restricted in our ability to pay dividends under our New Credit Facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data of Chaparral Energy, Inc. as of the dates and for the periods indicated. The selected historical consolidated financial data for the years ended December 31, 2016, 2015 and 2014 and the balance sheet data as of December 31, 2016 and 2015 are derived from the audited financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 are derived from our audited financial statements not included in this prospectus. The selected historical consolidated interim financial data as of March 31, 2017 and for the periods of March 22, 2017 through March 31, 2017 (Successor) and January 1, 2017 through March 21, 2017 (Predecessor) and the three months ended March 31, 2016 are derived from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited condensed financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, which are considered necessary for a fair presentation of the financial position, results of operations and cash flows for such periods. Historical results are not necessarily indicative of future results.

The summary unaudited pro forma statements of operations data for the year ended December 31, 2016 and the three months ended March 31, 2017 has been prepared to give pro forma effect to the Reorganization Plan, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Chapter 11 Reorganization,” which became effective March 21, 2017, as well as the effect of fresh start accounting. A summary unaudited pro forma balance sheet is not presented since the consolidated balance sheet as of March 31, 2017 included elsewhere in this prospectus reflects the matters described above. These data are subject to and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had such matters occurred on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

The financial information included in this prospectus may not be indicative of our future results of operations, financial position and cash flows. As a result of the application of fresh start accounting following our emergence from bankruptcy, as well as the effects of the implementation of the Reorganization Plan, the Predecessor and Successor periods may lack comparability, as required in Accounting Standards Codification Topic 205, Presentation of Financial Statements (“ASC 205”). For more information on the comparability of our results, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fresh-Start Accounting” beginning on page 29.

You should read the following table in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Pro Forma		Historical
	Successor		Successor	Predecessor		Predecessor
(in thousands)	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016	Year ended December 31,
						2016	2015	2014	2013	2012
Operating results data:
Revenues:
Commodity sales	$74,339	$252,152	$7,808	$66,531	$48,239	$252,152	$324,315	$681,557	$591,674	$509,503
Gain from oil and natural gas hedging activities	—	—	—	—	—	—	—	—	37,134	46,746

Total revenues	74,339	252,152	7,808	66,531	48,239	252,152	324,315	681,557	628,808	556,249
Costs and expenses:
Lease operating	22,554	92,179	4,259	19,941	23,415	90,533	110,659	141,608	132,690	122,829
Transportation and processing	2,395	8,845	361	2,034	1,879	8,845	8,541	8,295	7,081	8,131
Production taxes	2,733	9,610	316	2,417	1,756	9,610	9,953	28,305	33,266	32,003
Depreciation, depletion and amortization	28,944	129,761	3,414	24,915	31,808	122,928	216,574	245,908	192,426	169,307
Loss on impairment of oil and gas assets	—	281,079	—	—	77,896	281,079	1,491,129	—	—	—
Loss on impairment of other assets	—	1,393	—	—	—	1,393	16,207	—	3,490	2,000
General and administrative	8,405	25,135	5,744	6,843	6,489	20,953	39,089	53,414	53,883	49,812
Liability management	—	—	—	—	5,589	9,396	—	—	—	—
Cost reduction initiatives	635	2,879	6	629	3,125	2,879	10,028	—	—	—

Total costs and expenses	65,666	550,881	14,100	56,779	151,957	547,616	1,902,180	477,530	422,836	384,082

Operating (loss) income	8,673	(298,729)	(6,292)	9,752	(103,718)	(295,464)	(1,577,865)	204,027	205,972	172,167
Non-operating (expense) income:
Interest expense	(4,847)	(20,305)	(650)	(5,862)	(29,654)	(64,242)	(112,400)	(104,241)	(96,876)	(98,402)
Non-hedge derivative (losses) gains	35,891	(22,837)	(12,115)	48,006	11,932	(22,837)	145,288	231,320	(21,635)	49,685
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	31,590	—	—	(21,714)
Write-off of Senior Note issuance costs, discount and premium	—	—	—	—	(16,970)	(16,970)	—	—	—	—
Other income, net	1,368	411	(5)	1,373	136	411	2,324	2,630	1,075	504

Net non-operating (expense) income	32,412	(42,731)	(12,770)	43,517	(34,556)	(103,638)	66,802	129,709	(117,436)	(69,927)
Reorganization items, net	(620)	—	(620)	988,727	—	(16,720)	—	—	—	—

(Loss) income before income taxes	40,465	(341,460)	(19,682)	1,041,996	(138,274)	(415,822)	(1,511,063)	333,736	88,536	102,240
Income tax (benefit) expense	38	(102)	1	37	132	(102)	(177,219)	124,443	32,849	37,837

Net (loss) income	$40,427	$(341,358)	$(19,683)	$1,041,959	$(138,406)	$(415,720)	$(1,333,844)	$209,293	$55,687	$64,403

Cash flow data:
Net cash provided by operating activities			$(8,401)	$14,385	$(10,251)	$47,167	$19,608	$323,911	$264,053	$192,000
Net cash used in investing activities			(4,140)	(28,010)	870	(54,309)	(37,258)	(412,222)	(515,122)	(423,246)
Net cash provided by financing activities			(88)	(127,732)	179,789	176,557	3,223	71,208	269,845	226,476

	Historical
	Successor	Predecessor
	As of March 31, 2017	As of December 31,
(in thousands)		2016	2015	2014	2013	2012
Financial position data:
Cash and cash equivalents	$32,494	$186,480	$17,065	$31,492	$48,595	$29,819
Total assets	1,368,174	845,987	1,181,313	2,831,816	2,397,882	2,007,552
Total debt	293,579	469,112	1,583,701	1,633,802	1,562,862	1,293,402
Liabilities subject to compromise	—	1,284,144	—	—	—	—
(Accumulated deficit) retained earnings	(19,683)	(1,467,398)	(1,051,678)	282,166	72,873	17,186
Accumulated other comprehensive income, net of income taxes	—	—	—	—	—	23,223
Total stockholders’ (deficit) equity	929,380	(1,042,153)	(620,357)	711,858	497,264	462,857

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the unaudited pro forma financial statements included elsewhere in this prospectus. References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized company subsequent to March 21, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the Company prior to, and including, March 21, 2017. As a result of the application of fresh start accounting following our emergence from bankruptcy, as well as the effects of the implementation of the Reorganization Plan, the Predecessor and Successor periods may lack comparability as described below.

In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Founded in 1988 and headquartered in Oklahoma City, we are a Mid-Continent independent oil and natural gas exploration and production company. We have capitalized on our sustained success in the Mid-Continent area in recent years by expanding our holdings to become a leading player in the liquids-rich STACK play, which is home to multiple oil-rich reservoirs including the Oswego, Meramec, Osage and Woodford formations. We also have significant production from CO2 EOR methods underscored by our activity in the North Burbank Unit in Osage County, Oklahoma, which is the single largest oil recovery unit in the state. As of December 31, 2016, we had estimated proved reserves of 131.3 MMBoe with a PV-10 value of approximately $529 million using SEC pricing as of the same date. These reserves were 43% proved developed, 74% crude oil, 17% natural gas and 9% natural gas liquids.

Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas and on our ability to find, develop and acquire oil and natural gas reserves that are economically recoverable. The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect our reported results of operations and the amount of our reported assets, liabilities and proved oil and natural gas reserves. We use the full cost method of accounting for our oil and natural gas activities.

Generally, our producing properties have declining production rates. Our December 31, 2016 reserve estimates reflect that our production rate on current proved developed properties will decline at annual rates of approximately 15%, 13%, and 15% for the next three years. To grow our production and cash flow, we must find, develop and acquire new oil and natural gas reserves to replace those being depleted by production. Substantial capital expenditures are required to find, develop and acquire oil and natural gas reserves.

Oil and natural gas prices fluctuate widely. We generally hedge a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. The prices we receive for our oil and natural gas production affect our:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	ability to service debt;

•	quantity of oil and natural gas we can produce;

•	quantity of oil and natural gas reserves; and

•	operating results for oil and natural gas activities.

Chapter 11 Reorganization

Bankruptcy petition and emergence. On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017, (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Debtor-In-Possession. During the pendency of the Chapter 11 Cases, we operated our business as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid (subject to limitations applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities for production and other related taxes and funds belonging to third parties, including royalty and working interest holders. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

Automatic Stay. Subject to certain exceptions, under the Bankruptcy Code, the filing of the bankruptcy petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or the filing of other actions against us or our property to recover, collect or secure a claim arising prior to the Petition Date. Absent an order from the Bankruptcy Court, substantially all of our pre-petition liabilities were subject to settlement under the Bankruptcy Code.

Plan of Reorganization. Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Prior Credit Facility (collectively, the “Lenders”) and certain holders of the Company’s Senior Notes (collectively, the “Noteholders”), the following transactions were completed subsequent to the Confirmation Date and prior to or at the Effective Date:

•	On the Effective Date, we issued or reserved for issuance 44,982,142 shares of common stock of the Successor company (“New Common Stock”), in accordance with the transactions described below. We also entered into a stockholders agreement and a Registration Rights Agreement and amended our certificate of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions;

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

•	The $1.3 billion of indebtedness, including accrued interest, attributable to our Senior Notes were exchanged for New Common Stock. In addition, we reserved shares of New Common Stock to be exchanged in settlement of $2.4 million of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50.0 million of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding Successor common shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding Successor common shares as a backstop fee;

•	Additional shares, representing seven percent of outstanding Successor common shares on a fully diluted basis, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility with an outstanding balance of $444 million prior to emergence, was restructured into a New Credit Facility consisting of a first-out senior secured revolving facility (“New Revolver”) and a second-out senior secured term loan (“New Term Loan”). On the Effective Date, the entire balance on the Prior Credit Facility was repaid while we received gross proceeds representing the opening balances on our New Revolver of $120 million and a New Term Loan of $150 million;

•	We paid $7.0 million for creditor-related professional fees and also funded a $11.0 million segregated account for debtor-related professional fees in connection with the reorganization related transactions described above;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders; and

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the claims would be satisfied through issuance of Successor common shares. See Note 10 to the audited consolidated financial statements included elsewhere in this prospectus for a discussion of the litigation.

In support of the Reorganization Plan, the Company estimated the enterprise value of the Successor to be in the range of $1.05 billion to $1.35 billion, which was subsequently approved by the Bankruptcy Court. In accordance with the Reorganization Plan, our post-emergence board of directors is made up of seven directors consisting of the Chief Executive Officer of the post-emergence Company (K. Earl Reynolds) and six non-employee members. Our new board members are Mr. Robert Heineman (Chairman of the Board), Mr. Douglas Brooks, Mr. Kenneth Moore, Mr. Matthew Cabell, Mr. Samuel Langford and Mr. Gysle Shellum.

Fresh-Start Accounting

Upon our emergence from bankruptcy, on March 21, 2017, we adopted fresh-start accounting in accordance with the provisions set forth in Accounting Standards Codification 852, Reorganizations, as (i) the Reorganization Value of our assets immediately prior to the date of confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of our existing voting shares of the Predecessor entity received less than 50% of the voting shares of the emerging entity.

Adopting fresh-start accounting results in a new financial reporting entity with no beginning or ending retained earnings or deficit balances as of the fresh-start reporting date. Upon the adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the fresh-start reporting date. Our adoption of fresh-start accounting may materially affect our results of operations following the fresh-start reporting date, as we will have a new basis in our assets and liabilities. As a result of the adoption of fresh-start reporting and the effects of the implementation of the Plan, our unaudited consolidated financial statements subsequent to March 21, 2017, may not be comparable to our unaudited consolidated financial statements prior to March 21, 2017, as such, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies. In order to facilitate the discussion and analysis herein, we have addressed the Predecessor and Successor periods discretely and have provided comparative analysis, to the extent practical, where appropriate.

Financial and Operating Performance

Our financial and operating performance, outside of transactions related to our emergence from bankruptcy, in the first quarter of 2017 includes the following highlights:

•	We reported a net loss of $19.7 million for the Successor period in 2017 and net income of $1,042 million for the Predecessor period in 2017. Net income for the Predecessor period in 2017 was largely a result of the $642 million increase in carrying value of our net assets restated to fair value pursuant to the adoption of fresh-start accounting combined with the $372 million gain on settlement of liabilities subject to compromise. These gains are reflected in “Reorganization items, net” on our consolidated statement of operations. Significant increases in carrying value of our assets include the following:

•	$560 million increase in our unevaluated oil and gas properties primarily to capture the value of our acreage in our STACK resource play;

•	$60 million increase in our proved oil and gas properties; and

•	$19 million increase in other property and equipment.

•	Our total net production of 227 MBoe for the Successor and 1,796 MBoe for the Predecessor periods in 2017, for a total of 2,023 MBoe in 2017, declined 11% from the prior year quarter. The decline was primarily a result of decreased capital spending for the drilling and completion of wells as well as natural decline.

•	Our total commodity sales for the three months ended March 31, 2017, consisting of $7.8 million for the Successor and $66.5 million for the Predecessor periods in 2017, were 54% higher than the prior year quarter primarily due to increases in prices on all commodities, offset partially by the production decline discussed above.

In addition, our financial and operating performance during 2016 includes the following highlights:

•	We incurred a net loss of $416 million primarily driven by the large ceiling-test impairment we recorded during the year.

•	We recorded ceiling test impairments of our oil and natural gas properties during the first and second quarters for a total of $281 million in 2016 as a result of depressed commodity prices.

•	Due to a reduction in oil and natural gas capital expenditures from $209 million in the prior year to $149 million in 2016 we experienced a year-over-year and fourth quarter-over-fourth quarter decline in net production of 13% and 9%, respectively. Our net production for 2016 was 8,926 MBoe.

•	Our commodity sales in 2016 were $252 million or 22% lower than the prior year primarily due to the production decline mentioned above as well as a 13% decrease in our average sales price per Bbl of crude oil.

•	Our lease operating and general and administrative expenses of $90.5 million and $21.0 million, respectively, were 18% and 46% lower than the prior year. These reductions were due in part to our cost reduction initiatives. On a per Boe basis, our lease operating expense decreased from $10.85/Boe in 2015 to $10.14/Boe in 2016 while general and administrative expenses decreased from $3.83/Boe in 2015 to $2.35/Boe in 2016.

•	Our commodity price derivatives were early terminated in May 2016 as a result of our debt defaults and bankruptcy. Including the early terminations, our realized settlement gains from derivatives were $153.8 million in 2016 compared to $233.6 million in the prior year.

•	Upon approval by the Bankruptcy Court, we resumed hedging in December 2016 by entering into new commodity price derivative contracts with certain lenders under our New Credit Facility. See “—Quantitative and Qualitative Disclosures About Market Risk” for details regarding our outstanding derivatives.

•	We continued cost reduction initiatives in 2016 which included further reductions in our workforce of 64 employees in 2016. Related to these initiatives, we recorded charges of $2.8 million for one-time severance and termination benefits and $0.1 million legal and professional services.

•	We incurred significant costs in our efforts to restructure our debt. Prior to our bankruptcy petition, we incurred $9.4 million in expenses to restructure our debt and in preparation for our bankruptcy petition. These expenses are classified as “Liability management” expenses on our consolidated income statement. Subsequent to our Chapter 11 petition, an additional $16.7 million of expenses in 2016 that were incremental and directly related to our bankruptcy reorganization were recorded as “Reorganization items, net” on our consolidated income statement.

Future of Active EOR

We announced on April 28, 2017, that during the remainder of 2017, we will be pursuing strategic alternatives for our EOR assets as we shift our strategy and portfolio to focus solely on our more profitable STACK Area. In that regard, we retained CIBC Griffis & Small as an advisor to assist in marketing our EOR assets.

2017 Outlook

The oil and gas industry is cyclical, and global crude oil prices are volatile due to three key drivers: OPEC crude oil supply, non-OPEC crude oil supply and global crude oil demand. The crude oil price downturn that began in the latter half of 2014 continues to persist today. During 2014, crude oil became oversupplied as production from non-OPEC producers increased, primarily driven by US production growth from tight formations and the de-bottlenecking of transportation infrastructure, while global crude oil demand growth was muted on sub-par global economic growth. This oversupply, coupled with OPEC’s decision not to reduce production quotas, resulted in crude oil futures prices falling rapidly in late 2014. During 2015, prices fell to multi-year lows and the lowest levels since the global 2008 financial crisis. Crude oil prices continued to trade in a lower range during most of 2016 as continued oversupply, and uncertainty surrounding potential OPEC quota reductions, prevented a recovery. In late 2016, OPEC reached an agreement for a limited, six-month production cut, and, in response, global crude oil prices began to rise. However, OPEC’s agreement is contingent on the cooperation of non-OPEC countries, including Russia; therefore, the extent to which these plans will be carried out remains uncertain. Furthermore, U.S. shale producers have responded to the modest price recovery by an increase in drilling activity where production increases from a potential shale rebound would hamper the rebalancing of supply and demand. Increased drilling activity has also caused demand for oilfield services and materials such as drilling rigs, hydraulic fracturing, sand and chemicals to increase. The increased demand coupled with a tighter supply as many service providers have been forced out of business during the industry downturn will likely lead to higher prices from our vendors and may lead to increases in our drilling and completion costs and lease operating expenses.

The outlook for 2017 crude oil prices will continue to depend on supply and demand dynamics and global geopolitical and security concerns in crude oil-producing nations. Global oil inventories and production levels will be primary determinants for 2017 as the global crude oil market remains substantially oversupplied. In March 2017, data on surging U.S. crude inventories resulted a reversal of the price gains that occurred in late 2016. In May 2017, OPEC agreed to extend the oil production cuts initiated in late 2016 through March 2018. However, there has been a lack of significant upward price movement despite the announced production cuts as investors remain skeptical that the planned cuts will have any meaningful impact to global crude stocks. Longer term, supply and demand is expected to continue to re-balance.

The U.S. domestic natural gas market is also oversupplied due to production growth from shale formations. During 2015 and most of 2016, prices remained weak, falling to multi-year lows. In addition, location differentials increased in some regions, resulting in further realized price declines. For a time, domestic production continued to grow, due to drilling efficiency and a backlog of drilled but uncompleted wells in the Marcellus Shale that came online with completion of new pipeline infrastructure, thereby outstripping demand growth. While domestic prices rebounded in late 2016/early 2017, the price gains have recently been reversed with daily spot prices in generally in the $3.00/MMBtu range since February 2017. Although the pace of drilling has slowed, it is possible that there may not be more significant improvement in the domestic natural gas supply and demand balance and that oversupply will persist, which could lead to continued price softness in 2017. At a minimum, U.S. natural gas prices are expected to continue to trade in a low range for the near term.

While 2015 and 2016 were challenging as we navigated through the historic industry downturn, we believe our 2016 results reflect successful execution in a difficult environment. Coupled with our emergence from bankruptcy, which leaves us with a stronger and more sustainable capital structure, we believe that we are well positioned to tackle the opportunities and challenges ahead.

Low Price Environment Initiatives

We have taken and continue to seek measures to significantly reduce our drilling, operating and support costs. These include reductions in force at both the field and corporate level. Our workforce reductions in 2015 and 2016 reduced employee headcount by 213 and 64 employees, respectively. Further streamlining of corporate functions has resulted in an additional reduction of 12 employees during the first quarter of 2017. See “Results of Operations” below for a discussion of severance costs associated with these layoffs. The reduced headcount has enabled us to generate savings in lease operating and general and administrative expenses. Our cost reduction initiatives also include a more judicious evaluation of underperforming wells as well as workovers and repairs on wells. Underperforming wells have been shut-in while repairs and workovers are only conducted when the expected payoff from the work exceeds a minimum threshold. We also continue to monitor our contracts and pricing with vendors and service providers to bring costs in line with current market conditions.

Price Uncertainty and the Full-Cost Ceiling Impairment

The current oil price environment is characterized by a high degree of volatility and uncertainty. For instance, based on the implied volatility in early March 2017 from WTI futures contracts for June 2017 delivery, the U.S. Energy Information Administration (“EIA”) estimates an implied volatility of 24%, suggesting lower and upper limits of the 95% confidence interval for the market’s expectations of monthly average WTI prices in June 2017 at $43.70/Bbl and $67.73/Bbl, respectively. In an environment of continued price volatility, the current modest price improvement trend could stall, or the industry could enter another downturn causing additional material negative impacts on our revenues, profitability, cash flows, liquidity, and reserves, and we could consider further reductions in our capital program or dividends, asset sales or additional organizational changes.

We deal with volatility in commodity prices primarily by insuring our overall cost structure is competitive and supportive in a $40/bbl to $60/bbl oil price environment. In addition, we maintain flexibility in our capital investment program with a diversified drilling portfolio and limited long-term commitments, which enables us to respond quickly to industry price volatility. We also deal with price volatility by hedging a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. We currently have derivative contracts in place for oil and natural gas production in 2017, 2018 and 2019. See “- Quantitative and Qualitative Disclosures About Market Risk.”

Price volatility also impacts our business through the full cost ceiling test calculation. The ceiling test calculation dictates that we use the unweighted arithmetic average price of crude oil and natural gas as of the first day of each month for the 12-month period ending on the balance sheet date. As a result of the industry downturn, the average price utilized during the past three years has followed a pattern of decline. For example, the ceiling test price for crude oil fell from $94.99/Bbl at the end of 2014 to $50.28/Bbl at the end of 2015 and $42.75/Bbl at the end of 2016. Due to decreasing average prices, we recorded ceiling test write-downs of $281 million and $1.5 billion during 2016 and 2015, respectively. Since the prices used in the cost ceiling are based on a trailing 12-month period, the full impact of price changes on our financial statements is not recognized immediately but will be spread over several reporting periods. Prices rebounded in late 2016 as the market reacted to the November 30, 2016, OPEC agreement to cut production; however, some of the price gains have since reversed in March 2017 in response to data on surging U.S. crude inventories. Based on current NYMEX strip prices, we expect to see increases in the trailing 12-month average price of crude oil as we progress through 2017. The average price utilized in our ceiling test calculation over the past 12 months is as follows:

	Second quarter 2016	Third quarter 2016	Year-end 2016	First quarter 2017
Crude oil ($ per Bbl)	$43.12	$41.68	$42.75	$47.61
Natural gas ($ per MMBtu)	$2.23	$2.28	$2.49	$2.73
Natural gas liquids ($ per Bbl)	$13.92	$14.03	$13.47	$17.14

As discussed above, our application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value. The estimated fresh start fair value along with adjustments for activity between the March 21, 2017, and the end of the first quarter of 2017 as well as the increase in SEC average prices resulted in a carrying value that was below the full cost ceiling at quarter-end and thus a ceiling test write-down was not required.

In addition to commodity prices, our production rates, levels of proved reserves, estimated future operating expenses, estimated future development costs, transfers of unevaluated properties and other factors will determine our actual ceiling test calculation and impairment analyses in future periods.

Capital Program

Our oil and natural gas capital expenditures of $149.4 million in 2016 were significantly lower compared to $209.3 million in 2015. The reduction in capital spending was a result of our adjustment to historic lows in crude oil prices experienced in 2016 as well as liquidity constraints. Cash outlays for capital during the year were almost fully funded by internally generated cash flows from operations and receipts from our derivative settlements. We began 2016 with three rigs which was reduced to one rig in March 2016 that we deployed through the completion of our 2016 drilling program in June 2016. We resumed drilling in December 2016 and had three wells in progress at the end of the year. During 2016 we drilled and completed 11 wells in our STACK play and completed five wells that were spudded in the previous year. All our operated drilling and completion activity during 2016 was focused on wells in our STACK play. Our capital spending in 2016 was also deployed to expand our CO2 floods in our North Burbank Unit, participate in attractive STACK non-operated wells and on selective leasehold acquisitions to protect and strengthen our position in the STACK.

Our capital budget for 2017 will be predominantly focused on profitable lower risk opportunities with the remaining portion dedicated to higher risk delineation drilling. Our profitable lower risk projects for 2017, which will account for 80% of our capital budget, will include drilling and completing 10 development wells in Kingfisher county within our STACK play, continuing CO2 purchases within our Active EOR Areas to develop our North Burbank Unit and efficiently producing our other units experiencing production declines, and selectively participating in high-return STACK non-operated wells with established operators. Our riskier delineation drilling plans will include drilling wells around the northern and southern boundaries of our STACK acreage. By drilling nine wells in these areas, we hope to increase our technical understanding of our acreage which would allow us to effectively de-risk certain drilling locations and guide our future development plans. Our oil and natural gas capital budget for 2017 is $145.9 million which we plan to fund with a combination of cash flows from operations and proceeds from the sale of non-core assets from which we expect to generate $25 million to $30 million in proceeds.

During the three months ended March 31, 2017, we incurred capital expenditures of $5.8 million and $37.3 million, respectively, for the Successor and Predecessor periods in 2017. This included expenditure for completing three wells spudded in the previous year, drilling and completing one well, and drilling an additional two wells to be completed in the second quarter, as well as participating in outside operated wells, all within our STACK play. We began the year with one rig, which increased to two rigs during the first quarter and we expect to continue to drill two rigs through the second quarter. Depending on commodity pricing and asset sale proceeds, we may continue to run two rigs in the play. We also incurred capital expenditures within our Active EOR Areas for continuing CO2 purchases, developing our North Burbank Unit and efficiently producing our other units experiencing production decline. Our oil and natural gas capital budget for 2017 is $145.9 million which we plan to fund with a combination of cash flows from operations and proceeds from the sale of non-core assets from which we expect to generate $25 million to $30 million in net proceeds.

Results of Operations

Periods of March 22, 2017 through March 31, 2017 (Successor) and January 1, 2017 through March 21, 2017 (Predecessor) Compared to Three Months ended March 31, 2016 (Predecessor)

Production

Production volumes by area were as follows:

	Successor	Predecessor
Production volume (MBoe)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
STACK Areas
STACK - Meramec	30	223	78
STACK - Osage	19	137	170
STACK - Oswego	14	115	110
STACK - Woodford	6	104	163
STACK - Vertical	10	77	103

Total STACK Areas	79	656	624
Active EOR Projects	58	445	525
Other	90	695	1,131

Total	227	1,796	2,280

We have recently realigned our operating plays/areas to better highlight those areas where we are focusing our operations and where our current and future capital will be spent. Please see “Business” for a discussion of operating areas.

Our total net production of 227 MBoe for the Successor and 1,796 MBoe for the Predecessor periods in 2017, for a total of 2,023 MBoe in 2017, declined from the prior year quarter. The decline was due to production declines in all our areas outside the STACK. Areas outside the STACK, other than our North Burbank Unit, experienced declining production due to a decrease in development activity. In addition, a severe ice storm in the Oklahoma Panhandle during the Predecessor period in 2017 had an adverse impact on our oil production in our Active EOR and Other areas. Production in our STACK play increased as a result of the 11 wells that came online during the period and our participation in new outside-operated wells in this play. In our Active EOR Areas, increases in production at our North Burbank Unit as a result of ongoing investment partially mitigated the decreases experienced at our Booker, Camrick and Farnsworth units.

Revenues

Our commodity sales are derived from the production and sale of oil, natural gas and natural gas liquids. These revenues do not include the effects of derivative instruments and may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices.

The following table presents information about our production and commodity sales before the effects of commodity derivative settlements:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Commodity sales (in thousands):
Oil	$6,230	$51,847	$37,065
Natural gas	785	9,140	7,350
Natural gas liquids	793	5,544	3,824

Total commodity sales	$7,808	$66,531	$48,239

Production:
Oil (MBbls)	134	1,036	1,245
Natural gas (MMcf)	344	3,046	4,100
Natural gas liquids (MBbls)	36	252	351

MBoe	227	1,796	2,280

Average daily production (Boe/d)	22,700	22,450	25,055
Average sales prices (excluding derivative settlements):
Oil per Bbl	$46.49	$50.05	$29.77
Natural gas per Mcf	$2.28	$3.00	$1.79
NGLs per Bbl	$22.03	$22.00	$10.89

Average sales price per Boe	$34.40	$37.04	$21.16

Our total commodity sales of $7.8 million for the Successor and $66.5 million for the Predecessor periods in 2017 were higher than the prior year quarter primarily due to increases in prices on all commodities offset partially by the production decline as shown below:

	Three months ended March 31, 2017 vs. 2016
(in thousands)	Sales change	Percentage change in sales
Change in oil sales due to:
Prices	$23,245	62.7%
Production	$(2,233)	(6.0)%

Total change in oil sales	$21,012	56.7%

Change in natural gas sales due to:
Prices	$3,848	52.3%
Production	$(1,273)	(17.3)%

Total change in natural gas sales	$2,575	35.0%

Change in natural gas liquids sales due to:
Prices	$3,199	83.6%
Production	$(686)	(17.9)%

Total change in natural gas liquids sales	$2,513	65.7%

Derivative activities

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we have entered into various types of derivative instruments, including commodity price swaps and costless collars.

Due to defaults under the master agreements governing our derivative contracts, our outstanding derivative positions were terminated in May 2016. In December 2016, an agreement was reached with our lenders regarding the resumption of hedging activity prior to our emergence from bankruptcy and thus we began entering into new derivative instruments.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives contracts. The following table presents information about the effects of derivative settlements on realized prices:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Oil (per Bbl)(1):
Before derivative settlements	$41.31	$44.56	$25.62
After derivative settlements	$51.26	$45.48	$50.11
Post-settlement to pre-settlement price	124.1%	102.1%	195.6%
Natural gas (per Mcf):
Before derivative settlements	$2.28	$3.00	$1.79
After derivative settlements	$2.28	$3.03	$3.84
Post-settlement to pre-settlement price	100.0%	101.0%	214.5%

(1)	Includes natural gas liquids.

The estimated fair values of our oil and natural gas derivative instruments are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	Successor	Predecessor
(in thousands)	March 31, 2017	December 31, 2016
Derivative assets (liabilities):
Crude oil derivatives	$19,274	$(9,895)
Natural gas derivatives	271	(3,474)

Net derivative assets (liabilities)	$19,545	$(13,369)

The effects of derivative activities on our results of operations and cash flows were as follows for the periods indicated:

	Successor		Predecessor
	Period from March 22, 2017 through March 31, 2017		Period from January 1, 2017 through March 21, 2017		Three months ended March 31, 2016
(in thousands)	Non-cash fair value adjustment	Settlement gains	Non-cash fair value adjustment	Settlement gains	Non-cash fair value adjustment	Settlement gains
Derivative (losses) gains:
Crude oil derivatives	$(13,650)	$1,692	$42,819	$1,192	$(32,115)	$39,093
Natural gas derivatives	(157)	—	3,902	93	(3,439)	8,393

Derivative (losses) gains	$(13,807)	$1,692	$46,721	$1,285	$(35,554)	$47,486

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative (losses) gains” in our consolidated statements of operations. The fluctuation in derivative (losses) gains from period to period is due primarily to the significant volatility of oil and natural gas prices and to changes in our outstanding derivative contracts during these periods.

Lease operating expenses

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Lease operating expenses (in thousands, except per Boe data):
STACK Areas	$368	$2,247	$2,524
Active EOR Project Areas	1,469	8,488	9,442
Other	2,422	9,206	11,449

Total lease operating expense	$4,259	$19,941	$23,415

Lease operating expenses per Boe	$18.76	$11.10	$10.27

Lease operating costs are sensitive to changes in demand for field equipment, services, and qualified operational personnel, which is driven by demand for oil and natural gas. However, the timing of changes in operating costs may lag behind changes in commodity prices. Our EOR projects are more expensive to operate than traditional industry operations due to the nature of operations along with the costs of recovery and recycling of CO2.

Total lease operating expense is not comparable across the time periods presented above in part due to a bonus adjustment made during the Successor period in 2017. Provisions set by the Bankruptcy Court during the pendency of our bankruptcy prevented us from paying bonuses in the ordinary course of business. Pursuant to these provisions, we did not accrue bonuses during 2016 and during the entire pendency of our bankruptcy. Upon emergence, we recognized expense for the entire amount of our 2016 fiscal year bonus (paid in March 2017) as well as accrued a pro rata portion of our 2017 fiscal year bonus reflecting the first three months of 2017; both adjustments, which totaled $2.0 million, were recorded during the Successor period of 2017.

Absent the bonus adjustment, lease operating expenses would have been $2.2 million and $19.9 million in the Successor and Predecessor periods in 2017, which in total were lower compared to the three months ended March 31, 2016, primarily due to reductions in our Active EOR Project Areas and Other areas.

Absent the bonus adjustment, lease operating expenses for our STACK Areas would have been flat from 2016 to 2017. Although we incurred additional costs of oil field goods and services as a result of new wells coming online in 2016, these increases were offset by cost savings from improved efficiencies, which resulted in lease operating expenses before the bonus adjustment being approximately unchanged from period to period. Absent the bonus adjustment, lease operating expenses per Boe in the STACK would have been $3.56 and $3.43 for the Successor and Predecessor periods in 2017, respectively, compared to $4.04 in the prior year quarter; the decrease was a result of improved efficiencies and economies of scale in this area.

Absent the bonus adjustment, lease operating expenses for our Active EOR Areas was $0.5 million and $8.5 million for the Successor and Predecessor periods in 2017, respectively, which in total was lower than the prior year quarter as a result of declining production on our older, higher cost EOR projects later in their lifecycle, partially offset by the increase in production and related economies of scale in our North Burbank Unit.

Absent the bonus adjustment, lease operating expense for our Other Areas was $1.5 million and $9.2 million for the Successor and Predecessor periods in 2017, respectively, which in total was lower than the prior year quarter primarily due to declining production due to a decrease in development activity.

Transportation and processing expenses

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Transportation and processing expenses (in thousands)	$361	$2,034	$1,879

Transportation and processing expenses per Boe	$1.59	$1.13	$0.82

Transportation and processing expenses principally consist of expenditures to prepare and transport production from the wellhead to a specified sales point and processing costs of gas into natural gas liquids. Total transportation and processing costs, comprised of $0.4 million and $2.0 million for the Successor and Predecessor periods in 2017, respectively, increased from the three months ended March 31, 2016, due to production from new wells in our STACK with substantially higher per unit processing costs.

Production taxes (which include severance and valorem taxes)

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Production taxes (in thousands)	$316	$2,417	$1,756

Production taxes per Boe	$1.39	$1.35	$0.77

Total production taxes, comprised of $0.3 million and $2.4 million for the Successor and Predecessor periods in 2017, respectively, increased compared to the three months ended March 31, 2016, as a result of an increase in revenues. As discussed earlier, the increase in revenues is attributable to higher prices which were partially offset by lower volumes.

In May 2017, the Oklahoma legislature passed bills that would effectively increase production taxes on oil and natural gas produced in the state. The bills end all production tax rebates and instead enforce a two-tiered structure of two percent for 36 months and seven percent thereafter. The bills also increase the rate on horizontal wells spudded on or prior to July 1, 2015. These bills, which we expect will take effect in July 2017, will result in an estimated increase in our production taxes of approximately $1.6 million related to production in our Active EOR Areas and $0.6 million on our horizontal well production for fiscal 2017.

Depreciation, depletion and amortization (“DD&A”)

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
DD&A (in thousands):
Oil and natural gas properties	$3,034	$22,193	$29,014
Property and equipment	259	1,473	1,875
Accretion of asset retirement obligation	121	1,249	919

Total DD&A	$3,414	$24,915	$31,808

DD&A per Boe:
Oil and natural gas properties	$13.90	$13.05	$13.13
Other fixed assets	$1.14	$0.82	$0.83

Total DD&A per Boe	$15.04	$13.87	$13.96

We adjust our DD&A rate on oil and natural gas properties each quarter for significant changes in our estimates of oil and natural gas reserves and costs. Thus, our DD&A rate could change significantly in the future. DD&A is not comparable between Successor and Predecessor periods as a result our implementation of fresh start accounting upon bankruptcy emergence whereupon the carrying value of our proved oil and gas properties on our balance sheet was restated to fair value. The restatement resulted in an increase in the full cost amortization base which led to a corresponding increase in the DD&A rate per equivalent unit of production for the period from March 22, 2017, to March 31, 2017. Total DD&A, which was $3.4 million and $24.9 million for the Successor and Predecessor periods in 2017, was lower than the three months ended March 31, 2016, primarily due to a decrease in production volumes between periods.

Asset impairments

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Asset impairments (in thousands):
Loss on impairment of oil and natural gas assets	$—	$—	$77,896

Oil and natural gas asset impairments. The ceiling test calculation for our oil and natural gas properties dictates that we use the unweighted arithmetic average price of crude oil and natural gas as of the first day of each month for the 12-month period ending on the balance sheet date. The average price utilized in our ceiling test calculation over the past 12 months has generally followed the following pattern:

	Second quarter	Third quarter	Year-end	First quarter
	2016	2016	2016	2017
Crude oil ($ per Bbl)	$43.12	$41.68	$42.75	$47.61
Natural gas ($ per MMBtu)	$2.23	$2.28	$2.49	$2.73
Natural gas liquids ($ per Bbl)	$13.92	$14.03	$13.47	$17.14

As discussed above, our application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value. The estimated fresh start fair value along with adjustments for activity between the March 21, 2017, and the end of the first quarter of 2017, as well as the increase in SEC average prices from year-end 2016 resulted in a carrying value that was below the full cost ceiling at quarter-end and thus a ceiling test write-down was not required as of March 31, 2017. The ceiling test impairment for the three months ended March 31, 2016, of $77.9 million was primarily due to the decrease in SEC prices.

General and administrative expenses (“G&A”)

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
G&A and cost reduction initiatives (in thousands):
Gross G&A	$7,509	$8,117	$8,385
Capitalized exploration and development costs	(1,765)	(1,274)	(1,896)

Net G&A expenses	5,744	6,843	6,489
Cost reduction initiatives	6	629	3,125
Liability management expenses	—	—	5,589

Net G&A, cost reduction initiatives and liability management expenses	$5,750	$7,472	$15,203

Average G&A expense per Boe	$25.30	$3.81	$2.85

Average G&A, cost reduction initiatives and liability management expense per Boe	$25.33	$4.16	$6.67

Net G&A expense is not comparable across the time periods presented above in part due to a bonus adjustment during the Successor period of 2017. Provisions set by the Bankruptcy Court during the pendency of our bankruptcy prevented us from paying bonuses in the ordinary course of business. Pursuant to these provisions, we did not accrue bonuses during 2016 and during the entire pendency of our bankruptcy. Upon emergence, we recognized expense for the entire amount of our 2016 fiscal year bonus (paid in March 2017) as well as accrued a pro rata portion of our 2017 fiscal year bonus reflecting the first three months of 2017; both adjustments totaled $6.6 million and are included in expense for the Successor period of 2017 in the table above. Absent the bonus adjustment, total gross G&A would have been of $0.9 million and $8.1 million for the Successor and Predecessor periods in 2017, and would have been higher than the prior year quarter primarily due to an increase in professional fees.

Capitalized exploration and development costs were higher during the Successor and Predecessor periods in 2017 compared to the three months ended 2016 primarily due the bonus adjustment for which a portion was capitalized.

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to the deterioration of commodity prices. We implemented workforce reductions during both the current year and prior year periods and therefore recorded one-time severance and termination benefits in connection with the layoffs. The remaining cost reduction expense is a result of professional services we engaged to assist in these initiatives as follows (in thousands):

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
One-time severance and termination benefits	$1	$608	$3,036
Professional fees	5	21	89

Total cost reduction initiatives expense	$6	$629	$3,125

Liability management expenses include third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. Such costs, to the extent that they are incremental and directly related to our bankruptcy, were recorded as “Reorganization items, net” on our consolidated statement of operations subsequent to the Petition Date.

Income Taxes

The income tax expense that was recognized for the Predecessor and Successor periods in our consolidated statement of operations is a result of current Texas margin tax on gross revenues less certain deductions. We did not record any net deferred tax benefit in the Predecessor and Successor periods in 2017 as any deferred tax asset arising from the benefit is reduced by a valuation allowance. Please see Note 10 to the audited consolidated financial statements included elsewhere in this prospectus for additional information about our income taxes.

Other income and expenses

Interest expense. The following table presents interest expense for the periods indicated:

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Senior Notes	$—	$—	$25,937
Prior Credit Facility	—	5,193	3,421
New Credit Facility	213	—	—
New Term Loan including amortization of discount	447	—	—
Bank fees, other interest and amortization of issuance costs	44	917	1,372
Capitalized interest	(54)	(248)	(1,076)

Total interest expense	$650	$5,862	$29,654

Average borrowings (including amounts subject to compromise)	$295,973	$1,678,870	$1,726,744

Total interest expense is not comparable across the time periods disclosed above. During the period from March 22 to March 31, 2017, we incurred interest related to our New Term Loan and New Revolver whereas these facilities had not been established prior to our emergence from bankruptcy. During the period from January 1 to March 21, 2017, we incurred interest related to our Prior Credit Facility but did not record any interest on our Senior Notes as we ceased accruing interest on our Senior Notes upon the filing of our bankruptcy petition. During the three months ended March 31, 2016, we incurred interest related to our Senior Notes and Prior Credit Facility. Total interest expense, comprised of $0.7 million and $5.9 million for the Successor and Predecessor periods in 2017, respectively, was lower than the comparable period in 2016 primarily due to the absence of interest expense on the Senior Notes in the current year periods. We also had a reduction in capitalized interest as a result of a lower carrying amount of unevaluated purchased non-producing leasehold subsequent to the leasehold impairments recorded in 2016. As a result of applying fresh start accounting upon our emergence from bankruptcy, the carrying value of our unevaluated non-producing leasehold was significantly increased to reflect the fair value of our acreage in the STACK. In future periods subsequent to the adoption of fresh start accounting, we will not be capitalizing interest related to the fresh start gross up of the carrying value of unevaluated acreage as capitalized interest will only be calculated based on the carrying value of actual purchased leasehold.

Senior Notes issuance costs, discount and premium. In March 2016, we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of approximately $17.0 million. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our 30-day grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes to the current period. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount.

Reorganization Items

Reorganization items reflect, where applicable, post-petition revenues, expenses, gains and losses incurred that are incremental and a direct result of the reorganization of the business. As a result of our emergence from bankruptcy, we have also recorded gains on the settlement of liabilities subject to compromise and gains from restating our balance sheet to fair values under fresh start accounting. These adjustments are discussed in Note 3 to the audited consolidated financial statements included elsewhere in this prospectus. We have incurred significant out-of-pocket costs associated with the reorganization and expect to incur an additional $6 million to $8 million of reorganization-related professional fees for the remainder of the year. These costs, which are presented below, are expected to significantly affect our results of operations (in thousands):

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017
	through	through
	March 31, 2017	March 21, 2017
Gains on the settlement of liabilities subject to compromise	$—	$(372,093)
Fresh start accounting adjustments	—	(641,684)
Professional fees	620	18,790
Rejection of employment contracts	—	4,573
Write off unamortized issuance costs on Prior Credit Facility	—	1,687

Total reorganization items	$620	$(988,727)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Compared to Year Ended December 31, 2014

Overview

Total production and commodity sales have decreased each year from 2014 to 2016 and are a reflection of the industry downturn we experienced. Commodity sales have decreased as a result of both price and production declines over the two year period with the price decline being the predominant cause of the first year decline while both price and production had an equal role in the second year decline. As discussed below, production declines are the result of our scaling back of capital spending due to low commodity pricing and liquidity constraints. As a result, production from new drills in 2015 to 2016 did not fully offset production decreases stemming from natural decline during that time period. In addition, production has also been impacted by certain cost reduction measures to shut-in uneconomic wells and postpone well repairs or workovers that do not yield attractive returns. We recorded ceiling test impairments of $281 million and $1.5 billion in 2016 and 2015, respectively, which along with lower commodity sales, largely explains our net losses of $416 million and $1.3 billion over the last two years. We have been able to partially mitigate our losses by aggressively reducing operating costs including lease operating expense and general and administrative expenses. In addition, our operating results have benefited from a hedging program that has yielded $154 million and $234 million in settlement gains during 2016 and 2015, respectively.

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Production (MBoe)	8,926	10,200	(1,274)	(12.5)%	10,982	(782)	(7.1)%
Commodity sales (in thousands)	$252,152	$324,315	$(72,163)	(22.3)%	$681,557	$(357,242)	(52.4)%
Net (loss) income (in thousands)	$(415,720)	$(1,333,844)	$918,124	(68.8)%	$209,293	$(1,543,137)	(737.3)%
Cash flow from operations (in thousands)	$47,167	$19,608	$27,559	140.5%	$323,911	$(304,303)	(93.9)%

Production

Production volumes by area were as follows (MBoe):

	Predecessor			Predecessor
	Year Ended			Year Ended
	December 31,		Percentage	December 31,	Percentage
	2016	2015	change	2014	change
STACK Areas
STACK - Meramec	649	140	363.6%	42	233.3%
STACK - Osage	717	526	36.3%	479	9.8%
STACK - Oswego	425	417	1.9%	276	51.1%
STACK - Woodford	542	518	4.6%	405	27.9%
STACK - Vertical	390	420	(7.1)%	457	(8.1)%

Total STACK Areas	2,723	2,021	34.7%	1,659	21.8%

Active EOR Projects	2,068	2,136	(3.2)%	1,732	23.3%
Other	4,135	6,043	(31.6)%	7,591	(20.4)%

Total	8,926	10,200	(12.5)%	10,982	(7.1)%

Production decreased in 2016 compared to 2015 due to production declines in all our areas outside the STACK. Areas outside the STACK experienced declining production due to a decrease in development activity. Production in our STACK play increased as a result of the 16 additional wells that we completed in 2016 and our participation in new outside-operated wells in that play. We did not direct any significant capital to areas outside the STACK other than to expand a limited number of new patterns at our North Burbank Unit and for the purchase of CO2 and maintenance within our Active EOR Areas. Increases in production at our North Burbank Unit as a result of ongoing investment partially mitigated the decreases experienced at our Booker, Camrick and Farnsworth units.

Production decreased in 2015 compared to 2014 primarily due to a production decline in our Other Areas partially offset by higher production in our Active EOR Projects and STACK Areas. The year-over-year decrease in our Other Areas is primarily due to strategic divestitures of our non-core properties in 2014, reduced drilling and development activity and the temporary shut-in of marginal wells due to the current pricing environment. Our strategic divestitures in 2014 included sales of properties in the Permian Basin, Ark-La-Tex, and North Texas areas. These decreases were offset partially by increased production in our Active EOR Projects due to production response in our North Burbank Unit and Farnsworth Unit and increased production in our STACK Areas due to our drilling and development activities.

Revenues

The following table presents information about our commodity sales before the effects of commodity derivative settlements:

	Predecessor				Predecessor
	Year Ended				Year Ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Commodity sales (in thousands)
Oil	$196,660	$255,389	(58,729)	(23.0)%	$540,940	$(285,551)	(52.8)%
Natural gas	34,369	45,560	(11,191)	(24.6)%	86,100	(40,540)	(47.1)%
Natural gas liquids	21,123	23,366	(2,243)	(9.6)%	54,517	(31,151)	(57.1)%

Total	$252,152	$324,315	$(72,163)	(22.3)%	$681,557	$(357,242)	(52.4)%

Production
Oil (MBbls)	4,870	5,519	(649)	(11.8)%	5,977	(458)	(7.7)%
Natural gas (MMcf)	15,889	18,788	(2,899)	(15.4)%	20,648	(1,860)	(9.0)%
Natural gas liquids (MBbls)	1,408	1,550	(142)	(9.2)%	1,564	(14)	(0.9)%

MBoe	8,926	10,200	(1,274)	(12.5)%	10,982	(782)	(7.1)%

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Average sales prices (excluding derivative settlements)
Oil per Bbl	$40.38	$46.27	$(5.89)	(12.7)%	$90.50	(44.23)	(48.9)%
Natural gas per Mcf	$2.16	$2.42	$(0.26)	(10.7)%	$4.17	(1.75)	(42.0)%
Natural gas liquids per Bbl	$15.00	$15.07	$(0.07)	(0.5)%	$34.86	(19.79)	(56.8)%
Average sales price per Boe	$28.25	$31.80	$(3.55)	(11.2)%	$62.06	(30.26)	(48.8)%

Commodity sales decreased from 2015 to 2016 due to both price and production declines on all three commodities. Production declines had a slightly larger role in causing the revenue decrease unlike the prior year. Production declines in oil and natural gas were most pronounced in our Other Areas. As discussed above, these decreases were due to a lack of capital spending in these plays as our capital activity in 2016 was focused on developing wells in our high-return STACK area.

Commodity sales decreased from 2014 to 2015 due to both price and production declines on all three commodities. The price decline in 2015, which was the predominant cause of our decreased sales, is a reflection of the severe ongoing downturn in the industry. Production declines in oil and natural gas were most pronounced in our Other Areas. As discussed above, these decreases were largely a result of asset divestitures, decreased development, shutting-in marginal wells and natural well declines.

The relative impact of changes in commodity prices and sales volumes on our commodity sales before the effects of hedging is shown in the following table:

	Predecessor
	Year ended December 31,
	2016 vs. 2015		2015 vs. 2014
(dollars in thousands)	Sales change	Percentage change in sales	Sales change	Percentage change in sales
Change in oil sales due to:
Prices	$(28,697)	(11.2)%	$(244,100)	(45.1)%
Production	(30,032)	(11.8)%	(41,451)	(7.7)%

Total change in oil sales	$(58,729)	(23.0)%	$(285,551)	(52.8)%

Change in natural gas sales due to:
Prices	$(4,161)	(9.1)%	$(32,784)	(38.1)%
Production	(7,030)	(15.4)%	(7,756)	(9.0)%

Total change in natural gas sales	$(11,191)	(24.5)%	$(40,540)	(47.1)%

Change in natural gas liquids sales due to:
Prices	$(102)	(0.4)%	$(30,663)	(56.2)%
Production	(2,141)	(9.2)%	(488)	(0.9)%

Total change in natural gas liquid sales	$(2,243)	(9.6)%	$(31,151)	(57.1)%

Derivative Activities

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we enter into commodity price swaps, collars, put options, enhanced swaps and basis protection swaps.

We closely monitor the fair value of our derivative contracts and may elect to settle a contract prior to its scheduled maturity date in order to lock in a gain or loss.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives contracts. The following table presents information about the effects of derivative settlements on realized prices:

	Predecessor
	Year ended December 31,
	2016 (1)	2015	2014
Oil and natural gas liquids (per Bbl):
Before derivative settlements	$34.69	$39.43	$78.96
After derivative settlements	$52.63	$68.13	$80.21
Post-settlement to pre-settlement price	151.7%	172.8%	101.6%
Natural gas (per Mcf):
Before derivative settlements	$2.16	$2.42	$4.17
After derivative settlements	$3.75	$4.05	$3.83
Post-settlement to pre-settlement price	173.6%	167.6%	91.8%

(1)	For 2016, “after derivative settlements” excludes early termination settlement proceeds from contracts maturing after 2016.

The estimated fair values of our oil and natural gas derivative instruments are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	Predecessor
	As of December 31,
(in thousands)	2016	2015	2014
Derivative (liabilities) assets:
Crude oil derivatives	$(9,895)	$123,068	$218,632
Natural gas derivatives	(3,474)	40,170	32,922

Net derivative (liabilities) assets	$(13,369)	$163,238	$251,554

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Non-hedge derivative (losses) gains” in the consolidated statements of operations. The fluctuation in non-hedge derivative (losses) gains from period to period is due primarily to the significant volatility of oil and natural gas prices and basis differentials and to changes in our outstanding derivative contracts during these periods. The effects of derivative activities on our results of operations and cash flows were as follows:

	Predecessor			Predecessor
	Year ended			Year ended
	December 31,		Increase /	December 31,	Increase /
(in thousands)	2016	2015	(Decrease)	2014	(Decrease)
Non-hedge derivative (losses) gains	$(22,837)	$145,288	$(168,125)	$231,320	$(86,032)

	Predecessor
	Year ended December 31,
	2016		2015		2014
(in thousands)	Non-cash fair value adjustment	Settlement gains (losses)	Non-cash fair value adjustment	Settlement gains (losses)	Non-cash fair value adjustment	Settlement gains (losses)
Non-hedge derivative (losses) gains:
Crude oil derivatives	$(132,963)	$113,852	$(95,565)	$202,889	$197,097	$9,433
Natural gas derivatives	(43,644)	39,918	7,248	30,716	31,806	(7,016)

Non-hedge derivative (losses) gains	$(176,607)	$153,770	$(88,317)	$233,605	$228,903	$2,417

On March 26, 2015, we entered into early terminations of certain oil and natural gas derivative contracts originally scheduled to settle between 2015 to 2017 and covering 495 MBbls of oil and 12,280 BBtu of natural gas for net proceeds of $15.4 million in order to maintain compliance with the hedging limits imposed by covenants under our Prior Credit Facility.

In May 2016 all of our outstanding derivative contracts were terminated early as a result of our defaults under the master agreements governing our derivative contracts. The derivative defaults were triggered by defaults on our debt. The early-terminated contracts, originally scheduled to settle from 2016 through 2018, covered 3,400 MBbls of oil and 28,800 BBtu of natural gas. Proceeds from the early terminations, inclusive of amounts receivable at the time of termination for previous settlements, totaled $119.3 million. Of this amount, in the third quarter of 2016, $103.6 million was utilized to offset outstanding borrowings under our Prior Credit Facility and the remainder was remitted to the Company. Realized gains (losses) from early terminations are reflected in “Settlement gains (losses)” in the table above.

Lease Operating Expenses

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Lease operating expenses (in thousands, except per Boe data)
STACK Areas	$10,414	$9,441	$973	10.3%	$9,345	$96	1.0%
Active EOR Project Areas	35,548	37,829	(2,281)	(6.0)%	41,824	(3,995)	(9.6)%
Other	44,571	63,389	(18,818)	(29.7)%	90,439	(27,050)	(29.9)%

Total lease operating expenses	$90,533	$110,659	$(20,126)	(18.2)%	$141,608	$(30,949)	(21.9)%

Lease operating expenses per Boe
STACK Areas	$3.82	$4.67	$(0.85)	(18.2)%	$5.63	$(0.96)	(17.1)%
Active EOR Project Areas	$17.19	$17.71	$(0.52)	(2.9)%	$24.15	$(6.44)	(26.7)%
Other	$10.78	$10.49	$0.29	2.8%	$11.91	$(1.42)	(11.9)%

Lease operating expenses per Boe	$10.14	$10.85	$(0.71)	(6.5)%	$12.89	$(2.04)	(15.8)%

Lease operating costs are sensitive to changes in demand for field equipment, services, and qualified operational personnel, which is driven by demand for oil and natural gas. However, the timing of changes in operating costs may lag behind changes in commodity prices. Our EOR projects are more expensive to operate than traditional industry operations due to the nature of operations along with the costs of recovery and recycling of CO2.

Lease operating expenses decreased from 2015 to 2016 primarily due to lower expense for our Other and Active EOR Areas partially offset by higher expense in our STACK Area. The decrease at our Other Areas was primarily due to decreases in production combined with a slight decrease attributable to divestiture of certain non-core assets. However, lease operating expenses for our Other Areas increased on a Boe basis from 2015 to 2016 primarily as the reduction in expense from lower production was proportionately smaller than the decrease in production. Lease operating expenses for our STACK Areas increased from 2015 to 2016 primarily due increased production in this area from new wells coming online in 2016 which led to additional costs of oil field goods and services. However, our lease operating expenses in the STACK decreased significantly on a Boe basis from 2015 to 2016 as economies of scale and improved efficiencies resulted in a smaller proportionate increase in lease operating expenses compared to the increase in production volume.

Lease operating expenses decreased from 2014 to 2015 on an absolute dollar for our Active EOR and Other Areas and on a Boe basis for all our operational areas. The decreases were due to cost reductions from third party service providers and improved operational efficiencies which included temporary shut-in of marginal wells due to the current low price environment. Lower production volumes and the divestiture of certain non-core assets with higher operating costs within our Other Areas also contributed to the decrease in total expense. Lease operating expense was flat in our STACK area and lower in our Active EOR Areas despite a production increase as the proportionate cost savings from operational and scale efficiencies more than offset the increase in production volumes.

Transportation and Processing Expenses

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Transportation and processing expenses (in thousands)	$8,845	$8,541	$304	3.6%	$8,295	$246	3.0%
Transportation and processing expenses per BOE	$0.99	$0.84	$0.15	17.9%	$0.76	$0.08	10.5%

Transportation and processing expenses principally consist of expenditures to prepare and transport production from the wellhead to a specified sales point and processing costs of gas into natural gas liquids. Our transportation and processing expenses were approximately flat from 2014 to 2016.

Production Taxes (which include ad valorem taxes)

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
Production taxes (in thousands)	$9,610	$9,953	$(343)	(3.4)%	$28,305	$(18,352)	(64.8)%
Production taxes per Boe	$1.08	$0.98	$0.10	10.2%	$2.58	$(1.60)	(62.0)%

Production taxes generally change in proportion to commodity sales. Some states offer exemptions or reduced production tax rates for horizontal drilling, enhanced recovery projects and high cost gas wells. Prior to July 1, 2015, new wells in Oklahoma previously qualified for a tax incentive and were taxed at a lower rate of 1% during their initial 48 months of production. As of July 1, 2015, the tax incentive rate for new wells has increased to 2% for the initial 36 months of production, although we have yet to see a substantial impact to date due to our reduced drilling activity. After the incentive period expires, the tax rate reverts to the statutory rate.

Production taxes from 2015 to 2016 were relatively flat. Increases in production taxes due to fewer production tax credits realized were more than offset by lower ad valorem taxes attributable to lower valuation of our oil and gas properties. The 2015 decrease in production taxes from 2014 was primarily due to the decline in revenues driven by depressed prices and lower production. Also contributing to the decline were our strategic divestitures in 2014 of non-core properties within our Other Areas, which generally had higher tax rates, and reduced tax rates for horizontal drilling and our EOR projects.

Depreciation, Depletion and Amortization (“DD&A”)

	Predecessor				Predecessor
	Year ended				Year ended
	December 31,		Increase /	Percentage	December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
DD&A (in thousands):
Oil and natural gas properties	$111,793	$204,692	$(92,899)	(45.4)%	$231,761	$(27,069)	(11.7)%
Property and equipment	7,163	8,222	(1,059)	(12.9)%	10,179	(1,957)	(19.2)%
Accretion of asset retirement obligations	3,972	3,660	312	8.5%	3,968	(308)	(7.8)%

Total DD&A	$122,928	$216,574	$(93,646)	(43.2)%	$245,908	$(29,334)	(11.9)%

DD&A per Boe:
Oil and natural gas properties	$12.52	$20.07	$(7.55)	(37.6)%	$21.10	$(1.03)	(4.9)%
Other fixed assets	1.25	1.16	0.09	7.8%	1.29	(0.13)	(10.1)%

Total DD&A per Boe	$13.77	$21.23	$(7.46)	(35.1)%	$22.39	$(1.16)	(5.2)%

We adjust our DD&A rate on oil and natural gas properties each quarter for significant changes in our estimates of oil and natural gas reserves and future costs, and thus our DD&A rate could change significantly in the future. DD&A on oil and natural gas properties decreased from 2015 to 2016 of which $25.6 million was due to lower production and $67.3 million was due to a lower rate per equivalent unit of production. DD&A on oil and natural gas properties decreased from 2014 to 2015 of which $16.5 million was due to lower production and $10.6 million was due to a lower rate per equivalent unit of production. Our DD&A rate per equivalent unit of production decreased over the 2014 – 2016 period primarily as a result of the ceiling test write-offs that occurred in 2015 and 2016, which subsequently lowered the carrying value of our amortization base. Although the ceiling test impairment was larger in 2015 compared to 2016, its impact on DD&A via a lower DD&A rate was more pronounced in 2016 compared to 2015. This result arises because impairments are recorded after DD&A is assessed and therefore the full impact of our ceiling impairments in 2015 did not manifest in lower DD&A until the following year.

We record the estimated future value of a liability for an asset retirement obligation in the period in which it is incurred, discounted to its present value using our credit adjusted risk-free interest rate, with a corresponding increase in the carrying amount of oil and natural gas properties. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.

Asset Impairments

	Predecessor			Predecessor
	Year ended			Year ended
	December 31,		Increase /	December 31,	Increase /
	2016	2015	(Decrease)	2014	(Decrease)
Asset impairments (in thousands)
Loss on impairment of oil and natural gas assets	$281,079	$1,491,129	$(1,210,050)	$—	$1,491,129
Loss on impairment of other assets	1,393	16,207	(14,814)	—	16,207

Property impairments. Due to the substantial decline of commodity prices beginning in late 2014, the cost center ceiling exceeded the net capitalized cost of our oil and natural gas properties at various fiscal quarter-ends during the past two years resulting in ceiling test write-downs of $281 million and $1.5 billion recorded in 2016 and 2015, respectively. The ceiling test calculation dictates that we use the unweighted arithmetic average price of crude oil and natural gas as of the first day of each month for the 12-month period ending on the balance sheet date and these prices have demonstrated a declining trend as disclosed below:

	Predecessor
	2016	2015	2014
Oil (per Bbl)	$42.75	$50.28	$94.99
Natural gas (per Mcf)	$2.49	$2.58	$4.35
Natural gas liquids (per Bbl)	$13.47	$15.84	$36.10

The magnitude of our ceiling test write-down was impacted by two additional factors. The first were impairments of unevaluated non-producing leasehold, which resulted in a transfer of amounts from unevaluated oil and natural gas properties to the full cost amortization base. Impairments of non-producing leasehold of $55.1 million and $151.3 million were recorded in 2016 and 2015, respectively. The impairments in 2016 and 2015 were recorded as a result of changes in our drilling plans due to the low pricing environment and lower than expected results for certain exploratory activities which resulted in certain undeveloped properties not expected to be developed before lease expiration. The second factor, as it relates to our impairment in 2015, was a reclassification of $70.4 million for the construction of CO2 delivery pipelines and facilities from unevaluated oil and natural gas properties to the full cost amortization base in 2015 in conjunction with our recognition of proved reserves from the future development of all remaining phases at our North Burbank Unit. Both factors combined to increase the carrying value of our full cost amortization base which in turn contributed to the ceiling test write-downs by the same amount.

Impairment of other assets. Our impairment loss for 2016 consists a $1.4 million market adjustment on our equipment inventory. Our impairment losses for 2015 consists of write-downs of $6.0 million related to impairments of our stacked drilling rigs and $10.2 million related to a market adjustment on our equipment inventory. As a result of the deterioration in commodity prices and reduced drilling activity, the value of our drilling rigs had declined while utilizing third party equipment has become more cost effective, resulting in us impairing the value of the rigs to their estimated fair value. These rigs were sold in January 2017. The industry conditions described above have also caused the demand for equipment utilized in drilling to decrease, resulting in lower market prices for such equipment. The market adjustments during 2016 and 2015 on our equipment inventory reflects the decrease in market prices as well as adjustments for excess and obsolescence.

General and Administrative expenses (“G&A”)

	Predecessor				Predecessor
	Year ended December 31,		Increase /	Percentage	Year ended December 31,	Increase /	Percentage
	2016	2015	(Decrease)	change	2014	(Decrease)	change
G&A and cost reduction initiatives (in thousands):
Gross G&A expenses	$26,275	$49,734	$(23,459)	(47.2)%	$77,376	$(27,642)	(35.7)%
Capitalized exploration and development costs	(5,322)	(10,645)	5,323	(50.0)%	(23,962)	13,317	(55.6)%

Net G&A expenses	$20,953	$39,089	$(18,136)	(46.4)%	$53,414	$(14,325)	(26.8)%
Cost reduction initiatives	2,879	10,028	(7,149)	(71.3)%	—	10,028	*
Liability management expenses	9,396	—	9,396	*	—	—	*

Net G&A, cost reduction initiatives and liability management expense	$33,228	$49,117	$(15,889)	(32.3)%	$53,414	$(4,297)	(8.0)%

Average G&A expense per Boe	$2.35	$3.83	$(1.48)	(38.6)%	$4.86	$(1.03)	(21.2)%

Average G&A, cost reduction initiatives and liability management expense per Boe	$3.72	$4.82	$(1.10)	(22.8)%	$4.86	$(0.04)	(0.8)%

Gross G&A expenses decreased from 2014 to 2015 and from 2015 to 2016, primarily due to lower compensation and benefits costs and lower costs for equity based compensation awards. Compensation and benefits were lower due to lower headcount subsequent to our workforce reductions that began in early 2015. Our reduction in workforce in 2016 and 2015 included 48 and 131 corporate employees, respectively. Compensation was also lower in 2016 compared to the prior year as we were not able to accrue annual bonuses for 2016 in conjunction with a provision that required separate Bankruptcy Court approval for any bonuses paid prior to our emergence. These bonuses, which totaled $6.3 million compared to $6.1 million in 2015, were paid on March 24, 2017 subsequent to our emergence from bankruptcy and will be recorded as an expense in 2017. Our gross equity based compensation costs decreased from $6.2 million in expense during 2014 to credits of $2.2 million and $6.2 million in 2015 and 2016 respectively. Expense for equity based awards decreased from 2014 to 2015 as a result of forfeitures and a decrease in the fair value of our liability awards due to depressed industry conditions. Expense for equity based awards decreased from 2015 to 2016 primarily as a result of a cumulative catch up adjustment of $6.0 million to reverse the aggregate compensation cost associated with certain equity awards that carried performance conditions. The catch-up adjustment was made to reflect a change in our expectations wherein it was no longer probable that requisite service would be achieved for these awards. Other than compensation and benefits, we had reductions across several other G&A categories in 2015 and 2016 in line with our initiatives to reduce costs in the current environment.

Capitalized exploration and development costs decreased from 2014 to 2015 and from 2015 to 2016 due the overall decrease in G&A as well as a lower proportion of costs subject to capitalization as we have reduced our exploration, acquisition and development activities in this low commodity price environment.

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to the recent deterioration of commodity prices. These expenses include one-time severance and termination benefits in connection with our reductions in force as well as third party legal and professional services we have engaged to assist in these initiatives as follows (in thousands):

	Predecessor
	Year ended December 31,
	2016	2015	2014
One-time severance and termination benefits	$2,772	$7,757	$—
Professional fees	107	2,271	—

Total cost reduction initiatives expense	$2,879	$10,028	$—

Liability management expense includes third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. As a result of our Chapter 11 petition, such expenses, to the extent that they are incremental and directly related to our bankruptcy reorganization, are reflected in “Reorganization items” in our consolidated statements of operations.

Reorganization Items

Reorganization items reflect, where applicable, expenses, gains and losses incurred that are incremental and a direct result of the Chapter 11 reorganization of the business. Reorganization costs for 2016, for which we have incurred significant out-of-pocket expenses, are as follows (in thousands):

Predecessor
Year Ended
December 31, 2016
Professional fees	$15,484
Claims for non-performance of executory contract	1,236

Total reorganization items	$16,720

Other Income and Expenses

Interest expense. The following table presents interest expense for the periods indicated:

	Predecessor
	Year ended December 31,
(in thousands)	2016	2015	2014
Senior Notes	$37,048	$107,373	$106,630
Prior Credit Facility	24,228	9,608	5,785
Bank fees and other interest	5,105	5,089	5,317
Capitalized interest	(2,139)	(9,670)	(13,491)

Total interest expense	$64,242	$112,400	$104,241

Average long-term borrowings	$1,717,369	$1,688,859	$1,543,346

Total interest expense decreased from 2015 to 2016 as a result of lower interest expense on our Senior Notes as we ceased accruing interest upon the filing of our bankruptcy petition. This reduction in expense was partially offset by an increase in interest on our Prior Credit Facility due to increased levels of borrowing and higher interest rates as well as a reduction in capitalized interest. Total interest expense increased from 2014 to 2015 primarily due to increased levels of borrowing on our Prior Credit Facility and reduced capitalized interest. The reduction in capitalized interest from 2014 to 2015 and from 2015 to 2016 was a result of a lower carrying amount of unevaluated non-producing leasehold subsequent to the leasehold impairments recorded in 2015 and 2016.

Gain on extinguishment of debt. During December 2015, we repurchased approximately $42.0 million of principal value of our outstanding Senior Notes on the open market for $10.0 million in cash. As a result, we recorded a $31.6 million gain on extinguishment of debt, which included retirement of unamortized issuance costs, discounts and premiums associated with the repurchased debt.

Senior Note issuance costs, discount and premium. In March 2016, we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of approximately $17.0 million. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our 30-day grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes to the current period. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount.

Income Taxes

	Predecessor
	Year ended December 31,
(dollars in thousands)	2016	2015	2014
Current income tax expense	$(102)	$174	$552
Deferred income tax expense	—	(177,393)	123,891

Total income tax expense	$(102)	$(177,219)	$124,443

Effective tax rate	—	11.7%	37.3%
Total net deferred tax liability	$—	$—	$(177,487)

Our federal net operating loss carryforwards were approximately $689.0 million as of December 31, 2016, which will expire between 2028 and 2036 if not utilized in earlier periods. As of December 31, 2016, our state net operating loss carryforwards were approximately $844.0 million, which will expire between 2017 and 2036 if not utilized in earlier periods.

Our effective tax rate is affected by changes in valuation allowances, recurring permanent differences and discrete items that may occur in any given year but are not consistent from year to year. At December 31, 2016, we have $574.3 million, or 100%, valuation allowance against our deferred tax assets that exceed deferred tax liabilities due to uncertainty regarding their realization. For the year ended December 31, 2016, we recorded approximately $163.2 million of our total valuation allowance. For further discussion of our valuation allowance, see Note 10 to the audited consolidated financial statements included elsewhere in this prospectus.

Our ability to utilize our loss carryforwards to reduce future taxable income is subject to various limitations under the Internal Revenue Code of 1986, as amended (the “IRC”). The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, and Section 382 of the IRC imposes an annual limitation on the amount of our taxable income that can be offset by these carryforwards after an ownership change. We do not have a Section 382 limitation on our ability to utilize our loss carryforwards as of December 31, 2016. In 2017, however, upon emergence from bankruptcy, as described in Note 2 to the audited consolidated financial statements included elsewhere in this prospectus, we experienced an ownership change that may limit the availability of our loss carryforwards to fully offset taxable income in future years. For further discussion of the impact of our emergence from bankruptcy on the amount and availability of our loss carryforwards, see Note 10 to the audited consolidated financial statements included elsewhere in this prospectus. Future equity transactions involving us or our stockholders (including, potentially, relatively small transactions and transactions beyond our control) could cause further ownership changes, further limiting the availability of our loss carryforwards to reduce future taxable income.

Deferred income taxes. Deferred income taxes are provided for the difference between the tax basis of assets and liabilities and the carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is settled. Since our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to actual in the period we file our tax returns. The book value of income tax assets is limited to the amount of the tax benefit that is more likely than not to be realized in the future.

Valuation allowance on deferred tax assets. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, available taxes in carryback periods, tax planning strategies, and projected future taxable income. If the ultimate realization of deferred tax assets is dependent upon future book income, assessing the need for, or the sufficiency of, a valuation allowance requires the evaluation of all available evidence, both positive and negative, as to whether it is more likely than not that a deferred tax assets will be realized.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been cash generated from our operations, borrowings under our credit facility, private equity sales and proceeds from asset dispositions. Our primary use of cash flow has been to fund capital expenditures used to develop our oil and natural gas activities and to meet day-to day operating expenses. Upon emergence from bankruptcy, our primary sources of liquidity are cash flows from operations and borrowings under the New Credit Facility. Other potential sources of liquidity in the next twelve months include proceeds from sales of non-core assets. Our cash balance as of March 31, 2017, was approximately $32 million of which $14 million was restricted for the payment of debtor-related professional fees and convenience class claims pursuant to our Reorganization Plan. We also had borrowing availability under our New Revolver of $104.2 million. As of May 31, 2017, our cash balance was approximately $34.7 million, of which $11.4 million was restricted, with $128.0 million outstanding on our New Revolver and borrowing availability of $96.2 million.

Our cash flows from operating activities are subject to significant volatility due to changes in commodity prices for our crude oil, NGL and natural gas products, as well as variations in our production. The prices for these commodities are driven by a number of factors beyond our control, including global and regional product supply and demand, weather, product distribution, refining and processing capacity and other supply chain dynamics, among other factors. The level of our hedging activity and duration of the instruments employed depend on our desired cash flow protection, available hedge prices, the magnitude of our capital program and our operating strategy. We currently have derivative contracts in place for oil and natural gas production in 2017, 2018 and 2019. See “—Quantitative and Qualitative Disclosures About Market Risk.”

Sources and Uses of Cash

Our net increase (decrease) in cash is summarized as follows:

	Successor	Predecessor
				Year Ended December 31,
(in thousands)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016	2016	2015	2014
Cash flows (used in) provided by operating activities	$(8,401)	$14,385	$(10,251)	$47,167	$19,608	$323,911
Cash flows (used in) provided by investing activities	(4,140)	(28,010)	870	(54,309)	(37,258)	(412,222)
Cash flows (used in) provided by financing activities	(88)	(127,732)	179,789	176,557	3,223	71,208

Net (decrease) increase in cash during the period	$(12,629)	$(141,357)	$170,408	$169,415	$(14,427)	$(17,103)

Cash flow provided by operating activities

Our cash flows from operating activities is derived substantially from the production and sale of oil and natural gas.

Our cash flows from operating activities for the three months ended March 31, 2017, which included outflows of $8.4 million for Successor period and inflows of $14.4 million for the Predecessor period, increased over the prior year quarter as a result of an increase in revenues and a decrease in cost reduction initiatives expense. These increases were partially offset by the additional expenses to restructure our debt and in preparation for our bankruptcy petition as well as an increase in cash interest paid.

When available, we use the net cash provided by operations to partially fund our acquisition, exploration and development activities. With limited cash flows from operating activities due to low commodity prices and constraints imposed on us while in bankruptcy, our capital expenditures for the three months ended March 31, 2017, were also funded by the excess cash that we were carrying prior to our emergence. During 2014 to 2016, cash flows from operations were insufficient to fully fund our capital programs and instead, we also relied on cash from derivative settlements, proceeds from asset dispositions and borrowings under our Prior Credit Facility.

Our cash flows from operations were higher in 2016 compared to 2015 primarily due to a reduction in cash interest paid. During 2016, we elected not to make interest payments on our Senior Notes that were due on March 1 and April 1, 2016, resulting in defaults on the Senior Notes. Upon filing the Chapter 11 Cases, we suspended interest payments on the Senior Notes for the remainder of the bankruptcy. As a result, we did not pay any cash interest related to our Senior Notes in 2016 which led to a year over year decrease in cash interest paid of $90.6 million. The increase in operating cash flows due to our nonpayment of interest was offset by a decline in revenues due to lower prices and production. In addition, although we were able to generate cash savings by reducing recurring expenses such as lease operating and general and administrative expenses, these savings were more than offset by costs we incurred to restructure our debt and in connection with our bankruptcy.

Our cash flows from operating activities were lower in 2015 compared to 2014 due to the significant decrease in commodity sales driven primarily by lower prices on all our commodities and, to a lesser extent, by a decrease in production volumes sold. Cash flows from operations were also lower due to higher interest charges and expenses associated with our cost reduction initiatives. These reductions in cash flows were partially offset by lower lease operating, general and administrative and production tax expenses.

Cash flow used in investing activities

Our cash flows from investing activities are generally comprised of cash inflows from asset dispositions and derivative settlement receipts offset by cash outflows for capital expenditures and derivative settlement payments.

Net cash used in investing activities during the Successor period in 2017 was comprised of cash outflows for capital expenditure of $5.8 million and cash inflows from derivative settlement receipts of $1.7 million. Net cash used in investing activities during the Predecessor period in 2017 was comprised of cash outflows for capital expenditure of $31.2 million, cash inflows from derivative settlement receipts of $1.3 million and cash inflows from asset sales of $1.9 million. Net cash provided by investing activities during the three months ended March 31, 2016, of the Predecessor, was comprised primarily of cash outflows for capital expenditure of $47.1 million, cash inflows from derivative settlement receipts of $47.5 million and cash inflows from asset sales of $0.5 million.

During 2016, cash used in investing activities was comprised of cash outflows for capital expenditure, which included paydown of accounts payable, of $146.3 million, partially offset by cash inflows from derivative settlements of $90.6 million and asset dispositions of $1.3 million. During 2015, cash used in investing activities was comprised of cash outflows for capital expenditure, which included paydown of accounts payable, of $313.5 million, partially offset by cash inflows from derivative settlements of $233.6 million and asset dispositions of $42.6 million. Our significant receipts from derivative settlements in 2015 were the result of a robust hedging program in response to the low prices that prevailed during 2015. Our paydown of accounts payable was a result of payments in the current year for capital expenditures accrued at the end of the prior year. During 2014, cash flows used in investing activities included capital expenditures of $685.5 million offset by proceeds of $291.4 million primarily from the sale of non-core properties. During 2014, we also paid $20.6 million in premiums for put options associated with our crude oil commodity derivatives settling in 2016.

Cash flow provided by financing activities

We had minimal cash flows from financing activities during the Successor period in 2017. Cash flows from financing activities during the Predecessor period in 2017 is comprised primarily of cash outflows for repayments of debt and capital leases of $445.4 million and payment of $2.4 million in debt issuance costs partially offset by cash inflows of $270.0 million from new borrowings. The large repayments and borrowings of debt reflect the extinguishment of our Prior Credit Facility and establishment of our New Credit Facility upon our emergence from bankruptcy. During the three months ended March 31, 2016, of the Predecessor, we borrowed $181.0 million on our debt and made repayments of $0.6 million on our debt and $0.6 million on our capital leases.

Cash flows from financing activities in 2016 included borrowing and repayments on our long-term debt of $181.0 million and $1.9 million, respectively, and payment of $2.5 million on our capital leases. During 2016, the outstanding balance on our Prior Credit Facility was reduced by $103.6 million by directly offsetting proceeds payable to us from the termination of our derivative contracts against outstanding borrowings under the Prior Credit Facility. The ability to offset was possible as the previous counterparties to our derivative contracts were also lenders under our Prior Credit Facility. Since cash was not exchanged in this transaction, it is not reflected in the statement of cash flows. Cash flows from financing activities in 2015 included borrowing and repayments on our long-term debt of $120.0 million and $103.0 million, respectively, and payment of $2.4 million on our capital leases. We also paid $1.4 million in bank fees in connection with the amendment to our Prior Credit Facility as well as $10.0 million to repurchase our Senior Notes on the open market, both which are discussed below. In 2014, we had proceeds from and repayments of debt of $302.1 million and $228.6 million, respectively, most of which were attributable to our Prior Credit Facility. In addition, principal payments under our capital lease obligations were $2.3 million during 2014.

Asset sales. During 2014, a significant source of liquidity was derived from asset dispositions which included various oil and natural gas properties primarily located in our Ark-La-Tex, Permian Basin, and North Texas areas. Our asset sales in 2014 generated a total of $291.4 million in cash. Our capital expenditures for 2015 were funded, in part, by approximately $42.6 million of proceeds generated from asset divestitures. Although we did not have significant divestitures in 2016, our 2017 budget contemplates asset sales that we expect could yield between $25 million to $30 million in proceeds. Proceeds from our property sales provide us with an additional source of liquidity to pay down borrowings under our Credit Facility, fund capital expenditures and for general corporate purposes.

Capital Expenditures

Our actual costs incurred, including costs that we have accrued, by expenditure category and by area for the Successor and Predecessor periods in 2017, and for 2016, and our budgeted 2017 capital expenditures for oil and natural gas properties are summarized in the following table:

	Successor	Predecessor		2017 Capital
(in thousands)	March 22 to March 31, 2017	January 1 to March 21, 2017	Year ended December 31, 2016	Expenditures Budget (1) (2)
Acquisitions	$458	$3,431	$15,887	5,401
Drilling	2,802	20,754	61,168	83,147
Enhancements	1,244	6,821	48,152	34,570
Pipeline and field infrastructure	551	3,015	10,374	7,942
CO2 purchases	767	3,308	13,833	14,857

Total	$5,822	$37,329	$149,414	$145,917

Operational area:
STACK	$2,799	$25,467	$79,848	$87,230
Active EOR Areas	2,843	9,707	54,903	47,400
Other	180	2,155	14,663	11,287

	$5,822	$37,329	$149,414	$145,917

(1)	Includes $47.4 million allocated to our EOR project areas as follows: enhancements of $24.6 million, pipeline and field infrastructure of $7.9 million and CO2 purchases of $14.9 million.
(2)	Budget categories presented include allocations of capitalized interest and general and administrative expenses. In addition to the amounts in this table, we have budgeted $1.9 million for other plant, property and equipment.

In addition to the capital expenditures for oil and natural gas properties, we spent approximately $0.8 million for property and equipment during 2016.

We utilized our 2016 capital to, among other things, drill and complete 11 wells, complete five wells drilled in 2015, expand our CO2 floods in our North Burbank Unit and on selective leasehold acquisitions to strengthen our position in the STACK. All our operated drilling and completion activity during 2016 was focused solely on wells in our STACK play. The majority of our capital budget for 2017 will be focused on profitable lower risk opportunities with the remaining portion dedicated to higher risk delineation drilling. Our profitable lower risk projects for 2017 will include drilling and completing 10 development wells in Kingfisher county within our STACK play, continuing CO2 purchases within our Active EOR Areas to develop our North Burbank Unit and efficiently producing our other units experiencing production declines, and selective participation in high-return STACK non-operated wells with established operators. Our riskier delineation drilling plans will include drilling nine exploratory wells around the northern and southern boundaries of our STACK acreage. Our activities during the first quarter of 2017 include completing three wells spudded in the previous year, drilling and completing one well, and drilling an additional two wells to be completed in the second quarter, as well as participating in outside operated wells, all within our STACK play. We plan to fund capital budget for 2017 with a combination of cash flows from operations, proceeds from derivative settlements and proceeds from the sale of non-core assets.

We continually evaluate our capital needs and compare them to our capital resources. Our actual expenditures during 2017 may be higher or lower than our budgeted amounts. Our level of exploration and development expenditures is largely discretionary, and the amount of funds devoted to any particular activity may increase or decrease significantly depending on available opportunities, commodity prices, cash flows and development results, among other factors. We will continue to monitor our capital spending in 2017 closely and may adjust our spending accordingly based on actual and projected cash flows, our liquidity and our capital requirements.

Indebtedness

Debt consists of the following as of the dates indicated:

	Successor	Predecessor
(in thousands)	March 31, 2017	December 31, 2016
New Revolver	$120,000	$—
New Term Loan, net of $745 and $0 of discount	149,255	—
Prior Credit Facility	—	444,440
Real estate and equipment notes	9,665	10,029
Capital lease obligations	16,308	16,946
Unamortized debt issuance costs	(1,649)	(2,303)

Total debt	$293,579	$469,112

Liabilities Subject to Compromise

The following table summarizes the components of “Liabilities subject to compromise” included on our Consolidated Balance Sheet immediately prior to emergence on March 21, 2017:

(in thousands)	March 21, 2017
Accounts payable and accrued liabilities	$6,687
Accrued payroll and benefits payable	3,949
Revenue distribution payable	3,050
Senior Notes and associated accrued interest	1,267,410

Liabilities subject to compromise	$1,281,096

As discussed earlier, claims from the Senior Notes and associated interest along with approximately $3 million in general unsecured claims were settled upon emergence through the issuance of Successor common stock. The remaining claims were either paid or reinstated in full.

Credit Facilities

Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility with an outstanding balance of $444 million prior to emergence, was restructured into a New Credit Facility consisting of the New Revolver and New Term Loan. On the Effective Date, the entire balance on the Prior Credit Facility was repaid while we received gross proceeds, before lender fees, representing the opening balances on our New Revolver of $120 million and a New Term Loan of $150 million.

New Term Loan. The loan, which is collateralized by our oil and natural gas properties, is scheduled to mature on March 21, 2021. Interest on the outstanding amount of the New Term Loan will accrue at an interest rate equal to either: (a) the Alternate Base Rate (as defined in the New Credit Facility) plus a 6.75% margin or (b) the Adjusted LIBO Rate (as defined in the New Credit Facility), plus a 7.75% margin with a 1.00% floor on the Adjusted LIBO Rate. We are required to make scheduled, mandatory principal payments in the amount of $1.2 million in calendar 2017, $1.5 million in 2018, $3.8 million in 2019 and $6.8 million in 2020 with the remaining outstanding balance due upon maturity.

New Revolver. The New Revolver is a $400.0 million facility collateralized by our oil and natural gas properties and is scheduled to mature on March 21, 2021. Availability under our New Revolver is subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request a borrowing base redetermination once between each scheduled redetermination or upon the occurrence of certain specified events. The banks establish a borrowing base by making an estimate of the collateral value of our oil and natural gas properties. If oil and natural gas prices decrease from the amounts used in estimating the collateral value of our oil and natural gas properties, the borrowing base may be reduced, thus reducing funds available under the borrowing base. The initial borrowing base on the Effective Date was $225.0 million and the first borrowing base redetermination has been set for on or about May 1, 2018.

Interest on the outstanding amounts under the New Revolver will accrue at an interest rate equal to either (i) the Alternative Base Rate plus a margin that ranges between 2.00% to 3.00% depending on utilization or (ii) the Adjusted LIBO Rate applicable to one, two three or six month borrowings plus a margin that ranges between 3.00% to 4.00% depending on utilization. In the case that an Event of Default (as defined under the New Credit Facility) occurs, the applicable rate while in default will be the Alternative Base Rate plus an additional 2.00% and plus the applicable margin.

Commitment fees of 0.50% accrue on the unused portion of the borrowing base amount, based on the utilization percentage, and are included as a component of interest expense. We generally have the right to make prepayments of the borrowings at any time without penalty or premium. Letter of credit fees will accrue at 0.125% plus the margin used to determine the interest rate applicable to New Revolver borrowings that are based on Adjusted LIBO Rate.

If the outstanding borrowings under our New Revolver were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this deficiency. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay the deficiency in a lump sum within 45 days or (2) commencing within 45 days to repay the deficiency in equal monthly installments over a six -month period or (3) to submit within 45 days additional oil and gas properties we own for consideration in connection with the determination of the borrowing base sufficient to eliminate the deficiency.

The New Credit Facility contain covenants and events of default customary for oil and natural gas reserve-based lending facilities including restrictions on additional debt, guarantees, liens, restricted payments, investments and hedging activity. Additionally, our New Credit Facility specifies events of default, including non-payment, breach of warranty, non-performance of covenants, default on other indebtedness or swap agreements, certain adverse judgments, bankruptcy events and change of control, among others. The financial covenants require that we maintain: (1) a Current Ratio (as defined in the New Credit Facility) of no less than 1.00 to 1.00, (2) an Asset Coverage Ratio (as defined in the New Credit Facility) of no less than 1.35 to 1.00, (3) Liquidity (as defined in the New Credit Facility) of at least $25.0 million and (4) a Ratio Total Debt to EBITDAX (as defined in the New Credit Facility) of no greater than 3.5 to 1.0 calculated on a trailing four-quarter basis. We are required to comply with these covenants for each fiscal quarter ending on and after March 31, 2017, except for the Asset Coverage Ratio, for which compliance is required semiannually.

As mentioned above, our New Credit Facility requires us to maintain a current ratio, as defined in New Credit Facility, of not less than 1.0 to 1.0. The definition of current assets and current liabilities used for determination of the current ratio computed for loan compliance purposes differs from current assets and current liabilities determined in compliance with GAAP. Since compliance with financial covenants is a material requirement under our New Credit Facility, we consider the current ratio calculated under our New Credit Facility to be a useful measure of our liquidity because it includes the funds available to us under our Credit Facility and is not affected by the volatility in working capital caused by changes in the fair value of derivatives. The current ratio for loan compliance as of March 31, 2017 was 2.68. See “Business—Non-GAAP Financial Measures and Reconciliations” for a reconciliation of the current ratio calculated using GAAP amounts to the current ratio for loan compliance.

Capital Leases

During 2013, we entered into lease financing agreements with U.S. Bank National Association for $24.5 million through the sale and subsequent leaseback of existing compressors owned by us. The lease financing obligations are for 84-month terms and include the option to purchase the equipment for a specified price at 72 months as well as an option to purchase the equipment at the end of the lease term for its then-current fair market value. Lease payments related to the equipment are recognized as principal and interest expense based on a weighted average implicit interest rate of 3.8%. Minimum lease payments are $3.2 million annually.

Liquidity outlook

As of May 31, 2017, our cash balance was approximately $34.7 million, of which $11.4 million was restricted, with $128.0 million outstanding on our New Revolver and borrowing availability of $96.2 million. Upon consummation of the Reorganization Plan, our capital structure has been significantly improved as it is no longer burdened by $1.2 billion of previous Senior Note debt and the associated interest obligation, which previously averaged approximately $107 million each year. Our New Credit Facility is now partially composed of a term loan (the New Term Loan) rather than being entirely borrowing base driven and therefore is less susceptible to swings in commodity prices and provides us with stability in regards to credit availability. We believe our current liquidity level and balance sheet provide flexibility and that we are well-positioned to fund our business throughout the commodity price cycle. Although we will continue to evaluate the commodity price environment and our level of capital spending throughout 2017, we currently believe that we are able to meet our obligations and fund our drilling plans for the next 12 months.

Financial position

March 31, 2017 (Successor) compared to December 31, 2016 (Predecessor)

Although not directly comparable between Successor and Predecessor, we believe that the following discussion of material changes in our balance sheet may be useful:

	Successor	Predecessor
(in thousands)	March 31, 2017	December 31, 2016	Change
Assets
Cash and cash equivalents	$32,494	$186,480	$(153,986)
Derivative instruments	19,545	—	19,545
Property and equipment	56,136	41,347	14,789
Total oil and natural gas properties	1,192,427	555,184	637,243
Liabilities
Accounts payable and accrued liabilities	60,262	42,442	17,820
Long-term debt and capital leases, classified as current	4,588	469,112	(464,524)
Long-term debt and capital leases, less current maturities	288,991	—	288,991
Derivative instruments	—	13,369	(13,369)
Liabilities subject to compromise	—	1,284,144	(1,284,144)
Total stockholders’ equity (deficit)	929,380	(1,042,153)	1,971,533

•	The decrease in cash is primarily due to repayments to extinguish the Prior Credit Facility which was partially offset by proceeds from the New Credit Facility and our rights offering.

•	Derivative instruments flipped from a net liability to a net asset as a result of the decrease in strip prices of oil and natural gas relative to year-end 2016.

•	The increase to property and equipment was primarily due to a fair value gross up as a result of adopting fresh start accounting.

•	The increase to oil and natural gas properties was primarily due to a fair value gross up as a result of adopting fresh start accounting. See Note 3 to the unaudited consolidated financial statements included elsewhere in this prospectus.

•	Accounts payable and accrued liabilities are higher as a result of reinstatement of amounts upon emergence from bankruptcy that were previously subject to compromise. The balance was also higher as a result of our accrual for debtor-related professional fees related to our reorganization.

•	Long term debt was lower in total due to the extinguishment of the Prior Credit Facility which was partially offset by new borrowings under the New Credit Facility. Furthermore, all long term debt was previously classified as current due to the potential acceleration from being in default while in bankruptcy. Upon emergence, debt is classified as current vs. noncurrent according to scheduled repayments.

•	Liabilities subject to compromise have been settled pursuant to the provisions under our Reorganization Plan by exchange of equity, payment or reinstatement.

•	Total stockholders’ equity increased as a result of the exchange of debt for equity under our Reorganization Plan, the gain from settlement of our liabilities subject to compromise and the gain from our fresh-start accounting adjustments.

December 31, 2016 Compared to December 31, 2015

The following were material changes in our balance sheet:

	Predecessor
	December 31,
(in thousands)	2016	2015	Change
Assets
Cash and cash equivalents	$186,480	$17,065	$169,415
Accounts receivable	46,226	79,000	(32,774)
Net derivative instrument (liability) asset	(13,369)	163,238	(176,607)
Total oil and natural gas properties	555,184	798,837	(243,653)
Deferred income taxes—noncurrent	—	53,914	(53,914)
Other assets	5,513	4,268	1,245

Liabilities
Accounts payable and accrued liabilities	42,442	66,222	(23,780)
Long-term debt and capital leases, classified as current	469,112	1,583,701	(1,114,589)
Deferred income taxes—current	—	53,914	(53,914)
Asset retirement obligations (current and noncurrent)	72,137	48,612	23,525
Liabilities subject to compromise	1,284,144	—	1,284,144

•	The increase in cash was primarily due to the $181.0 million drawing under our Prior Credit Facility during the first quarter of 2016 which represented substantially all the remaining undrawn amount that was available under the Prior Credit Facility at that time.

•	The decreases in our accounts receivable (which at December 31, 2015, included $40.4 million of receivables from derivative settlements) and derivative assets were the result of the early termination of all outstanding derivatives in May 2016 due to default under the master agreements governing those derivatives. During the third quarter of 2016, proceeds from the early terminations and all outstanding receivables from earlier settlements were utilized to offset outstanding borrowings under our Prior Credit Facility in the amount of $103.6 million with any remainder remitted to us. Upon Bankruptcy Court approval, we resumed hedging in December 2016 by entering into new derivative contracts that, as a result of marking them to market, resulted in a net liability of $13.4 million at year-end 2016.

•	The decline in oil and natural gas properties was a result of the ceiling test impairments and depreciation recorded during the year partially offset by our capital development.

•	Both our asset and liability balances on deferred income taxes were reduced as part of an offset allowed with our early adoption of Accounting Standards Update 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17). The accounting update allows all deferred taxes within a single jurisdiction to be aggregated and netted within noncurrent assets or noncurrent liabilities, which in the Company’s case results in zero deferred taxes on our balance sheet.

•	Accounts payable and accrued liabilities decreased due to a decrease in our drilling and development activity and a reclassification of certain balances to liabilities subject to compromise.

•	Long-term debt and capital leases, classified as current decreased due to the reclassification of our Senior Notes to liabilities subject to compromise as well as the $103.6 million repayment on our Prior Credit Facility described above.

•	The increase in asset retirement obligations was primarily due to revisions to shorten the estimated life of certain wells and to increase our cost estimates for the plugging and abandonment of certain wells. To a lesser extent, our asset retirement obligations also increased due to new wells drilled during the year. The current portion of this obligation is included in “Accounts payable and accrued liabilities” on our consolidated balance sheet.

•	Liabilities subject to compromise represented our estimate of pre-petition obligations that would have been allowed as claims in our bankruptcy case. The balance reflected above is predominantly comprised of the outstanding principal and accrued interest on our Senior Notes.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements as of March 31, 2017, include warrants to purchase 140,023 shares of Successor common stock with an exercise price of $36.78 per share and expiring on June 30, 2018. These warrants embody a contract that would have been accounted for as a derivative instrument except that they are both indexed to our own stock and classified in stockholders equity. Please read “—Contractual Obligations” below for a discussion of our commitments and contingencies, some of which are not recognized in the consolidated balance sheets under GAAP.

Contractual obligations

We have numerous contractual commitments in the ordinary course of business including debt service requirements, operating leases, capital leases and purchase obligations. Our operating leases primarily relate to CO2 recycle compressors at our EOR facilities and office equipment while our capital leases are related to the sale and subsequent leaseback of compressors. Our purchase obligations primarily relate to contracts for the purchase of CO2 and drilling rig services.

Absent any acceleration of our debt resulting from defaults or conversion to equity as a result of our Chapter 11 reorganization, the following table summarizes our contractual obligations and commitments as of December 31, 2016:

(in thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt:
Senior Notes, including estimated interest (1)	$101,212	$202,424	$837,123	$560,887	$1,701,646
Prior Credit Facility, including estimated interest and other fees	463,894	—	—	—	463,894
Other long-term notes, including estimated interest	1,524	2,176	2,173	7,695	13,568
Capital lease obligations, including estimated interest	3,181	15,209	—	—	18,390
Abandonment obligations	6,681	13,362	13,362	38,732	72,137
Derivative obligations	7,525	6,028	—	—	13,553
CO2 purchase obligations	1,386	3,624	3,868	2,665	11,543
Operating lease obligations	1,369	2,729	2,622	479	7,199
Other commitments	14,211	—	—	—	14,211

Total	$600,983	$245,552	$859,148	$610,458	$2,316,141

(1)	Excludes any accrued interest prior to December 31, 2016.

The maturities of our debt obligations and associated interest reflect their original expiration dates and do not reflect any acceleration due to any events of default pertaining to these obligations.

Pursuant to our Reorganization Plan, on the Effective Date, our obligations under the Senior Notes disclosed above were fully extinguished in exchange for equity in the Successor. In addition, our Prior Credit Facility was restructured into the New Credit Facility consisting of the New Revolver and the New Term Loan. On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444.4 million was repaid while we received gross proceeds, before lender fees, representing the opening balances on our New Revolver of $120.0 million and a New Term Loan of $150 million. Please see “Note 2—Chapter 11 reorganization” and “Note 5—Debt” in the Unaudited Consolidated Financial Statements section of this prospectus for further discussion.

We have three long-term contracts with three different suppliers to purchase CO2. Only one of the contracts, the contract with the plant in Coffeyville, Kansas, includes a commitment to purchase a minimum amount of CO2 over the term of the contract. The resulting commitment is reflected in the contractual obligations and commitments table, above. Additional details regarding the three long-term contracts are discussed, below.

We purchase CO2 manufactured at the Arkalon ethanol plant near Liberal, Kansas under a fixed-price contract that expires in May 2024 but provides the option for renewal. During 2016, we purchased approximately 8 MMcf/d of CO2 under this contract, and we expect to purchase an average of approximately 13.5 MMcf/d in 2017. Purchases under this contract were $0.8 million, $1.1 million, and $1.3 million during 2016, 2015, and 2014, respectively.

We have rights under two additional contracts with fertilizer plants under which we purchase CO2 that is restricted, in whole or in part, for use only in EOR projects. The fertilizer plants retain the right to install additional equipment and use some of the CO2 to make certain fertilizer products, which could reduce the CO2 available to us. Pricing under both of these contracts is dependent on certain variable factors, including the price of oil.

The first contract, with the plant in Borger, Texas, expires in February 2021. However, the plant is currently undergoing a modification which may reduce available CO2 volumes to below the minimum threshold required to operate our compression facility. We are in the process of assessing the future availability of CO2 from this source as a result of the plant modification. During 2016, we purchased an average of approximately 5 MMcf/d of CO2 and expect our purchases to average approximately 0.5 MMcf/d in 2017. Purchases under this contract were $0.2 million, $0.4 million, and $1.1 million during 2016, 2015, and 2014, respectively.

The second contract, with the plant in Coffeyville, Kansas, expires in 2033 but provides an option for renewal. Pricing under the contract is fixed for the first five years and variable thereafter. We are obligated to purchase approximately 35 MMcf/d for the remaining contract years or pay for any deficiencies at the price in effect when the minimum delivery was to have occurred. After the first ten contract years, we may permanently reduce up to 100% of our required purchase rate with six months’ notice. During 2016, we purchased 28 MMcf/d of CO2 from this source and expect to purchase 28 MMcf/d in 2017. Purchases under this contract totaled $1.0 million, $1.0 million, and $1.4 million during 2016, 2015, and 2014, respectively.

We rent equipment used on our oil and natural gas properties and have operating lease agreements for office equipment. Rent expense for the years ended December 31, 2016, 2015, and 2014 was $6.7 million, $8.8 million, and $11.1 million, respectively. Our operating leases include leases relating to office equipment, which have terms of up to five years, and leases on CO2 recycle compressors, which have terms of seven years, at our EOR facilities. Amounts related to our operating lease obligations are disclosed in the table above.

Other commitments consist of contracts in place as of December 31, 2016, that are not currently recorded on our consolidated balance sheets. The $14.2 million of other commitments primarily consist of fees due to financial advisors in connection with work performed on our bankruptcy and capital restructuring. Commitments for drilling rig services and information technology services make up the remainder.

Other than changes to our credit facility and the discharge of our Senior Notes and certain general unsecured claims pursuant our Reorganization Plan, the only other material change to our contractual commitments since December 31, 2016, relates to our contracts for drilling rig services. As of March 31, 2017, our obligations under our drilling rig contracts were $2.6 million.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and other sources that we believe are reasonable at the time. Actual results may differ from the estimates and assumptions we used in preparation of our financial statements. We evaluate our estimates and assumptions on a regular basis. Described below are the most significant policies and the related estimates and assumptions we apply in the preparation of our financial statements. See Note 1 to the audited consolidated financial statements included elsewhere in this prospectus for an expanded discussion of our significant accounting policies and estimates made by management.

Bankruptcy Proceedings. We have applied Accounting Standards Codification 852 “Reorganizations” (“ASC 852”) in preparing our consolidated financial statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, realized gains and losses and provisions for losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net” in the accompanying Consolidated Statements of Operations. In addition, pre-petition obligations that may be impacted by the bankruptcy reorganization process have been classified on our consolidated balance sheets at December 31, 2016 in “Liabilities subject to compromise”. These liabilities are reported at the amounts we anticipate will be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. Upon emergence from bankruptcy, we adopted fresh start accounting pursuant to the provisions under ASC 852 where the reorganization value of the Company was allocated to our assets and liabilities based on their fair values. See Note 2 and Note 3 to the unaudited consolidated financial statements included elsewhere in this prospectus for more information.

Revenue recognition. We derive almost all of our revenue from the sale of crude oil and natural gas produced from our oil and natural gas properties. Revenue is recorded in the month the product is delivered to the purchaser. We receive payment on substantially all of these sales from one to three months after delivery. At the end of each month, we estimate the amount of production delivered to purchasers that month and the price we will receive. Variances between our estimated revenue and actual payment received for all prior months are recorded in the month payment is received.

Derivative instruments. We determine the fair value of our crude oil, natural gas, and basis swaps by reference to forward pricing curves for oil and natural gas futures contracts. The difference between the forward price curve and the contractual fixed price is discounted to the measurement date using a credit risk adjusted discount rate. We have determined that the fair value methodology described above for the remainder of our swaps is consistent with observable market inputs and have categorized them as Level 2. We determine fair value for our collars, enhanced swaps, and put options using an option pricing model which takes into account market volatility, market prices, contract parameters, and credit risk. Due to unavailability of observable volatility data input for these instruments, we have determined that their fair value measurements are categorized as Level 3. Derivative instruments are discounted using a rate that captures our nonperformance risk for derivative liabilities or that of our counterparties for derivative assets. Our derivative contracts have been executed with institutions that are parties to our New Credit Facility. We believe the credit risks associated with all of these institutions are acceptable.

From time to time, we may enter into derivative contracts which require payment of a premium. The premium can be paid at the time the contracts are initiated or deferred until the contracts settle. The fair value of our derivatives contracts are reported net of any deferred premium that are payable under the contracts.

Since we have elected to not designate any of our derivative contracts as hedges, we mark our contracts to their period end market values and the change in the fair value of the contracts is included in “Non-hedge derivative (losses) gains” in our consolidated statements of operations. As a result, our reported earnings could include large non-cash fluctuations, particularly in volatile pricing environments.

Oil and natural gas properties.

•	Full cost accounting. We use the full cost method of accounting for our oil and natural gas properties. Under this method, all costs incurred in the exploration and development of oil and natural gas properties are capitalized into a cost center. These costs include drilling and equipping productive wells, dry hole costs, seismic costs and delay rentals. Capitalized costs also include salaries, employee benefits, consulting services and other expenses that directly relate to our exploration and development activities.

•	Proved oil and natural gas reserves quantities. Proved oil and natural gas reserves are the quantities of crude oil and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The estimates of proven reserves for a given reservoir may change significantly over time as a result of changing prices, operating cost, additional development activity and the actual operating performance.

Our proved reserve information included in this prospectus is based on estimates prepared by Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P. each independent petroleum engineers, and our engineering staff. The independent petroleum engineers evaluated approximately 100% of the estimated future net revenues of our proved reserves as of December 31, 2016. We continually make revisions to reserve estimates throughout the year as additional information becomes available.

•	Depreciation, depletion and amortization. The quantities of proved oil and natural gas reserves are a significant component of our calculation of depreciation, depletion and amortization expense, and revisions in such estimates may alter the rate of future expense. The depreciation, depletion and amortization rate is determined using the units-of-production method based on estimates of proved oil and natural gas reserves and production, which are converted to a common unit of measure based on the relative energy content.

•	Full cost ceiling limitation. Under the full cost method, the net capitalized costs of oil and natural gas properties recorded on our consolidated balance sheets cannot exceed the estimated future net revenues discounted at 10% plus the cost of unproved properties not being amortized. The ceiling calculation requires that prices and costs used to determine the estimated future net revenues exclude escalations based upon future conditions. If we have downward revisions to our estimated reserve quantities, it is possible that write-downs could occur in the future as well.

•	Costs not subject to amortization. Costs associated with unevaluated oil and natural gas properties are excluded from the amortizable base until a determination has been made as to the existence of proved reserves. Unevaluated leasehold costs are transferred to the amortization base with the costs of drilling the related well upon proving up reserves of a successful well or upon determination of a dry or uneconomic well, under a process that is conducted each quarter. Furthermore, unevaluated oil and natural gas properties are reviewed for impairment if events and circumstances exist that indicate a possible decline in the recoverability of the carrying amount of such property. The impairment assessment is conducted at least once annually and whenever there are indicators that an impairment has occurred. In assessing whether an impairment has occurred, we consider factors such as intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. Upon determination of an impairment, all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization. The processes above are applied to unevaluated oil and natural gas properties on an individual basis or as a group if properties are individually insignificant. Our future depreciation, depletion and amortization rate would increase if costs are transferred to the amortization base without any associated reserves. In the past, the costs associated with unevaluated properties typically relate to acquisition costs of unproved acreage. However, as a result of fresh start accounting, substantially all of the carrying value of our unevaluated properties are the result of a fair value increase to reflect the value of our acreage in our STACK play.

•	Future development and abandonment costs. Our future development costs include costs to be incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to plug and abandon our oil and natural gas properties and related facilities. We develop estimates of these costs for each of our properties based on their location, type of facility, market demand for equipment and currently available procedures. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make numerous judgments. These judgments are subject to future revisions from changing technology and regulatory requirements. We review our assumptions and estimates of future development and future abandonment costs on a quarterly basis.

We record a liability for the estimated fair value of an asset retirement obligation in the period in which it is incurred and the corresponding cost is capitalized by increasing the carrying value of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

We use the present value of estimated cash flows related to our asset retirement obligation to determine the fair value. Significant assumptions used in estimating such obligations include estimates of the ultimate costs of dismantling and site restoration, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments, all of which are Level 3 inputs in the fair value hierarchy. To the extent future revisions to these assumptions impact the present value of the existing asset retirement obligation liability, a corresponding adjustment will be required for the related asset. We believe the estimates and judgments reflected in our financial statements are reasonable but are necessarily subject to the uncertainties we have just described. Accordingly, any significant variance in any of the above assumptions or factors could materially affect our estimated future cash flows.

Income taxes. Deferred income taxes are provided for the difference between the tax basis of assets and liabilities and the carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is settled. Since our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to actual in the period we file our tax returns. The book value of income tax assets is limited to the amount of the tax benefit that is more likely than not to be realized in the future.

Valuation allowance on deferred tax assets. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, available taxes in carryback periods, tax planning strategies, and projected future taxable income. If the ultimate realization of deferred tax assets is dependent upon future book income, assessing the need for, or the sufficiency of, a valuation allowance requires the evaluation of all available evidence, both positive and negative, as to whether it is more likely than not that a deferred tax assets will be realized.

Impairment of long-lived assets. Impairment losses are recorded on property and equipment used in operations and other long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. Impairment is measured based on the excess of the carrying amount over the fair value of the asset. Impairment losses are also recorded on assets classified as held for sale when there is an excess of carrying value over fair value less costs to sell.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In July 2011, the FASB issued authoritative guidance regarding how health insurers should recognize and classify in their income statements the fees mandated by the Health Care and Education Reconciliation Act (“HCERA”). The HCERA imposes an annual fee upon health insurers for each calendar year beginning on or after January 1, 2014. The annual fee will be allocated to individual entities providing health insurance to employees based on a ratio, as provided for in the HCERA, and is not tax deductible. This guidance specifies that once the entity has provided qualifying health insurance in the calendar year in which the fee is payable, the liability for the entity’s fee should be estimated and recorded in full with a corresponding deferred cost that is amortized to expense on a straight line basis, unless another method better allocates the fee over the calendar year that it is payable. This guidance, which was effective and adopted by us in the first quarter of 2014, did not have a material impact on our financial statements and results of operations.

In August 2014, the FASB issued authoritative guidance that required entities to evaluate whether there is substantial doubt about their ability to continue as a going concern and required additional disclosures if certain criteria was met. The guidance was adopted on December 31, 2016 and other than discussions regarding our emergence from bankruptcy and the related exit financing described in Note 2 and Note 5 to the unaudited consolidated financial statements included elsewhere in this prospectus there were no additional required disclosures as contemplated by this guidance.

In April 2015, the FASB issued authoritative guidance that amends the presentation of the cost of issuing debt on the balance sheet. The amendment required debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The guidance was adopted on January 1, 2016, and resulted in us reclassifying our unamortized Senior Note issuance costs of $18,359 as of December 31, 2015, from “Other assets” to a reduction of long-term debt on the consolidated balance sheets. The initial guidance released in April 2015 did not address presentation or subsequent measurement related to line-of-credit arrangements. In August 2015, the FASB issued guidance that clarified the issue by allowing an entity to make an election to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance was adopted on January 1, 2016, in conjunction with the adoption of the initial guidance. We made an accounting policy election to present line-of-credit arrangement debt issuance costs as a deduction from the carrying amount of our line-of-credit arrangement. As a result of this election, we reclassified our unamortized Prior Credit Facility issuance costs as of December 31, 2016 and 2015, respectively, of $2,303 and $5,067 from “Other assets” to a reduction of long-term debt on the consolidated balance sheets.

In November 2015, the FASB issued authoritative guidance aimed at simplifying the accounting for deferred taxes. To simplify presentation, the new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. Importantly, the guidance does not change the existing requirement that only permits offsetting within a jurisdiction – that is, companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. This guidance was early adopted on a prospective basis during the second quarter of 2016 and allowed us to offset our noncurrent deferred income tax asset with our current deferred income tax liability. Prior periods were not retrospectively adjusted. Other than the preceding balance sheet change, the adoption did not have a material impact on our financial statements and results of operations.

In March 2016, the FASB issued authoritative guidance with the objective to simplify several aspects of the accounting for share-based payments, including accounting for income taxes when awards vest or are settled, statutory withholdings and accounting for forfeitures. Classification of these aspects on the statement of cash flows is also addressed. We have adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements of results of operation. We did not have any previously unrecognized excess tax benefits that required an adjustment to the opening balance of retained earnings under the modified retrospective transition method required by the guidance.

In March 2016, the FASB issued authoritative guidance that clarifies that the assessment of whether an embedded contingent put or call option in a financial instrument is clearly and closely related to the debt host requires only an analysis of the four-step decision sequence described in ASC 815. We adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements or results of operations.

Recently issued accounting pronouncements

In May 2014, the FASB issued authoritative guidance that supersedes previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The new standard allows for either full retrospective adoption, meaning the standard is applied to all periods presented in the financial statements, or modified retrospective adoption, meaning the standard is applied only to the most current period presented. During 2015 and 2016, the FASB released further updates that, among others, provided supplemental guidance and clarification to this topic including clarification on principal vs. agent considerations and identifying performance obligations and licensing. We are currently evaluating the effect the new standard and its subsequent updates will have on our financial statements and results of operations. In 2017, we established an implementation team and engaged external advisers to develop a multi-phase plan to assess our business and contracts, as well as any changes to processes to adopt the requirements of the new standard and its related updates.

In January 2016, the FASB issued authoritative guidance that amends existing requirements on the classification and measurement of financial instruments. The standard principally affects accounting for equity investments and financial liabilities where the fair value option has been elected. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods thereafter. Early adoption of certain provisions is permitted. We do not expect this guidance to materially impact our financial statements or results of operations.

In February 2016, the FASB issued authoritative guidance significantly amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. Furthermore, all leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. For public business entities, this guidance is effective for fiscal periods beginning after December 15, 2018 and interim periods thereafter, and should be applied using a modified retrospective approach. Early adoption is permitted. Based on an assessment of our current operating leases, which are predominantly comprised of leases for CO2 compressors, we do not expect this guidance to materially impact our balance sheet or results of operations. However, we also enter into contractual arrangements relating to rights of ways or surface use that are typical of upstream oil and gas operations. We are currently assessing whether such arrangements are included in the new guidance and the potential impact, if any, on our financial statements or results of operations from these arrangements.

In June 2016, the FASB issued authoritative guidance which modifies the measurement of expected credit losses of certain financial instruments. The guidance is effective for fiscal years beginning after December 15, 2020, however early adoption is permitted for fiscal years beginning after December 15, 2018. The updated guidance impacts our financial statements primarily due to its effect on our accounts receivables. Our history of accounts receivable credit losses almost entirely relates to receivables from joint interest owners in our operated oil and natural gas wells. Based on this history and on mitigating actions we are permitted to take, such as netting past due amounts against revenue and assuming title to the working interest, we do not expect this guidance to materially impact our financial statements or results of operations.

In August 2016, the FASB issued authoritative guidance which provides clarification on how certain cash receipts and cash payments are presented and classified on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and is required to be adopted using a retrospective approach if practicable. Early adoption is permitted. We do not expect this guidance to have a material impact on our consolidated statement of cash flows.

In January 2017, the FASB issued authoritative guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities constitutes a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described under updated revenue recognition guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We expect that adoption of the new guidance may reduce the likelihood that a future transaction would be accounted for as a business combination although such a determination may require a greater degree of judgment.

Additionally, we are monitoring the joint standard-setting efforts of the Financial Accounting Standards Board and International Accounting Standards Board.

Effects of inflation and pricing

While the general level of inflation affects certain of our costs, factors unique to the oil and natural gas industry result in independent price fluctuations. Historically, significant fluctuations have occurred in oil and natural gas prices. In addition, changing prices often cause costs of equipment and supplies to vary as industry activity levels increase and decrease to reflect perceptions of future price levels. Although it is difficult to estimate future prices of oil and natural gas, price fluctuations have had, and will continue to have, a material effect on us.

Quantitative and Qualitative Disclosure of Market Risks

Commodity prices

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. We cannot predict future oil and natural gas prices with any degree of certainty. Sustained declines in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of net oil and natural gas reserves that we can produce economically. Any reduction in reserves, including reductions due to price fluctuations, can reduce our borrowing base under our New Credit Facility and adversely affect our liquidity and our ability to obtain capital for our acquisition, exploration and development activities. Based on our production for the three months ended March 31, 2017, our gross revenues from oil and natural gas sales would change approximately $1.5 million for each $1.00 change in oil and natural gas liquid prices and $0.3 million for each $0.10 change in natural gas prices.

To mitigate a portion of our exposure to fluctuations in commodity prices, we enter into various types of derivative instruments, which in the past have included commodity price swaps, collars, put options, enhanced swaps and basis protection swaps. We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative (losses) gains” in the consolidated statements of operations. This can have a significant impact on our results of operations due to the volatility of the underlying commodity prices. Please see Note 6 to the audited consolidated financial statements included elsewhere in this prospectus for further discussion of our derivative instruments.

Derivative positions are adjusted in response to changes in prices and market conditions as part of an ongoing dynamic process. We review our derivative positions continuously and if future market conditions change, we may execute a cash settlement with our counterparty, restructure the position, or enter into a new swap that effectively reverses the current position (a counter-swap). The factors we consider in closing or restructuring a position before the settlement date are identical to those reviewed when deciding to enter into the original derivative position.

The fair value of our outstanding derivative instruments at March 31, 2017, was a net asset of $19.5 million. Based on our outstanding derivative instruments as of March 31, 2017, summarized below, a 10% increase in the March 31, 2017, forward curves used to mark-to-market our derivative instruments would have decreased our net asset position to a net liability of $13.0 million, while a 10% decrease would have increased our net asset position to $52.1 million.

Our outstanding oil derivative instruments as of March 31, 2017, are summarized below:

		Weighted average fixed price per Bbl
Period and type of contract	Volume MBbls	Swaps	Purchased puts	Sold calls
April - June 2017
Oil swaps	938	$54.98	$—	$—
July - September 2017
Oil swaps	883	$54.97	$—	$—
October - December 2017
Oil swaps	883	$54.97	$—	$—
January - March 2018
Oil swaps	540	$54.92	$—	$—
Oil collars	45	$—	$50.00	$60.50
April - June 2018
Oil swaps	546	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50

July - September 2018
Oil swaps	515	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50
October - December 2018
Oil swaps	515	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50
January - March 2019
Oil swaps	333	$54.26	$—	$—
April - June 2019
Oil swaps	337	$54.26	$—	$—
July - September 2019
Oil swaps	321	$54.26	$—	$—
October - December 2019
Oil swaps	321	$54.26	$—	$—

Our outstanding natural gas derivative instruments as of March 31, 2017, are summarized below:

Period and type of contract	Volume BBtu	Weighted average fixed price per MMBtu
April - June 2017
Natural gas swaps	2,499	$3.34
July - September 2017
Natural gas swaps	2,342	$3.34
October - December 2017
Natural gas swaps	2,250	$3.33
January - March 2018
Natural gas swaps	1,530	$3.03
April - June 2018
Natural gas swaps	1,433	$3.03
July - September 2018
Natural gas swaps	1,449	$3.03
October - December 2018
Natural gas swaps	1,449	$3.03
January - March 2019
Natural gas swaps	819	$2.86
April - June 2019
Natural gas swaps	828	$2.86
July - September 2019
Natural gas swaps	838	$2.86
October - December 2019
Natural gas swaps	837	$2.86

Interest rates

As of March 31, 2017, borrowings bear interest at the Alternate Base Rate, as defined under the New Credit Facility, plus the applicable margin. Any increases in these rates can have an adverse impact on our results of operations and cash flow. Assuming a constant debt level under our New Credit Facility of $270.0 million, the cash flow impact for a 12-month period resulting from a 100 basis point change in interest rates would be $2.7 million.

BUSINESS

Overview

Founded in 1988, we are a Delaware corporation headquartered in Oklahoma City and a Mid-Continent independent oil and natural gas exploration and production company. We have capitalized on our sustained success in the Mid-Continent area in recent years by expanding our holdings to become a leading player in the liquids-rich STACK play, which is home to multiple oil-rich reservoirs including the Oswego, Meramec, Osage and Woodford formations. We also have significant production from CO2 EOR methods underscored by our activity in the North Burbank Unit in Osage County, Oklahoma, which is the single largest oil recovery unit in the state.

In 2017, our average net daily production was 22,700 Boe for the Successor and 22,450 Boe for the Predecessor periods in 2017, for a total of 22,478 Boe in the first quarter of 2017. Our oil and natural gas revenues were $7.8 million for the Successor and $66.5 million for the Predecessor periods in 2017, for a total of $74.3 million in the first quarter of 2017. During 2016, our average net daily production was 24,388 Boe and our oil and natural gas revenues were $252.2 million. As of December 31, 2016, we had estimated proved reserves of 131.3 MMBoe with a PV-10 value of approximately $529 million and an estimated reserve life of approximately 14.7 years. These estimated proved reserves included 31.2 MMBoe of reserves in our STACK play. Our reserves were 43% proved developed, 74% crude oil, and 9% natural gas liquids. We set forth our definition of PV-10 value (a non-GAAP measure) and a reconciliation of the standardized measure of discounted future net cash flows to PV-10 value below under “Non-GAAP Financial Measures and Reconciliations.”

Chapter 11 Reorganization

On May 9, 2016, the Company and 10 of its subsidiaries filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On March 10, 2017, the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017, the Reorganization Plan became effective and we emerged from bankruptcy. Upon our emergence, all existing equity was cancelled and we issued new common stock to the previous holders of our Senior Notes and certain general unsecured creditors whose claims were impaired as a result of our bankruptcy, as well as to certain other parties as set forth in the Reorganization Plan, including to parties participating in a $50.0 million rights offering. To facilitate our discussion in this prospectus, we refer to the post-emergence reorganized company as the “Successor” and the pre-emergence company as the “Predecessor.” See Note 2 to the audited consolidated financial statements included elsewhere in this prospectus for a discussion of our bankruptcy and resulting reorganization.

Business Strategy

Our business strategy is to create economic and shareholder value by applying our core strengths in execution and cost control to exploit our robust inventory of horizontal drilling opportunities in the high-return STACK unconventional resource play. Key components of our long-term business strategy include:

Preserving a strong and flexible capital structure. Maintaining a strong capital structure that protects our balance sheet and liquidity remains central to our business strategy. With our recent emergence from bankruptcy on March 21, 2017, we have an improved balance sheet and additional liquidity. This should allow us to access capital if and as necessary to maintain, and in some cases, improve our asset base.

Volatility of pricing can significantly impact the amount of revenue received for oil and natural gas production and the level of economic returns we receive on capital invested in our exploration and development activities. Our goal will be to continue to preserve financial flexibility through a conservative balance sheet and ample liquidity as we seek to manage the continued weakness in both oil and gas prices. We deal with volatility in commodity prices primarily by maintaining flexibility in our capital investment program with a diversified drilling portfolio and limited long-term commitments, which enables us to respond quickly to industry price volatility. Additionally, we carefully high-grade the allocation of capital to drilling and completions and focus the majority of our capital on low-risk locations or projects that have a greater certainty of robust economic returns. Our 2017 capital expenditure budget for acquisition, exploration and development activities is approximately $145.9 million.

Efficiently develop our STACK leasehold position / resource play. We are developing our acreage position to maximize the value of our resource potential, while maintaining flexibility to preserve future value when oil prices are low. During 2016 our operated and non-operated drilling was almost entirely focused on this play where we completed 16 operated wells and participated in 36 gross non-operated wells. Our 2017 capital plan for this play includes drilling 19 operated wells and as of March 31, 2017, we had completed three wells that were spudded in 2016, drilled and completed one well, and began drilling two wells to be completed in the second quarter.

Adopt and employ leading drilling and completion techniques. Our team is focused on enhancing our drilling and completion techniques to maximize overall well economics. We have materially reduced the number of days that it takes to drill wells, and we have significantly improved completion techniques and designs over the last several years, resulting in increased initial production rates and recoverable hydrocarbons per well. High intensity multi-stage completion techniques have been particularly effective at increasing production rates and recoverable hydrocarbons as compared to prior completion techniques. We continuously evaluate our internal drilling and completion results and monitor the results of other operators to improve our operating practices. This continued evolution may enhance our initial production rates, increase ultimate recovery factors, lower well capital costs and improve rates of return on invested capital.

Continuously improving operations and returns. Managing the costs to find, develop and produce oil, natural gas and NGLs is critical to delivering robust returns on capital employed and creating shareholder value. Our focus areas in the STACK are characterized by large, contiguous acreage positions and multiple stacked geologic horizons. In 2016, we reduced our average well costs in all areas through faster drilling times and innovative optimizations of our completions. In addition, continued reduced service costs have positively impacted our business. We also have multiple initiatives underway to manage our base production, improve operational efficiencies and enhance future margins. We expect to be challenged in 2017 to control costs as the uptick in drilling and development activity from the recent oil price recovery has increased the demand for oilfield services which in turn is expected to result in higher prices for these services.

Selected monetization of assets. We are continuing to evaluate options to monetize certain assets in our portfolio, which could result in increased liquidity and lower leverage. The proceeds from monetization of assets may be utilized for debt reduction and/or capital expenditure.

Stabilizing cash flow and managing risk exposure for a substantial portion of production by hedging production. As appropriate, we enter into derivative contracts to mitigate a portion of the commodity price volatility inherent in the oil and natural gas industry. By increasing the predictability of cash inflows for a portion of the company’s future production, we are better able to mitigate funding risks for our longer term development plans and lock in rates of return on our capital projects.

2016 Highlights

The following are material events in 2016 and early 2017 with respect to our operations that have impacted our liquidity or results of operations, and/or are expected to impact these items in future periods. Events related to our bankruptcy petition and subsequent emergence are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Chapter 11 Reorganization.”

•	Fresh start accounting and reorganization. In conjunction with our successful emergence from bankruptcy in March 2017, we recorded a gain of $372 million from the settlement of liabilities subject to compromise. We also adopted fresh start accounting upon our emergence which resulted in an additional gain of $642 million from the increase in carrying value of our net assets restated to fair value. Collectively, these transactions resulted in total net income of $1,022 million for the three months ended March 31, 2017, consisting of a net loss of $19.7 million and net income of $1,042 million for the Successor and Predecessor periods in 2017, respectively.

•	Unevaluated oil and natural gas properties. The fresh start accounting increase to our asset and liabilities values which took place in March 2017 resulted in a $560 million increase in our unevaluated oil and gas properties primarily to capture the value of our acreage in our STACK resource play. As of March 31, 2017, the carrying value of our unevaluated oil and gas properties was $587 million.

•

Capital expenditure. Our oil and natural gas capital expenditures of $149.4 million in 2016 were significantly lower compared to $209.3 million in 2015. The reduction in capital spending was driven primarily by historic lows in crude oil prices experienced in 2016 as well as liquidity constraints. Cash outlays for capital during the year were almost fully funded by internally generated cash flows from operations and receipts from our derivative settlements. We began 2016 with three rigs which was reduced to one rig in March 2016 that we deployed through the completion of our 2016 drilling program in June 2016. We resumed drilling in December 2016 and had three wells in progress at the end of the year. During 2016 we drilled and completed 11 wells in our STACK play and completed five wells that were spudded in the previous year. All our operated drilling and completion activity during 2016 was focused solely on wells in our STACK play. We spent $54.9 million to develop our CO2 floods which included $37.5 million on our North Burbank Unit. In addition, we spent $15.9 million on selective leasehold acquisitions to protect and strengthen our position in the STACK. As result of our reduction in capital expenditure from the prior year, our net production on a year-over-year and fourth quarter-over-fourth quarter basis declined 12.5% and 9.5% during 2016, respectively. During the three months ended March 31, 2017, we incurred capital expenditures of $43.2 million of which $24.4 million was spent on development activities in the STACK and included completing three wells spudded in the previous year, drilling and completing one well, and drilling an additional two wells to be completed in the second quarter, as well as participating in outside operated wells, all within the STACK. We began 2017 with one rig, which increased to two rigs during the first quarter and we expect to continue to drill two rigs through the second quarter of 2017. Depending on commodity pricing and asset sale proceeds, we may continue to run two rigs in the STACK through 2017. Our total net production of 227 MBoe for the Successor and 1,796 MBoe for the Predecessor periods in 2017, for a total of 2,023 MBoe in 2017, declined 11% from the prior year quarter; however, our production in the STACK during the first quarter of 2017 increased 10% compared to the fourth quarter of 2016 and 20% compared to the first quarter of 2016.

•	Proved property impairments. Due to the depressed commodity price environment that prevailed throughout 2016, the cost center ceiling exceeded the net capitalized cost of our oil and natural gas properties at the end of the first and second quarters of 2016, resulting in a ceiling test write-down of $281 million for the year as further discussed in “Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

•	Cost reduction initiatives. We continued our cost reduction initiatives that we initiated in 2015 which in 2016 included additional reductions in our workforce of 64 employees. Other operational efficiencies included cost reductions from third party service providers, temporary shut-in of marginal wells and limiting workovers to wells that meet a minimum payout threshold. These initiatives, among others, contributed to decreases of 18% and 46% from 2015 to 2016 in our lease operating and general and administrative expenses, respectively.

•	Derivative settlements. Our commodity price derivatives were early terminated in May 2016 as a result of our debt defaults and bankruptcy. Including the early terminations, our realized settlement gains from derivatives were $153.8 million in 2016 of which $103.6 million was utilized to reduce outstanding debt. We have 3.6 million barrels of crude production hedged in 2017 at an average of $54.97 per barrel and 9,729 BBtu of 2017 natural gas production hedged at an average of $3.34/MMBtu. We also have derivative contracts in place for 2018 and 2019. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

•	Costs to restructure capital. The costs of our efforts to restructure our capital, prior to and during our bankruptcy, along with all other costs incurred in connection with our reorganization under Chapter 11, have been significant. During 2016, we incurred $9.4 million of such costs prior to our bankruptcy petition and $16.7 million while in bankruptcy. We expect to incur at least $27 million of additional professional fees in 2017 related to our bankruptcy.

Operational Areas

The following table presents our average net daily production volumes by our areas of operation. We have recently realigned our operational areas to better highlight those areas where we are focusing our operations and where our current and future capital will be spent. Our operational areas currently include the following: the STACK, Active EOR Areas and Other. Reserves were estimated using a twelve-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the twelve-month period prior to the end of the reporting period, unless prices were defined by contractual arrangements. Please see notes to the audited consolidated financial statements included elsewhere in this prospectus for the results of our operations and financial position.

	Average daily production (Boe)
	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended December 31, 2016
STACK
STACK - Meramec	2,920	2,798	2,270
STACK - Osage	1,951	1,713	1,863
STACK - Oswego	1,361	1,439	1,127
STACK - Woodford	625	1,292	1,211
STACK - Vertical	950	968	1,004

Total STACK	7,807	8,210	7,475

Active EOR Areas	5,821	5,559	5,643
Other	9,072	8,681	10,136

Total	22,700	22,450	23,254

The following table presents our proved reserves as of December 31, 2016:

	Proved reserves as of December 31, 2016 (Predecessor)
	Oil (MBbls)	Natural gas (MMcf)	Natural gas liquids (MBbls)	Total (MBoe)	Percent of total MBoe	PV-10 value ($MM)
STACK
STACK - Meramec	2,920	16,499	1,624	7,294	5.6%	33
STACK - Osage	3,971	27,950	3,004	11,633	8.9%	44
STACK - Oswego	3,797	3,899	385	4,832	3.7%	48
STACK - Woodford	300	10,843	1,560	3,667	2.8%	13
STACK - Vertical	852	13,843	608	3,767	2.9%	16

Total STACK	11,840	73,034	7,181	31,193	23.9%	154

Active EOR Areas	72,188	5	—	72,189	54.9%	216
Other	12,593	62,410	4,924	27,919	21.2%	159

Total	96,621	135,449	12,105	131,301	100.0%	$529

STACK Area

The STACK is an acronym for Sooner Trend Anadarko Canadian Kingfisher which is indicative of a play area in the Anadarko Basin of Oklahoma in which we operate. It is a horizontal drilling play in an area with multiple productive reservoirs which had previously been drilled with vertical wells. It encompasses all or parts of Blaine, Canadian, Garfield, Kingfisher and Major counties in Oklahoma. Our STACK play’s borders include the Nemaha Ridge (East), the Chester outcrop (North), and deep gas bearing characteristics (South and West). This thick column (500’+) includes multiple, stacked, and productive reservoirs, each with high oil saturations and include the Woodford, Osage, Meramec, Oswego, and other intervals within the STACK area. The organic-rich Woodford Shale is the primary source of hydrocarbon migration into and present in the target reservoirs, which act as natural conduits for the oil migration from the Woodford. These complex carbonate-silt-shale stratigraphic intervals have proven to be very conducive to horizontal drilling and completion techniques. The stacking of plays allows us to effectively recover oil and gas from multiple formations using pad drilling, well spacing techniques and other operational efficiencies, which result in significant cost savings, reduced environmental impacts and attractive rates of return. We currently own approximately 104,000 net surface acres in this play. Within this play, we have 52 gross operated horizontal wells and are participating in an additional 94 gross horizontal wells operated by others.

Primarily as a result of our drilling activity, our average net daily production from this area was 8,167 Boe for the quarter ended March 31, 2017, compared to 7,439 Boe in 2016, 5,538 Boe in 2015 and 4,546 Boe in 2014. During 2016, we spent $61.2 million on drilling activities in our STACK play, compared to a budget of $50.3 million, where we drilled and/or participated in the drilling of 49 (16 net) horizontal wells. For 2017, our capital budget includes drilling and completing 19 wells, completing three wells that we drilled and rig-released in 2016 and participating in non-operated wells for a total budget of $81.8 million. During the first quarter of 2017, we spent $24.4 million in this area to, among other things, complete three wells that were spudded in 2016, drill and complete one well, and drill two wells to be completed in the second quarter. Our drilling opportunities across the different intervals of the STACK are described below where acreage is duplicated for the stacked play position.

STACK – Meramec. We currently own approximately 68,000 net acres targeting the Meramec interval within our STACK play. Within this area, our drilling locations are in Kingfisher, Canadian and Garfield counties. For a typical one mile lateral well in the Meramec, our estimated cost to drill and complete a well is approximately $3.5 million.

STACK – Osage. We currently own approximately 94,000 net acres targeting the Osage interval within our STACK play primarily located in Garfield, Kingfisher and Major counties. Within this area, our drilling locations are primarily in Garfield and Kingfisher counties. For a typical one mile lateral well, our estimated cost to drill and complete a well is approximately $3.3 million.

STACK – Oswego. We currently own approximately 19,000 net acres targeting the Oswego interval within our STACK play. Within this area, our drilling locations are primarily in Kingfisher county where we estimate a typical one mile lateral well will cost approximately $2.7 million to drill and complete.

STACK – Woodford. We currently own approximately 72,000 net acres targeting the Woodford interval within our STACK play. Within this area, our drilling locations are primarily located within Canadian and Garfield counties. Our primary Woodford drilling focus is in Canadian county where we estimate a typical well will cost approximately $4.0 million to drill and complete.

As a result of the recent increase in seismic activity, the Oklahoma Corporation Commission (the “OCC”) issued multiple directives in 2016 to operators of salt water disposal wells to reduce salt water injection volumes in various “areas of interest.” These areas include those in central Oklahoma that encompass our STACK play. However, these directives do not significantly impact our operations in the STACK. Please see “Risk Factors—Studies by both state or federal agencies demonstrating a correlation between earthquakes and oil and natural gas activities could result in increased regulatory and operational burdens” for a further discussion of the OCC seismic-related directives.

During 2016, we incurred $15.9 million in capital expenditures on acquisitions which included, among other things, leasing approximately 24,000 net acres in Garfield and Kingfisher counties, Oklahoma, which are prospective for drilling in our STACK play. During the first quarter of 2017, we incurred $3.9 million in capital expenditures on acquisitions which included payments for lease bonuses, delay rentals, pooling bonuses, rights of way, brokerage fees and capitalized interest. Our acquisition activities during the first quarter of 2017 included adding approximately 1,800 net acres in Garfield and Kingfisher counties.

Active EOR Areas and Facilities

As discussed previously, the Company announced in April 2017 that it will be pursuing strategic alternatives for its EOR assets as part of a shift in strategy and portfolio to focus solely on its more profitable STACK Area. It has retained an external advisor to assist in marketing its EOR assets.

We have been actively implementing and managing CO2 EOR since 2001. We currently have CO2 supply agreements in place for the Burbank (Osage County, Oklahoma) and the Panhandle areas, and have built CO2 pipelines to reach several of our field locations in both of these areas.

The U.S. Department of Energy–Office of Fossil Energy published reports in February 2006 estimating that significant oil reserves could be economically recovered in Oklahoma and Texas through CO2 EOR processes. CO2 miscible flooding is implemented and managed as a closed system consisting of the reservoir and surface facilities. The physical material balance of the system means that the CO2 is produced and recycled numerous times after initial injection. Combined with the incoming purchased CO2 supply, the recycled CO2 supply allows us to systematically develop additional flood patterns in contiguous acreage to the active patterns, or to expand into new projects. If larger volumes of CO2 become economically available and commodity prices are supportive, projects can be developed on accelerated timelines, while a more limited supply dictates a prolonged expansion. Due to the size of our EOR projects and the limitation of third party services, we expect the development of our EOR projects will extend beyond five years in many cases. Significant projects within our Active EOR Areas are discussed below.

The following table presents proved reserves and production related to our major Active EOR Areas:

	Predecessor		Average daily production (Boe)
	Proved reserves as of December 31, 2016		Successor	Predecessor
	Proved developed (MBoe)	Proved undeveloped (MBoe)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended December 31, 2016
North Burbank Unit	6,540	60,541	3,018	3,077	2,798
Panhandle
Camrick Area Units	1,786	827	771	741	872
Booker Area Units	503	—	507	568	625
Farnsworth Unit	1,992	—	1,525	1,173	1,348

Total Panhandle	4,281	827	2,803	2,482	2,845

Total Active EOR Areas	10,821	61,368	5,821	5,559	5,643

The following table presents number of wells and average working interest related to our major Active EOR Areas:

	Predecessor
	Number of wells as of December 31, 2016
	Producing	Active water & CO2 injection	Shut-in and temporarily abandoned	Average working interest
North Burbank Unit	233	186	575	99.3%
Panhandle
Camrick Area Units	60	29	61	52.6%
Booker Area Units	11	9	4	99.8%
Farnsworth Unit	32	19	43	100.0%

Total Panhandle	103	57	108	86.3%

Total Active EOR Areas	336	243	683	92.3%

North Burbank Unit. As of December 31, 2016, our North Burbank Unit, which is our largest property and for which we are the operator, accounted for 51%, of our total proved reserves and 93% of our Active EOR proved reserves. The producing zones are the Red Fork and Bartlesville formations and occur at a depth of approximately 3,000 feet. Our average net daily production from this Unit increased from 2014 to 2016 as a result of our CO2 injection and its associated response, as well as optimizations that were made to facilities and in day-to-day operations. Due to the size of our North Burbank Unit the development cannot be completed within five years, and as a result the development of our North Burbank Unit will be an ongoing project.

The CO2 utilized at this location is sourced from an existing nitrogen fertilizer plant in Coffeyville, Kansas as described further below. In 2013, we completed the Coffeyville CO2 compression facility and a 68-mile pipeline to transport the CO2 to the Burbank field. We began CO2 injection at our North Burbank Unit in June 2013. Since 2013 we have injected CO2 into additional patterns and as a result of the observed response, we gradually added CO2 EOR reserves for all remaining phases of this unit. Development of remaining phases will follow in future years as a sufficient volume of purchased and recycled CO2 is utilized.

Our total investment in our North Burbank Unit during 2016 was $37.5 million for infrastructure build out, development of a limited number of additional patterns, continuing CO2 injection and field maintenance. Our budgeted capital expenditure in 2017 for this unit is $33.8 million, for which we have incurred $8.5 million through the first quarter of 2017, and is being utilized to continue developing our North Burbank Unit, primarily for infrastructure build out, development of a limited number of additional patterns, continuing CO2 injection and field maintenance. Significant additional capital expenditures will be required over multiple years to fully develop the North Burbank Unit.

Outside of our North Burbank Unit, we also actively inject CO2 at our Camrick Area Units, our Booker Area Units and our Farnsworth Unit. Our capital plan for these units is one of judicious spending to efficiently and economically produce these units with production decline. Total investment in these units during 2016 was $17.4 million which we incurred for the purchase of CO2 and remedial infrastructure and well work. Our capital budget for 2017 includes $13.6 million directed towards similar activities for which we have incurred $4.0 million through March 31, 2017.

CO2 Sources and Pipelines

We capture, compress and transport CO2 to our Active EOR Areas from the following separate CO2 sources.

Coffeyville. Our CO2 source for the North Burbank Unit is located in Coffeyville, Kansas. In March 2011, we signed a 20-year contract with renewal options to purchase up to 100% of CO2 emissions from the Coffeyville nitrogen fertilizer plant. The fertilizer plant reserves the right to install additional equipment and use some of the CO2 to make certain fertilizer products, which could reduce our CO2 purchases. We own and operate the Coffeyville CO2 compression facility on land leased from the owner of the fertilizer plant, and 68 miles of CO2 pipeline to transport the CO2 to the Burbank field, both of which were completed in 2013. During 2016, we purchased an average of 28 MMcf/d from this source. By securing this contract and completing the compression facility and pipeline, we can provide CO2 to our North Burbank Unit on an acceptable runtime basis and at a reasonably predictable cost, which will allow us to establish the platform to facilitate our CO2 recovery operations in the North Burbank Unit.

Borger. We have a long-term contract to purchase up to approximately 20 MMcf/d of CO2 produced at the Agrium nitrogen fertilizer plant in Borger, Texas. The fertilizer plant reserves the right to install additional equipment and use some of the CO2 to make certain fertilizer products, and has commenced installation of such additional equipment in 2014. We own and operate the Borger CO2 compression facility on land leased from Agrium, and 80 miles of CO2 pipelines to deliver the Borger-sourced CO2 to our active EOR units in our Camrick Area and Farnsworth Units. During 2016 we purchased an average of 5 MMcf/d from this source. The Agrium fertilizer plant is currently undergoing a modification to allow additional fertilizer production and as a result of this modification, beginning in June 2017, our available CO2 volume was decreased below 5 MMcf/d, which is the minimum threshold required to operate the compression facility. Therefore, we have curtailed CO2 compression at this facility.

Arkalon. We have a long-term contract to purchase up to approximately 15 MMcf/d of CO2 produced at the Arkalon ethanol plant near Liberal, Kansas. We own and operate the Arkalon CO2 compression and processing facility on land leased from Arkalon, as well as the 91 miles of CO2 pipeline to deliver the Arkalon-sourced CO2 to our active EOR units in our Booker Area and Farnsworth Units. With the installation of the “Twitchell Co2 Booster Pump” east of Perryton, Texas, we will have the ability to supply CO2 to our Camrick and North Perryton Units from Arkalon beginning in 2017. This additional capacity allows us to replace the CO2 from our Borger facility which has been curtailed. During 2016 we purchased an average of 8 MMcf/d from this source.

Enid. We previously had a contract to purchase CO2 produced at the Koch nitrogen fertilizer plant in Enid, Oklahoma. The fertilizer plant reserves the right to install additional equipment and use some of the CO2 to make certain fertilizer products, which could reduce our CO2 purchases. We own a partial interest in the Enid CO2 compression facility and 142 miles of CO2 pipeline, which delivered the Enid-sourced CO2 to our active EOR unit in southern Oklahoma. During 2016 we purchased an average of approximately 2 MMcf/d from this Enid CO2 source. Both the CO2 purchase contract and the operations agreement for the compression facility and pipeline expired December, 31 2016.

Other Areas

We also have additional oil and gas properties throughout Oklahoma and the Texas Panhandle which includes the Mississippi Lime play. Our properties in these areas include mature properties and are held by production. In 2014, this category also included non-core properties that were disposed of at various times during that year. Acreage in this location is not attractive for drilling in the current $40- $60 per barrel price environment and therefore we have not allocated any significant capital to these areas in our 2017 budget. As we have not focused our capital spending in these areas in recent years, average net daily production has declined from 20,797 Boe in 2014 to 16,555 Boe in 2015, 11,297 Boe in 2016, and 8,727 Boe in the first quarter of 2017.

Oil and Natural Gas Reserves

Proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined, and exclude escalations based upon future conditions.

Our policies regarding internal controls over the recording of reserves are structured to objectively estimate our oil and natural gas reserve quantities and values in compliance with Securities and Exchange Commission (“SEC”) regulations. Users of this information should be aware that the process of estimating quantities of crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering, and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time.

The estimates of oil, natural gas and NGL reserves in this prospectus are based on reserve reports, all of which are currently prepared by independent petroleum engineers. To achieve reasonable certainty, our engineers relied on an analysis and reporting software system designed specifically for reserves management that has been demonstrated to yield results with consistency and repeatability. Technical and economic data used include, but are not limited to, updated production data, well performance, formation logs, geological maps, reservoir pressure tests, and wellbore mechanical integrity information.

Our Vice President - Corporate Reserves is the technical person primarily accountable for overseeing the preparation of our reserve estimates. He has a Bachelor of Sciences degree in Petroleum Engineering and a Masters of Business Administration, and has 28 years of industry experience that includes diverse petroleum engineering roles and reserves management. In addition, he is a member of the Society of Petroleum Engineers.

Our Corporate Reserves department continually monitors asset performance in collaboration with our Resource Development and EOR departments, making reserve estimate adjustments, as necessary, to ensure the most current reservoir information is reflected in reserves estimates. Technical reviews are performed throughout the year by our geologic and engineering staff who evaluate pertinent geological and engineering data. This data, in conjunction with economic data and ownership information, is used in making a determination of proved reserve quantities. Reporting to our Vice President—Corporate Reserves, our Corporate Reserve Department currently has a total of three full-time employees, comprised of two degreed engineers and one engineering analyst/technician.

We have internal guidelines and controls in place to monitor the reservoir data and reporting parameters used in preparing the year-end reserves. Internal controls within the reserve estimation process include:

•	The Corporate Reserve Department follows comprehensive SEC-compliant internal policies to determine and report proved reserves including:

•	confirming that reserves estimates include all properties owned and are based upon proper working and net revenue interests;

•	reviewing and using in the estimation process data provided by other departments within the Company such as Accounting; and

•	comparing and reconciling internally generated reserves estimates to those prepared by third parties.

•	The Corporate Reserve Department reports directly to our Chief Financial Officer, independently of any of our operating divisions.

•	Our reserves are reviewed by senior management, which includes the Chief Executive Officer and the Chief Financial Officer, and they are responsible for verifying that the estimate of proved reserves is reasonable, complete, and accurate. Members of senior management may also meet with the key representatives from Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P. to discuss their processes and findings. Final approval of the reserves is required by our Chief Executive Officer and Chief Financial Officer.

Our Corporate Reserve Department works closely with the independent petroleum consultants to ensure the integrity, accuracy and timeliness of annual independent reserve estimates. Our internal reserve data is provided each year to the independent petroleum engineering firms of Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P. who prepare reserve estimates for the majority of our proved reserves using their own engineering assumptions and the economic data which we provide. The person responsible for overseeing the preparation of our reserve estimates at Cawley, Gillespie & Associates, Inc. is a registered Professional Engineer with more than 25 years of petroleum consulting experience. The person responsible for overseeing the preparation of our reserve estimates at Ryder Scott Company, L.P. is a licensed Professional Engineer with over 30 years of practical experience in the estimation and evaluation of petroleum reserves.

The table below shows the percentage of the PV-10 value of our total proved reserves of oil, natural gas and NGLs prepared by us and each of our independent petroleum consultants for the years shown.

	Predecessor
	December 31,
	2016	2015	2014
Cawley, Gillespie & Associates, Inc.	51%	42%	39%
Ryder Scott Company, L.P.	49%	48%	50%
Internally prepared	0%	10%	11%

Proved Reserves

The following table summarizes our estimates of net proved oil and natural gas reserves, estimated future net revenues from proved reserves, the PV-10 value, the standardized measure of discounted future net cash flows, and the prices used in projecting those measures over the past three years. All of our reserves are located in the United States. We set forth our definition of PV-10 value (a non-GAAP measure) in the Glossary of Certain Defined Terms at the beginning of this prospectus and a reconciliation of the standardized measure of discounted future net cash flows to PV-10 value below under “Non-GAAP Financial Measures and Reconciliations.”

	Predecessor
	As of December 31,
	2016	2015	2014
Estimated proved reserve volumes:
Oil (MBbls)	96,621	113,766	101,247
Natural gas (MMcf)	135,449	178,218	247,756
Natural gas liquids (MBbls)	12,105	12,071	16,853
Oil equivalent (MBoe)	131,301	155,541	159,393
Proved developed reserve percentage	43%	46%	58%
Estimated proved reserve values (in thousands):
Future net revenue	$1,490,090	$2,120,608	$5,943,028
PV-10 value	$528,781	$731,426	$2,547,204
Standardized measure of discounted future net cash flows	$528,781	$684,689	$1,894,700
Oil and natural gas prices: (1)
Oil (per Bbl)	$42.75	$50.28	$94.99
Natural gas (per Mcf)	$2.49	$2.58	$4.35
Natural gas liquids (per Bbl)	$13.47	$15.84	$36.10
Estimated reserve life in years (2)	14.7	15.2	14.5

(1)	Prices were based upon the average first day of the month prices for each month during the respective year and do not reflect differentials.
(2)	Calculated by dividing net proved reserves by net production volumes for the year indicated.

Our net proved oil and natural gas reserves and PV-10 values consisted of the following:

	Net proved reserves as of December 31, 2016 (Predecessor)
	Oil (MBbls)	Natural gas (MMcf)	Natural gas liquids (MBbls)	Total (MBoe)	PV-10 value (in thousands)
Developed—producing	27,886	106,326	9,326	54,933	$408,609
Developed—non-producing	704	2,474	26	1,143	6,674
Undeveloped	68,031	26,649	2,753	75,225	113,498

Total proved	96,621	135,449	12,105	131,301	$528,781

Proved Undeveloped Reserves

The following table shows material changes in proved undeveloped reserves that occurred during the year ended December 31, 2016.

MBoe
Proved undeveloped reserves as of January 1, 2016 (Predecessor)	84,017
Undeveloped reserves transferred to developed (1)	(1,447)
Purchases of minerals	—
Sales of minerals in place	—
Extensions and discoveries	4,968
Improved recoveries	—
Revisions and other	(12,313)

Proved undeveloped reserves as of December 31, 2016 (Predecessor)	75,225

(1)	Approximately $29.1 million of developmental costs incurred during 2016 related to undeveloped reserves that were transferred to developed.

Productive Wells

The following table sets forth the number of productive wells in which we have a working interest and the number of wells we operated as of December 31, 2016, by area. Productive wells consist of producing wells and wells capable of producing. We also hold royalty interests in units and acreage in addition to the wells in which we have a working interest. Gross wells is the total number of producing wells in which we have a working interest, and net wells is the sum of our working interest in all producing wells.

	Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Operated Wells:
STACK	130	102	99	73	229	175
Active EOR Areas	432	404	—	—	432	404
Other	972	857	222	157	1,194	1,014

Total	1,534	1,363	321	230	1,855	1,593

Non-Operated Wells:
STACK	256	18	276	24	532	42
Active EOR Areas	93	5	—	—	93	5
Other	1,230	118	764	63	1,994	181

Total	1,579	141	1,040	87	2,619	228

Total Wells:
STACK	386	120	375	97	761	217
Active EOR Areas	525	409	—	—	525	409
Other	2,202	975	986	220	3,188	1,195

Total	3,113	1,504	1,361	317	4,474	1,821

(1)	Within the STACK, we have 51 gross (39 net) operated horizontal oil wells and 1 gross (1 net) operated horizontal natural gas wells.

Drilling Activity

The following table sets forth information with respect to wells drilled and completed during the periods indicated. Development wells are wells drilled within the proved area of a reservoir to the depth of a stratigraphic horizon known to be productive. Exploratory wells are wells drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir. Productive wells are those that produce commercial quantities of hydrocarbons, exclusive of their capacity to produce at a reasonable rate of return. As of March 31, 2017, we had two gross operated wells drilling, completing or awaiting completion.

	Q1 2017		2016		2015		2014
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Development wells
Productive	23	5	20	12	46	22	174	100
Dry	—	—	—	—	1	1	2	2
Exploratory wells
Productive	2	—	32	4	16	6	26	19
Dry	—	—	—	—	1	1	1	1
Total wells
Productive	25	5	52	16	62	28	200	119
Dry	—	—	—	—	2	2	3	3

Total	25	5	52	16	64	30	203	122

Percent productive	100%	100%	100%	100%	97%	93%	99%	98%

Developed and Undeveloped Acreage

The following table sets forth our gross and net interest in developed and undeveloped acreage as of December 31, 2016, by state. This does not include acreage in which we hold only royalty interests.

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Oklahoma	482,136	257,030	82,545	63,446	564,681	320,476
Texas	76,705	47,893	4,968	3,424	81,673	51,317
Other	10,111	8,101	—	—	10,111	8,101

Total	568,952	313,024	87,513	66,870	656,465	379,894

Many of our leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage is established prior to such date, in which event the lease will remain in effect until production has ceased. The following table sets forth as of December 31, 2016 the expiration periods and net acres that are subject to leases in the undeveloped acreage summarized in the above table.

	Acres Expiring
Twelve Months Ending	Gross	Net
December 31, 2017 (1)	63,285	46,736
December 31, 2018	7,917	6,042
December 31, 2019	16,071	13,882
December 31, 2020	240	210

Total	87,513	66,870

(1)	14,085 gross acres and 10,313 net acres expired during the first quarter of 2017.

Property Acquisition, Development and Exploration Costs

The following table summarizes our costs incurred for oil and natural gas properties and our reserve replacement ratio for each of the last three years:

	Predecessor
	As of December 31,
(in thousands)	2016	2015	2014
Property acquisition costs
Proved properties	$390	$1,192	$3,496
Unproved properties	15,497	24,735	84,938

Total acquisition costs	15,887	25,927	88,434
Development costs	114,472	150,261	561,578
Exploration costs	19,055	33,091	90,146

Total	$149,414	$209,279	$740,158

Our reserve replacement ratio is calculated below by dividing the sum of reserve additions (from purchases of minerals in place, extensions and discoveries, and improved recoveries) by the production for the corresponding period. The values for these reserve additions are derived directly from the proved reserves table located in Note 16 to the audited consolidated financial statements included elsewhere in this prospectus. Management uses the reserve replacement ratio as an indicator of our ability to replenish annual production volumes and grow reserves, thereby providing some information of the sources of future production. It should be noted that the reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries and property acquisitions. Its predictive and comparative value is also limited for the same reasons. The reserve replacement ratio is comprised of the following:

	Predecessor
	Year ended December 31,
	2016		2015		2014
	Reserves replaced	Percent of total	Reserves replaced	Percent of total	Reserves replaced	Percent of total
Purchases of minerals in place	0%	0.0%	3%	0.6%	5%	1.2%
Extensions and discoveries	96%	100.0%	69%	16.1%	233%	65.0%
Improved recoveries	0%	0.0%	357%	83.3%	121%	33.8%

Total reserve replacement ratio	96%	100.0%	429%	100.0%	359%	100.0%

Production and Price History

The following table sets forth certain information regarding our historical net production volumes, average prices realized and production costs associated with sales of oil and natural gas for the periods indicated.

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017
			Year ended December 31,
			2016	2015	2014
Production:
Oil (MBbls)	134	1,036	4,870	5,519	5,977
Natural gas (MMcf)	344	3,046	15,889	18,788	20,648
Natural gas liquids (MBbls)	36	252	1,408	1,550	1,564

Combined (MBoe)	227	1,796	8,926	10,200	10,982
Average daily production:
Oil (Bbls)	13,400	12,950	13,306	15,121	16,375
Natural gas (Mcf)	34,400	38,075	43,413	51,474	56,570
Natural gas liquids (MBbls)	3,600	3,150	3,847	4,247	4,285

Combined (Boe)	22,700	22,450	24,388	27,947	30,088
Average prices (excluding derivative settlements):

Oil (per Bbl)	$46.49	$50.05	$40.38	$46.27	$90.50
Natural gas (per Mcf)	$2.28	$3.00	$2.16	$2.42	$4.17
Natural gas liquids (per Bbl)	$22.03	$22.00	$15.00	$15.07	$34.86

Combined (per Boe)	$34.40	$37.04	$28.25	$31.80	$62.06
Average costs per Boe:
Lease operating expenses	$18.76	$11.10	$10.14	$10.85	$12.89
Transportation and processing	$1.59	$1.13	$0.99	$0.84	$0.76
Production taxes	$1.39	$1.35	$1.08	$0.98	$2.58
Depreciation, depletion, and amortization	$15.04	$13.87	$13.77	$21.23	$22.39
General and administrative	$25.30	$3.81	$2.35	$3.83	$4.86

Non-GAAP Financial Measures and Reconciliations

PV-10 value is a non-GAAP measure that differs from the standardized measure of discounted future net cash flows in that PV-10 value is a pre-tax number, while the standardized measure of discounted future net cash flows is an after-tax number. We believe that the presentation of the PV-10 value is relevant and useful to investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account future corporate income taxes, and it is a useful measure of evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. However, PV-10 value is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 value measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.

The decline in PV-10 and standardized measure of discounted future net cash flows from 2014 to 2015 and 2016 is primarily a result of the decline in commodity prices, which resulted in a reduction in proved reserves as certain previously recorded reserves became uneconomic, and a reduction in the profit margins on remaining reserves.

The following table provides a reconciliation of the standardized measure of discounted future net cash flows to PV-10 value for the periods shown:

	Predecessor
	As of December 31,
(in thousands)	2016	2015	2014
Standardized measure of discounted future net cash flows	$528,781	$684,689	$1,894,700
Present value of future income tax discounted at 10%	—	46,737	652,504

PV-10 value	$528,781	$731,426	$2,547,204

Management uses adjusted EBITDA (as defined below) as a supplemental financial measurement to evaluate our operational trends. Items excluded generally represent non-cash adjustments, the timing and amount of which cannot be reasonably estimated and are not considered by management when measuring our overall operating performance. In addition, adjusted EBITDA is generally consistent with the Consolidated EBITDAX calculation that is used in the covenant ratio required under our Prior Credit Facility and our New Credit Facility, described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We consider compliance with this covenant to be material.

Adjusted EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flows from operating activities, or as a measure of liquidity. Adjusted EBITDA is not defined under GAAP and, accordingly, it may not be a comparable measurement to those used by other companies.

We define adjusted EBITDA as net income (loss), adjusted to exclude (1) asset impairments, (2) interest and other financing costs, net of capitalized interest, (3) income taxes, (4) depreciation, depletion and amortization, (5) non-cash change in fair value of non-hedge derivative instruments, (6) interest income, (7) stock-based compensation expense, (8) gain or loss on disposed assets, (9) upfront premiums paid on settled derivative contracts, (10) impairment charges, (11) other significant, unusual non-cash charges, (12) proceeds from any early monetization of derivative contracts with a scheduled maturity date more than 12 months following the date of such monetization—this exclusion is consistent with our prior treatment, for EBITDA reporting, of any large monetization of derivative contracts and (13) certain expenses related to our cost reduction initiatives, reorganization and fresh start accounting activities for which our lenders have permitted us to exclude when calculating covenant compliance. The following table provides a reconciliation of net income to adjusted EBITDA for the specific periods:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017
			Year ended December 31,
(in thousands)			2016	2015	2014
Net (loss) income	$(19,683)	$1,041,959	$(415,720)	$(1,333,844)	$209,293
Interest expense	650	5,862	64,242	112,400	104,241
Income tax expense (benefit)	1	37	(102)	(177,219)	124,443
Depreciation, depletion, and amortization	3,414	24,915	122,928	216,574	245,908
Non-cash change in fair value of non-hedge derivative instruments	13,807	(46,721)	176,607	88,317	(228,903)
Gain on settlement of liabilities subject to compromise	—	(372,093)	—	—	—
Fresh start accounting adjustments	—	(641,684)	—	—	—
Proceeds from monetization of derivatives with a scheduled maturity date more than 12 months from the monetization date excluded from EBITDA	—	—	(12,810)	—	—
Upfront premiums paid on settled derivative contracts	—	—	(20,608)	—	(664)
Interest income	—	(133)	(188)	(192)	(117)
Stock-based compensation expense	—	155	(5,238)	(1,477)	3,172
(Gain) loss on sale of assets	—	(206)	117	(1,584)	(2,152)
Gain on extinguishment of debt	—	—	—	(31,590)	—
Write-off of debt issuance costs, discount and premium	—	1,687	16,970	—	—
Loss on impairment of oil and gas assets	—	—	281,079	1,491,129	—
Loss on impairment of other assets	—	—	1,393	16,207	—
Restructuring, reorganization and other	626	24,297	19,599	10,028	—

Adjusted EBITDA	$(1,185)	$38,075	$228,269	$388,749	$455,221

Our New Credit Facility requires us to maintain a current ratio, as defined in New Credit Facility, of not less than 1.0 to 1.0. The definition of current assets and current liabilities used for determination of the current ratio computed for loan compliance purposes differs from current assets and current liabilities determined in compliance with GAAP. Since compliance with financial covenants is a material requirement under our New Credit Facility, we consider the current ratio calculated under our New Credit Facility to be a useful measure of our liquidity because it includes the funds available to us under our Credit Facility and is not affected by the volatility in working capital caused by changes in the fair value of derivatives. The following table discloses the current ratio for our loan compliance compared to the ratio calculated using GAAP amounts:

(dollars in thousands)	Successor March 31, 2017
Current assets per GAAP	$104,079
Plus—Availability under senior secured revolving credit facility	104,172
Less—Short-term derivative instruments	(10,001)

Current assets as adjusted	$198,250

Current liabilities per GAAP	$84,743
Less—Current asset retirement obligation	(6,066)

Less—Current maturities of long term debt	(4,588)
Less—Short-term derivative instruments	—

Current liabilities as adjusted	$74,089

Current ratio per as calculated using GAAP amounts	1.23

Current ratio for loan compliance (1)	2.68

(1)	The Company did not provide financial covenant calculations to our credit facility lender during bankruptcy while our debt was in default, hence the ratio as of December 31, 2016, is not disclosed.

Competition

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil and natural gas companies in acquiring properties, contracting for drilling equipment and securing trained personnel. There is also substantial competition for capital available for investment in the crude oil and natural gas industry. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which have delayed developmental drilling and other exploitation activities and have caused significant price increases. We are unable to predict when, or if, such shortages may again occur or how they would affect our development and exploitation program. Recently, the number of providers of materials and services has decreased in the region in which we operate as a result of the significant decrease in commodity prices. In addition, the industry downturn has also led to a large displacement of experienced personnel through layoffs and many of the affected personnel are now in other industries. However, we are currently experiencing an increase in drilling activity that began in late 2016. This has resulted in an increase in the number of active drilling rigs and stimulated demand for crews and associated supplies, oilfield equipment and services, and personnel, especially in highly lucrative oil fields such as the Permian Basin and the STACK. As a result of the competitive demand for available equipment and labor in the marketplace, we expect to encounter increased prices from our vendors and service providers.

Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Although we regularly evaluate acquisition opportunities and submit bids as part of our growth strategy, we do not have any current agreements, understandings or arrangements with respect to any material acquisition of producing properties.

Stockholders Agreement

On March 21, 2017, we entered into a Stockholders Agreement with the holders of our common stock named therein to provide for certain general rights and restrictions for holders of common stock. These include:

•	restrictions on the authority of the board to take certain actions, including but not limited to entering into (i) a merger, consolidation, or sale of all or substantially all of the Company’s assets; (ii) an acquisition outside the ordinary course of business or exceeding $125 million; (iii) an amendment, waiver or modification of the charter documents of the Company; (iv) an incurrence of new indebtedness that would result in the aggregate indebtedness of the Company exceeding $650 million; and (v) with certain exceptions, an initial public offering on or prior to December 15, 2018, in each case without the approval of holders of at least two-thirds of the Company’s outstanding common stock;

•	restrictions on the authority of the board to enter into or terminate affiliate transactions without the approval of a majority of disinterested members of the board;

•	pre-emptive rights granted to holders of at least 0.5% of the Company’s outstanding common stock, allowing those holders to purchase their pro rata share of any issuances or distributions of new securities by the Company;

•	informational rights;

•	registration rights as described in the Registration Rights Agreement; and

•	drag along and tag along rights.

The rights and preferences of each stockholder under the Stockholders Agreement will generally terminate on the earliest of (i) the termination of the Stockholders Agreement by the unanimous written consent of all stockholders of the Company; (ii) the dissolution, liquidation or winding up of the Company; or (iii) the listing of the Company’s common stock on a U.S. national securities exchange registered with the SEC.

Registration Rights Agreement

On March 21, 2017, we entered into a Registration Rights Agreement with certain holders of our common stock. The Registration Rights Agreement provides resale registration rights for the holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth therein. Under their underwritten offering registration rights, one or more holders holding, collectively, at least 20% of the aggregate number of Registrable Securities have the right to demand that the Company file a registration statement with the SEC, and further have the right to demand that the Company effectuate the distribution of any or all of such holders’ Registrable Securities by means of an underwritten offering pursuant to an effective registration statement, subject to certain limitations described in the Registration Rights Agreement. The holders’ piggyback registration rights provide that, if at any time the Company proposes to undertake a registered offering of Common Stock, whether or not for its own account, the Company must give at least 20 business days’ notice to all holders of Registrable Securities to allow them to include a specified number of their shares in the offering.

These registration rights are subject to certain conditions and limitations, including the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether any Registrable Securities are sold pursuant to a registration statement. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

Markets

The marketing of oil and natural gas we produce will be affected by a number of factors that are beyond our control and whose exact effect cannot be accurately predicted. These factors include:

•	the amount of crude oil and natural gas imports;

•	the availability, proximity and cost of adequate pipeline and other transportation facilities;

•	the success of efforts to market competitive fuels, such as coal and nuclear energy and the growth and/or success of alternative energy sources such as wind power and solar energy;

•	the effect of Bureau of Indian Affairs and other federal and state regulation of production, refining, transportation and sales;

•	the laws of foreign jurisdictions and the laws and regulations affecting foreign markets;

•	other matters affecting the availability of a ready market, such as fluctuating supply and demand; and

•	general economic conditions in the United States and around the world.

The supply and demand balance of crude oil and natural gas in world markets has caused significant variations in the prices of these products over recent years. The North American Free Trade Agreement eliminated most trade and investment barriers between the United States, Canada and Mexico, resulting in increased foreign competition for domestic natural gas production. New pipeline projects recently approved by, or presently pending before the Federal Energy Regulatory Commission (“FERC”), as well as nondiscriminatory access requirements, could further increase the availability of natural gas imports to certain United States markets. Such imports could have an adverse effect on both the price and volume of natural gas sales from our wells.

Members of the Organization of Petroleum Exporting Countries establish prices and production quotas from time to time with the intent of managing the global supply and maintaining, lowering or increasing certain price levels. We are unable to predict what effect, if any, such actions will have on both the price and volume of crude oil sales from our wells.

In several initiatives, FERC has required pipeline transportation companies to develop electronic communication and to provide standardized access via the Internet to information concerning capacity and prices on a nationwide basis, so as to create a national market. Parallel developments toward an electronic marketplace for electric power, mandated by FERC, are serving to create multi-national markets for energy products generally. These systems will allow rapid consummation of natural gas transactions. Although this system may initially lower prices due to increased competition, it is anticipated it will ultimately expand natural gas markets and improve their reliability.

Environmental Matters and Regulation

We believe that our properties and operations are in substantial compliance with applicable environmental laws and regulations, and our operations to date have not resulted in any material environmental liabilities.

General

Our operations, like the operations of other companies in our industry, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of costly emission monitoring and/or pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands, certain animal habitats and other protected areas;

•	require remedial measures to address pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from our operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible or economically desirable. The regulatory burden on the oil and natural gas industry increases the cost of doing business and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and natural gas industry could significantly increase our operating costs.

We routinely monitor our properties and operations in an effort to ensure that our properties and operations are, and remain, in substantial compliance with all current applicable environmental laws and regulations. If, at any time, we determine that our properties and/or operations do not substantially comply with all current applicable environmental laws and regulations, we take action to remedy such noncompliance on our own volition and do not delay taking action until ordered to do so by a regulatory authority. We cannot predict how future environmental laws and regulations may affect our properties or operations.

For the years ended December 31, 2016, 2015 and 2014, we did not incur any material expenditures for the installation of remediation or pollution control equipment at any of our facilities or the conduct of remedial or corrective actions. As of the date of this prospectus, we are not aware of any other environmental issues or claims that will require material capital expenditures during 2017 or that will otherwise have a material impact on our financial position or results of operations.

Environmental laws and regulations that could have a material impact on the oil and natural gas exploration and production industry include the following:

Hazardous Substances and Wastes

Waste Handling. The federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and the disposal of non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency (“EPA”), individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil, natural gas, or geothermal energy constitute “solid wastes,” which are regulated under the less stringent non-hazardous waste provisions. However, there is no guarantee that Congress, the EPA or individual states will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation.

We believe that we are currently in substantial compliance with the requirements of RCRA and related state and local laws and regulations, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our wastes as presently classified to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes. Moreover, failure to comply with such waste handling requirements can result in the imposition of administrative, civil and criminal penalties.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, and analogous state laws, imposes strict, and in certain circumstances joint and several liability, on persons who are considered to be responsible for the release of a “hazardous substance” into the environment. Responsible parties include the current, as well as former, owner or operator of the site where the release occurred and persons that disposed or arranged for the disposal of the hazardous substance at the site. Under CERCLA, and analogous state laws, such persons may be liable for the costs of cleaning up the hazardous substances released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease, or operate numerous properties that have produced oil and natural gas for many years. Although we believe we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under, or from the properties owned or leased by us, or on, or under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA, analogous state laws or common law requirements. Under such laws, we could be required to investigate the nature and extent of contamination, to remove previously disposed substances and wastes, remediate contaminated soil or groundwater, or perform remedial plugging or pit closure operations to prevent future contamination.

NORM. In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials, or NORM, associated with oil and gas deposits and, accordingly, may result in the generation of wastes and other materials containing NORM. NORM exhibiting levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work areas affected by NORM may be subject to remediation or restoration requirements.

Water Discharges

Clean Water Act. The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls on the discharge of pollutants, including produced waters and other oil and natural gas wastes, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or the relevant state. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by a permit issued by the U.S. Army Corps of Engineers (“Corps”). In May 2015, EPA and the United States Army Corps of Engineers jointly announced a final rule defining the “Waters of the United States” which are protected under the Clean Water Act. The new rule, which became effective August 28, 2015, has the effect of making additional waters expressly Waters of the United States and therefore subject to the jurisdiction of the Clean Water Act, rather than subject to a case-specific evaluation. While the new rule has been stayed by the federal courts and is being reconsidered by both the Corps and EPA, both federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the federal Clean Water Act and analogous state laws and regulations. Issues pertaining to wastewater generated by oil and natural gas exploration and production activities are drawing increased scrutiny from state legislators. We believe we are in substantial compliance with the requirements of the Clean Water Act.

Oil Pollution Act. The Oil Pollution Act of 1990 (“OPA”) establishes strict liability for owners and operators of facilities that release oil into waters of the United States. The OPA and its associated regulations impose a number of requirements on responsible parties related to the prevention of spills and liability for damages resulting therefrom. A “responsible party” under OPA includes owners and operators of certain facilities from which a spill may affect Waters of the United States.

Disposal Wells

The federal Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated under the SDWA and state programs regulate the drilling and operation of salt water disposal wells. EPA directly administers the UIC program in some states and in others administration is delegated to the state. Permits must be obtained before drilling salt water disposal wells, and casing integrity monitoring must be conducted periodically to ensure that the disposed waters are not leaking into groundwater. Because some states have become concerned that the disposal of produced water could, under certain circumstances, trigger or contribute to earthquakes, they have adopted or are considering additional regulations regarding such disposal methods. For example, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division and the Oklahoma Geologic Survey recently released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations.

Contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Hydraulic Fracturing

We engage third parties to provide hydraulic fracturing or other well stimulation services to us in connection with many of the wells for which we are the operator. Congress has previously considered legislation to amend the SDWA to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Sponsors of bills previously proposed before the Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which is already required by some state agencies governing our operations, including the Oklahoma Corporation Commission and the Texas Railroad Commission. Such disclosure requirements could make it easier for third parties opposing the use of hydraulic fracturing to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, these bills, if adopted, could repeal the exemptions for hydraulic fracturing from the SDWA.

These federal legislative efforts slowed while EPA studied the issue of hydraulic fracturing. In 2010, EPA initiated a Hydraulic Fracturing Research Study to address concerns that hydraulic fracturing may affect the safety of drinking water, as well as review the application of other environmental statutes to hydraulic fracturing activities, including RCRA and the Clean Water Act. As part of that process, EPA requested and received information from the major fracturing service providers regarding the chemical composition of fluids, standard operating procedures and the sites where they engage in hydraulic fracturing. In February 2011, EPA released its Draft Plan to Study the Potential Impacts of Hydraulic Fracturing on Drinking Water Resources, proposing to study the lifecycle of hydraulic fracturing fluid and providing a comprehensive list of chemicals identified in fracturing fluid and flowback/produced water. EPA completed the study of the potential impacts of hydraulic fracturing activities on water resources and published its final assessment in December 2016. In its assessment, the EPA concluded that hydraulic fracturing activities can impact drinking water resources under some circumstances. The results of the study or similar governmental reviews could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise. A number of states and communities are currently considering legislation to ban or restrict hydraulic fracturing.

On March 20, 2015, the BLM released its new regulations governing hydraulic fracturing operations on federal and Indian lands, including requirements for chemical disclosure, well bore integrity and handling of flowback water. The U.S. District Court of Wyoming has temporarily stayed implementation of this rule and a final decision is pending. The BLM has asked the appellate court to hold the litigation in abeyance while the agency considers whether to revise the rules. These developments may result in additional levels of regulation or level of complexity with respect to existing regulations that could lead to operational delays, increased operating costs and additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

The Clean Air Act. The federal Clean Air Act (“CAA”) and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations. On August 16, 2012, EPA promulgated new CAA regulations addressing criteria pollutants, “Oil and Natural Gas Sector: New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) Reviews.” These new rules broadened the scope of EPA’s NSPS and NESHAP to include standards governing emissions from most operations associated with oil and natural gas production facilities and natural gas processing, transmission and storage facilities with a compliance deadline of January 1, 2015. EPA states that greenhouse gases will be controlled indirectly as a result of these new rules. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. In December 2014, the EPA released final updates and clarifications to the Oil and Natural Gas Sector NSPS that, among other things, distinguishes between multiple flowback stages during completion of hydraulically fractured wells and clarified that storage tanks removed from service are not affected by any requirements.

Endangered Species

The federal Endangered Species Act (“ESA”) and analogous state laws regulate a variety of activities that adversely affect species listed as threatened or endangered under the ESA or their habitats. The designation of previously unidentified endangered or threatened species in areas where we operate could cause us to incur additional costs or become subject to operating delays, restrictions or bans. Numerous species have been listed or proposed for protected status in areas in which we currently, or could in the future, undertake operations. For instance, the American Burying Beetle was listed as an endangered species by the U.S. Fish and Wildlife Service (“FWS”) in 1989. Specifically, the FWS announced in November 2016 that it is considering listing the Lesser Prairie Chicken as threatened under the ESA, and is undertaking an assessment of the biological status of the species, which is expected to be complete in mid-2017. Both have habitat in some areas where we operate.

Although we are participants in a conservation agreement overseen by the FWS which may mitigate our exposure if the Lesser Prairie Chicken is listed as threatened, the presence of these and other protected species in areas where we operate could impair our ability to timely complete or carry out those operations, lose leaseholds as we may not be permitted to timely commence drilling operations, cause us to incur increased costs arising from species protection measures, and, consequently, adversely affect our results of operations and financial position.

Greenhouse Gas Emissions

Legislation has been proposed in Congress directed at reducing greenhouse gas emissions, and which has support in various regions of the country for legislation. Some states have already adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants. The oil and natural gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future federal or state restrictions on such emissions could impact our future operations. In June 2016, the EPA published final regulations setting methane emission standards for new and modified oil and gas production and natural gas processing and transmission facilities as part of the Obama Administration’s efforts to reduce methane emissions from the oil and gas sector by up to 45% from 2012 levels by 2025. In November 2016, the BLM published a final version of its venting and flaring rule, which impose stricter reporting obligations, or limit emissions of greenhouse gases from our equipment and operations, could require us to incur additional costs and to reduce emissions associated with our operations. In March 2017, President Trump issued an executive order which, among other things, directed the EPA and the Department of Interior to review, rescind, suspend, or revise these rules. In response to these regulations, or other future federal, state or regional legislation, our operating costs could increase due to requirements to (1) obtain permits; (2) operate and maintain equipment and facilities (e.g. through the reduction or elimination of venting and flaring of methane); (3) install new emission controls; (4) acquire allowances authorizing greenhouse gas emissions; (5) pay taxes related to our greenhouse gas emissions; and (6) administer and manage greenhouse gas emission programs. Although our operations are not adversely impacted by current state and local climate change initiatives, at this time it is not possible to accurately estimate how potential future laws or regulations limiting or otherwise addressing greenhouse gas emissions would impact our business.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. It is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Drilling and Production

Our operations are subject to various types of regulation at the federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds, and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the timing of construction or drilling activities;

•	the rates of production or “allowables”;

•	the use of surface or subsurface waters;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas, and natural gas liquids within its jurisdiction.

National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands and some Indian lands are subject to the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will typically prepare an Environmental Assessment to assess the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment.

All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands and Indian lands in Osage County, Oklahoma require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects, or may result in cancellation of leases or other adverse action in the event of noncompliance. See “Risk Factors” for further discussion.

Natural Gas Sales and Transportation

Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. FERC has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 (“NGA”) and the Natural Gas Policy Act of 1978 (“NGPA”). Since 1978, various federal laws have been enacted which have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales,” which include all of our sales of our own production.

FERC also regulates interstate natural gas transportation rates and terms and conditions of service, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Commencing in 1985, FERC promulgated a series of orders, regulations and rulemakings that significantly fostered competition in the business of transporting and marketing natural gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, unregulated, open access market for natural gas purchases and sales that permits all purchasers of natural gas to buy natural gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach recently pursued by FERC and Congress will continue indefinitely into the future nor can we determine what effect, if any, future regulatory changes might have on our natural gas related activities.

Under the NGA, the rates for service on interstate natural gas facilities must be just and reasonable and not unduly discriminatory. Generally, the maximum filed recourse rates for interstate pipelines are based on the pipeline’s cost of service including recovery of and a return on the pipeline’s actual prudent investment cost. Key determinants in the ratemaking process are costs of providing service, allowed rate of return, volume throughput and contractual capacity commitment assumptions. FERC also allows pipelines to charge market-based rates if the transportation market in question is sufficiently competitive. Section 1(b) of the NGA exempts natural gas gathering service, which occurs upstream of jurisdictional transmission services, from FERC jurisdiction. Gathering service is instead regulated by the states onshore and in state waters. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities is subject to change based on future determinations by the FERC, the courts or Congress. In fact, FERC recently has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting natural gas to point-of-sale locations. If the FERC were to consider the status of an individual facility and determine that the facility and/or services provided by it are not exempt from FERC regulation under the NGA and that the facility provides interstate service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, could adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the rate established by the FERC.

Natural Gas Pipeline Safety

The Department of Transportation (“DOT”), and specifically the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), regulate transportation of natural and other gas by pipeline and impose minimum federal safety standards pursuant to the pipeline safety laws codified at 49 U.S.C. 60101, et seq., the hazardous material transportation laws codified at 49 U.S.C. 5101, et seq., regulations contained within 49 C.F.R. Parts 192 and 195, and similar state laws. Our natural gas pipelines are subject to this regulation. We believe we are in material compliance with all applicable regulations imposed by the DOT and PHMSA regarding our natural gas pipelines. However, significant expenses could be incurred in the future if additional safety measures are required, or if safety standards are raised and exceed the degree of our current natural gas pipeline operations. For instance, in April 2016, PHMSA published a proposed rulemaking that would expand integrity management requirements and impose new pressure testing requirements on currently regulated gas transmission pipelines. The proposal would also significantly expand the regulation of gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. The DOT may also assess fines and penalties for violations of these and other requirements imposed by its regulations.

CO2 Pipeline Safety

DOT and specifically PHMSA, regulate the transportation of hazardous liquids and carbon dioxide by pipeline and impose minimum federal safety standards pursuant to the pipeline safety laws codified at 49 U.S.C. 5101, et seq., and regulations contained within 49 C.F.R. Part 195 prescribe safety standards and reporting requirements for pipeline facilities use in transporting hazardous liquids or carbon dioxide. Our CO2 pipelines are subject to this regulation, which, among other things, address pipeline integrity management and pipeline operator qualification rules. Significant expenses could be incurred in the future if additional safety measures are required, or if safety standards are raised and exceed the degree of our current CO2 pipeline operations. The DOT may assess fines and penalties for violations of these and other requirements imposed by its regulations. We believe we are in material compliance with all applicable regulations imposed by the DOT and PHMSA regarding our CO2 pipelines.

In early 2012, the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 was enacted which, among other things, updated federal pipeline safety standards, increased penalties for violations of such standards, gave the DOT authority for new damage prevention and incident notification, and directed the DOT to prescribe new minimum safety standards for CO2 pipelines. Implementation of this Act could affect our operations and the costs thereof. While some new regulations to implement this Act have been adopted or proposed, no such new minimum safety standards have been proposed or adopted for CO2 pipelines. In January 2017, PHMSA issued a final rule amending federal safety standards for hazardous liquid pipelines. The final rule is the latest step in a lengthy rulemaking process that began in 2010 with a request for comments and continued with publication of a rulemaking proposal in October 2015. The general effective date of this final rule is six months from publication in the Federal Register, but it is currently subject to further administrative review in connection with the transition of Presidential administrations. The final rule addresses several areas including reporting requirements for gravity and unregulated gathering lines, inspections after weather or climatic events, leak detection system requirements, revisions to repair criteria and other integrity management revisions. In addition, PHMSA issued new regulations in January 2017 on operator qualification, cost recovery, accident and incident notification and other pipeline safety changes. These new regulations are to be effective March 2017. These regulations are also subject, however, to potential further review in connection with the transition of Presidential administrations.

States are responsible for enforcing the federal regulations and more stringent state pipeline regulations and inspection with respect to hazardous liquids pipelines, including crude oil, natural gas and CO2 pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. We do not anticipate any significant problems in complying with applicable state laws and regulations in those states in which we operate.

Our Coffeyville CO2 Pipeline has experienced four total pipeline failures from 2015 to 2016. There were two underground mainline pipeline failures and one above ground peripheral tubing failure in 2015. There was one underground mainline pipeline failure in 2016. The 2015 above ground peripheral tubing failure was the result of a tubing connection failure. The failed tubing connection was replaced with new equipment and all other like connections on the Coffeyville CO2 pipeline were replaced as a precaution. The three underground mainline pipeline failures on the Coffeyville CO2 pipeline were the result of stray current interference that resulted in exterior metal loss. All three locations were repaired by replacing the failed pipe section with new, pre-tested pipe. We have performed extensive activities to locate and remediate additional areas of stray current interference, replaced or repaired pipe at locations with identified external corrosion and added additional protection measures to the cathodic protection system to prevent further occurrences of external corrosion. As a result of a 2015 Pipeline Safety Inspection, we have been issued a Notice of Proposed Violation with a Proposed Civil Penalty in the amount of $158,000. We are in the process of contesting this Proposed Civil Penalty and are currently in negotiations concerning the aforementioned penalty.

CO2 Processing Safety

Our CO2 capture, compression and processing facility near Liberal, Kansas is subject to the requirements of the Occupational Health and Safety Administration (“OSHA”) regulations for process safety management (“PSM”). In order to condense the CO2 from a gas to a liquid, propane is used as a refrigerant. OSHA has identified propane as a highly hazardous chemical. OSHA regulations require companies to implement a PSM program to prevent or minimize consequences related to the catastrophic release of toxic, flammable, explosive, or reactive chemicals that may result in toxic, fire, or explosion hazards. Employers must develop a written action plan for implementation of process hazard analyses to assist in the identification of hazards posed by processes involving the highly hazardous chemicals in use, including information and understanding of the hazardous chemicals in use, process technology, and equipment used. The process hazard analysis must be updated every five (5) years. Written operating and change management procedures must also be in place and updated as necessary and training must be performed and updated for all employees involved in the process. PSM also requires the development of procedures to ensure the mechanical integrity of process equipment, as well as ongoing inspection and quality assurance.

Various other federal and state regulations require that we implement a Hazard Communication (“HAZCOM”) program to train all employees who may use or be exposed to hazardous chemicals and disclose information about the hazardous materials used in our operations. Certain information must be reported to employees, government agencies and local citizens upon request.

Natural Gas Gathering Regulations

State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory-take requirements and complaint-based rate regulation. The regulations generally require gathering pipelines to take natural gas without undue discrimination in favor of one producer over another producer or one source of supply over another similarly situated source of supply. Such regulations can have the effect of imposing restrictions on a pipeline’s ability to decide with whom it contracts to gather natural gas. In addition, natural gas gathering is addressed in EPA’s proposed greenhouse gas monitoring and reporting rule, is subject to air permitting requirements where applicable, and may receive greater regulatory scrutiny in the future. Failure to comply with state regulations can result in the imposition of administrative, civil and criminal remedies.

State Regulation

The various states regulate the drilling for, and the production, gathering, and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells, and the prevention of waste of oil and natural gas resources. States may regulate rates of production and may establish maximum daily production allowables from oil and natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil and natural gas that may be produced from our wells, and to limit the number of wells or locations we can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation, and equal employment opportunity. We do not believe that compliance with these laws will have a material adverse effect on us.

Seasonality

While our limited operations located in the Gulf Coast may experience seasonal fluctuations, we do not believe these fluctuations have had, or will have, a material impact on our consolidated results of operations.

Legal Proceedings

Chapter 11 Proceedings. Commencement of the Chapter 11 Cases automatically stayed many of the proceedings and actions against us noted below as well as other claims and actions that were or could have been brought prior to May 9, 2016, and the claims remain subject to bankruptcy court jurisdiction. In connection with the proofs of claim asserted during bankruptcy from the proceedings or actions below, we are unable to estimate the amounts that will be allowed through the Bankruptcy proceedings due to the complexity and number of legal and factual issues presented by the matters and uncertainties with respect to, amongst other things, the nature of the claims and defenses, the potential size of the classes, the scope and types of the properties and agreements involved, and the ultimate potential outcomes of the matters. As a result, no reserves were established within our liabilities in connection with the proceedings and actions described below. To the extent that any of these legal proceedings result in a claim being allowed against us, pursuant to the terms of the Reorganization Plan, such claims will be satisfied through the issuance of new stock in the Company.

Naylor Farms, Inc., individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On June 7, 2011, an alleged class action was filed against us in the United States District Court for the Western District of Oklahoma (“Naylor Trial Court”) alleging that we improperly deducted post-production costs from royalties paid to plaintiffs and other royalty interest owners as categorized in the petition from crude oil and natural gas wells located in Oklahoma (“Naylor Farms Case”). The purported class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. The plaintiffs have alleged a number of claims, including breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. We have responded to the Naylor Farms petition, denied the allegations and raised arguments and defenses. Plaintiffs filed a motion for class certification in October 2015. In addition, the plaintiffs filed a motion for summary judgment asking the court to determine as a matter of law that natural gas is not marketable until it is in the condition and location to enter an interstate pipeline. Responsive briefs to both motions were filed in the fourth quarter of 2015. On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy with the Naylor Trial Court, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In response, on May 23, 2016, the court issued an order administratively closing the case, subject to reopening depending on the disposition of the bankruptcy proceedings. On July 22, 2016, attorneys for the putative class filed a motion in the Bankruptcy Court asking the court to lift the automatic stay and allow the case to proceed in the Naylor Trial Court. We did not object to lifting the automatic stay with regard to this case for the limited purpose of allowing the Naylor Trial Court to rule on the pending motion for class certification. On January 17, 2017, the Naylor Trial Court certified a modified class of plaintiffs with oil and gas leases containing specific language. The modified class constitutes less than 60% of the leases the Plaintiffs originally sought to certify. On January 30, 2017, the Company filed a motion for reconsideration with the Naylor Trial Court, asking the court to rule the class cannot be immediately certified because Plaintiffs did not define dates for class membership. Plaintiffs responded the class should include claims reaching back to December 1, 1999, to which we responded the statute of limitations should limit the beginning of the class period to June 1, 2006. The Naylor Trial Court ultimately issued an order certifying the class to include only claims relating back to June 1, 2006. On May 1, 2017, we filed a Petition for Permission to Appeal Class Certification Order with the Tenth Circuit Court of Appeals (“Appellate Petition”). The Tenth Circuit has not ruled on our Appellate Petition.

The plaintiffs have indicated they seek damages in excess of $5 million which may increase with the passage of time, a majority of which damages would be comprised of interest. In addition to filing claims on behalf of the named plaintiffs and associated parties, plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $150 million in our Chapter 11 Cases. The Company objected to treatment of the claim on a class basis, asserting the claim should be addressed on an individual basis. The Bankruptcy Court heard testimony and arguments regarding class-wide treatment of the claim on February 28, 2017. On May 24, 2017, the Bankruptcy Court denied the Company’s objection, ruling the plaintiffs may file a claim on behalf of the class. The deadline to appeal this order has not yet passed. This order did not establish liability or otherwise address the merits of the plaintiffs’ claims, to which we will object. Under the Reorganization Plan, the Plaintiffs are identified as a separate class of creditors, Class 8. Class 8 claims are entitled to receive their pro rata share of new stock issued to the holders of general unsecured claims (including claims of the Noteholders). Although the members of Class 8 voted to reject the Plan, the Bankruptcy Court confirmed the Plan on March 10, 2017, without objection by the Plaintiffs. If the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the unsecured claims would be satisfied through the issuance of new stock in the Company. We continue to dispute the plaintiffs’ allegations, dispute the case meets the requirements for class certification, and are objecting to the claims both individually and on a class-wide basis.

Amanda Dodson, individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On May 10, 2013, Amanda Dodson filed a complaint against us in the District Court of Mayes County, Oklahoma, (“Dodson Case”) with an allegation similar to those asserted in the Naylor Farms case related to post-production deductions, and include claims for breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. The alleged class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. We have responded to the Dodson petition, denied the allegations and raised a number of affirmative defenses. At the time we filed our Bankruptcy Petitions, a class had not been certified and discovery had not yet commenced. As the plaintiffs in the Dodson case did not file proofs of claim either for the putative class or the putative class representative, we anticipate any liability related to this claim will be addressed only based on proofs of claim filed by individual royalty owners.

Martha Donelson and John Friend, on behalf of themselves and on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On August 11, 2014, an alleged class action was filed against us, as well as several other operators in Osage County, in the United States District Court for the Northern District of Oklahoma, alleging claims on behalf of the named plaintiffs and all similarly situated Osage County land owners and surface lessees. The plaintiffs challenged leases and drilling permits approved by the Bureau of Indian Affairs without the environmental studies allegedly required under the National Environmental Protection (NEPA). The plaintiffs assert claims seeking recovery for trespass, nuisance, negligence and unjust enrichment. Relief sought includes declaring oil and natural gas leases and drilling permits obtained in Osage County without a prior NEPA study void ab initio, removing us from all properties owned by the class members, disgorgement of profits, and compensatory and punitive damages. On March 31, 2016, the Court dismissed the case against the federal agencies named as defendants, and therefore against all defendants, as an improper challenge under NEPA and the Administrative Procedures Act. On April 29, 2016, the plaintiffs filed a motion to alter or amend the court’s opinion and vacate the judgment, arguing the court does have jurisdiction to hear the claims and dismissal of the federal defendants does not require dismissal of the oil company defendants. The plaintiffs also filed a motion to file an amended complaint to cure the deficiencies which the court found in the dismissed complaint. Several defendants have filed briefs objecting to plaintiffs’ motions. On May 20, 2016, the Company filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy

Code, and has not responded to the plaintiffs’ motions. After a motion for reconsideration was denied, Plaintiffs filed a Notice of Appeal on December 6, 2016. On December 30, 2016, the Court of Appeals entered an Order Abating Appeal due to pending bankruptcy proceedings of multiple defendants. On January 13, 2017, Plaintiffs responded to the Order Abating Appeal, asking the Court to proceed with the appeal. The Court has not ruled on the appeal as of the date of this prospectus. The Court lifted the Stay as to Chaparral on April 13, 2017, and we joined the answer filed by other non-federal defendants which had been filed on March 24, 2017.

As the plaintiffs in the Donelson case did not file proofs of claim either for the putative class or the putative class representatives, we anticipate any monetary liability related to this claim will be discharged. We dispute plaintiffs’ allegations and dispute that the case meets the requirements for a class action.

Lisa West and Stormy Hopson, individually and as class representatives on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On February 18, 2016, an alleged class action was filed against us, as well as several other operators in the District Court of Pottawatomie County, State of Oklahoma (“West Case”), alleging claims on behalf of named plaintiffs and all similarly situated persons having an insurable real property interest in eight counties in central Oklahoma (the “Class Area”). The plaintiffs allege the oil and gas operations conducted by us and the other defendants have induced or triggered earthquakes in the Class Area. The plaintiffs are asking the court to require the defendants to reimburse plaintiffs and class members for earthquake insurance premiums from 2011 through a future date defined as the time at which the court determines there is no longer a risk that our activities induce or trigger earthquakes, as well as attorney fees and costs and other relief. The plaintiffs did not ask for damages related to actual property damage which may have occurred. We responded to the petition, denied the allegations and raised a number of affirmative defenses. At this time, a class has not been certified and discovery has not yet commenced. On March 18, 2016, the case was removed to the United States District Court for the Western District of Oklahoma under the Class Action Fairness Act (“CAFA”). On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On October 14, 2016, the plaintiffs filed an Amended Complaint adding additional defendants and increasing the Class Area to 25 Central Oklahoma counties. Although we are named as a defendant, the Amended Complaint expressly limits its claims against us to those asserted in the original petition unless and until the automatic stay is lifted. Plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $75 million in our Chapter 11 Cases. Other defendants have filed motions to dismiss the action based on various theories, as well as motions to strike various allegations and requested relief as unsupported by Oklahoma law. A hearing on the various motions to dismiss and motions to strike was held on May 12, 2017. The judge made various rulings from the bench, including dismissing the complaint for failure to adequately allege causation, but permitting the plaintiffs to amend the complaint to cure the deficiency. We dispute the plaintiffs’ claims, dispute that the case meets the requirements for a class action, dispute the remedies requested are available under Oklahoma law, and are vigorously defending the case.

We are involved in various other legal proceedings including, but not limited to, commercial disputes, claims from royalty and surface owners, property damage claims, personal injury claims, employment claims, and other matters which arise in the ordinary course of business. In addition, other proofs of claim have been filed in our bankruptcy case which we anticipate repudiating. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect any of them individually to have a material effect on our financial condition, results of operations or cash flows.

Title to Properties

We believe that we have satisfactory title to all of our owned assets. As is customary in the oil and natural gas industry, we initially conduct only a cursory review of the title to undeveloped leasehold acreage rights acquired through oil and natural gas leases or farm-in agreements. Prior to the commencement of drilling operations on undeveloped leasehold, we conduct a title examination and perform curative work with respect to any significant title defects. Prior to completing an acquisition of an interest in significant producing oil and natural gas properties, we conduct due diligence as to title for the specific interest we are acquiring. Our interests in oil and natural gas properties are subject to customary royalty interests, liens for current taxes and other similar burdens and minor easements, restrictions and encumbrances which we believe do not materially detract from the value of these interests either individually or in the aggregate and will not materially interfere with the operation of our business. We will take such steps as we deem necessary to ensure that our title to our properties is satisfactory. We are free, however, to exercise our judgment as to reasonable business risks in waiving title requirements.

Employees

As of March 31, 2017, we had 334 full-time employees. We also contract for the services of independent consultants involved in land, regulatory, accounting, finance and other disciplines as needed. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

During 2016 and 2015, we terminated 64 and 213 employees, respectively, as part of our workforce reduction.

MANAGEMENT

Directors and Executive Officers of Chaparral Energy, Inc.

The following table provides information regarding our current executive officers and directors. Pursuant to the Reorganization Plan, the new board of directors of the Company (the “Board”) as of the Effective Date consists of seven members: K. Earl Reynolds, Robert F. Heinemann (Chairman), Douglas E. Brooks, Matthew D. Cabell, Samuel Langford, Kenneth W. Moore and Gysle Shellum.

Name	Age	Position
K. Earl Reynolds	56	Chief Executive Officer and Director
Joseph O. Evans	62	Chief Financial Officer and Executive Vice President
James M. Miller	54	Sr. Vice President—Operations
Robert F. Heineman	64	Director and Chairman of the Board
Douglas E. Brooks	58	Director
Matthew D. Cabell	59	Director
Samuel Langford	59	Director
Kenneth W. Moore	47	Director
Gysle Shellum	65	Director

K. Earl Reynolds

Chief Executive Officer, Director

K. Earl Reynolds joined Chaparral in 2011 as an executive vice president and chief operating officer before being named as the company’s president in 2014 and its chief executive officer in 2017. Mr. Reynolds was named to Chaparral’s Board in August 2014.

From 2000 to 2010, Mr. Reynolds led the International Business Unit and was actively involved in strategic planning for Devon Energy, most recently serving as senior vice president of strategic development, where he was responsible for strategic planning, budgeting, coordination of acquisitions and divestitures, and oversight of the company’s assessment of oil and gas reserves.

Prior to Devon, Mr. Reynolds’ career included several key leadership roles in domestic and international operations with companies such as Burlington Resources and Mobil Oil.

Mr. Reynolds has served on the board of directors for several nonprofit organizations in Houston and Oklahoma City. He currently sits on the board of directors for the Oklahoma City YMCA and the Oklahoma Independent Petroleum Association, where he serves as the Chairman of its Regulatory Committee. Mr. Reynolds holds a Master of Science degree in petroleum engineering from the University of Houston and a Bachelor of Science degree in petroleum engineering from Mississippi State University. In 2013 he was named as a Distinguished Fellow of the Mississippi State University Bagley College of Engineering.

Joseph O. Evans

Chief Financial Officer and Executive Vice President

Joseph O. Evans joined Chaparral in 2005 as chief financial officer and executive vice president. From 1998 to 2005, Mr. Evans was a consultant and practiced public accounting with the firm of Evans Gaither & Assoc. Prior to that time, he served as senior vice president and financial advisor for First National Bank of Commerce in New Orleans.

From 1976 to 1997, Mr. Evans worked in the Oklahoma practice of Deloitte & Touche, where he became an audit partner. While at Deloitte, he was a member of the energy industry group and was responsible for services on numerous SEC filings for clients.

Mr. Evans has instructed numerous continuing professional education courses focused on compliance with the Sarbanes Oxley Act. He is a certified public accountant and an accredited petroleum accountant. Mr. Evans is a graduate of the University of Central Oklahoma with a Bachelor of Science degree in accounting.

James M. Miller

Sr. Vice President – Operations

James M. Miller joined Chaparral in 1996 as its operations engineer. Since joining the Company, Mr. Miller has been promoted to positions of increasing responsibility and currently oversees the company’s production and completion operations as senior vice president of operations. During this time, he has gained particular expertise in the area of operating secondary and tertiary recovery units.

Prior to joining Chaparral, Mr. Miller worked for KEPCO Operating Inc. as a petroleum engineer. From 1987 to 1995, he was employed by Robert A. Mason Production Co. as a petroleum engineer and later as vice president of production.

He is a member of the Society of Petroleum Engineers and the American Petroleum Institute. Mr. Miller attended the University of Oklahoma and received a Bachelor of Science degree in petroleum engineering.

Robert F. Heinemann

Director and Chairman of the Board

Robert F. Heinemann was named to Chaparral’s Board in 2017. From 2002 to 2013, Mr. Heinemann worked for Berry Petroleum Company, serving as a director and then as the president and chief executive officer for the last nine years of his tenure. Prior to that time, he was employed at Halliburton Company and Mobil Exploration and Producing, as well as various other Mobil entities, in positions of increasing responsibility.

Mr. Heinemann currently serves on the board for several energy companies, including QEP Resources, Crescent Point Energy Corporation, and Great Western Oil and Gas Company, L.L.C., where he was the chairman from 2014 to 2016. He also currently serves as an advisor to Silver Point Capital, L.P. Mr. Heinemann has previously served on the board for Yates Petroleum Corporation until its merger with EOG Resources, Inc. in October 2016 and as chairman of the board for C12 Energy, L.L.C from 2014 through 2015. Mr. Heinemann holds Bachelor of Engineering and PhD degrees in chemical engineering from Vanderbilt University.

Douglas E. Brooks

Director

Douglas E. Brooks joined Chaparral’s Board in 2017. Mr. Brooks currently serves as Chief Executive Officer and President of Energy XXI Gulf Coast, Inc. Prior to joining the Board, Mr. Brooks served as the president and chief executive officer of Yates Petroleum Corporation, a privately owned exploration and production company focused on the Delaware and Powder River basins, from April 2015 until Yates’ merger with EOG Resources, Inc. in October 2016. Before that time, he served as chief executive officer of Aurora Oil & Gas Limited from October 2012 to June 2014 and a senior vice president at Forest Oil Corporation from April 2012 until October 2012. In addition, he spent 24 years with Marathon Oil Company in roles of increasing responsibility, lastly as the director of upstream mergers and acquisitions and business development for the Americas.

Mr. Brooks has also built two private equity-sponsored firms focused on unconventional resource projects in the western U.S. Mr. Brooks currently serves on the board of directors of Energy XXI Gulf Coast, Inc. and previously served as a board member for Aurora Oil & Gas Limited, Magdalena Energy Company, Yates Petroleum Corporation and the Houston Producers’ Forum. He is currently an advisor for Hart Energy’s A&D Watch, a global energy research publication. Mr. Brooks holds a Bachelor of Science degree in business management from the University of Wyoming – Casper and a Masters of Business Administration, Finance from Our Lady of the Lake University in Texas.

Matthew D. Cabell

Director

Matthew D. Cabell joined Chaparral’s Board in 2017. Mr. Cabell retired from Seneca Resources in 2016, where he had served as its president since 2006. Prior to that time, he was as an executive vice president and general manager at Marubeni Oil & Gas, USA, and held various roles in the exploration and production segments of Texaco and Amerada Hess Corporation.

Mr. Cabell currently serves as an advisor to KKR. He has also previously served as a member of the board for the American Exploration and Production Council and America’s Natural Gas Alliance. Mr. Cabell earned a Bachelor of Science degree in geology from the University of Michigan and his Masters of Business Administration from Cornell University’s Johnson Graduate School of Management.

Samuel Langford

Director

Samuel Langford was named to Chaparral’s Board in 2017. Mr. Langford continues to serve as the principal for Langford Upstream Advisory, L.L.C., a position he has held since 2013. Prior to Langford, he spent eight years working in positions of growing responsibility at Newfield Exploration, including roles as the company’s vice president of corporate development, general manager for its Mid-Continent Business Unit and senior corporate advisor. Before joining Newfield, Mr. Langford spent time at Cockrell Oil Corporation, British Gas E&P, Tenneco Inc., Tenneco Oil Co. and Exxon USA.

Mr. Langford currently serves as an advisor to Silver Point Capital, L.P. He also is currently a member of the board of directors for Basic Energy Services. He received his Bachelor of Science degree in mechanical engineering from Auburn University.

Kenneth W. Moore

Director

Kenneth W. Moore joined Chaparral’s Board in 2017. Mr. Moore has served as the President of KWM Advisors LLC since 2016. From 2004 to 2015, Mr. Moore served as a managing director at First Reserve Corporation, a global private equity firm, which invests exclusively in the energy industry. Prior to that time, he served as a Vice President at Morgan Stanley & Company in investment banking.

Mr. Moore is currently a member of the board of directors for Cobalt International, Peabody Energy and SEAL Legacy Foundation. He has also previously served on several other public company boards, including those for Enstar Group Limited, Chart Industries, Inc. and Dresser-Rand Group Inc. Mr. Moore graduated from Tufts University with a Bachelor of Arts degree in English and received his Master of Business Administration from Cornell University.

Gysle Shellum

Director

Gysle Shellum was named to Chaparral’s Board in 2017. Mr. Shellum previously served as the chief financial officer of PDC Energy, Inc. from 2008 until his retirement in 2016. Prior to that time, he was the vice president of finance at Crosstex Energy, L.P. (now EnLink Midstream, L.L.C.).

Mr. Shellum is currently an at-large director for the Independent Petroleum Association of America and serves on the University of Colorado Global Energy Management Graduate Program’s Advisory Council. He received his Bachelor of Arts in accounting from the University of Texas.

Mark A. Fischer

Founder, Former Chief Executive Officer and Former Chairman of the Board

As of December 31, 2016, Chaparral’s chairman, chief executive officer and co-Founder was Mark A. Fischer. Mr. Fischer co-founded Chaparral in 1988 and served as its chief executive officer and chairman of the Board from 1988 through 2016. Mr. Fischer retired from the Company on January 5, 2017 pursuant to our Reorganization Plan. The terms of his separation are discussed below under “Executive Compensation—Principal Executive Officer’s Retirement Agreement.”

Director Independence

Our Board uses the independence standards under the New York Stock Exchange (the “NYSE”). The NYSE’s definition of independence includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings involving the Company, which would prevent a director from being independent. The Board has determined that Messrs. Shellum, Moore, Langford, Brooks, Cabell and Heinemann are independent under the NYSE and SEC rules for purposes of service on the Board.

Board Committees

Shortly after the appointment of the current Board on the Effective Date, three standing committees of the Board were established comprised of non-employee directors: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each of these Committees is governed by a charter adopted by the Board. These charters establish the purposes of the respective Committees as well as Committee membership guidelines. They also define the authority, responsibilities and procedures of each Committee in relation to the Committee’s role in supporting the Board and assisting the Board in discharging its duties in supervising and governing the Company.

The Audit Committee consists of Messrs. Shellum (Chair), Moore and Langford, each of whom is independent under the rules of the SEC and the NYSE. The Board has determined that Mr. Shellum satisfies the definition of “audit committee financial expert.”

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to the Board, including the selection of our independent registered public accounting firm, the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent registered public accounting firm and our accounting practices. In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements.

The Compensation Committee currently consists of Messrs. Brooks (Chair), Cabell and Langford, each of whom is independent under the rules of the NYSE. The Compensation Committee approves salaries, incentives and other forms of compensation for officers and other employees. The Compensation Committee also administers our incentive compensation and benefit plans. The Compensation Committee has the power to delegate any of its authority to subcommittees or to individual members of the Compensation Committee as it deems appropriate.

The Corporate Governance Committee consists of Messrs. Moore (Chair), Cabell and Brooks, each of whom is independent under the rules of the NYSE. The Corporate Governance Committee identifies, evaluates and recommends qualified nominees to serve on the Board, develops and oversees our internal corporate governance processes and maintains a management succession plan.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all employees, officers and members of our Board. The Code of Business Conduct and Ethics is available on our website at, www.chaparralenergy.com/about-us.

EXECUTIVE COMPENSATION

Overview & Oversight of Compensation Program

Our compensation programs include programs that are designed specifically for our executive officers which includes our Principal Executive Officer (“PEO”) and the other executive officers named in the Summary Compensation Table (the “Named Executive Officers” or “NEOs”). Currently, our PEO and our Compensation Committee oversee the compensation programs for our executive officers.

Overview of Compensation Philosophy and Program

In order to recruit and retain the most qualified and competent individuals as executive officers, we strive to maintain a compensation program that is competitive in the labor market. The following compensation objectives are considered in setting the compensation programs for our executive officers:

•	drive and reward performance which supports our core values;

•	align the interests of executive officers with those of stockholders;

•	design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced executive officers; and

•	set compensation and incentive levels that reflect mid-range market practices.

Compensation Targets

From time to time, we review compensation data from a variety of different sources, including from the Oil & Gas E&P Survey prepared by Effective Compensation, Incorporated (the “Survey Data”) to ensure that our executive officer base salary compensation program generally aligns with the median of the Survey Data. The Survey Data is a compilation of compensation and other data from the prior year based upon over 100 exploration and production firms that participated in the survey. We have previously utilized guidance and executive compensation data from the Southwest Energy Group and Meridian Compensation Partners.

In determining base salaries for our executive officers, in addition to the Survey Data referenced above, our Board also considers the current level of the executive officers’ compensation, both internally and relative to other Company officers and current industry and economic factors. The process can best be described as (i) looking within our Company at the current salary structure among the executive group to ensure fairness and consistency, (ii) evaluating the Company’s performance to ensure that compensation is, in large part, performance-based, (iii) looking at general industry conditions, and (iv) looking at peer group companies to determine if the range of compensation paid to our executive officers aligns with median levels of the compensation paid to executives in similarly situated companies.

Compensation Elements and Rationale for Pay Mix Decisions

We believe that a competitive compensation program will enhance our ability to attract and retain executive officers. To reward both short-term and long-term performance in our compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following four principles:

•	Compensation levels should be competitive

We review the Survey Data to ensure that the base salary compensation is aligned with median levels.

• Compensation should be related to performance

We believe that a significant portion of an executive officer’s compensation should be tied to individual performance and to our overall performance measured primarily by growth in reserves, production and earnings.

• Variable compensation should represent a portion of an executive officer’s total compensation

We intend for a portion of compensation paid to executive officers to be variable in order to: (i) allow flexibility when our performance and/or industry conditions are not optimum; (ii) maintain the ability to reward executive officers for our overall performance; and (iii) retain executive officers when industry conditions necessitate. Executive officers should have the incentive of increasing our profitability and value in order to earn a portion of their compensation package.

• Compensation should balance short-term and long-term performance

We seek to structure a balance between achieving strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, executive officers are regularly provided compensation based on both the accomplishment of short-term objectives and incentives for achieving long-term objectives. While our annual bonus plans are structured to reward the accomplishment of short-term objectives, in 2004, we began long-term compensation plans for our executive employees and other key employees. This plan is to deliver long-term incentive awards aligned with the interests of stockholders while simultaneously serving as a retention tool.

Review of Executive Officer Performance

The PEO reviews, on an annual basis, each compensation element of an executive officer. In each case, the PEO takes into account the scope of responsibilities and experience, succession potential, strengths and weaknesses, and contribution and performance over the past year and balances these against competitive salary levels. The PEO works daily with the executive officers, which allows him to form his assessment of each individual’s performance. The PEO’s performance is assessed by the Board, taking into account the scope of responsibilities and experience, strengths and weaknesses, and contributions and performance over the past year balanced against competitive salary levels.

Components of the Executive Compensation Program

We believe the total compensation and benefits program for executive officers should consist of the following:

•	base salaries;

•	annual bonus plans;

•	long-term retention and incentive compensation; and

•	health and welfare benefits and retirement.

Base Salaries

We usually adjust base salaries for executive officers annually based on performance. However, due to depressed industry conditions, we did not increase executive officer salaries from 2015 to 2016. Typically, the PEO does not rely solely on predetermined formulas or a limited set of criteria when evaluating the base salaries of the executive officers. This is in line with our philosophy that executive officer compensation should be paid at approximately the competitive median levels based on market data, and taking current industry and economic factors into consideration. The salaries paid to the PEO and the NEOs during fiscal year 2016 are shown in the Summary Compensation Table in this prospectus.

Annual Bonus Plan

In 2011, we created a non-binding, discretionary incentive program called the Annual Incentive Measure Bonus Program (the “AIM” program) which pays cash bonus awards to eligible employees when the Company achieves certain performance measures on a Company-wide basis. Amounts payable under the AIM program are tied to the approved Company budget and to certain individual, departmental, and business unit measures, including, but not limited to, employees who reach individual performance goals and contribute positively to their respective business units and the Company’s goals and objectives.

The targets for individual awards are expressed as a percentage of an employee’s eligible earnings for the plan year and are based on pay grade and level of responsibility. When the Board determines industry and economic factors permit granting AIM awards, the first 50% of the computation of an employee’s AIM award is determined based solely on the Company’s performance on nine Company-wide performance measures, which for 2016 were: EBITDA—25%; Production Volume (Boe/d)—20%; Reserve Replacement—10%; Drilling and Completion Capital Effectiveness—15%; EOR Capital—5%; EOR Production Uplift—5%; Lease Operating Expenses ($/Boe)—10%; Safety—5%; and Environment—5%. The performance measures tied to the AIM awards and their respective weights may be revised from time to time by the Board. When the Board approves granting AIM awards, the remaining 50% of the computation of an employee’s AIM award is discretionary and is based on the performance of the department or business unit in which the employee works and his or her individual performance and contributions, as reflected by his or her performance review.

2010 Equity Incentive Plan

We adopted the Chaparral Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) in April 2010. The 2010 Plan reserves a total of 86,301 shares of our class A common stock for awards issued under the 2010 Plan. If any award is exercised, paid, forfeited, terminated or canceled without the delivery of shares, then the shares covered by such award will be available again for grant under the 2010 Plan. All of our or our affiliates’ employees, officers, directors, and consultants, as defined in the 2010 Plan, are eligible to participate in the 2010 Plan. Although the 2010 Plan was in effect throughout 2016, pursuant to our Reorganization Plan, on the Effective Date, the 2010 Plan was cancelled along with all outstanding vested and unvested shares.

Purpose and Administration

The 2010 Plan was intended to aid us in recruiting and retaining employees, officers, directors, and consultants capable of assuring our future success and was administered by our Compensation Committee.

Types of Awards

The 2010 Plan authorized the following types of awards:

•	Stock Options

•	Restricted Stock

•	Performance Awards

•	Bonus Shares

•	Phantom Shares

•	Cash Awards

•	Other Stock-Based Awards.

During the tenure of the 2010 Plan, the only form of awards granted were restricted stock as described below.

Terms of Time Vested Restricted Stock Awards

Time Vested restricted stock awards generally vest with respect to twenty percent (20%) of the shares subject to the award on each of the first, second, third, fourth and fifth anniversaries of the award date, subject to the NEO remaining employed by us as of those dates. The terms of these awards include provisions that accelerate vesting of shares upon the occurrence of certain events such as Termination by Company Without Cause or by NEO for Good Reason (these terms being defined in any employment agreement then in effect between the NEO and us). Accelerated vesting of shares also occurs upon certain capital transaction involving the sale of Company stock.

Performance Vested Restricted Stock Awards

Performance Vested restricted stock awards vest in the event of a Transaction whereby (i) CCMP Capital, LLC’s (“CCMP”) “net proceeds” from a Transaction yields certain target returns on investment, and (ii) the NEO remains employed by us as of the date of such Transaction. “Net proceeds” means the actual cash proceeds received by CCMP in a Transaction, but excludes the aggregate amount of out-of-pocket expenses incurred by CCMP in connection with such Transaction. The number of shares that would vest is a function of the return on investment targets and the proportion of CCMP shares sold in a Transaction. During the tenure of the 2010 Plan, the Company has modified the terms of these Performance Vested restricted stock awards to: (i) reclassify a portion of outstanding awards to awards that only have a time-vested service condition and (ii) lower the return on investment targets required for vesting.

Our Purchase Option

All Time Vested and Performance Vested restricted stock awards are subject to our right to purchase the shares that have vested under the terms of such awards, which purchase option lapses on the seventh anniversary of the grant date. If the NEO ceases his employment with us for any reason, we shall have the right to purchase the shares of restricted stock awarded to the NEO that have vested. If the NEO’s employment is terminated by us without cause, by the NEO for good reason, as a result of the NEO’s death or by the NEO without good reason, the purchase price for such shares shall be equal to the fair market value of such shares on the Separation Date (this term being defined in any employment agreement then in effect between the NEO and us). If the NEO’s employment is terminated by us for cause, the purchase price for such shares shall be $0.01 per share. In the event of the NEO’s material breach of the terms of any agreement with us that is in effect on or after the NEO’s Separation Date, other than a breach of noncompetition or nonsolicitation provisions, we may elect to purchase the shares for $0.01 per share.

Impact of Bankruptcy on Awards

The Company did not grant any awards of Time Vested or Performance Vested restricted stock during 2016. As a result of our bankruptcy petition, the value of outstanding vested and unvested shares from the 2010 Plan were determined to have a value of $0.00/share subsequent to the petition date. Furthermore, the Company determined that the vesting conditions under its Performance-Vested restricted stock were no longer probable of being satisfied. Pursuant to our Reorganization Plan, all existing equity, including shares granted under the 2010 Plan, were cancelled upon our emergence from bankruptcy.

Post-Emergence Management Incentive Plan

Our Reorganization Plan includes provisions for a post-emergence equity incentive plan providing for the issuance from time to time, as approved by the Board, of shares of Class A common stock to senior management of the Company representing, in the aggregate and on a fully-diluted basis, up to seven percent (or approximately 3,385,753 shares) of the equity interests issued or to be issued upon emergence from bankruptcy (the “2017 MIP”).

Our Reorganization Plan did not include additional requirements for the 2017 MIP, and any vesting, adjustment provisions, options or similar features of the 2017 MIP will be determined by the Board.

Health and Welfare and Retirement Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees. The executive officers are eligible for the same benefit programs on the same basis as the rest of our employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical under a preferred provider option or high deductible plan, as well as pharmacy, dental, and vision plans. It also includes life insurance, as well as supplemental life insurance policies. Employees may also contribute pre-tax funds into flexible spending plans and health savings accounts.

We offer employees the opportunity to make investments in our 401(k) Profit Sharing Plan, which is intended to supplement the employee’s personal savings and social security. All employees, including executive officers, are generally eligible for the 401(k) plan. Executive officers participate in the 401(k) plan on the same basis as other employees.

We adopted the 401(k) plan to enable employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) plan allows eligible employees to elect to contribute from 1% to 60% of their eligible compensation, up to the annual IRS dollar limit. Employees are automatically enrolled at 3% of their salary. Eligible compensation generally means all wages, salaries and fees for services paid by us. The Company matches at a rate of $1.00 per $1.00 employee contribution for the first 7% of the employee’s salary. Company contributions vest as follows:

Years of Service for Vesting	Percentage
1	33%
2	33%
3	34%

However, regardless of the number of years of service, an employee is fully vested in his 401(k) plan if the employee retires at age 65 or later, attains age 62 and completes six years of service, or the employee’s employment is terminated due to death or total and permanent disability. The 401(k) plan provides for different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The 401(k) plan does not provide our employees the option to invest directly in our stock. The 401(k) plan offers in-service withdrawals in the form of loans, hardship distributions, after-tax account distributions and age 59.5 distributions.

Employment Agreements

We have entered into employment agreements with each of our NEOs, under the terms of which each will serve in their respective officer positions. The initial term of the employment agreements are three years, each with an automatic two-year renewal and automatic annual renewals thereafter. The employment agreements that were in effect during 2016 provided our NEOs the following compensation arrangements:

Name	Effective Date	Minimum Base Salary	Target Annual AIM Bonus (as a % of Base)	Equity Grant (Time Vested)(1)	Equity Grant (Performance Vested)(1)
Mark A. Fischer(2)	April 12, 2010	$620,298	100%	$1,814,366	$3,673,995
K. Earl Reynolds	January 1, 2014	500,400	90%	1,578,616	1,935,177
Joseph O. Evans	April 12, 2010	345,030	80%	725,883	1,469,598
James M. Miller	April 12, 2010	273,798	70%	700,324	3,287,099
David R. Winchester(3)	September 22, 2014	325,000	70%	1,683,655	816,322
Jeffery D. Dahlberg(4)	October 22, 2012	275,000	70%	646,979	1,904,066

(1)	The value shown is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. These grants are one-time awards specified in the respective employment agreements.
(2)	Mr. Fischer retired from the Company on January 5, 2017 pursuant to our Reorganization Plan.
(3)	Mr. Winchester left the Company effective January 19, 2016.
(4)	Mr. Dahlberg left the Company effective January 19, 2016.

Each NEO participates in our welfare benefit plans and fringe benefit, vacation and expense reimbursement policies. Each employment agreement provides for certain payments in the event of an NEO’s termination. The termination payments are discussed below under the heading “Potential Payments Upon Termination or Change of Control.” Each employment agreement contains certain restrictive covenants that generally prohibit our NEOs from (i) competing against us, (ii) disclosing information that is confidential to us and our subsidiaries and (iii) during the employment term and for each NEO, a period of months equal to the product of 12 times the severance multiple of that NEO, as described below, thereafter, from soliciting or hiring our employees and those of our subsidiaries or soliciting our customers.

Effective March 21, 2017 as part of our Reorganization Plan, we have entered into new employment agreements with Mr. Reynolds, Mr. Evans and Mr. Miller. The three primary differences between the new employment agreements and the prior agreements were: (i) the base salary reflected in the agreement was increased to the current salary, reflecting merit increases awarded since the prior employment agreement was executed; (ii) severance multiples for change in control events as well as termination without cause were reduced; and (iii) references to stock grants under the 2010 Plan were deleted and replaced with eligibility to participate in management incentive plans as determined by the Board. Because Mr. Reynolds was named Chief Executive Officer upon the retirement of Mr. Fischer, there were additional changes to his employment agreement, including an increase in his Target Annual AIM Bonus from 90% to 100% and the elimination of fringe benefits related to his private use of the Company’s airplane.

Compensation Committee Interlocks and Insider Participation

In 2010, the Board established a compensation committee. All members of the Board were appointed to the Compensation Committee. Messrs. Charles A. Fischer, Mark A. Fischer, Behrens, Jaudes and Reynolds served on the Compensation Committee throughout the entire fiscal year 2016. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or Compensation Committee. No member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Summary Compensation Table

The following table below summarizes the total compensation paid to or earned by each of the NEOs for the fiscal years ended December 31, 2016, 2015, and 2014. We have also included the total compensation information for two individuals which were not employed by the Company on December 31, 2016, but would have been considered NEOs based on their total compensation during 2016 if they had been so employed.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	All other compensation ($)(3)	Total ($)
K. Earl Reynolds	2016	$530,424	$563,310	$—	$40,725	$1,134,459
Chief Executive Officer	2015	530,424	513,572	—	35,765	1,079,761
	2014	500,400	288,230	$2,449,171	39,211	3,277,012

Mark A. Fischer	2016	$830,305	$—	—	$85,467	$915,772
Former Chairman and	2015	830,305	896,729	—	59,485	1,786,519
former Chief Executive Officer	2014	783,307	501,316	$2,020,884	86,464	3,391,971
Joseph O. Evans	2016	$448,914	$423,775	—	$40,332	$913,021
Chief Financial Officer and	2015	448,914	323,218	—	38,835	810,967
Executive Vice President	2014	424,865	218,899	$808,486	40,429	1,492,679
James M. Miller	2016	$391,540	$323,412	—	$46,059	$761,011
Senior Vice President—Operations	2015	391,540	296,004	—	42,891	730,435
	2014	375,540	168,242	$808,486	37,092	1,389,360
Jeffery D. Dahlberg (4)(5)	2016	$22,882	$—	—	$802,451	$825,333
Former Senior Vice President—	2015	338,750	170,730	—	34,493	543,973
Exploration and Production Business Unit	2014	322,750	144,592	$808,486	37,840	1,313,668
David R. Winchester (4)	2016	$22,027	$—	—	$689,274	$711,301
Former Senior Vice President—	2015	332,000	—	—	28,690	360,690
Drilling	2014	87,500	39,200	$3,308,462	4,633	3,439,795

(1)	Bonuses were performance-based cash incentives under our AIM program. Bonuses attributable to a fiscal year are paid the following year.
(2)	The values shown are the aggregate grant date fair value for initial awards or the incremental fair value as of the modification date for modified awards, computed in accordance with FASB ASC Topic 718.
(3)	Perquisites and other compensation are limited in scope and in 2016 were primarily comprised of Company 401(k) matching; Company automobile and airplane usage; and employer-paid medical benefits including accidental death and dismemberment, dental, life, medical and long-term and short-term disability coverage. In 2016, Mr. Dahlberg and Mr. Winchester received severance benefits, as described in the subsequent section “Payments Made Upon Termination Without Cause or by the NEO for Good Reason Not Following a Change in Control”, which are included in “All other compensation.”
(4)	Each of Messrs. Dahlberg and Winchester left the Company effective January 19, 2016 and was not serving as an NEO on December 31, 2016.
(5)	As Mr. Dahlberg elected to have his severance benefit paid out over 18 months, a portion of the severance was unpaid as of the Petition Date. The remaining unpaid severance was deemed to be a general unsecured claim and settled in accordance with the provisions of the Reorganization Plan.

Grants of Plan-Based Awards in 2016

No equity-based awards were granted in 2016 for any NEO.

Outstanding Equity Awards at Fiscal Year-End 2016

The following table shows outstanding restricted stock awards for each NEO as of December 31, 2016. Upon our emergence from Chapter 11 bankruptcy on March 21, 2017, all existing equity was cancelled, including all outstanding restricted stock awards for each NEO.

	Time Vested Awards		Performance Vested Awards
Name	Number of Shares of Stock That Have Not Vested (#)(1)	Market Value of Shares of Stock That Have Not Vested ($)(2)	Number of Shares of Stock That Have Not Vested (#)(3)	Market Value of Shares of Stock That Have Not Vested ($)(4)
K. Earl Reynolds	1,607	$—	4,774	$—
Mark A. Fischer	1,992	—	7,968	—
Joseph O. Evans	798	—	3,187	—
James M. Miller	798	—	3,187	—
David R. Winchester	—	—	—	—
Jeffery D. Dahlberg	—	—	—	—

(1)	Initial grants of the Time Vested restricted stock awards vest over a five-year period.

(2)	The table assumes an estimated fair value per share of $0.00 as of December 31, 2016 based on the relevant provisions of the Reorganization Plan.
(3)	Initial grants of Performance Vested restricted stock awards vest as one-time awards specified in the respective employment agreements.
(4)	The table assumes an estimated fair value per share of $0.00 as of December 31, 2016 based on the relevant provisions of the Reorganization Plan.

2016 Stock Vested

The following table shows restricted stock awards that vested during the year ended December 31, 2016 for each NEO that participated in the 2010 Plan. Upon our emergence from Chapter 11 bankruptcy on March 21, 2017, all existing equity was cancelled, including all restricted stock award that vested during the year ended December 31, 2016.

	Time Vested Restricted Stock Awards
Name	Number of Shares of Stock That Have Vested (#)	Value Realized on Vesting ($)
K. Earl Reynolds (1)	912	$17,054
Mark A. Fischer (2)	996	18,625
Joseph O. Evans (3)	398	7,443
James M. Miller (4)	398	7,443
Jeffery D. Dahlberg (5)	989	18,494
David R. Winchester (6)	912	17,054

(1)	In 2016, we withheld 235 vested shares to pay taxes of $4,395.
(2)	In 2016, we withheld 376 vested shares to pay taxes of $7,031.
(3)	In 2016, we withheld 98 vested shares to pay taxes of $1,833.
(4)	In 2016, we withheld 126 vested shares to pay taxes of $2,356.
(5)	In 2016, we withheld 348 vested shares to pay taxes of $6,508.
(6)	In 2016, we withheld 294 vested shares to pay taxes of $5,498.

Pension Benefits in 2016

No pension benefits were granted in 2016 for any NEO.

Nonqualified Deferred Compensation in 2016

No nonqualified deferred compensation was granted in 2016 for any NEO.

Potential Payments Upon Termination or Change in Control

Our employment agreements with our NEOs obligate us to pay certain separation benefits to them in the event of voluntary termination, termination without cause, termination for good reason and termination in the event of disability or death. As further discussed under “— Principal Executive Officer’s Retirement Agreement,” Mr. Fischer’s employment agreement is no longer in effect. Additionally, each of Messrs. Dahlberg and Winchester left the Company effective January 19, 2016, resulting in the termination of each of their respective employment agreements with the Company.

The term “disability” means the NEO’s incapacity due to physical or mental illness whereby the NEO is substantially unable to perform his duties under the employment agreement (with or without reasonable accommodation, as defined under the Americans With Disabilities Act) for a period of six consecutive months. The term “cause” means termination for one of the following reasons:

•	the NEO’s conviction of, or entry by the NEO of a guilty or no contest plea to a felony or crime involving moral turpitude;

•	the NEO’s willful commission of an act of fraud or dishonesty resulting in economic or financial injury to us or any affiliate;

•	the NEO’s willful failure to substantially perform or gross neglect of his duties, including, but not limited to, the failure to follow any lawful directive of our Chief Executive Officer, within the reasonable scope of the NEO’s duties;

•	the NEO’s performance of unapproved acts materially detrimental to us or any affiliate;

•	the NEO’s use of narcotics, alcohol, or illicit drugs in a manner that has or may reasonably be expected to have a detrimental effect on his performance of his duties as our employee or on the reputation of the Company or any affiliate;

•	the NEO’s commission of a material violation of any of our rules or policies which results in injury to us; or

•	the NEO’s material breach of the employment agreement.

In Mr. Fischer’s case, the term “cause” also included:

•	the occurrence or existence of any event constituting “Cause,” with respect to Mr. Fischer under our Second Amended and Restated Certificate of Incorporation, as amended and restated on April 12, 2010; (the “Prior Certificate of Incorporation”);

•	a material breach by us of Article 7 of the Prior Certificate of Incorporation caused by specific acts or omissions of Mr. Fischer, provided that we fail to remedy such breach within 90 days after we have knowledge of the initial existence of such breach; or

•	a material breach by Fischer Investments, L.L.C. of that certain Stockholders’ Agreement dated April 12, 2010.

The term “good reason” means the occurrence, without the written consent of the NEO, of one of the events set forth below:

•	a material diminution in the NEO’s authority, duties or responsibilities, combined with a demotion in the NEO’s pay grade ranking;

•	the reduction by us of the NEO’s base salary by more than 10% (unless done so for all of our executive officers);

•	the requirement that the NEO be based at any office or location that is more than 50 miles from our principal executive offices, except for travel reasonably required in the performance of the NEO’s responsibilities; or

•	any other action or inaction that constitutes a material breach by us under the employment agreement.

The term “change in control” means:

•	the consummation of any transaction or series of related transactions involving the sale of our outstanding securities (but excluding a public offering of our capital stock) for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof and which results in our stockholders (or their affiliates) immediately prior to such transaction not holding at least a majority of the voting power of the surviving or continuing entity following such transaction; or

•	the consummation by us (whether directly involving us or indirectly involving us through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets or (z) the acquisition of assets or stock of another entity, in each case, other than a transaction which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the person that, as a result of the transaction, controls, directly or indirectly, us or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business), directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction.

Payments Made Upon Termination Without Cause or by the NEO for Good Reason Not Following a Change in Control

In the event an NEO’s employment is terminated without cause or by the NEO for good reason at any time that is not within two years after the occurrence of a change in control, we will be obligated:

•	to pay to the NEO an amount equal to the severance multiple, as specified in the NEO’s employment agreement, times the sum of (x) the NEO’s base salary in effect on the date of termination plus (y) the annual bonus granted to the NEO for the fiscal year immediately on or preceding the date of termination, payable in the form of a salary continuation for a period of months equal to the product of 12 times the severance multiple;

•	subject to certain limitations, to maintain for a period of 18 months following the date of termination, participation by the NEO (and his spouse and/or eligible dependents, as applicable) in our medical, hospitalization, and dental programs maintained for the benefit of our executive officers as in effect on the date of termination, at such level and terms and conditions (including, without limitation, contributions required by the NEO for such benefits) as in effect on the date of termination (the “Termination Welfare Benefits”);

•	to pay to the NEO any earned but unpaid base salary, annual bonus from prior years, and vacation pay in the form of a lump sum payment; and

•	to pay to the NEO any unreimbursed reasonable business expenses incurred by the NEO on our behalf in the form of a lump sum payment.

The following table quantifies amounts that would have been paid pursuant to the employment agreements for each of our NEOs assuming a termination took place on December 31, 2016, assuming all accrued compensation and reimbursable expenses had been paid on December 31, 2016 and assuming such termination was a termination without cause or by the NEO for good reason not following a change in control.

Name	Base Salary	Annual Bonus	Severance Multiple	Benefits	Total
K. Earl Reynolds	$530,424	$563,310	2.0	$40,725	$2,248,555
Mark A. Fischer	830,305	—	2.5	85,467	2,203,963
Joseph O. Evans	448,914	423,775	2.0	40,332	1,805,876
James M. Miller	391,540	323,412	1.5	46,059	1,141,517
Jeffery D. Dahlberg(1)	338,750	—	1.5	—	508,125
David R. Winchester (2)	332,000	—	1.5	—	498,000

(1)    Mr. Dahlberg left the Company effective January 19, 2016 and was not serving as an NEO on December 31, 2016. The disclosure in this paragraph for Mr. Dahlberg includes calculations related to his departure effective January 19, 2016. See “—Summary Compensation Table” for information regarding actual total compensation paid to Mr. Dahlberg in 2016.

(2)    Mr. Winchester left the Company effective January 19, 2016 and was not serving as an NEO on December 31, 2016. The disclosure in this paragraph for Mr. Winchester includes calculations related to his departure effective January 19, 2016. See “—Summary Compensation Table” for information regarding actual total compensation paid to Mr. Dahlberg in 2016.

Payments Made Upon Termination Without Cause or by the NEO for Good Reason Following a Change in Control

If at any time within two years after a change in control (“CiC”), the NEO’s employment is terminated without cause or by the NEO for good reason, we will be obligated:

•	to pay to the NEO an amount equal to the CiC severance multiple, as specified in the NEO’s employment agreement, times the sum of (x) the NEO’s base salary in effect on the date of termination plus (y) the annual bonus granted to the NEO for the fiscal year immediately on or preceding the date of termination, payable in the form of a salary continuation for a period of months equal to the product of 12 times the CiC Multiple, or in the form of a lump sum payment if the CiC occurs as a result of the sale or other disposition of all or substantially all of the Company’s assets;

•	subject to certain limitations, to provide the Termination Welfare Benefits;

•	to pay to the NEO any earned but unpaid base salary, annual bonus from prior years and vacation pay in the form of a lump sum payment; and

•	to pay to the NEO any unreimbursed reasonable business expenses incurred by the NEO on our behalf in the form of a lump sum payment.

The following table quantifies amounts that would have been paid pursuant to the employment agreements for each of our NEOs assuming a termination took place on December 31, 2016, assuming all accrued compensation and reimbursable expenses had been paid on December 31, 2016 and assuming such termination was a termination without cause or by the NEO for good reason following a CiC. Messrs. Dahlberg and Winchester have not been included in the table below because they were no longer serving as NEOs of the Company at the end of the last completed fiscal year.

Name	Base Salary	Annual Bonus	Severance Multiple	Benefits	Total
K. Earl Reynolds	$530,424	$563,310	2.5	$40,725	$2,795,422
Mark A. Fischer	830,305	—	3.0	85,467	2,619,116
Joseph O. Evans	448,914	423,775	2.5	40,332	2,242,220
James M. Miller	391,540	323,412	2.0	46,059	1,498,993

Payments Made Upon Termination for Cause or by the NEO Without Good Reason

In the event an NEO is terminated for cause, or the NEO resigns without good reason, we have no further obligations to the NEO other than a lump sum payment of the following amounts:

•	any earned but unpaid base salary, annual bonus from prior years and vacation pay; and

•	unreimbursed reasonable business expenses incurred by the NEO on our behalf, so long as the NEO was not fired for cause due to his misappropriation of Company funds.

No amounts would have been paid pursuant to the employment agreements for each of our NEOs assuming a termination for cause or by the NEO without good reason took place on December 31, 2016, and assuming all accrued compensation and reimbursable expenses had been paid on December 31, 2016.

Payments Made Upon Death or Disability

In the event of an NEO’s death or disability, we will be obligated to pay to the NEO:

•	any earned but unpaid base salary, annual bonus from prior years and vacation pay;

•	unreimbursed reasonable business expenses incurred by the NEO on our behalf; and

•	a pro rata share of the annual bonus for the fiscal year in which the termination of employment occurs.

No amounts would have been paid pursuant to the employment agreements for each of our NEOs assuming an event of death or disability took place on December 31, 2016, and assuming all accrued compensation or reimbursable expenses had been paid on December 31, 2016.

Payments of separation benefits may be delayed if (i) the NEO is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), as of the date of his separation from service and (ii) the amount of any separation benefits payable to him are subject to Section 409A. In such instance, the separation benefits will not be paid to the NEO until six months after the date of separation from service, or, if earlier, the date of his death.

Other Payments Made Upon Termination, Retirement, Death or Disability

Certain accelerated vesting provisions under the 2010 Plan would have applied to each NEO’s restricted stock awards if the NEO’s employment was terminated without cause or by the NEO for good reason. However, as of December 31, 2016, the Company’s equity shares were valued at $0.00 and thus the monetary obligation under the accelerated vesting provisions would have been nil.

Regardless of the manner in which an NEO’s employment is terminated, he is entitled to receive amounts earned during his term of employment, including unused vacation pay and bonuses earned but not yet paid under the Annual Officers Bonus.

Additionally, if an NEO is terminated due to death or disability, that NEO will receive benefits under our disability plan or payments under our life insurance plan.

Principal Executive Officer’s Retirement Agreement

On January 5, 2017, the Bankruptcy Court entered an order approving a retirement agreement and general release with Mr. Mark A. Fischer (the “Retirement Agreement”) in connection with his retirement as an employee of the Company and resignation from the Board. Upon Mr. Fischer’s retirement, K. Earl Reynolds, the Company’s former President and Chief Operating Officer, was appointed President and Chief Executive Officer. Subject to the Retirement Agreement, on March 23, 2017, the Company remitted a cash payment approximately $3.15 million to Mr. Fischer, in addition to accrued and unpaid benefits or obligations previously paid under the Retirement Agreement. On April 4, 2018, the Company issued warrants to Mr. Fischer allowing a cashless exercise to purchase up to 140,023 of the Class A Shares of the reorganized Company on a fully diluted basis. The fair value of the warrants was estimated to be $0.1 million. In addition, the Company transferred title to certain personal property, including the Company’s airplane valued at approximately $1.0 million, an automobile and certain office furniture to Mr. Fischer.

For a period of twenty-four (24) months after his retirement, Mr. Fischer will be subject to non-solicitation restrictions and non-competition restrictions as set forth in the Retirement Agreement. Mr. Fischer will also be subject to confidentiality restrictions as set forth in the Retirement Agreement. The Retirement Agreement also contains other customary provisions, some incorporated by reference into Mr. Fischer’s employment agreement.

Director Compensation

Members of our Board did not receive compensation for their services as members of the Board in 2016. We did, however, reimburse our directors for all reasonable out-of-pocket costs and expenses incurred by them in connection with their service as a director.

Following our emergence from bankruptcy, the Board adopted a new cash compensation plan for non-employee directors:

•	an annual cash retainer of $100,000 to any non-employee Chairman of the Board, payable quarterly in arrears and pro-rated for any periods of partial service;

•	an annual cash retainer of $65,000 to each non-employee director (other than the Chairman of the Board), payable quarterly in arrears and pro-rated for any periods of partial service; and

•	an additional annual cash retainer of $20,000, $15,000 and $12,500 for the Chairman of the Audit, Compensation, and Governance Committees, respectively, payable quarterly in arrears and pro-rated for any periods of partial service.

We will continue to reimburse all of our directors for all reasonable out-of-pocket costs and expenses incurred by them in connection with their service as a director.

The Board has approved an equity component of compensation for non-employee directors; however, such additional compensation has not yet been issued as valuation and other specific features of the stock awards have not yet been finalized. It is expected that all non-employee directors will receive a one-time grant of $501,000 in restricted stock, with such awards representing three times an annual equity retainer of $167,000 and vesting in 1/3 increments on the first, second and third anniversary of the award date.

Compensation Policies and Risk Management

While our Board strives to create incentives that encourage a level of risk-taking behavior consistent with our business strategy, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our operations or financial condition.

Securities Authorized for Issuance under Our 2010 Plan

The following table provides information for all equity compensation plans as of December 31, 2016, under which our equity securities were authorized for issuance. As discussed previously, the 2010 Plan was cancelled upon our emergence from bankruptcy.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	47,693	(1)

Total	—	—	47,693

(1)    This number reflects shares that were available for issuance under our 2010 Plan as of December 31, 2016. In addition, shares related to grants that were terminated, canceled, expired unexercised, or settled in such manner that all or some of the shares were not issued to a participant or were surrendered unvested immediately became available for issuance.

Securities Presently Authorized for Issuance under Our 2017 MIP

The following table provides information for all equity compensation plans as of May 31, 2017, under which our equity securities were authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	3,385,753	(1)

Total	—	—	3,385,753

(1)    This number reflects shares available for issuance under our 2017 MIP. Our Reorganization Plan did not include additional requirements for the 2017 MIP, and any vesting, adjustment provisions, options, or similar features of the 2017 MIP will be determined by the Board. In addition, shares related to future grants that are terminated, canceled, expire unexercised, or settled in such manner that all or some of the shares are not issued to a participant or are surrendered unvested shall immediately become available for future issuance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information, as of May 31, 2017, the amount and percentage of our outstanding shares of common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of our outstanding common stock, (ii) each director, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group.

	Beneficial ownership			% of Total
Name	Number	Class	% of Class	Outstanding(1)
Silver Point Capital, L.P. (2)	3,396,661	A	9.15%
2 Greenwich Plaza, First Floor Greenwich, CT 06830	706,333	B	8.97%	9.14%
Contrarian Capital Management, L.L.C. (3)	2,829,149	A	7.62%
411 West Putnam Avenue, Suite 425 Greenwich, Connecticut 06830	574,779	B	7.30%	7.58%
Lord, Abbett & Co. LLC (4)	2,551,201	A	6.87%
90 Hudson Street Jersey City, New Jersey 07302	532,429	B	6.76%	6.87%
Goldman Sachs Assets Management, L.P. (5)	2,225,549	A	6.00%
200 West Street, 3 Fl. New York, New York 10282	458,116	B	5.82%	5.98%
PPM America, Inc. (6)	2,087,058	A	5.78%
225 W. Wacker Drive, Suite 1200 Chicago, Illinois 60606	435,558	B	5.53%	5.62%
All executive officers and directors as a group (9 persons)(7)	0	—	—	0.00%

(1)	Based on 44,904,514 shares of our common stock (37,110,630 shares of Class A and 7,871,512 shares of Class B) issued and outstanding as of May 31, 2017.
(2)	Silver Point Capital, L.P. serves as investment manager to Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P., and by reason of such status, may be deemed to be the beneficial owner of the securities held by these holders of our common stock. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. and as a result, may be deemed to be the beneficial owner of the securities held by the foregoing stockholders. Edward A. Mule and Robert J. O’Shea are each members of Silver Point Capital Management, LLC and as a result, may be deemed to be the beneficial owner of the securities held by the foregoing stockholders, and exercise voting and investment control over the securities.
(3)	Contrarian Capital Management, L.L.C. serves as Investment Manager to each of the following holders of shares of our common stock, and by reason of such status, may be deemed to be the beneficial owner of the securities held by these stockholders: CCM Pension-A, L.L.C., CCM Pension-B, L.L.C., Contrarian Advantage-B, LP, Contrarian Capital Fund I, L.P., Contrarian Capital Senior Secured, L.P., Contrarian Capital Trade Claims, L.P., Contrarian Centre Street Partnership, L.P., Contrarian Dome du Gouter Master Fund, LP, and Contrarian Opportunity Fund, L.P. Jon R. Bauer, managing member of Contrarian Capital Management, L.L.C., has voting and investment control over the securities.
(4)	Lord, Abbett & Co, LLC serves as investment advisor to the following holders of shares of our common stock: Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Investment Trust—Lord Abbett High Yield Fund, Lord Abbett Investment Trust—Lord Abbett Income Fund, Lord Abbett Investment Trust—Lord Abbett Short Duration Income Fund, Lord Abbett Passport Portfolios plc—Lord Abbett High Yield Fund, Lord Abbett Passport Portfolios plc—Lord Abbett Multi-Sector Income Fund, and Lord Abbett Series Fund, Inc.—Bond Debenture Portfolio. Steven F. Rocco, partner and portfolio manager of Lord, Abbett & Co. LLC, exercises voting and investment control over the securities owned by Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Investment Trust—Lord Abbett High Yield Fund, Lord Abbett Passport Portfolios plc—Lord Abbett High Yield Fund, Lord Abbett Passport Portfolios plc—Lord Abbett Multi-Sector Income Fund, and Lord Abbett Series Fund, Inc.—Bond Debenture Portfolio. Andrew H. O’Brian, partner and portfolio manager of Lord, Abbett & Co. LLC, exercises voting and investment control over the securities owned by Lord Abbett Investment Trust—Lord Abbett Income Fund and Lord Abbett Investment Trust—Lord Abbett Short Duration Income Fund.
(5)	Goldman Sachs Asset Management, L.P. serves as the investment advisor to certain funds and accounts and holds voting and investment power with respect to the securities held by such funds and accounts, subject to the oversight of the portfolio management team of Goldman Sachs Asset Management, L.P.
(6)	PPM America, Inc. serves as attorney in fact for the following holders of shares of our common stock: Jackson National Life Insurance Company, Jackson National Life Insurance Company of New York, Eastspring Investments (Singapore) Limited on behalf of Eastspring Investments US Strategic Bond Fund, Eastspring Investments (Singapore) Limited on behalf of Eastspring Investments US High Yield Bond Fund, Jackson Variable Series Trust on behalf of JNL/PPM American Long Short Credit Fund, JNL Strategic Income Fund, LLC, Jackson Variable Series Trust on behalf of JNL/PPM America High Yield Bond Fund and The Prudential Assurance Company on behalf of certain sub accounts. Joel Klein, Executive Vice President of PPM America Inc., exercises voting and investment control over these securities as the attorney-in-fact for the foregoing holders of our common stock.
(7)	Upon our emergence from Chapter 11 bankruptcy on March 21, 2017, all existing equity was cancelled and we issued new common stock to the previous holders of our senior notes and certain general unsecured creditors whose claims were impaired as a result of our bankruptcy, as well as to certain other parties as set forth in the Reorganization Plan. As a result, our directors and executive officers are not currently beneficial owners of any shares of our outstanding common stock. The address of directors and officers is in care of Chaparral Energy, Inc., 701 Cedar Lake Boulevard, Oklahoma City, Oklahoma 73114.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale from time to time by the selling stockholders identified below of up to an aggregate of 20,278,085 shares of our common stock (16,772,361 shares of Class A and 3,505,724 shares of Class B) as well as up to 3,505,724 shares of Class A common stock issuable upon the conversion of shares of Class B common stock and 140,023 shares issuable upon the exercise of warrants to purchase shares of our Class A common stock. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon provision of all required information to us and subject to the terms of the relevant agreement between us and the selling stockholders. The table below sets forth the maximum number of shares of our common stock, inclusive of the shares of common stock underlying the warrants, to be sold by the selling stockholders.

The selling stockholders acquired the common stock pursuant to our emergence from Chapter 11 bankruptcy on March 21, 2017. On March 21, 2017, we entered into an agreement containing registration rights with the selling stockholders pursuant to which we were obligated to prepare and file a registration statement to permit the resale of certain common stock held by the selling stockholders from time to time as permitted by Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. We are registering the common stock described in this prospectus pursuant to this agreement

The selling stockholders identified below may currently hold or acquire at any time shares of common stock in addition to those registered hereby. In addition, the selling stockholders identified below may sell, transfer or otherwise dispose of some or all of their common stock included in this registration statement in private placement or other transactions exempt from or not subject to the registration requirements of the Securities Act. They may also acquire additional shares of common stock. Accordingly, we cannot give an estimate as to the amount of common stock that will be held by the selling stockholders upon completion or termination of this offering.

Information concerning the selling stockholders may change from time to time, including by addition of additional selling stockholders, and, if necessary, we will amend or supplement this prospectus accordingly. The selling stockholders are party to that certain Stockholders Agreement, dated March 21, 2017 (the “Stockholders Agreement”), which grants them certain governance rights with respect to us.

We have prepared the table, the paragraph immediately following this paragraph, and the related notes based on information supplied to us by the selling stockholders on or prior to May 15, 2017. We have not sought to verify such information. Additionally, some or all of the selling stockholders may have sold or transferred some or all of the common stock listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling stockholders may change over time.

Certain selling stockholders are affiliates of broker-dealers (but are not themselves broker-dealers). Each of these broker-dealer affiliates purchased the securities identified in the table as beneficially owned by it in the ordinary course of business and, at the time of that purchase, had no agreements or understandings, directly or indirectly, with any person to distribute those securities. These broker-dealer affiliates did not receive the securities to be sold in the offering as underwriting compensation.

The selling stockholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling stockholders is party (each also a selling stockholders for purposes of this prospectus), may sell up to all of the shares of common stock shown in the table below under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling stockholders are not obligated to sell any of the common stock offered by this prospectus.

Except as otherwise indicated, each selling stockholder has sole voting and dispositive power with respect to such shares.

	Number of Shares of Common Stock
Name	Class	Beneficially Owned Prior to the Offering	Offered Hereby**	Beneficially Owned After the Offering***	As a Percent of Total Outstanding After the Offering
CCM Pension-A, L.L.C. (1)	A B	88,197 18,407	88,197 18,407	0	*
CCM Pension-B, L.L.C. (1)	A B	16,898 3,525	16,898 3,525	0	*
Contrarian Advantage-B, LP (1)	A B	27,219 5,679	27,219 5,679	0	*
Contrarian Capital Fund I, L.P. (1)	A B	1,544,554 322,353	1,544,554 322,353	0	*
Contrarian Capital Senior Secured, L.P. (1)	A B	44,575 9,302	44,575 9,302	0	*
Contrarian Capital Trade Claims, L.P. (1)	A B	81,346 16,976	81,346 16,976	0	*
Contrarian Centre Street Partnership, L.P. (1)	A B	270,645 52,559	270,645 52,559	0	*
Contrarian Dome du Gouter Master Fund, LP (1)	A B	314,230 65,576	314,230 65,576	0	*
Contrarian Opportunity Fund, L.P. (1)	A B	441,485 80,402	441,485 80,402	0	*
Corre Opportunities Fund, LP (2)	A B	41,866 8,655	41,866 8,655	0	*
Corre Opportunities II Master Fund, LP (2)	A B	141,491 29,247	141,491 29,247	0	*
Corre Opportunities Qualified Master Fund, LP (2)	A B	266,154 55,013	266,154 55,013	0	*
Eastspring Investments—U.S. High Yield Bond Fund (3)	A B	454,576 94,864	454,576 94,864	0	*
Eastspring Investments—U.S. Strategic Income Bond Fund (3)	A B	6,929 1,446	6,929 1,446	0	*
Franklin High Income Trust—Franklin High Income Fund (4)	A B	218,034 43,062	218,034 43,062	0	*
Franklin Strategic Series—Franklin Strategic Income Fund (4)	A B	451,835 94,305	451,835 94,305	0	*
Franklin Templeton Investment Funds—Franklin Strategic Income Fund (4)	A B	109,406 22,832	109,406 22,832	0	*
Franklin Universal Trust (4)	A B	28,117 5,868	28,117 5,868	0	*
Goldman Sachs Assets Management, L.P. on behalf of certain funds and accounts (5)	A B	2,199,881 458,116	2,199,881 458,116	0	*
J.P. Morgan Securities LLC (6)	A B	1,201,200 3,459	1,201,200 3,459	0	*
Jackson National Life Insurance Company (3)	A B	140,458 29,320	140,458 29,320	0	*
Jackson National Life Insurance Company of New York (3)	A B	15,567 3,249	15,567 3,249	0	*
JNL/PPM America High Yield Bond Fund, a series of JNL Series Trust (3)	A B	569,340 118,813	569,340 118,813	0	*
JNL/PPM America Long Short Credit Fund (3)	A B	20,406 4,261	20,406 4,261	0	*
JNL/PPM America Strategic Income Fund (3)	A B	15,398 3,213	15,398 3,213	0	*
LMA SPC for and on behalf of Map 89 Segregated Portfolio (7)	A B	7,002 —	7,002 —	0	*
Lord Abbett Bond-Debenture Fund, Inc. (8)	A B	521,155 108,764	521,155 108,764	0	*
Lord Abbett Investment Trust—Lord Abbett High Yield Fund (8)	A B	313,347 65,395	313,347 65,395	0	*
Lord Abbett Investment Trust—Lord Abbett Income Fund (9)	A B	63,668 13,287	63,668 13,287	0	*
Lord Abbett Investment Trust—Lord Abbett Short Duration Income Fund (9)	A B	1,576,917 329,100	1,576,917 329,100	0	*
Lord Abbett Passport Portfolios plc—Lord Abbett High Yield Fund (8)	A B	14,165 2,956	14,165 2,956	0	*

Lord Abbett Passport Portfolios plc—Lord Abbett Multi-Sector Income Fund (8)	A B	2,955 616	2,955 616	0	*
Lord Abbett Series Fund, Inc.—Bond Debenture Portfolio (8)	A B	58,994 12,311	58,994 12,311	0	*
Mark Fischer (10)	A B	140,023 —	140,023 —	0	*
Pine River Baxter Fund LLC (7)	A B	772 —	772 —	0	*
Pine River Master Fund Ltd. (7)	A B	6,363 —	6,363 —	0	*
Principal Funds Inc. – Core Plus Bond Fund (11)	A B	60,614 12,649	60,614 12,649	0	*
Principal Funds Inc. – Global Diversified Income Fund(11)	A B	254,842 53,185	254,842 53,185	0	*
Principal Funds Inc. – High Yield Fund(11)	A B	816,286 170,356	816,286 170,356	0	*
Principal Global Investors Funds – High Yield Fund (11)	A B	21,003 4,383	21,003 4,383	0	*
Principal Life Insurance Company d/b/a Principal Core Plus Bond Separate Account (11)	A B	57,758 12,053	57,758 12,053	0	*
Silver Point Capital Fund, L.P. (12)	A B	2,105,271 443,637	2,105,271 443,637	0	*
Silver Point Capital Offshore Master Fund, L.P. (12)	A B	1,291,390 262,696	1,291,390 262,696	0	*
The Prudential Assurance Company Limited (3)	A B	864,384 180,392	864,384 180,392	0	*

*	Represents less than 1%.
**	The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options, convertible preferred stock, and any other derivative securities to acquire common stock held by that person that are currently exercisable or convertible within 60 days after the date of this prospectus. The shares issuable under any such securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.
***	Assumes the exercise of all warrants and the sale of all shares of common stock shown under “Offered Hereby” held by the selling stockholders and assumes the selling stockholders do not acquire beneficial ownership of any additional shares of our common stock. The selling stockholders are not obligated to sell any of the shares of our common stock covered by this prospectus.
(1)	Jon R. Bauer, managing member of Contrarian Capital Management, L.L.C., the selling stockholder’s investment manager, has voting and investment control over the securities.
(2)	Eric Soderlund and John Barrett, managing members of Corre Partners Management, LLC, the selling stockholder’s investment manager, have voting and investment control over the securities.
(3)	Joel Klein, Executive Vice President of PPM America Inc., the selling stockholder’s investment manager, exercises voting and investment control over the securities as the attorney-in-fact for the selling stockholder.
(4)	Franklin Advisers, Inc. (“FAV”) is the investment manager for each of the funds and accounts that are the registered holders of these securities. FAV is an indirect wholly owned subsidiary of Franklin Resources, Inc. (“FRI”) and may be deemed to be the beneficial owner of these securities for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. FAV disclaims beneficial ownership of the securities.
(5)	Goldman Sachs Asset Management, L.P. serves as the investment advisor to certain funds and accounts and holds voting and investment power with respect to the securities held by such funds and accounts, subject to the oversight of the portfolio management team of Goldman Sachs Asset Management, L.P.
(6)	The selling stockholder is a wholly owned subsidiary of JPMorgan Chase & Co., which, in its capacity as parent holding company, disclaims beneficial ownership of these shares. Each of Carlos M Hernandez, Eric J. Stein, Erin Elizabeth Hill, Gregory G. Quental, James R. Walker, Jr., Jason Edwin Sippel, Matthew Cherwin, Patrick C. Kirby and Robert C. Holmes is a manager of J.P. Morgan Securities LLC, and as such, may be deemed to have voting and dispositive power over the shares held by J.P. Morgan Securities LLC. Each of Carlos M Hernandez, Eric J. Stein, Erin Elizabeth Hill, Gregory G. Quental, James R. Walker, Jr., Jason Edwin Sippel, Matthew Cherwin, Patrick C. Kirby and Robert C. Holmes disclaims beneficial ownership of the shares.
(7)	Brian Taylor, Chief Executive Officer of Pine River Capital Management L.P., the selling stockholder’s investment advisor, exercises voting and investment control over the securities.
(8)	Steven F. Rocco, partner and portfolio manager of Lord, Abbett & Co. LLC, the selling stockholder’s investment advisor, exercises voting and investment control over the securities.

(9)	Andrew H. O’Brian, partner and portfolio manager of Lord, Abbett & Co. LLC, the selling stockholder’s investment advisor, exercises voting and investment control over the securities.
(10)	Shares issuable upon the exercise of warrants. Mr. Fischer co-founded the Company in 1988 and served as its chief executive officer and chairman of the board from 1988 through 2016. Mr. Fischer retired from the Company and the board of directors on January 5, 2017 pursuant to our Reorganization Plan.
(11)	Principal Global Investors, LLC, the selling stockholder’s investment advisor, exercises voting and investment control over the securities.
(12)	Silver Point Capital, L.P. is the investment manager of the selling stockholder and, by reason of such status, may be deemed to be the beneficial owner of the securities held by the selling stockholder. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. and as a result, may be deemed to be the beneficial owner of the securities held by the selling stockholder. Edward A. Mule and Robert J. O’Shea are each members of Silver Point Capital Management, LLC and as a result, may be deemed to be the beneficial owner of the securities held by the selling stockholder.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we may enter into transactions with our directors, officers and 5% or greater stockholders.

Prior Stockholders Agreement

On April 12, 2010, CCMP Capital Investors II (AV-2), L.P., CCMP Energy I LTD., and CCMP Capital Investors (Cayman) II, L.P. the Company, CHK Energy Holdings, Altoma Energy GP, and Fischer Investments, L.L.C. entered into a Stockholders Agreement (the “Prior Stockholders Agreement”). The Prior Stockholders Agreement provided for certain general rights and restrictions, including board observer rights, informational rights, general restrictions on transfer of common stock, tag-along rights, preemptive rights, registration rights following a Qualified IPO (as defined in the Prior Stockholders Agreement) and, subject to certain limited exceptions, prohibitions on the sale or acquisition of our common stock that would result in a change of control, as such term was defined under our indentures for our senior notes. In connection with the January 13, 2014 sale of our stock owned by CHK Energy Holdings to Healthcare of Ontario Pension Plan Trust Fund, the Prior Stockholders Agreement was amended and restated to provide certain stockholder-specific rights and restrictions. Pursuant to our Reorganization Plan, upon our emergence from Chapter 11 bankruptcy on March 21, 2017, the Prior Stockholders Agreement was cancelled.

Stockholders Agreement

On the Effective Date pursuant to the Reorganization Plan, the Company entered into a new Stockholders Agreement (the “Stockholders Agreement”) with the holders of its common stock named therein to provide for certain general rights and restrictions for holders of common stock. The Stockholders Agreement provides for certain general rights and restrictions, including general restrictions, including:

•	restrictions on the authority of the Board to take certain actions, including but not limited to: (i) a merger, consolidation, or sale of all or substantially all of the Company’s assets; (ii) an acquisition outside the ordinary course of business or exceeding $125,000,000; (iii) any issuance of preferred stock or other capital stock of the Company senior to the Company common stock; (iv) an amendment, waiver or modification of the certificate of incorporation or bylaws of the Company; (v) an incurrence of new indebtedness that would result in the aggregate indebtedness of the Company exceeding $650,000,000; and (vi) with certain exceptions, an initial public offering on or prior to December 15, 2018, in each case without the approval of holders of at least two-thirds of the Company’s outstanding common stock;

•	restrictions on the authority of the Board to enter into or terminate affiliate transactions without the approval of a majority of disinterested members of the Board;

•	pre-emptive rights granted to holders of at least 0.5% of the Company’s outstanding common stock, allowing those holders, subject to certain exceptions, to purchase their pro rata share of any issuances or distributions of new securities by the Company;

•	information rights and inspection rights;

•	registration rights as described in the Registration Rights Agreement below; and

•	drag-along and tag-along rights.

The rights and preferences of each stockholder under the Stockholders Agreement will generally terminate on the earliest of (i) the termination of the agreement by the unanimous written consent of all stockholders of the Company who are parties to the Stockholders Agreement; (ii) the dissolution, liquidation or winding up of the Company; and (iii) the listing of the Company’s common stock on a U.S. national securities exchange registered with the SEC (whether in connection with an initial public offering or otherwise). See “Description of Capital Stock—Stockholders Agreement” for a more comprehensive discussion of our Stockholders Agreement.

Registration Rights Agreement

On the Effective Date pursuant to the Reorganization Plan, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the holders of its common stock named therein to provide for resale registration rights for the holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth therein. Under their underwritten offering registration rights, one or more holders holding, collectively, at least 20% of the aggregate number of Registrable Securities have the right to demand that the Company file a registration statement with the SEC, and further have the right to demand that the Company effectuate the distribution of any or all of such holder’s Registrable Securities by means of an underwritten offering pursuant to an effective registration statement, subject to certain limitations described in the Registration Rights Agreement. The holders’ piggyback registration rights provide that, if at any time the Company proposes to undertake a registered offering of Common Stock, whether or not for its own account, the Company must give at least 20 business days’ notice to all holders of Registrable Securities to allow them to include a specified number of their shares in the offering.

These registration rights are subject to certain conditions and limitations, including the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether any Registrable Securities are sold pursuant to a registration statement. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

Indemnification Agreements

We have indemnification agreements with Mark A. Fischer, K. Earl Reynolds, Joseph O. Evans, James M. Miller, Charles A. Fischer, Jr., Christopher Behrens and Will Jaudes. In addition, subsequent to the Effective Date, we entered into indemnification agreements with each of Messrs. Heineman, Brooks, Cabell, Langford, Moore and Shellum. These indemnification agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the General Corporation Law of Delaware. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.

The indemnification agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements will generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements will also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.

We are not obligated to indemnify the indemnitee with respect to claims brought by the indemnitee against:

•	us, except for:

•	claims regarding the indemnitee’s rights under the indemnification agreement;

•	claims to enforce a right to indemnification under any statute or law; and

•	counter-claims against us in a proceeding brought by us against the indemnitee; or

•	any other person, except for claims approved by our Board.

We also maintain director and officer liability insurance for the benefit of each of the above indemnitees. These policies include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnitees are named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

Our Board is responsible for approving all related party transactions between us and any officer or director that would potentially require disclosure. The Board expects that any transactions in which related persons have a direct or indirect interest will be presented to the Board for review and approval but we have no written policy in place at this time.

Director Independence

As discussed above under the heading “Management — Director Independence”, our Board uses the independence standards under the NYSE and the Board has determined that Messrs. Shellum, Moore, Langford, Brooks, Cabell and Heinemann are independent under these NYSE rules for purposes of service on the Board.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

The Company’s authorized capital stock consists of 205,000,000 shares, which include (i) 180,000,000 shares of Class A common stock, par value $0.01 per share, (ii) 20,000,000 shares of Class B common stock, par value $0.01 per share, and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share.

Class A and Class B Common Stock

The Class A shares and Class B shares have identical economic and voting rights, except that the Class B shares are subject to certain redemption provisions in the event the Company undertakes an underwritten public offering. The holders of Class A shares and Class B shares at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Company. Except as provided by law or in a preferred stock designation, holders of Class A shares and Class B shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. Dividends on Class A common stock and Class B Common Stock in the form of common stock or the right to receive common stock may be paid only in the form of Class A common stock and Class B common stock, respectively. All outstanding shares of common stock are fully paid and non-assessable. Except as described under “Stockholders Agreement” below, the holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Redemption and Conversion of Class B Common Stock

In connection with a demand for an underwritten offering pursuant to the Registration Rights Agreement by holders of at least 20% of the Company’s initial Registrable Securities (an “Underwritten Takedown”), Class B shares will be subject to redemption by the Company if there is an insufficient number of shares (such insufficient amount, the “Shortfall Number”) being offered for sale to successfully consummate the Underwritten Takedown or to create sufficient liquidity for optimal trading of Class A common stock. In such an event, holders of at least 20% of the issued and outstanding Class B common stock may cause the Company to (i) issue for sale in the Underwritten Takedown a number of Class A shares equal to the Shortfall Number and (ii) redeem a number of Class B shares equal to the Shortfall Number, on a pro rata basis, subject to certain conditions and limitations (a “Redemption”). If a Redemption occurs, the issuance of Class A shares and redemption of Class B shares will occur and be effective on the date that the Underwritten Takedown is consummated and the Company will promptly pay to holders whose Class B shares were redeemed a purchase price per share equal to the public offering price in the Underwritten Takedown, less fees and discounts. Any Class B shares so redeemed will be retired and not available for reissuance.

All Class B shares will automatically be converted into Class A shares on a one-for-one basis upon the earliest to occur of (i) December 15, 2018, (ii) a Redemption or (iii) a Public Listing (as defined below) in connection with an Underwritten Takedown or an initial public offering (any such case, a “Conversion”). Any Class B shares so converted will be retired and not available for reissuance.

The Company will maintain a number of authorized but unissued Class A shares sufficient to effect a Redemption or Conversion of all Class B shares.

Drag-Along Rights

At any time prior to the listing of our common stock on a national securities exchange in the United States, whether in connection with an initial public offering of our common stock or otherwise (a “Public Listing”), when a holder or group of holders of our common stock (the “Approving Shareholders”) propose to sell or otherwise dispose of more than 50% of our common stock to a third party, each holder of our common stock who is not an Approving Shareholder must vote in favor of, consent to and raise no objections to the proposed sale.

Tag-Along Rights

At any time prior to a Public Listing, a holder or group of holders of our common stock (the “Prospective Selling Shareholders”) who propose to sell or otherwise dispose of 25% or more of our common stock to a third party (other than in connection with an underwritten initial public offering that results in either: (1) aggregate cash proceeds over $75 million dollars or (2) at least 20% of our outstanding common stock being issued and sold to the public) must allow holders of our common stock who are not Prospective Selling Shareholders to participate in the proposed sale.

Stockholders Agreement

In connection with our emergence from bankruptcy in March 2017, we entered into the Stockholders Agreement with certain stockholders, providing for certain stockholders’ rights, including minority stockholder protections (including amendment provisions relating to such minority stockholder protections). Among other things, the Stockholders Agreement provides for the following:

•	Restrictions on Authority of the Board. Subject to specified exceptions, the Stockholders Agreement provides that we may not, and may not permit our subsidiaries to, take certain actions including but not limited to: (i) a merger, consolidation, or sale of all or substantially all of the Company’s assets; (ii) an acquisition outside the ordinary course of business or exceeding $125,000,000; (iii) any issuance of preferred stock or other capital stock of the Company senior to the Company common stock; (iv) an amendment, waiver or modification of the certificate of incorporation or bylaws of the Company; (v) an incurrence of new indebtedness that would result in the aggregate indebtedness of the Company exceeding $650,000,000; and (vi) with certain exceptions, an initial public offering on or prior to December 15, 2018, in each case without the approval of holders of at least two-thirds of the Company’s outstanding common stock;

•	Affiliate Transactions. The Stockholders Agreement provides restrictions on the authority of the board to enter into or terminate affiliate transactions without the approval of a majority of disinterested members of the board;

•	Information Rights. The Stockholders Agreement provides stockholders party to the Stockholders Agreement with certain information rights with respect to the Company.

•	Preemptive Rights. The Stockholders Agreement provides preemptive rights to any holder of at least 0.5% of our outstanding common stock, exercisable under certain circumstances, and subject to certain exceptions enumerated in the Stockholders Agreement, upon the issuance of new capital stock or convertible securities, options or warrants to purchase new capital stock.

•	Drag-Along and Tag-Along Rights. The stockholders party to the Stockholders Agreement acknowledge therein that they are subject to the drag-along and tag-along provisions set forth in the our Certificate of Incorporation, as described under “ – Drag-Along Rights” and “ – Tag-Along Rights” above.

•	Registration Rights. The Stockholders Agreement provides certain registration rights as described in the Registration Rights Agreement.

•	Amendment. Generally, amendments to the Stockholders Agreement must be approved by at least two-thirds of the outstanding shares of common stock subject to the Stockholders Agreement. However, amendments to certain provisions of the Stockholders Agreement require the approval of all stockholders who may be adversely affected by the amendment to such provisions or who would be disproportionately adversely affected relative to other stockholders by the amendment.

•	Termination. The Stockholders Agreement will terminate upon the earliest to occur of (i) the termination of the agreement by the unanimous written consent of all stockholders of the Company who are parties to the Stockholders Agreement; (ii) the dissolution, liquidation or winding up of the Company; or (iii) a Public Listing.

Preferred Stock

Our Certificate of Incorporation authorizes our board of directors, subject to any limitations prescribed by law and subject to the restrictions set forth in the Stockholders Agreement, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 5,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Warrants

On the Effective Date, the Company issued warrants to purchase up to 140,203 Class A shares. The warrants are exercisable until June 30, 2018 and are initially exercisable for one Class A share per warrant at an initial exercise price of $36.78 per share. The warrant holder will not, by virtue of holding or having a beneficial interest in a warrant, have the right to vote, to receive dividends, to consent, to receive notice as a stockholder of the Company in respect of any meeting of stockholders of the Company, or to exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent the warrant holder becomes a holder of record of Class A shares issued upon exercise of the warrants. Upon the occurrence of certain events constituting a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s equity securities or assets or other transaction, the warrant holder will have the right to receive, upon exercise of a warrant, the kind and amount of consideration that a holder of one share of common stock would have owned or been entitled to receive in connection with such event. The warrant holder may elect to exercise a warrant on a cashless basis such that no payment of cash will be required in connection with such exercise.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our Certificate of Incorporation and our Amended and Restated Bylaws (the “Bylaws”) described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

We elected to “opt out” of the provisions of Section 203 in our Certificate of Incorporation filed in connection with our emergence from bankruptcy.

Certificate of Incorporation and Bylaws

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Certificate of Incorporation and Bylaws:

•	permit our board of directors, subject to limitations prescribed by law and our Stockholders Agreement, to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by the affirmative vote of the holders of a majority of our then outstanding common stock);

•	provide that our Bylaws may only be amended by the affirmative vote of the holders of a majority of our then outstanding common stock or by resolution adopted by a majority of the directors);

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board or the board of directors;

•	eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation and Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Other Rights

Under the terms of our Certificate of Incorporation and the Bylaws, we are prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not currently make, and do not plan to make for the foreseeable future, any distributions on our common stock. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “— Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “— Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. Until our common stock is considered to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), all non-U.S. holders (regardless of the percentage of stock owned) generally would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. However, if our common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC. We are not certain that our stock will become regularly traded on an established securities market.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non- U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. Distributions of the common stock by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the common stock may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the common stock may be sold include:

•	privately negotiated transactions;

•	underwritten transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales;

•	through the writing of options on the shares, whether or not the options are listed on an options exchange;

•	through the distributions of the shares by any selling stockholder to its partners, members or stockholders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell common stock pursuant to Section 4(a)(2) of the Securities Act or under Rule 144 under the Securities Act, in each case if available, rather than under this prospectus.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the securities to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the securities for whom they may act as agent. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the common stock for sale under the Securities Act and to indemnify the selling stockholders and each person who participates as an underwriter in the offering of the common stock against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the securities under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders also may sell securities short and deliver them to close their short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424 or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any underwriters, dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling stockholders will sell any or all of the securities offered under this prospectus.

LEGAL MATTERS

Certain legal matters in connection with our common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Dallas, Texas.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Certain estimates of our net oil and natural gas reserves and related information included in this prospectus have been derived from reports prepared by Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P. All such information has been so included on the authority of such firms as experts regarding the matters contained in their reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.chaparralenergy.com. We intend to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Chaparral Energy, Inc.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Introduction	F-2
Unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2017	F-5
Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016	F-6
Notes to unaudited pro forma condensed financial statements	F-7
Unaudited Consolidated Financial Statements
Consolidated balance sheets as of March 31, 2017 (Successor) and December 31, 2016 (Predecessor)	F-11

Consolidated statements of operations for the periods of March  22, 2017 through March 31, 2017 (Successor) and January 1, 2017 through March 21, 2017 (Predecessor) and the three months ended March 31, 2016 (Predecessor)

F-13
Consolidated statements of stockholders’ equity (deficit) for the periods of March 22, 2017 through March 31, 2017 (Successor) and January 1, 2017 through March 21, 2017 (Predecessor)	F-14

Consolidated statements of cash flows for the periods of March  22, 2017 through March 31, 2017 (Successor) and January 1, 2017 through March 21, 2017 (Predecessor) and the three months ended March 31, 2016 (Predecessor)

F-15
Notes to consolidated financial statements (unaudited)	F-16
Audited Consolidated Financial Statements (Predecessor)
Report of independent registered public accounting firm	F-40
Consolidated balance sheets as of December 31, 2016 and 2015	F-41
Consolidated statements of operations for the years ended December 31, 2016, 2015, and 2014	F-43
Consolidated statements of stockholders’ equity (deficit) for the years ended December 31, 2016, 2015, and 2014	F-44
Consolidated statements of cash flows for the years ended December 31, 2016, 2015, and 2014	F-45
Notes to consolidated financial statements	F-46

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

Introduction

The following unaudited pro forma condensed consolidated financial information of Chaparral Energy, Inc. and its subsidiaries (collectively, “we”, “our”, “us”, or the “Company”) gives effect to the Company’s Reorganization Plan, as described below, which became effective March 21, 2017 (the “Effective Date”) as well as the effect of fresh start accounting. These unaudited pro forma condensed consolidated financial statements are based on the Company’s historical consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations are presented for the year ended December 31, 2016, and for the three months ended March 31, 2017. A pro forma balance sheet is not presented since the consolidated balance sheet as of March 31, 2017, disclosed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, reflects the transactions that have occurred herein. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2017, should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016 should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

The unaudited pro forma condensed consolidated financial statements are for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Effective Date had occurred on the dates indicated, nor are such financial statements necessarily indicative of the financial position or results of operations in future periods. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Reorganization Plan becoming effective and the adoption of fresh start accounting, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017, expected to have a continuing impact on the Company’s consolidated results.

Reorganization Plan

On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”). On March 10, 2017 (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on the Effective Date, the Reorganization Plan became effective and we emerged from bankruptcy.

Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Prior Credit Facility (collectively, the “Lenders”) and certain holders of our Senior Notes (collectively, the “Noteholders”), the following transactions occurred on or around the Effective Date:

•	On or around the Effective Date, we issued 44,982,142 shares of common stock of the reorganized company (“New Common Stock”), which were the result of the transactions described below. We also entered into a stockholders agreement and a Registration Rights Agreement and amended our certificate of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions;

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

•	The $1,267,410 of indebtedness, including accrued interest, attributable to our Senior Notes were exchanged for New Common Stock. In addition, we issued or reserved shares of New Common Stock to be exchanged in settlement of $2,439 of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% percent of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50,031 of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding Successor common shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding Successor common shares as a backstop fee;

•	Additional shares, representing seven percent of outstanding Successor common shares on a fully diluted basis, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility was restructured into a New Credit Facility consisting of a first-out revolving facility (“New Revolver”) and a second-out term loan (“New Term Loan”). On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444,440 was repaid while we received gross proceeds representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000;

•	We paid $6,954 for creditor-related professional fees and also funded a $11,000 segregated account for debtor-related professional fees in connection with the reorganization related transactions above;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders;

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the claims would be satisfied through issuance of Successor common shares.

Fresh start accounting

Upon emergence from bankruptcy, we qualified for and applied fresh start accounting to our financial statements as (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the Reorganization Plan was less than the post-petition liabilities and allowed claims.

Reorganization value represents the fair value of the Company’s total assets prior to the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the Company’s assets immediately after restructuring. The reorganization value was allocated to the Company’s individual assets based on their estimated fair values.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

The Company’s reorganization value was derived from enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt and equity. The enterprise value of the Company on the Effective Date, as approved by the Bankruptcy Court in support of the Plan, was estimated to be within a range of $1,050,000 to $1,350,000 with a mid-point value of $1,200,000. Based upon the various estimates and assumptions necessary for fresh start accounting, the estimated enterprise value was determined to be $1,200,000 before consideration of cash and cash equivalents and outstanding debt at the Effective Date. As a result, the reorganization value was determined to be $1,392,112 which was allocated to our individual assets based on their estimated fair values. For purposes of the accompanying unaudited pro forma condensed consolidated statements of operations, the Company utilized its estimated enterprise value of $1,200,000, which was determined as of the Effective Date, and applied such enterprise value as of January 1, 2016. Preparation of an actual valuation with assumptions and economic data as of January 1, 2016 would likely result in an enterprise value that is materially different than such valuation as of the Effective Date. The intent of the unaudited pro forma condensed consolidated statements of operations is to illustrate the effects of the Company’s Reorganization Plan and adoption of fresh start accounting based on the underlying economic factors as of the Effective Date.

The Company’s principal assets are its oil and gas properties, which are accounted for under the full cost method of accounting. The oil and gas properties include proved reserves and unevaluated leasehold acreage. With the assistance of valuation consultants, the Company estimated the fair value of its oil and gas properties based on the discounted cash flows expected to be generated from these assets. The computations were based on market conditions and reserves in place as of the Effective Date. Among the significant changes to the value of assets as a result of fresh start accounting include:

•	$559,535 increase in our unevaluated oil and gas properties primarily to capture the value of multiple unevaluated completion zones of our acreage in our STACK resource play to a carrying value of $585,574;

•	$59,815 increase in our proved oil and gas properties to a carrying value of $604,065; and

•	$18,987 increase in other property and equipment to a carrying value of $57,378.

Pro forma adjustments shown within the “Fresh Start Adjustments” column of the accompanying unaudited pro forma condensed consolidated statements of operations give effect to the application of fresh start accounting assuming effectiveness of the Reorganization Plan had occurred on January 1, 2016.

Chaparral Energy, Inc. and subsidiaries

Unaudited pro forma condensed consolidated statements of operations

For the three months ended March 31, 2017

			Pro Forma Adjustments					Pro Forma
	Historical	Historical	Reorganization		Fresh start			Condensed
(in thousands)	Successor	Predecessor	Adjustments		Adjustments			Consolidated
Revenues—commodity sales	$7,808	$66,531	$—		$—			$74,339
Costs and expenses:
Lease operating	4,259	19,941	(1,646)	a	—			22,554
Transportation and processing	361	2,034	—		—			2,395
Production taxes	316	2,417	—		—			2,733
Depreciation, depletion and amortization	3,414	24,915	—		615	b		28,944
General and administrative	5,744	6,843	(4,182)	a				8,405
Cost reduction initiatives	6	629	—		—			635

Total costs and expenses	14,100	56,779	(5,828)		615			65,666

Operating (loss) income	(6,292)	9,752	5,828		(615)			8,673
Non-operating (expense) income:
Interest expense	(650)	(5,862)	1,665	d	—			(4,847)
Derivative (losses) gains	(12,115)	48,006	—		—			35,891
Other (expense) income, net	(5)	1,373	—		—			1,368

Net non-operating (expense) income	(12,770)	43,517	1,665		—			32,412
Reorganization items, net	(620)	988,727	(347,043)	f	(641,684)	g		(620)

(Loss) income before income taxes	(19,682)	1,041,996	(339,550)		(642,299)			40,465
Income tax expense	1	37	—	h	—			38

Net (loss) income	$(19,683)	$1,041,959	$(339,550)		$(642,299)			$40,427

Basic and diluted net income per share							i	$0.90
Basic and diluted weighted average number of common shares outstanding							i	44,982,142

Chaparral Energy, Inc. and subsidiaries

Unaudited pro forma condensed consolidated statements of operations

For the year ended December 31, 2016

		Pro Forma Adjustments				Pro Forma
	Historical	Reorganization		Fresh Start		Condensed
(in thousands)	Predecessor	Adjustments		Adjustments		Consolidated
Revenues—commodity sales	$252,152	$—		$—		$252,152
Costs and expenses:
Lease operating	90,533	1,646	a	—		92,179
Transportation and processing	8,845	—		—		8,845
Production taxes	9,610	—		—		9,610
Depreciation, depletion and amortization	122,928	—		6,833	b	129,761
Loss on impairment of oil and gas assets	281,079	—		—		281,079
Loss on impairment of other assets	1,393	—		—		1,393
General and administrative	20,953	4,182	a	—		25,135
Liability management	9,396	(9,396)	c	—		—
Cost reduction initiatives	2,879	—		—		2,879

Total costs and expenses	547,616	(3,568)		6,833		550,881

Operating (loss) income	(295,464)	3,568		(6,833)		(298,729)
Non-operating (expense) income:
Interest expense	(64,242)	43,937	d	—		(20,305)
Derivative (losses) gains	(22,837)	—		—		(22,837)
Write-off of Senior Note issuance costs, discount and premium	(16,970)	16,970	e	—		—
Other income, net	411	—		—		411

Net non-operating (expense) income	(103,638)	60,907		—		(42,731)
Reorganization items, net	(16,720)	16,720	f	—		—

(Loss) income before income taxes	(415,822)	81,195		(6,833)		(341,460)
Income tax benefit	(102)	—	h	—		(102)

Net (loss) income	$(415,720)	$81,195		$(6,833)		$(341,358)

Basic and diluted net income per share					i	$(7.59)
Basic and diluted weighted average number of common shares outstanding					i	44,982,142

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

Basis of Presentation

The accompanying unaudited pro forma condensed consolidated statements of operations and explanatory notes present the operating results of Chaparral Energy, Inc. assuming the Reorganization Plan had occurred on January 1, 2016.

The unaudited pro forma condensed consolidated statement of operations are for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Reorganization Plan had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Reorganization Plan becoming effective and the adoption of fresh start accounting, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017, expected to have a continuing impact on the Company’s consolidated results

The following are descriptions of the columns included in the accompanying unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations:

Historical Predecessor — Represents historical condensed consolidated statements of operations of the Company for the year ended December 31, 2016 and the period from January 1 to March 21, 2017.

Historical Successor — Represents historical condensed consolidated statements of operations of the Company for the period from March 22 to March 31, 2017.

Pro Forma Adjustments — Represents the required adjustments to the condensed consolidated statements of operations assuming the Reorganization Plan occurred on January 1, 2016.

1. Pro Forma Adjustments

(a)	Bonus adjustment

Provisions set by the Bankruptcy Court during the pendency of our bankruptcy prevented us from paying bonuses in the ordinary course of business. Pursuant to these provisions, we did not accrue bonuses during 2016 and during the entire pendency of our bankruptcy within our historical statements of operations. Upon emergence, we recognized expense for the entire amount of our 2016 fiscal year bonus (paid in March 2017) as well as accrued a pro rata portion of our 2017 fiscal year bonus reflecting the first three months of 2017. Bonus expense is reflected in “lease operating” and “general and administrative” expense. The adjustment removes the impact of the bonus attributable to 2016 from the 2017 historical results and records them in the 2016 fiscal year.

(b)	Depreciation, depletion and amortization

The adjustment to oil and natural gas DD&A represents a depletion rate of $12.94 per Boe calculated using the depletable costs and reserve estimates updated for fresh start accounting after the Company’s emergence from bankruptcy. The Company did not adjust impairment expense as a result of this depletion adjustment. The adjustment to property and equipment DD&A represents depreciation on the fresh start basis of property and equipment and the impact or revisions in remaining useful lives. The adjustment to accretion on asset retirement obligation represents accretion on the fresh start beginning balance of asset retirement obligations utilizing updated credit adjusted risk free rates that were applied upon adoption of fresh start accounting.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

	Three months ended	Year ended
(in thousands)	March 31, 2017	December 31, 2016
Pro forma change to oil and natural gas DD&A	$941	$3,670
Pro forma change to property and equipment DD&A	(18)	2,879
Pro forma change to accretion on asset retirement obligations	(308)	284

Total pro forma adjustment to DD&A	$615	$6,833

(c)	Liability management

Liability management expense includes third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. As a result of our Chapter 11 petition, such expenses, to the extent that they are incremental and directly related to our bankruptcy reorganization, are reflected in “Reorganization items” in our consolidated statements of operations. The adjustment removes these expenses.

(d)	Interest expense

Expense is decreased to eliminate interest expense from the Prior Credit Facility and Senior Notes which also includes expense associated with bank fees, letter of credit fees, and amortization of issuance costs, discounts and premiums related to these facilities. This is partially offset by interest expense on our New Revolver and New Term Loan including estimated fees and related amortization of issuance costs and discount. Capitalized interest is also adjusted to reflect the revised debt balances and carrying value of purchased unevaluated oil and natural gas assets.

Three months ended
(in thousands)	March 31, 2017
Prior Credit Facility, including fees and amortization of issuance costs	(5,850)
New Term Loan, including amortization of discount	2,865
New Revolver, including fees and amortization of issuance costs	1,374
Adjustment to capitalized interest	(54)

Pro forma decrease to interest expense	$(1,665)

Year ended
(in thousands)	December 31. 2016
Senior Notes, including amortization of issuance costs, premium and discount	$(37,048)
Prior Credit Facility, including fees and amortization of issuance costs	(27,329)
New Term Loan, including amortization of discount	13,325
New Revolver, including fees and amortization of issuance costs	6,404
Adjustment to capitalized interest	711

Pro forma decrease to interest expense	$(43,937)

(e)	Write-off of Senior Note issuance costs, discount and premium

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

In March 2016 we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of $16,970. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount on March 31, 2016. The adjustment removed the write-off.

(f)	Reorganization items

Reorganization items reflect, where applicable, post-petition revenues, expenses, gains and losses that are direct and incremental as a result of the reorganization of the business. This also includes the gain recognized upon settlement of liabilities subject to compromise. The reorganization items below are nonrecurring and therefore removed.

	Predecessor
	Period from January 1, 2017	For the year ended
	through	December 31,
(in thousands)	March 21, 2017	2016
Gains on the settlement of liabilities subject to compromise	$(372,093)	$—
Professional fees	18,790	15,484
Rejection of employment contracts	4,573	—
Claims for non-performance of executory contracts	—	1,236
Write off unamortized issuance costs on Prior Credit Facility	1,687	—

Total reorganization items	$(347,043)	$16,720

The gain on settlement of liabilities subject to compromise was calculated as follows:

Senior Notes including interest	$1,267,410
Accounts payable and accrued liabilities	6,687
Accrued payroll and benefits payable	3,949
Revenue distribution payable	3,050

Total liabilities subject to compromise	1,281,096
Amounts settled in cash, reinstated or otherwise reserved at emergence	(10,089)
Fair value of equity issued in settlement of Senior Notes and certain general unsecured creditors	(898,914)

Gain on settlement of liabilities subject to compromise	$372,093

(g)	Fresh start fair value adjustment

The adjustment removes the nonrecurring gain from the fresh start fair value adjustment to the Company’s assets and liabilities as follows:

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share amounts, unless otherwise noted)

(in thousands)
Fresh start adjustment on property and equipment	$18,987
Fresh start adjustment on proved oil and natural gas assets	59,815
Fresh start adjustment on unevaluated oil and natural gas assets	559,535
Fresh start adjustment on other assets	590
Fresh start adjustment on asset retirement obligations	2,757

Total fresh start accounting gain to be reversed	$641,684

(h)	Income tax expense

The Company’s historical income taxes expense during the Successor and Predecessor periods in 2017 as well as during the Predecessor 12 months ended December 31, 2016, reflect its obligation for Texas margin tax on gross revenues less certain deductions, and therefore do not fluctuate relative to the other components of net income. The Company currently has sufficient net operating loss carryforwards to offset any pro forma net income contemplated herein although the net operating loss carryforwards are currently fully offset by a valuation allowance. Similarly, deferred tax assets that arise from any pro forma contemplated net losses will be subject to a full valuation allowance. Therefore no pro forma adjustments to income tax expense are necessary.

(i)	Earnings per share

The Company has not historically presented earnings per share since its common stock did not previously trade in a public market either on a stock exchange or in the over-the-counter market. However, the OTCQB tier of the OTC Markets Group Inc. began quoting the Company’s Class A common stock on May 26, 2017 under the symbol “CHPE”. From May 18, 2017 through May 25, 2017, the Company’s Class A common stock was quoted on the OTC Pink market place under the symbol “CHHP”. The Company’s Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system. Pro forma earnings per share is presented based on the 44,982,142 shares that were issued pursuant to the Company’s Reorganization Plan. Potentially dilutive securities currently outstanding consists of warrants to purchase common stock at an exercise price of $36.78 per share which would have been antidulutive based on average trading prices since the Company’s common stock began trading on the over-counter market.

*                *                 *

Chaparral Energy, Inc. and subsidiaries

Consolidated balance sheets

	Successor	Predecessor
	March 31,	December 31,
(dollars in thousands, except share data)	2017	2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$32,494	$186,480
Accounts receivable, net	50,418	46,226
Inventories, net	6,847	7,351
Prepaid expenses	4,319	3,886
Derivative instruments	10,001	—

Total current assets	104,079	243,943
Property and equipment, net	56,136	41,347
Oil and natural gas properties, using the full cost method:
Proved	608,789	4,323,964
Unevaluated (excluded from the amortization base)	586,672	20,353
Accumulated depreciation, depletion, amortization and impairment	(3,034)	(3,789,133)

Total oil and natural gas properties	1,192,427	555,184
Derivative instruments	9,544	—
Other assets	5,988	5,513

Total assets	$1,368,174	$845,987

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated balance sheets—continued

	Successor	Predecessor
	March 31,	December 31,
(dollars in thousands, except share data)	2017	2016
	(unaudited)
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$60,262	$42,442
Accrued payroll and benefits payable	7,358	3,459
Accrued interest payable	—	732
Revenue distribution payable	12,535	9,426
Long-term debt and capital leases, classified as current	4,588	469,112
Derivative instruments	—	7,525

Total current liabilities	84,743	532,696
Long-term debt and capital leases, less current maturities	288,991	—
Derivative instruments	—	5,844
Deferred compensation	529	—
Asset retirement obligations	64,531	65,456
Liabilities subject to compromise	—	1,284,144
Commitments and contingencies (Note 10)
Stockholders’ equity (deficit):
Predecessor preferred stock, 600,000 shares authorized, none issued and outstanding as of December 31, 2016	—	—
Predecessor Class A Common stock, $0.01 par value, 10,000,000 shares authorized and 333,686 shares issued and outstanding as of December 31, 2016	—	4
Predecessor Class B Common stock, $0.01 par value, 10,000,000 shares authorized and 344,859 shares issued and outstanding as of December 31, 2016	—	3
Predecessor Class C Common stock, $0.01 par value, 10,000,000 shares authorized and 209,882 shares issued and outstanding as of December 31, 2016	—	2
Predecessor Class E Common stock, $0.01 par value, 10,000,000 shares authorized and 504,276 shares issued and outstanding as of December 31, 2016	—	5
Predecessor Class F Common stock, $0.01 par value, 1 share authorized, issued, and outstanding as of December 31, 2016	—	—
Predecessor Class G Common stock, $0.01 par value, 3 shares authorized and 2 shares issued and outstanding as of December 31, 2016	—	—
Predecessor additional paid in capital	—	425,231
Successor preferred stock, 5,000,000 shares authorized, none issued and outstanding	—	—
Successor Class A Common stock, $0.01 par value, 180,000,000 shares authorized and 37,110,630 shares issued and outstanding as of March 31, 2017	371	—
Successor Class B Common stock, $0.01 par value, 20,000,000 shares authorized and 7,871,512 shares issued and outstanding as of March 31, 2017	79	—
Successor additional paid in capital	948,613	—
Accumulated deficit	(19,683)	(1,467,398)

Total stockholders’ equity (deficit)	929,380	(1,042,153)

Total liabilities and stockholders’ equity (deficit)	$1,368,174	$845,987

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of operations

(Unaudited)

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Revenues—commodity sales	$7,808	$66,531	$48,239
Costs and expenses:
Lease operating	4,259	19,941	23,415
Transportation and processing	361	2,034	1,879
Production taxes	316	2,417	1,756
Depreciation, depletion and amortization	3,414	24,915	31,808
Loss on impairment of oil and gas assets	—	—	77,896
General and administrative	5,744	6,843	6,489
Liability management	—	—	5,589
Cost reduction initiatives	6	629	3,125

Total costs and expenses	14,100	56,779	151,957

Operating (loss) income	(6,292)	9,752	(103,718)
Non-operating (expense) income:
Interest expense	(650)	(5,862)	(29,654)
Derivative (losses) gains	(12,115)	48,006	11,932
Write-off of Senior Note issuance costs, discount and premium	—	—	(16,970)
Other (expense) income, net	(5)	1,373	136

Net non-operating (expense) income	(12,770)	43,517	(34,556)
Reorganization items, net	(620)	988,727	—

(Loss) income before income taxes	(19,682)	1,041,996	(138,274)
Income tax expense	1	37	132

Net (loss) income	$(19,683)	$1,041,959	$(138,406)

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of stockholders’ equity (deficit)

				Retained
			Additional	earnings
	Common stock		paid in	(accumulated
(dollars in thousands)	Shares	Amount	capital	deficit)	Total
Balance at December 31, 2016—Predecessor	1,392,706	$14	$425,231	$(1,467,398)	$(1,042,153)
Restricted stock forfeited	(1,454)	—	—	—	—
Restricted stock cancelled	(8,964)	—	—	—	—
Stock-based compensation	—	—	194	—	194
Net income	—	—	—	1,041,959	1,041,959

Balance at March 21, 2017—Predecessor	1,382,288	14	425,425	(425,439)	—
Cancellation of Predecessor equity	(1,382,288)	(14)	(425,425)	425,439	—
Balance at March 21, 2017—Predecessor	—	—	—	—	—

Issuance of Successor common stock—rights offering	4,197,210	42	49,985	—	50,027
Issuance of Successor common stock—backstop premium	367,030	4	—	—	4
Issuance of Successor common stock—settlement of claims	40,417,902	404	898,510	—	898,914
Issuance of Successor warrants	—	—	118	—	118

Balance at March 21, 2017—Successor	44,982,142	450	948,613	—	949,063
Net loss	—	—	—	(19,683)	(19,683)

Balance at March 31, 2017—Successor	44,982,142	$450	$948,613	$(19,683)	$929,380

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of cash flows

(Unaudited)

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Cash flows from operating activities
Net (loss) income	$(19,683)	$1,041,959	$(138,406)
Adjustments to reconcile net loss to net cash provided by operating activities
Non-cash reorganization items	—	(1,012,090)	—
Depreciation, depletion and amortization	3,414	24,915	31,808
Loss on impairment of assets	—	—	77,896
Write-off of Senior Note issuance costs, discount and premium	—	—	16,970
Derivative losses (gains)	12,115	(48,006)	(11,932)
Gain on sale of assets	—	(206)	(68)
Other	1,012	645	1,554
Change in assets and liabilities
Accounts receivable	(3,577)	198	6,262
Inventories	38	466	1,285
Prepaid expenses and other assets	180	(497)	159
Accounts payable and accrued liabilities	(3,423)	8,733	7,939
Revenue distribution payable	1,510	(1,875)	(2,763)
Deferred compensation	13	143	(955)

Net cash (used in) provided by operating activities	(8,401)	14,385	(10,251)
Cash flows from investing activities
Expenditures for property, plant, and equipment and oil and natural gas properties	(5,832)	(31,179)	(47,087)
Proceeds from asset dispositions	—	1,884	471
Proceeds from derivative instruments	1,692	1,285	47,486

Net cash (used in) provided by investing activities	(4,140)	(28,010)	870
Cash flows from financing activities
Proceeds from long-term debt	—	270,000	181,000
Repayment of long-term debt	(19)	(444,785)	(597)
Proceeds from rights offering, net	—	50,031	—
Principal payments under capital lease obligations	(69)	(568)	(614)
Payment of other financing fees	—	(2,410)	—

Net cash (used in) provided by financing activities	(88)	(127,732)	179,789

Net (decrease) increase in cash and cash equivalents	(12,629)	(141,357)	170,408
Cash and cash equivalents at beginning of period	45,123	186,480	17,065

Cash and cash equivalents at end of period	$32,494	$45,123	$187,473

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited)

(dollars in thousands, unless otherwise noted)

Note 1: Nature of operations and summary of significant accounting policies

Nature of operations

Chaparral Energy, Inc. and its subsidiaries, (collectively, “we”, “our”, “us”, or the “Company”) are involved in the acquisition, exploration, development, production and operation of oil and natural gas properties. Our properties are located primarily in Oklahoma and Texas. To facilitate our financial statement presentations, we refer to the post-emergence reorganized company in these consolidated financial statements and footnotes as the “Successor” for periods subsequent to March 21, 2017, and to the pre-emergence company as “Predecessor” for periods prior to March 21, 2017. As discussed in “Note 2—Chapter 11 Reorganization,” we filed voluntary petitions for bankruptcy relief and subsequently operated as debtor in possession, in accordance with the applicable provisions of the Bankruptcy Code, until our emergence from bankruptcy on March 21, 2017. The cancellation of all existing shares outstanding followed by the issuance of new shares in the reorganized Company upon our emergence from bankruptcy caused a related change of control under US GAAP. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Reorganization Plan, the Company’s consolidated financial statements on or after March 21, 2017, are not comparable with the consolidated financial statements prior to that date.

Interim financial statements

The accompanying unaudited consolidated interim financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC and do not include all of the financial information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. These financial statements and the notes thereto should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2016.

The financial information as of March 31, 2017, and for the periods of March 22, 2017, through March 31, 2017 (Successor), and January 1, 2017, through March 21, 2017 (Predecessor), and the three months ended March 31, 2016, is unaudited. The financial information as of December 31, 2016, has been derived from the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016. In management’s opinion, such information contains all adjustments considered necessary for a fair presentation of the results of the interim periods. The results of operations for the periods of March 22, 2017, through March 31, 2017 (Successor), and January 1, 2017, through March 21, 2017 (Predecessor), are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2017.

Cash and cash equivalents

We maintain cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. As of March 31, 2017, cash with a recorded balance totaling approximately $27,600 was held at JP Morgan Chase Bank, N.A. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on such accounts.

As of March 31, 2017 we had restricted cash of $14,200 which is included in “Cash and cash equivalents” in our consolidated balance sheets. The restricted funds were maintained primarily to pay debtor related professional fees associated with our reorganization as well as certain convenience class unsecured claims upon our emergence from bankruptcy. As of December 31, 2016, we had restricted cash of $1,400 which was required to be maintained during the pendency of our bankruptcy.

Accounts receivable

We have receivables from joint interest owners and oil and natural gas purchasers which are generally uncollateralized. Accounts receivable consisted of the following at March 31, 2017, and December 31, 2016:

	Successor	Predecessor
	March 31,	December 31,
	2017	2016
Joint interests	$13,304	$13,818
Accrued commodity sales	32,460	31,304
Derivative settlements	3,231	—
Other	2,016	1,657
Allowance for doubtful accounts	(593)	(553)

	$50,418	$46,226

Inventories

Inventories consisted of the following at March 31, 2017, and December 31, 2016:

	Successor	Predecessor
	March 31,	December 31,
	2017	2016
Equipment inventory	$5,326	$8,165
Commodities	1,521	1,418
Inventory valuation allowance	—	(2,232)

	$6,847	$7,351

Oil and natural gas properties

Costs associated with unevaluated oil and natural gas properties are excluded from the amortizable base until a determination has been made as to the existence of proved reserves. Unevaluated leasehold costs are transferred to the amortization base with the costs of drilling the related well upon proving up reserves of a successful well or upon determination of a dry or uneconomic well, under a process that is conducted each quarter. Furthermore, unevaluated oil and natural gas properties are reviewed for impairment if events and circumstances exist that indicate a possible decline in the recoverability of the carrying amount of such property. The impairment assessment is conducted at least once annually and whenever there are indicators that an impairment has occurred. In assessing whether an impairment has occurred, we consider factors such as intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. Upon determination of an impairment, all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization. The processes above are applied to unevaluated oil and natural gas properties on an individual basis or as a group if properties are individually insignificant.

In the past, the costs associated with unevaluated properties typically relate to acquisition costs of unproved acreage. However, as a result of fresh start accounting, substantially all of the carrying value of our unevaluated properties are the result of a fair value increase to reflect the value of our acreage in our STACK play (see “Note 3—Fresh start accounting”).

The costs of unevaluated oil and natural gas properties consisted of the following at March 31, 2017, and December 31, 2016:

	Successor	Predecessor
	March 31,	December 31,
	2017	2016
Leasehold acquisitions	$579,151	$15,455
Capitalized interest	54	1,894
Wells and facilities in progress of completion	7,467	3,004

Total unevaluated oil and natural gas properties excluded from amortization	$586,672	$20,353

Ceiling Test. In accordance with the full cost method of accounting, the net capitalized costs of oil and natural gas properties are not to exceed their related PV-10 value, net of tax considerations, plus the cost of unproved properties not being amortized.

Our estimates of oil and natural gas reserves as of March 31, 2017, were prepared using an average price for oil and natural gas on the first day of each month for the prior twelve months as required by the SEC. As discussed in “Note 3—Fresh start accounting,” our application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value. The estimated fresh start fair value along with adjustments for activity between March 21, 2017, and the end of the first quarter of 2017 as well as the increase in SEC average prices resulted in a carrying value that was below the full cost ceiling at quarter-end and thus a ceiling test write-down was not required.

Income taxes

We recorded income tax expense during the Successor and Predecessor periods in 2017 to reflect our obligation for current Texas margin tax on gross revenues less certain deductions. We did not record any net deferred tax benefit in the Successor or Predecessor periods in 2017 as any deferred tax asset arising from the benefit is reduced by a valuation allowance.

A valuation allowance for deferred tax assets, including net operating losses, is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry.

As of the bankruptcy emergence date of March 21, 2017, we are in a net deferred tax asset position and based on our anticipated operating results in subsequent quarters, we project being in a net deferred tax asset position at December 31, 2017. We believe it is more likely than not that these deferred tax assets will not be realized, and accordingly, recorded a full valuation allowance against our net deferred tax assets as of March 21, 2017, and as of March 31, 2017.

We will continue to evaluate whether the valuation allowance is needed in future reporting periods. The valuation allowance will remain until we can determine that the net deferred tax assets are more likely than not to be realized. Future events or new evidence which may lead us to conclude that it is more likely than not that its net deferred tax assets will be realized include, but are not limited to, cumulative historical pre-tax earnings, improvements in oil prices, and taxable events that could result from one or more transactions. The valuation allowance does not prevent future utilization of the tax attributes if we recognize taxable income. As long as we conclude that the valuation allowance against its net deferred tax assets is necessary, we likely will not have any additional deferred income tax expense or benefit.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions at March 31, 2017, and December 31, 2016.

As described in “Note 2—Chapter 11 Reorganization,” elements of the Reorganization Plan provided that our indebtedness related to Senior Notes and certain general unsecured claims were exchanged Successor common stock in settlement of those claims. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. As a result of the market value of equity upon emergence from Chapter 11 bankruptcy proceedings, the estimated amount of CODI is approximately $61,000, which will reduce the value of the Company’s net operating losses. The actual reduction in tax attributes does not occur until the first day of the Company’s tax year subsequent to the date of emergence, or January 1, 2018. The reduction of net operating losses is expected to be fully offset by a corresponding decrease in valuation allowance.

The IRC provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the IRC Section 382. We analyzed alternatives available within the IRC to taxpayers in Chapter 11 bankruptcy proceedings in order to minimize the impact of the ownership change and cancellation of indebtedness income on its tax attributes. Upon filing its 2017 U.S. Federal income tax return, we plan to elect an available alternative which would likely result in the Company experiencing a limitation that subjects existing tax attributes at emergence to an IRC Section 382 limitation that could result in some or all of the remaining net operating loss carryforwards expiring unused. However, we will continue to evaluate the remaining available alternatives which would not subject existing tax attributes to an IRC Section 382 limitation.

Liability management

Liability management expense includes third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. As a result of our Chapter 11 petition, such expenses, to the extent that they are incremental and directly related to our bankruptcy reorganization, are reflected in “Reorganization items” in our consolidated statements of operations.

Cost reduction initiatives

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to the depressed commodity pricing environment. The expense consists of costs for one-time severance and termination benefits in connection with our reductions in force and third party legal and professional services we have engaged to assist in our cost savings initiatives as follows:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
One-time severance and termination benefits	$1	$608	$3,036
Professional fees	5	21	89

Total cost reduction initiatives expense	$6	$629	$3,125

Recently adopted accounting pronouncements

In March 2016, the FASB issued authoritative guidance with the objective to simplify several aspects of the accounting for share-based payments, including accounting for income taxes when awards vest or are settled, statutory withholdings and accounting for forfeitures. Classification of these aspects on the statement of cash flows is also addressed. We have adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements of results of operation. We did not have any previously unrecognized excess tax benefits that required an adjustment to the opening balance of retained earnings under the modified retrospective transition method required by the guidance.

In March 2016, the FASB issued authoritative guidance that clarifies that the assessment of whether an embedded contingent put or call option in a financial instrument is clearly and closely related to the debt host requires only an analysis of the four-step decision sequence described in ASC 815. We adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements or results of operations.

In August 2014, the FASB issued authoritative guidance that required entities to evaluate whether there is substantial doubt about their ability to continue as a going concern and required additional disclosures if certain criteria were met. The guidance was adopted on December 31, 2016, and other than discussions regarding our emergence from bankruptcy and the related exit financing in “Note 2 — Chapter 11 reorganization” and “Note 6—Debt”, there were no additional required disclosures as contemplated by this guidance.

Recently issued accounting pronouncements

In January 2017, the FASB issued authoritative guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities constitutes a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described under updated revenue recognition guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We expect that adoption of the new guidance may reduce the likelihood that a future transaction would be accounted for as a business combination although such a determination may require a greater degree of judgment.

In May 2014, the FASB issued authoritative guidance that supersedes previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The new standard allows for either full retrospective adoption, meaning the standard is applied to all periods presented in the financial statements, or modified retrospective adoption, meaning the standard is applied only to the most current period presented. During 2015 and 2016, the FASB released further updates that, among others, provided supplemental guidance and clarification to this topic including clarification on principal vs. agent considerations and identifying performance obligations and licensing. We are currently evaluating the effect the new standard and its subsequent updates will have on our financial statements and results of operations. In 2017, we established an implementation team and engaged external advisers to develop a multi-phase plan to assess our business and contracts, as well as any changes to processes to adopt the requirements of the new standard and its related updates.

In January 2016, the FASB issued authoritative guidance that amends existing requirements on the classification and measurement of financial instruments. The standard principally affects accounting for equity investments and financial liabilities where the fair value option has been elected. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods thereafter. Early adoption of certain provisions is permitted. We do not expect this guidance to materially impact our financial statements or results of operations.

In February 2016, the FASB issued authoritative guidance significantly amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. Furthermore, all leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. For public business entities, this guidance is effective for fiscal periods beginning after December 15, 2018 and interim periods thereafter, and should be applied using a modified retrospective approach. Early adoption is permitted. Based on an assessment of our current operating leases, which are predominantly comprised of leases for CO2 compressors, we do not expect this guidance to materially impact our balance sheet or results of operations. However, we also enter into contractual arrangements relating to rights of ways or surface use that are typical of upstream oil and gas operations. We are currently assessing whether such arrangements are included in the new guidance and the potential impact, if any, on our financial statements or results of operations from these arrangements.

In June 2016, the FASB issued authoritative guidance which modifies the measurement of expected credit losses of certain financial instruments. The guidance is effective for fiscal years beginning after December 15, 2020, however early adoption is permitted for fiscal years beginning after December 15, 2018. The updated guidance impacts our financial statements primarily due to its effect on our accounts receivables. Our history of accounts receivable credit losses almost entirely relates to receivables from joint interest owners in our operated oil and natural gas wells. Based on this history and on mitigating actions we are permitted to take such as netting past due amounts against revenue and assuming title to the working interest, we do not expect this guidance to materially impact our financial statements or results of operations.

In August 2016, the FASB issued authoritative guidance which provides clarification on how certain cash receipts and cash payments are presented and classified on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and is required to be adopted using a retrospective approach if practicable. Early adoption is permitted. We do not expect this guidance to have a material impact on our consolidated statement of cash flows.

Note 2: Chapter 11 reorganization

Bankruptcy petition and emergence. On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017 (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Debtor-In-Possession. During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid (subject to limitations applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities for production and other related taxes and funds belonging to third parties, including royalty and working interest holders. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

Automatic Stay. Subject to certain exceptions, under the Bankruptcy Code, the filing of the bankruptcy petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or the filing of other actions against us or our property to recover, collect or secure a claim arising prior to the Petition Date. Absent an order from the Bankruptcy Court, substantially all of our pre-petition liabilities were subject to settlement under the Bankruptcy Code.

Plan of Reorganization. Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Prior Credit Facility (collectively, the “Lenders”) and certain holders of our Senior Notes (collectively, the “Noteholders”), the following transactions occurred on or around the Effective Date:

•	On or around the Effective Date, we issued 44,982,142 shares of common stock of the reorganized company (“New Common Stock”), which were the result of the transactions described below. We also entered into a stockholders agreement and a Registration Rights Agreement and amended our certificate of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions.

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

•	The $1,267,410 of indebtedness, including accrued interest, attributable to our Senior Notes were exchanged for New Common Stock. In addition, we issued or reserved shares of New Common Stock to be exchanged in settlement of $2,439 of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% percent of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50,031 of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding Successor common shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding Successor common shares as a backstop fee;

•	Additional shares, representing seven percent of outstanding Successor common shares on a fully diluted basis, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility was restructured into a New Credit Facility consisting of a first-out revolving facility (“New Revolver”) and a second-out term loan (“New Term Loan”). On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444,440 was repaid while we received gross proceeds representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000. For more information refer to “Note 5—Debt;”

•	We paid $6,954 for creditor-related professional fees and also funded a $11,000 segregated account for debtor-related professional fees in connection with the reorganization related transactions above;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders;

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgement or settlement of the claims would be satisfied through issuance of Successor common shares.

In support of the Reorganization Plan, the Company estimated the enterprise value of the Successor to be in the range of $1,050,000 to $1,350,000, which was subsequently approved by the Bankruptcy Court. In accordance with the Reorganization Plan, our post-emergence board of directors is made up of seven directors consisting of the Chief Executive Officer of the post-emergence Company (K. Earl Reynolds) and six non-employee members. Our new board members are Mr. Robert Heineman (Chairman of the Board), Mr. Douglas Brooks, Mr. Kenneth Moore, Mr. Matthew Cabell, Mr. Samuel Langford and Mr. Gysle Shellum.

Liabilities Subject to Compromise. In accordance with ASC 852 “Reorganizations,” our financial statements include amounts classified as liabilities subject to compromise which represent estimates of pre-petition obligations that were allowed as claims in our bankruptcy case. These liabilities are reported at the amounts allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The amounts disclosed below as of March 21, 2017, reflect the liabilities immediately prior to our Reorganization Plan becoming effective:

	Predecessor
	March 21, 2017	December 31, 2016
Accounts payable and accrued liabilities	$6,687	$9,212
Accrued payroll and benefits payable	3,949	4,048
Revenue distribution payable	3,050	3,474
Senior Notes and associated accrued interest	1,267,410	1,267,410

Liabilities subject to compromise	$1,281,096	$1,284,144

Note 3: Fresh start accounting

Upon emergence from bankruptcy, we qualified for and applied fresh start accounting to our financial statements in accordance with the provisions set forth in ASC 852 as (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the Reorganization Plan was less than the post-petition liabilities and allowed claims.

Adopting fresh start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit. The cancellation of all existing shares outstanding on the Effective Date and issuance of new shares in the reorganized Company caused a related change of control under US GAAP. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Reorganization Plan, the Predecessor and Successor periods may lack comparability, as required in Accounting Standards Codification Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor periods.

Enterprise Value and Reorganization Value

Reorganization value represents the fair value of the Company’s total assets prior to the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the Company’s assets immediately after restructuring. The reorganization value was allocated to the Company’s individual assets based on their estimated fair values.

The Company’s reorganization value was derived from enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt and equity. The enterprise value of the Company on the Effective Date, as approved by the Bankruptcy Court in support of the Plan, was estimated to be within a range of $1,050,000 to $1,350,000 with a mid-point value of $1,200,000. Based upon the various estimates and assumptions necessary for fresh start accounting, as further discussed below, the estimated enterprise value was determined to be $1,200,000 before consideration of cash and cash equivalents and outstanding debt at the Effective Date.

The following table reconciles the enterprise value to the estimated fair value of the Successor’s common stock as of the Effective Date:

Enterprise value	$1,200,000
Plus: cash and cash equivalents	45,123
Less: fair value of outstanding debt	(296,061)
Less: fair value of warrants (consideration for previously accrued consulting fees)	(118)

Fair value of Successor common stock on the Effective Date	$948,944

Total shares issued under the Reorganization Plan	44,982,142
Per share value (1)	$21.10

(1)	The per share value shown above is calculated based upon the financial information determined using US GAAP at the Effective Date.

The following table reconciles the enterprise value to the estimated reorganization value of the Successor’s assets as of the Effective Date:

Enterprise value	$1,200,000
Plus: cash and cash equivalents	45,123
Plus: current liabilities	82,254
Plus: noncurrent liabilities excluding long-term debt	64,735

Reorganization value of Successor assets	$1,392,112

Valuation of Oil and Gas Properties

The Company’s principal assets are its oil and gas properties, which are accounted for under the full cost method of accounting. The oil and gas properties include proved reserves and unevaluated leasehold acreage. With the assistance of valuation consultants, the Company estimated the fair value of its oil and gas properties based on the discounted cash flows expected to be generated from these assets. The computations were based on market conditions and reserves in place as of the Effective Date.

The fair value analysis was based on the Company’s estimates of proved, probable and possible reserves developed internally by the Company’s reservoir engineers. Discounted cash flow models were prepared using the estimated future revenues and development and operating costs for all developed wells and undeveloped locations comprising the proved, probable and possible reserves. The value estimated for probable and possible reserves was utilized as an estimate of the fair value of the Company’s unevaluated leasehold acreage, which was further corroborated against comparable market transactions. Future revenues were based upon the forward NYMEX strip for oil and natural gas prices as of the Effective Date, adjusted for differentials realized by the Company. Development and operating cost estimates for the oil and gas properties were adjusted for inflation. The after-tax cash flows were discounted to the Effective Date at discount rate of 8.5%. This discount rate was derived from a weighted average cost of capital computation which utilized a blended expected cost of debt and expected return on equity for similar industry participants. Risk adjustment factors were applied to the values derived for the proved non-producing, proved undeveloped, probable and possible reserve categories based on consideration of the risks associated with geology, drilling success rates, development costs and the timing of development and extraction. The discounted cash flow models also included depletion, depreciation and income tax expense associated with an after-tax valuation analysis.

From this analysis the Company estimated the fair value of its proved reserves and undeveloped leasehold acreage to be $604,065 and $585,574, respectively, as of the Effective Date. These amounts are reflected in the Fresh Start Adjustments item (i) below.

Other valuations

Our adoption of fresh start accounting also required adjustments to certain other assets and liabilities on our balance sheet including property and equipment, other assets and asset retirement obligations.

Property and equipment — consists of real property which includes our headquarters, field offices and pasture land, and personal property which includes vehicles, machinery and equipment, office equipment and fixtures and a natural gas pipeline. These assets were valued using a combination of cost, income and market approaches with the exception of pasture land where we relied on government data to determine fair value.

Other assets — includes, among others, an equity investment in a company that operates ethanol plants. The equity investment was valued utilizing a combination of the market approaches such as the guideline public company method and the similar transactions method.

Asset retirement obligations — our fresh start updates to these obligations included application of the Successor’s credit adjusted risk free rate, which now incorporates a term structure based on the estimated timing of plugging activity, and resetting all obligations to a single layer.

Consolidated Balance Sheet

The following consolidated balance sheet is as of March 21, 2017. This consolidated balance sheet includes adjustments that reflect the consummation of the transactions contemplated by the Reorganization Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”) as of the Effective Date:

		Reorganization			Fresh Start
	Predecessor	Adjustments			Adjustments			Successor
Assets
Current assets:
Cash and cash equivalents	$180,456	$(135,333)	(a	)	$—			$45,123
Accounts receivable, net	46,837	—			—			46,837
Inventories, net	6,885	—			—			6,885
Prepaid expenses	4,933	(535)	(b	)	—			4,398
Derivative instruments	19,058	—			—			19,058

Total current assets	258,169	(135,868)			—			122,301
Property and equipment	38,391	—			18,987	(i	)	57,378
Oil and natural gas properties, using the full cost method:
Proved	4,355,576	—			(3,751,511)	(i	)	604,065
Unevaluated (excluded from the amortization base)	26,039	—			559,535	(i	)	585,574
Accumulated depreciation, depletion, amortization and impairment	(3,811,326)	—			3,811,326	(i	)	—

Total oil and natural gas properties	570,289	—			619,350	(i	)	1,189,639
Derivative instruments	14,295	—			—			14,295
Other assets	5,499	2,410	(c	)	590	(i	)	8,499

Total assets	$886,643	$(133,458)			$638,927			$1,392,112

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$64,413	$(2,737)	(a	)(d)	$—			$61,676
Accrued payroll and benefits payable	7,366	2,186	(d	)	—			9,552
Accrued interest payable	2,095	(2,095)	(a	)	—			—
Revenue distribution payable	7,975	3,050	(d	)	—			11,025
Long-term debt and capital leases, classified as current	468,814	(464,182)	(e	)	—			4,632

Total current liabilities	550,663	(463,778)			—			86,885
Long-term debt and capital leases, less current maturities	—	291,429	(f	)	—			291,429
Deferred compensation	—	519	(d	)	—			519
Asset retirement obligations	66,973	—			(2,757)	(i	)	64,216
Liabilities subject to compromise	1,281,096	(1,281,096)	(d	)	—			—
Commitments and contingencies
Stockholders’ (deficit) equity:
Predecessor common stock	14	(14)	(g	)	—			—
Predecessor additional paid in capital	425,425	(425,425)	(g	)	—			—
Successor common stock	—	450	(g	)	—			450
Successor additional paid in capital	—	948,613	(g	)	—			948,613
(Accumulated deficit) retained earnings	(1,437,528)	795,844	(h	)	641,684	(j	)	—

Total stockholders’ (deficit) equity	(1,012,089)	1,319,468			641,684			949,063

Total liabilities and stockholders’ equity (deficit)	$886,643	$(133,458)			$638,927			$1,392,112

Reorganization adjustments

(a)	Adjustments reflect the following net cash payments recorded as of the Effective Date from implementation of the Plan:

Cash proceeds from rights offering	$50,031
Cash proceeds from New Term Loan	150,000
Cash proceeds from New Revolver	120,000
Fees paid to lender for New Term Loan	(750)
Fees paid to lender for New Revolver	(1,125)
Payment in full to extinguish Prior Credit Facility	(444,440)
Payment of accrued interest on Prior Credit Facility	(2,095)
Payment of previously accrued creditor-related professional fees	(6,954)

Net cash used	$(135,333)

(b)	Reclassification of previously prepaid professional fees to debt issuance costs associated with the New Credit Facility.

(c)	Reflects issuance costs related to the New Credit Facility:

Fees paid to lender for New Term Loan	$750
Fees paid to lender for New Revolver	1,125
Professional fees related to debt issuance costs on the New Credit Facility	535

Total issuance costs on New Credit Facility	$2,410

(d)	As part of the Plan, the Bankruptcy Court approved the settlement of certain allowable claims, reported as liabilities subject to compromise in the Company’s historical consolidated balance sheet. As a result, a gain was recognized on the settlement of liabilities subject to compromise calculated as follows:

Senior Notes including interest	$1,267,410
Accounts payable and accrued liabilities	6,687
Accrued payroll and benefits payable	3,949
Revenue distribution payable	3,050

Total liabilities subject to compromise	1,281,096
Amounts settled in cash, reinstated or otherwise reserved at emergence	(10,089)
Fair value of equity issued in settlement of Senior Notes and certain general unsecured creditors	(898,914)

Gain on settlement of liabilities subject to compromise	$372,093

(e)	Reflects extinguishment of Prior Credit Facility along with associated unamortized issuance costs, establishment of New Credit Facility and adjustments to reclassify existing debt back to their scheduled maturities:

Reclassification from current to noncurrent, based on scheduled repayment, of debt no longer in default	$(22,612)
Establishment of New Term Loan—current portion	1,183
Payment in full to extinguish Prior Credit Facility	(444,440)
Write-off unamortized issuance costs associated with Prior Credit Facility	1,687

$(464,182)

(f)	Reflects establishment of our New Credit Facility pursuant to our Reorganization Plan, net of issuance costs, as well as adjustments to reclassify existing debt back to their scheduled maturities:

Origination of the New Term Loan, net of current portion	$148,817
Origination of the New Revolver	120,000
Reclassification from current to noncurrent, based on scheduled repayment, of debt no longer in default	22,612

$291,429

(g)	Adjustment represents (i) the cancellation of Predecessor equity on the Effective Date, (ii) the issuance of 44,982,142 shares of Successor common stock on the Effective Date and (iii) the issuance of 140,023 warrants on the Effective Date (see “Note 2—Chapter 11 reorganization”)

Cancellation of predecessor equity—par value	$(14)
Cancellation of predecessor equity—paid in capital	(425,425)
Issuance of successor common stock in settlement of claims	898,914
Issuance of successor common stock under rights offering	50,031
Issuance of warrants	118

Net impact to common stock-par and additional paid in capital	$523,624

(h)	Reflects the cumulative impact of the following reorganization adjustments:

Gain on settlement of liabilities subject to compromise	$372,093
Cancellation of predecessor equity	425,438
Write-off unamortized issuance costs associated with Prior Credit Facility	(1,687)

Net impact to retained earnings	$795,844

Fresh start adjustments

(i)	Represents fresh start accounting adjustments primarily to (i) remove accumulated depreciation, depletion, amortization and impairment, (ii) increase the value of proved oil and gas properties, (iii) increase the value of unevaluated oil and gas properties primarily to capture the value of our acreage in the STACK, (iv) increase other property and equipment primarily due to increases to land, vehicles, machinery and equipment and (v) decrease asset retirement obligations. These fair value measurements giving rise to these adjustments are primarily based on Level 3 inputs under the fair value hierarchy (See “Note 7—Fair value measurements”).

(j)	Reflects the cumulative impact of the fresh start adjustments discussed herein.

Reorganization Items

We use this category to reflect, where applicable, post-petition revenues, expenses, gains and losses that are direct and incremental as a result of the reorganization of the business. Reorganization items are as follows:

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017
	through	through
	March 31, 2017	March 21, 2017
Gains on the settlement of liabilities subject to compromise	$—	$(372,093)
Fresh start accounting adjustments	—	(641,684)
Professional fees	620	18,790
Rejection of employment contracts	—	4,573
Write off unamortized issuance costs on Prior Credit Facility	—	1,687

Total reorganization items	$620	$(988,727)

Note 4: Supplemental disclosures to the consolidated statements of cash flows

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Three months
	through	through	ended
	March 31, 2017	March 21, 2017	March 31, 2016
Net cash provided by operating activities included:
Cash payments for interest	$2,768	$4,105	$3,639
Interest capitalized	(54)	(248)	(1,076)

Cash payments for interest, net of amounts capitalized	$2,714	$3,857	$2,563

Cash payments for reorganization items	$—	$11,405	$—
Non-cash investing activities included:
Asset retirement obligation additions and revisions	$—	$716	$100
Change in accrued oil and gas capital expenditures	$—	$5,387	$(11,045)

Note 5: Debt

As of the dates indicated, debt consisted of the following:

	Successor	Predecessor
	March 31,	December 31,
	2017	2016
New Revolver	$120,000	$—
New Term Loan, net of discount of $745 and $0, respectively	149,255	—
Prior Credit Facility	—	444,440
Real estate mortgage note	9,454	9,595
Installment notes payable	211	434
Capital lease obligations	16,308	16,946
Unamortized debt issuance costs (1)	(1,649)	(2,303)

Total debt, net	293,579	469,112
Less current portion	4,588	469,112

Total long-term debt, net	$288,991	$—

(1)	Debt issuance costs are presented as a direct deduction from debt rather than an asset pursuant to recent accounting guidance. See table below.

	Successor	Predecessor
	March 31,	December 31,
Unamortized debt issuance costs	2017	2016
New Revolver	$1,649	$—
Prior Credit Facility	—	2,303

Total unamortized debt issuance costs	$1,649	$2,303

Prior to our emergence from bankruptcy, our debt consisted of the Prior Credit Facility and our Senior Notes. On the Effective Date, our obligations under the Senior Notes, including principal and accrued interest, were fully extinguished in exchange for equity in the Successor. In addition, our Prior Credit Facility, previously consisting of a senior secured revolving credit facility, was restructured into the New Credit Facility consisting of the New Revolver and the New Term Loan. On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444,440 was repaid while we received gross proceeds, before lender fees, representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000. See “Note 6—Debt” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016, for further details on our pre-emergence debt facilities.

New Term Loan

The New Term Loan, which is collateralized by our oil and natural gas properties, is scheduled to mature on March 21, 2021. Interest on the outstanding amount of the New Term Loan will accrue at an interest rate equal to either: (a) the Alternate Base Rate (as defined in the New Credit Facility) plus a 6.75% margin or (b) the Adjusted LIBO Rate (as defined in the New Credit Facility), plus a 7.75% margin with a 1.00% floor on the Adjusted LIBO Rate. As of March 31, 2017, our outstanding borrowings were accruing interest at the Alternate Base Rate which resulted in an interest rate of 10.75%. In early April 2017 our outstanding borrowings began accruing interest at the Adjusted LIBO Rate which lowered the interest rate to 8.78%.

We are required to make scheduled, mandatory principal payments in respect of the New Term Loan according to the schedule below, with the remaining outstanding balance due upon maturity:

Total payments for 2017	$1,183
Total payments for 2018	1,500
Total payments for 2019	3,750
Total payments for 2020	6,750

Total mandatory prepayments	$13,183

New Revolver

The New Revolver is a $400,000 facility collateralized by our oil and natural gas properties and is scheduled to mature on March 21, 2021. Availability under our New Revolver is subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request an additional borrowing base redetermination once between each scheduled redetermination or upon the occurrence of certain specified events. The banks establish a borrowing base by making an estimate of the collateral value of our oil and natural gas properties. If oil and natural gas prices decrease from the amounts used in estimating the collateral value of our oil and natural gas properties, the borrowing base may be reduced, thus reducing funds available under the borrowing base. The initial borrowing base on the Effective Date was $225,000 and the first borrowing base redetermination has been set for on or about May 1, 2018. Availability on the New Revolver as of March 31, 2017, after taking into account outstanding borrowings and letters of credit on that date, was $104,172.

Interest on the outstanding amounts under the New Revolver will accrue at an interest rate equal to either (i) the Alternate Base Rate plus a margin that ranges between 2.00% to 3.00% depending on utilization or (ii) the Adjusted LIBO Rate applicable to one, two, three or six month borrowings plus a margin that ranges between 3.00% to 4.00% depending on utilization. In the case that an Event of Default (as defined under the New Credit Facility) occurs, the applicable rate while in default will be the Alternate Base Rate plus an additional 2.00% and plus the applicable margin. As of March 31, 2017, our outstanding borrowings were accruing interest at the Alternate Base Rate which resulted in an interest rate of 6.50%. In early April 2017 our outstanding borrowings began accruing interest at the Adjusted LIBO Rate which lowered the interest rate to 4.53%.

Commitment fees of 0.50% accrue on the unused portion of the borrowing base amount, based on the utilization percentage, and are included as a component of interest expense. We generally have the right to make prepayments of the borrowings at any time without penalty or premium. Letter of credit fees will accrue at 0.125% plus the margin used to determine the interest rate applicable to New Revolver borrowings that are based on Adjusted LIBO Rate.

Covenants

The New Credit Facility contains covenants and events of default customary for oil and natural gas reserve-based lending facilities including restrictions on additional debt, guarantees, liens, restricted payments, investments and hedging activity. Additionally, our New Credit Facility specifies events of default, including non-payment, breach of warranty, non-performance of covenants, default on other indebtedness or swap agreements, certain adverse judgments, bankruptcy events and change of control, among others.

The financial covenants require that we maintain: (1) a Current Ratio (as defined in the New Credit Facility) of no less than 1.00 to 1.00, (2) an Asset Coverage Ratio (as defined in the New Credit Facility) of no less than 1.35 to 1.00, (3) Liquidity (as defined in the New Credit Facility) of at least $25,000 and (4) a Ratio Total Debt to EBITDAX (as defined in the New Credit Facility) of no greater than 3.5 to 1.0 calculated on a trailing four-quarter basis. We are required to comply with these covenants for each fiscal quarter ending on and after March 31, 2017, except for the Asset Coverage Ratio, for which compliance is required semiannually.

Write-off of Senior Note issuance costs, discount and premium

In March 2016 we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of $16,970. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount on March 31, 2016, as follows:

Non-cash expense for write-off of debt issuance costs on Senior Notes	$17,756
Non-cash expense for write-off of debt discount costs on Senior Notes	4,014
Non-cash gain for write-off of debt premium on Senior Notes	(4,800)

Total	$16,970

Capital Leases

During 2013, we entered into lease financing agreements with U.S. Bank National Association for $24,500 through the sale and subsequent leaseback of existing compressors owned by us. The carrying value of these compressors is included in our oil and natural gas full cost pool. The lease financing obligations are for 84-month terms and include the option to purchase the equipment for a specified price at 72 months as well as an option to purchase the equipment at the end of the lease term for its then-current fair market value. Lease payments related to the equipment are recognized as principal and interest expense based on a weighted average implicit interest rate of 3.8%. Minimum lease payments are approximately $3,181 annually. As discussed previously, our debt defaults and the commencement of the Chapter 11 Cases are events of default under our capital leases.

Note 6: Derivative instruments

Overview

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil, natural gas and natural gas liquids. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we enter into various types of derivative instruments, including commodity price swaps, collars, put options, enhanced swaps and basis protection swaps. See “Note 7—Derivative Instruments” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016, for a description of the various kinds of derivatives we may enter into.

The following table summarizes our crude oil derivatives outstanding as of March 31, 2017:

		Weighted average fixed price per Bbl
Period and type of contract	Volume MBbls	Swaps	Purchased puts	Sold calls
2017
Swaps	2,704	$54.97	$—	$—
2018
Swaps	2,116	$54.92	$—	$—
Collars	183	$—	$50.00	$60.50
2019
Swaps	1,312	$54.26	$—	$—

The following table summarizes our natural gas derivatives outstanding as of March 31, 2017:

Period and type of contract	Volume BBtu	Weighted average fixed price per MMBtu
2017
Swaps	7,091	$3.34
2018
Swaps	5,861	$3.03
2019
Swaps	3,322	$2.86

Effect of derivative instruments on the consolidated balance sheets

All derivative financial instruments are recorded on the balance sheet at fair value. See “Note 7—Fair value measurements” for additional information regarding fair value measurements. The estimated fair values of derivative instruments are provided below. The carrying amounts of these instruments are equal to the estimated fair values.

	Successor			Predecessor
	March 31, 2017			December 31, 2016
	Assets	Liabilities	Net value	Assets	Liabilities	Net value
Natural gas derivative contracts	$634	$(363)	$271	$184	$(3,658)	$(3,474)
Crude oil derivative contracts	19,274	—	19,274	—	(9,895)	(9,895)

Total derivative instruments	19,908	(363)	19,545	184	(13,553)	(13,369)
Less:
Netting adjustments (1)	363	(363)	—	184	(184)	—
Derivative instruments—current	10,001	—	10,001	—	(7,525)	(7,525)

Derivative instruments—long-term	$9,544	$—	$9,544	$—	$(5,844)	$(5,844)

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with counterparties are netted only to the extent that they relate to the same current versus noncurrent classification on the balance sheet.

Effect of derivative instruments on the consolidated statements of operations

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative (losses) gains” in the consolidated statements of operations.

“Derivative (losses) gains” in the consolidated statements of operations are comprised of the following:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Change in fair value of commodity price derivatives	$(13,807)	$46,721	$(35,554)
Settlement gains on commodity price derivatives	1,692	1,285	47,486

Total derivative (losses) gains	$(12,115)	$48,006	$11,932

Note 7: Fair value measurements

Fair value is defined by the FASB as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Fair value measurements are categorized according to the fair value hierarchy defined by the FASB. The hierarchical levels are based upon the level of judgment associated with the inputs used to measure the fair value of the assets and liabilities as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs include quoted prices for identical or similar instruments in markets that are not active and inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Recurring fair value measurements

As of March 31, 2017, and December 31, 2016, our financial instruments recorded at fair value on a recurring basis consisted of commodity derivative contracts (see “Note 6—Derivative instruments”). We had no Level 1 assets or liabilities. Our derivative contracts classified as Level 2 consisted of commodity price swaps which are valued using an income approach. Future cash flows from the commodity price swaps are estimated based on the difference between the fixed contract price and the underlying published forward market price. Our derivative contracts classified as Level 3 consisted of collars. The fair value of these contracts is developed by a third-party pricing service using a proprietary valuation model, which we believe incorporates the assumptions that market participants would have made at the end of each period. Observable inputs include contractual terms, published forward pricing curves, and yield curves. Significant unobservable inputs are implied volatilities. Significant increases (decreases) in implied volatilities in isolation would result in a significantly higher (lower) fair value measurement. We review these valuations and the changes in the fair value measurements for reasonableness. All derivative instruments are recorded at fair value and include a measure of our own nonperformance risk for derivative liabilities or that of our counterparties for derivative assets.

The fair value hierarchy for our financial assets and liabilities is shown by the following table:

	Successor			Predecessor
	March 31, 2017			December 31, 2016
	Derivative assets	Derivative liabilities	Net assets (liabilities)	Derivative assets	Derivative liabilities	Net assets (liabilities)
Significant other observable inputs (Level 2)	$19,432	$(363)	$19,069	$184	$(13,455)	$(13,271)
Significant unobservable inputs (Level 3)	476	—	476	—	(98)	(98)
Netting adjustments (1)	(363)	363	—	(184)	184	—

	$19,545	$—	$19,545	$—	$(13,369)	$(13,369)

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with counterparties are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification.

Changes in the fair value of our derivative instruments, classified as Level 3 in the fair value hierarchy, were as follows for the periods presented:

	Successor	Predecessor
Net derivative assets (liabilities)	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Beginning balance	$715	$(98)	$123,068
Realized and unrealized (losses) gains included in derivative gains	(239)	813	6,978
Settlements received	—	—	(39,093)

Ending balance	$476	$715	$90,953

(Losses) gains relating to instruments still held at the reporting date included in derivative (losses) gains for the period	$(239)	$813	$2,027

Nonrecurring fair value measurements

Asset retirement obligations. Additions to the asset and liability associated with our asset retirement obligations are measured at fair value on a nonrecurring basis. Our asset retirement obligations consist of the estimated present value of future costs to plug and abandon or otherwise dispose of our oil and natural gas properties and related facilities. Significant inputs used in determining such obligations include estimates of plugging and abandonment costs, inflation rates, discount rates, and well life, all of which are Level 3 inputs according to the fair value hierarchy. The estimated future costs to dispose of properties added during the first three months of 2017 and 2016 were escalated using an annual inflation rate of 2.30% and 2.42%, respectively. The estimated future costs to dispose of properties added during the first three months of 2017 were discounted, depending on the range of maturity of the property, with a credit-adjusted risk-free rate ranging from 5.20% to 7.40%. The discount rate used for the first three months of 2016 was our weighted average credit-adjusted risk-free interest rate of 20.00%. These estimates may change based upon future inflation rates and changes in statutory remediation rules. See “Note 8—Asset retirement obligations” for additional information regarding our asset retirement obligations.

Fair value of other financial instruments

Our significant financial instruments, other than derivatives, consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. We believe the carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair values due to the short-term maturities of these instruments.

The carrying value and estimated fair value of our debt at March 31, 2017, and December 31, 2016, were as follows:

	Successor		Predecessor
	March 31, 2017		December 31, 2016
Level 2	Carrying value (1)	Estimated fair value	Carrying value (1)	Estimated fair value
New Revolver	$120,000	$120,000	$—	$—
New Term Loan	150,000	150,000	—	—
Other secured debt	9,665	9,665	10,029	10,029
9.875% Senior Notes due 2020	—	—	298,000	268,200
8.25% Senior Notes due 2021	—	—	384,045	344,680
7.625% Senior Notes due 2022	—	—	525,910	470,689

(1)	The carrying value excludes deductions for debt issuance costs and discounts.

The carrying value of our New Revolver, New Term Loan and other secured long-term debt approximates fair value because the rates are comparable to those at which we could currently borrow under similar terms, are variable and incorporate a measure of our credit risk. The fair value of our Senior Notes was estimated based on quoted market prices. We have not disclosed the fair value of outstanding amounts under our Prior Credit Facility as of December 31, 2016, as it was not practicable to obtain a reasonable estimate of such value while the Predecessor was in bankruptcy.

Counterparty credit risk

Our derivative contracts are executed with institutions, or affiliates of institutions, that are parties to our credit facilities at the time of execution, and we believe the credit risks associated with all of these institutions are acceptable. We do not require collateral or other security from counterparties to support derivative instruments. Master agreements are in place with each of our derivative counterparties which provide for net settlement in the event of default or termination of the contracts under each respective agreement. As a result of the netting provisions, our maximum amount of loss under derivative transactions due to credit risk is limited to the net amounts due from the counterparties under the derivatives. Our loss is further limited as any amounts due from a defaulting counterparty that is a Lender, or an affiliate of a Lender, under our credit facilities can be offset against amounts owed to such counterparty Lender. As of March 31, 2017, the counterparties to our open derivative contracts consisted of four financial institutions, of which all were subject to our rights of offset under our New Credit Facility.

The following table summarizes our derivative assets and liabilities which are offset in the consolidated balance sheets under our master netting agreements. It also reflects the amounts outstanding under our credit facilities that are available to offset our net derivative assets due from counterparties that are lenders under our credit facilities.

	Offset in the consolidated balance sheets			Gross amounts not offset in the consolidated balance sheets
	Gross assets (liabilities)	Offsetting assets (liabilities)	Net assets (liabilities)	Derivatives (1)	Amounts outstanding under credit facilities	Net amount
Successor—March 31, 2017
Derivative assets	$19,908	$(363)	$19,545	$—	$(19,545)	$—
Derivative liabilities	(363)	363	—	—	—	—

	$19,545	$—	$19,545	$—	$(19,545)	$—

Predecessor—December 31, 2016
Derivative assets	$184	$(184)	$—	$—	$—	$—
Derivative liabilities	(13,553)	184	(13,369)	—	—	(13,369)

	$(13,369)	$—	$(13,369)	$—	$—	$(13,369)

(1)	Since positive and negative positions with a counterparty are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification, these represent remaining amounts that could have been offset under our master netting agreements.

We did not post additional collateral under any of these contracts as all of our counterparties are secured by the collateral under our credit facilities. Payment on our derivative contracts could be accelerated in the event of a default on our New Credit Facility. The aggregate fair value of our derivative liabilities subject to acceleration in the event of default was $363 at March 31, 2017.

Note 8: Asset retirement obligations

The following table provides a summary of our asset retirement obligation activity:

Liability for asset retirement obligations as of December 31, 2016 (Predecessor)	$72,137
Liabilities incurred in current period	535
Liabilities settled and disposed in current period	(869)
Revisions in estimated cash flows	181
Accretion expense	1,249

Liability for asset retirement obligations as of March 21, 2017 (Predecessor)	$73,233

Fair value fresh-start adjustment	$(2,757)
Liability for asset retirement obligations as of March 21, 2017 (Successor)	$70,476
Liabilities incurred in current period	—
Liabilities settled and disposed in current period	—
Revisions in estimated cash flows	—
Accretion expense	121

Liability for asset retirement obligations as of March 31, 2017 (Successor)	$70,597

Less current portion included in accounts payable and accrued liabilities	6,066

Asset retirement obligations, long-term	$64,531

See “Note 7—Fair value measurements” for additional information regarding fair value assumptions associated with our asset retirement obligations.

Note 9: Deferred compensation

Restricted Stock Unit Plan

Prior to our emergence from bankruptcy, we had a Non-Officer Restricted Stock Unit Plan (the “RSU Plan”) in effect as an incentive plan for nonexecutive employees. The provisions under our RSU Plan are discussed in Note 11 —   Deferred compensation in Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016. As of January 1, 2017, there were 98,596 unvested and outstanding Restricted Stock Units with a weighted average grant date fair value of $7.18 per unit.

Due to the severe decline in commodity pricing, which has resulted in a steep decline in our estimated proved reserves, the estimated fair value per RSU as of January 1, 2017, was $0.00. All remaining unvested awards were cancelled upon our emergence from bankruptcy on the Effective Date.

2015 Cash Incentive Plan

We adopted the Long-Term Cash Incentive Plan (the “2015 Cash LTIP”) on August 7, 2015. The 2015 Cash LTIP provides additional cash compensation to certain employees of the Company in the form of awards that generally vest in equal annual increments over a four -year period. Since the awards do not vary according to the value of the Company’s equity, the awards are not considered “stock-based compensation” under accounting guidance. We accrue for the cost of each annual increment over the period service is required to vest. A summary of compensation expense for the 2015 Cash LTIP is presented below:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
2015 Cash LTIP expense (net of amounts capitalized)	$13	$5	$159
2015 Cash LTIP payments	—	17	42

On April 3, 2017, the Company awarded an additional $3,321 under the 2015 Cash LTIP.

2010 Equity Incentive Plan

We adopted the Chaparral Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) on April 12, 2010. The 2010 Plan reserved a total of 86,301 shares of our class A common stock for awards issued under the 2010 Plan. All of our or our affiliates’ employees, officers, directors, and consultants, as defined in the 2010 Plan, were eligible to participate in the 2010 Plan.

The awards granted under the 2010 Plan consisted of shares that were subject to service vesting conditions (the “Time Vested” awards) and shares that are subject to market and performance vested conditions (the “Performance Vested” awards). The material provisions under the 2010 Plan are discussed in “Note 11—Deferred compensation” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016.

As of result of our bankruptcy, the estimated fair value of our Time Vested restricted awards was $0.00 per share since the Petition Date. Furthermore, during the third quarter of 2016, we recorded a cumulative catch up adjustment of to reverse the aggregate compensation cost associated with our Performance Vested awards in order to reflect a decrease in the probability that requisite service would be achieved for these awards. Pursuant to our Reorganization Plan, all outstanding restricted shares were cancelled. As this cancellation was not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration, it was accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost was recognized at the cancellation date.

A summary of our restricted stock activity for the Predecessor period in 2017 is presented below:

	Time Vested			Performance Vested
	Weighted average grant date fair value	Restricted shares	Vest date fair value	Weighted average grant date fair value	Restricted shares
	($ per share)			($ per share)
Unvested and outstanding at January 1, 2017—Predecessor	$790.91	6,667		$277.33	21,475
Granted	$—	—		$—	—
Vested	$812.91	(2,602)	$—	$—	—
Forfeited	$785.70	(468)		$195.75	(986)
Cancelled	$775.66	(3,597)		$281.26	(20,489)

Unvested and outstanding at March 21, 2017—Predecessor	$—	—		$—	—

Stock-based compensation cost

Compensation cost is calculated net of forfeitures, which are estimated based on our historical and expected turnover rates. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation cost could be different from what we have recorded in the current period.

A portion of stock-based compensation cost associated with employees involved in our acquisition, exploration, and development activities has been capitalized as part of our oil and natural gas properties. The remaining cost is reflected in lease operating and general and administrative expenses in the consolidated statements of operations. We recognized stock-based compensation expense as follows for the periods indicated:

	Successor	Predecessor
	Period from March 22, 2017 through March 31, 2017	Period from January 1, 2017 through March 21, 2017	Three months ended March 31, 2016
Stock-based compensation cost (credit)	$—	$194	$(898)
Less: stock-based compensation cost capitalized	—	(39)	(124)

Stock-based compensation expense (credit)	$—	$155	$(1,022)

Payments for stock-based compensation	$—	$—	$49

The credit for stock-based compensation for the three months ended March 31, 2016, was primarily a result of forfeitures from our workforce reduction in January 2016. As of March 31, 2017, and December 31, 2016, accrued payroll and benefits payable included $0 and $0, respectively, for stock-based compensation costs expected to be settled within the next twelve months. We did not have any unrecognized compensation cost as of March 31, 2017, as all previously outstanding equity based awards were cancelled.

Note 10: Commitments and contingencies

Standby letters of credit (“Letters”) available under our Credit Facility are used in lieu of surety bonds with various organizations for liabilities relating to the operation of oil and natural gas properties. We had Letters outstanding totaling $828 as of March 31, 2017, and December 31, 2016. When amounts under the Letters are paid by the lenders, interest accrues on the amount paid at the same interest rate applicable to borrowings under the Credit Facility. No amounts were paid by the lenders under the Letters; therefore, we paid no interest on the Letters during the three months ended March 31, 2017 or 2016.

Litigation and Claims

Chapter 11 Proceedings. Commencement of the Chapter 11 Cases automatically stayed many of the proceedings and actions against us noted below as well as other claims and actions that were or could have been brought prior to May 9, 2016, and the claims remain subject to bankruptcy court jurisdiction. In connection with the proofs of claim asserted during bankruptcy from the proceedings or actions below, we are unable to estimate the amounts that will be allowed through the Bankruptcy proceedings due to the complexity and number of legal and factual issues presented by the matters and uncertainties with respect to, amongst other things, the nature of the claims and defenses, the potential size of the classes, the scope and types of the properties and agreements involved, and the ultimate potential outcomes of the matters. As a result, no reserves were established within our liabilities in connection with the proceedings and actions described below. To the extent that any of these legal proceedings result in a claim being allowed against us, pursuant to the terms of the Reorganization Plan, such claims will be satisfied through the issuance of new stock in the Company.

Naylor Farms, Inc., individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On June 7, 2011, an alleged class action was filed against us in the United States District Court for the Western District of Oklahoma (“Naylor Trial Court”) alleging that we improperly deducted post-production costs from royalties paid to plaintiffs and other royalty interest owners as categorized in the petition from crude oil and natural gas wells located in Oklahoma (“Naylor Farms Case”). The purported class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. The plaintiffs have alleged a number of claims, including breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. We have responded to the Naylor Farms petition, denied the allegations and raised arguments and defenses. Plaintiffs filed a motion for class certification in October 2015. In addition, the plaintiffs filed a motion for summary judgment asking the court to determine as a matter of law that natural gas is not marketable until it is in the condition and location to enter an interstate pipeline. Responsive briefs to both motions were filed in the fourth quarter of 2015. On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy with the Naylor Trial Court, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In response, on May 23, 2016, the court issued an order administratively closing the case, subject to reopening depending on the disposition of the bankruptcy proceedings. On July 22, 2016, attorneys for the putative class filed a motion in the Bankruptcy Court asking the court to lift the automatic stay and allow the case to proceed in the Naylor Trial Court. We did not object to lifting the automatic stay with regard to this case for the limited purpose of allowing the Naylor Trial Court to rule on the pending motion for class certification. On January 17, 2017, the Naylor Trial Court certified a modified class of plaintiffs with oil and gas leases containing specific language. The modified class constitutes less than 60% of the leases the Plaintiffs originally sought to certify. On January 30, 2017, the Company filed a motion for reconsideration with the Naylor Trial Court, asking the court to rule the class cannot be immediately certified because Plaintiffs did not define dates for class membership. Plaintiffs responded the class should include claims reaching back to December 1, 1999, to which we responded the statute of limitations should limit the beginning of the class period to June 1, 2006. The Naylor Trial Court issued an order conditionally denying reconsideration, contingent on Plaintiffs selection of June 1, 2006 as the commencement of the class period. Plaintiffs amended the class to include only claims relating back to June 1, 2006. On April 18, 2017, the Naylor Trial Court denied our motion for reconsideration and also issued an order administratively closing the case pending disposition of the bankruptcy proceedings. On May 1, 2017, we filed a Petition for Permission to Appeal Class Certification Order with the Tenth Circuit Court of Appeals (“Appellate Petition”). The Tenth Circuit has not ruled on our Appellate Petition.

The plaintiffs have indicated, if the class is certified, they seek damages in excess of $5,000 which may increase with the passage of time, a majority of which damages would be comprised of interest. In addition to filing claims on behalf of the named plaintiffs and associated parties, plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $150,000 in our Chapter 11 Cases. The Company has objected treatment of the claim on a class basis, asserting the claim should be addressed on an individual basis. The Bankruptcy Court heard testimony and arguments regarding class-wide treatment of the claim on February 28, 2017, but has not ruled on the matter. Under the Reorganization Plan, the Plaintiffs are identified as a separate class of creditors, Class 8. Under the Reorganization Plan, Class 8 claims are entitled to receive their pro rata share of new stock issued to the holders of general unsecured claims (including claims of the Noteholders). Although the members of Class 8 voted to reject the Plan, the Bankruptcy Court confirmed the Plan on March 10, 2017, without objection by the Plaintiffs. If the Bankruptcy Court permits the Plaintiffs’ proof of claim to proceed on behalf of the class and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the unsecured claims would be satisfied through the issuance of new stock in the Company. We continue to dispute the plaintiffs’ allegations, dispute the case meets the requirements for class certification, and are objecting to the claims both individually and on a class-wide basis.

Amanda Dodson, individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On May 10, 2013, Amanda Dodson, filed a complaint against us in the District Court of Mayes County, Oklahoma, (“Dodson Case”) with an allegation similar to those asserted in the Naylor Farms case related to post-production deductions, and include claims for breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. The alleged class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. We have responded to the Dodson petition, denied the allegations and raised a number of affirmative defenses. At the time we filed our Bankruptcy Petitions, a class had not been certified and discovery had not yet commenced. As the plaintiffs in the Dodson case did not file proofs of claim either for the putative class or the putative class representative, we anticipate any liability related to this claim will be addressed only based on proofs of claim filed by individual royalty owners.

Martha Donelson and John Friend, on behalf of themselves and on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On August 11, 2014, an alleged class action was filed against us, as well as several other operators in Osage County, in the United States District Court for the Northern District of Oklahoma, alleging claims on behalf of the named plaintiffs and all similarly situated Osage County land owners and surface lessees. The plaintiffs challenged leases and drilling permits approved by the Bureau of Indian Affairs without the environmental studies allegedly required under the National Environmental Protection (NEPA). The plaintiffs assert claims seeking recovery for trespass, nuisance, negligence and unjust enrichment. Relief sought includes declaring oil and natural gas leases and drilling permits obtained in Osage County without a prior NEPA study void ab initio, removing us from all properties owned by the class members, disgorgement of profits, and compensatory and punitive damages. On March 31, 2016, the Court dismissed the case against the federal agencies named as defendants, and therefore against all defendants, as an improper challenge under NEPA and the Administrative Procedures Act. On April 29, 2016, the plaintiffs filed a motion to alter or amend the court’s opinion and vacate the judgment, arguing the court does have jurisdiction to hear the claims and dismissal of the federal defendants does not require dismissal of the oil company defendants. The plaintiffs also filed a motion to file an amended complaint to cure the deficiencies which the court found in the dismissed complaint. Several defendants have filed briefs objecting to plaintiffs’ motions. On May 20, 2016, the Company filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and has not responded to the plaintiffs’ motions. After a motion for reconsideration was denied, Plaintiffs filed a Notice of Appeal on December 6, 2016. On December 30, 2016, the Court of Appeals entered an Order Abating Appeal due to pending bankruptcy proceedings of multiple defendants. On January 13, 2017, Plaintiffs responded to the Order Abating Appeal, asking the Court to proceed with the appeal. The Court has not ruled on the appeal as of the date of this report. The Court lifted the Stay as to Chaparral on April 13, 2017, and we joined the answer filed by other non-federal defendants which had been filed on March 24, 2017.

As the plaintiffs in the Donelson case did not file proofs of claim either for the putative class or the putative class representatives, we anticipate any monetary liability related to this claim will be discharged. We dispute plaintiffs’ allegations and dispute that the case meets the requirements for a class action.

Lisa West and Stormy Hopson, individually and as class representatives on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On February 18, 2016, an alleged class action was filed against us, as well as several other operators in the District Court of Pottawatomie County, State of Oklahoma (“West Case”), alleging claims on behalf of named plaintiffs and all similarly situated persons having an insurable real property interest in eight counties in central Oklahoma (the “Class Area”). The plaintiffs allege the oil and gas operations conducted by us and the other defendants have induced or triggered earthquakes in the Class Area. The plaintiffs are asking the court to require the defendants to reimburse plaintiffs and class members for earthquake insurance premiums from 2011 through a future date defined as the time at which the court determines there is no longer a risk that our activities induce or trigger earthquakes, as well as attorney fees and costs and other relief. The plaintiffs did not ask for damages related to actual property damage which may have occurred. We responded to the petition, denied the allegations and raised a number of affirmative defenses. At this time, a class has not been certified and discovery has not yet commenced. On March 18, 2016, the case was removed to the United States District Court for the Western District of Oklahoma under the Class Action Fairness Act (“CAFA”). On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On October 14, 2016, the plaintiffs filed an Amended Complaint adding additional defendants and increasing the Class Area to 25 Central Oklahoma counties. Although we are named as a defendant, the Amended Complaint expressly limits its claims against us to those asserted in the original petition unless and until the automatic stay is lifted. Plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $75,000 in our Chapter 11 Cases. Other defendants have filed motions to dismiss the action based on various theories, as well as motions to strike various allegations and requested relief as unsupported by Oklahoma law. A hearing on the various motions to dismiss and motions to strike was held on May 12, 2017. The judge made various rulings from the bench, including dismissing the complaint for failure to adequately allege causation, but permitting the plaintiffs to amend the complaint to cure the deficiency. We dispute the plaintiffs’ claims, dispute that the case meets the requirements for a class action, dispute the remedies requested are available under Oklahoma law, and are vigorously defending the case.

We are involved in various other legal proceedings including, but not limited to, commercial disputes, claims from royalty and surface owners, property damage claims, personal injury claims, employment claims, and other matters which arise in the ordinary course of business. In addition, other proofs of claim have been filed in our bankruptcy case which we anticipate repudiating. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect any of them individually to have a material effect on our financial condition, results of operations or cash flows.

We have numerous contractual commitments in the ordinary course of business including debt service requirements, operating leases, capital leases and purchase obligations. Our operating leases primarily relate to CO2 recycle compressors at our EOR facilities and office equipment while our capital leases are related to the sale and subsequent leaseback of compressors. Our purchase obligations primarily relate to a contract for the purchase of CO2 and drilling rig services. Other than changes to our credit facility (see “Note 5—Debt”) and the discharge of our Senior Notes and certain general unsecured claims pursuant our Reorganization Plan (see “Note 3—Chapter 11 reorganization”), the only other material change to our contractual commitments since December 31, 2016, relates to our contracts for drilling rig services. As of March 31, 2017, our obligations under our drilling rig contracts were $2,581.

*    *    *

Report of independent registered public accounting firm

Board of Directors and Shareholders

Chaparral Energy, Inc.

We have audited the accompanying consolidated balance sheets of Chaparral Energy, Inc. (a Delaware corporation) and subsidiaries (Debtor in possession) (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chaparral Energy, Inc. and subsidiaries (Debtor in possession) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new accounting guidance in 2016 related to the presentation of deferred income taxes, and adopted new accounting guidance in 2016 and 2015 related to the presentation of debt issuance costs.

As discussed in Note 2 to the consolidated financial statements, on May 9, 2016 the Company filed voluntary petitions seeking relief under Chapter 11 of the U.S. Bankruptcy Code. The Company’s plan of reorganization was confirmed on March 10, 2017 and the Company emerged from bankruptcy on March 21, 2017.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

March 31, 2017

Chaparral Energy, Inc. and subsidiaries

(Debtor in possession)

Consolidated balance sheets

	December 31,
(dollars in thousands, except per share data)	2016	2015
Assets
Current assets:
Cash and cash equivalents	$186,480	$17,065
Accounts receivable, net	46,226	79,000
Inventories, net	7,351	12,329
Prepaid expenses	3,886	3,700
Derivative instruments	—	143,737

Total current assets	243,943	255,831
Property and equipment—at cost, net	41,347	48,962
Oil and natural gas properties, using the full cost method:
Proved	4,323,964	4,128,193
Unevaluated (excluded from the amortization base)	20,353	66,905
Accumulated depreciation, depletion, amortization and impairment	(3,789,133)	(3,396,261)

Total oil and natural gas properties	555,184	798,837
Derivative instruments	—	19,501
Deferred income taxes	—	53,914
Other assets	5,513	4,268

Total assets	$845,987	$1,181,313

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

(Debtor in possession)

Consolidated balance sheets—continued

	December 31,
(dollars in thousands, except per share data)	2016	2015
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued liabilities	$42,442	$66,222
Accrued payroll and benefits payable	3,459	15,305
Accrued interest payable	732	23,303
Revenue distribution payable	9,426	12,391
Long-term debt and capital leases, classified as current	469,112	1,583,701
Derivative instruments	7,525	—
Deferred income taxes	—	53,914

Total current liabilities	532,696	1,754,836
Derivative instruments	5,844	—
Stock-based compensation	—	400
Asset retirement obligations	65,456	46,434
Liabilities subject to compromise	1,284,144	—
Commitments and contingencies (Note 14)
Stockholders’ deficit:
Preferred stock, 600,000 shares authorized, none issued and outstanding	—	—
Class A Common stock, $0.01 par value, 10,000,000 shares authorized and 333,686 and 345,289 shares issued and outstanding at December 31, 2016 and 2015, respectively	4	4
Class B Common stock, $0.01 par value, 10,000,000 shares authorized and 344,859 shares issued and outstanding	3	3
Class C Common stock, $0.01 par value, 10,000,000 shares authorized and 209,882 shares issued and outstanding	2	2
Class E Common stock, $0.01 par value, 10,000,000 shares authorized and 504,276 shares issued and outstanding	5	5
Class F Common stock, $0.01 par value, 1 share authorized, issued, and outstanding	—	—
Class G Common stock, $0.01 par value, 3 shares authorized and 2 shares issued and outstanding	—	—
Additional paid in capital	425,231	431,307
Accumulated deficit	(1,467,398)	(1,051,678)

Total stockholders’ deficit	(1,042,153)	(620,357)

Total liabilities and stockholders’ deficit	$845,987	$1,181,313

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

(Debtor in possession)

Consolidated statements of operations

	Year ended December 31,
(in thousands)	2016	2015	2014
Revenues - commodity sales	$252,152	$324,315	$681,557
Costs and expenses:
Lease operating	90,533	110,659	141,608
Transportation and processing	8,845	8,541	8,295
Production taxes	9,610	9,953	28,305
Depreciation, depletion and amortization	122,928	216,574	245,908
Loss on impairment of oil and gas assets	281,079	1,491,129	—
Loss on impairment of other assets	1,393	16,207	—
General and administrative	20,953	39,089	53,414
Liability management	9,396	—	—
Cost reduction initiatives	2,879	10,028	—

Total costs and expenses	547,616	1,902,180	477,530

Operating (loss) income	(295,464)	(1,577,865)	204,027
Non-operating (expense) income:
Interest expense	(64,242)	(112,400)	(104,241)
Gain on extinguishment of debt	—	31,590	—
Non-hedge derivative (losses) gains	(22,837)	145,288	231,320
Write-off of Senior Note issuance costs, discount and premium	(16,970)	—	—
Other income, net	411	2,324	2,630

Net non-operating (expense) income	(103,638)	66,802	129,709
Reorganization items, net	(16,720)	—	—

(Loss) income before income taxes	(415,822)	(1,511,063)	333,736
Income tax (benefit) expense	(102)	(177,219)	124,443

Net (loss) income	$(415,720)	$(1,333,844)	$209,293

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

(Debtor in possession)

Consolidated statements of stockholders’ equity (deficit)

	Common stock		Additional paid in capital	Retained earnings (accumulated deficit)	Total
(dollars in thousands)	Shares	Amount
Balance at January 1, 2014	1,422,160	$14	$424,377	$72,873	$497,264
Restricted stock issuances	15,278	—	—	—	—
Restricted stock forfeited	(11,497)	—	—	—	—
Restricted stock repurchased	(2,025)	—	—	—	—
Stock-based compensation	—	—	5,301	—	5,301
Net income	—	—	—	209,293	209,293

Balance at December 31, 2014	1,423,916	14	429,678	282,166	711,858
Restricted stock issuances	1,209	—	—	—	—
Restricted stock forfeited	(15,091)	—	—	—	—
Restricted stock repurchased	(5,725)	—	—	—	—
Stock-based compensation	—	—	1,629	—	1,629
Net loss	—	—	—	(1,333,844)	(1,333,844)

Balance at December 31, 2015	1,404,309	14	431,307	(1,051,678)	(620,357)
Restricted stock forfeited	(9,006)	—	—	—	—
Restricted stock repurchased	(2,597)	—	—	—	—
Stock-based compensation	—	—	(6,076)	—	(6,076)
Net loss	—	—	—	(415,720)	(415,720)

Balance at December 31, 2016	1,392,706	$14	$425,231	$(1,467,398)	$(1,042,153)

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

(Debtor in possession)

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2016	2015	2014
Cash flows from operating activities
Net (loss) income	$(415,720)	$(1,333,844)	$209,293
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation, depletion, and amortization	122,928	216,574	245,908
Loss on impairment of assets	282,472	1,507,336	—
Write-off of Senior Note issuance costs, discount and premium	16,970	—	—
Deferred income taxes	—	(177,487)	123,891
Non-hedge derivative losses (gains)	22,837	(145,288)	(231,320)
Loss (gain) on sale of assets	117	(1,584)	(2,152)
Gain on extinguishment of debt	—	(31,590)	—
Other	3,611	6,057	4,294
Change in assets and liabilities
Accounts receivable	(9,243)	15,720	4,692
Inventories	3,576	(1,968)	(5,516)
Prepaid expenses and other assets	(1,620)	481	(750)
Accounts payable and accrued liabilities	25,987	(17,200)	(24,652)
Revenue distribution payable	509	(12,075)	(671)
Stock-based compensation	(5,257)	(5,524)	894

Net cash provided by operating activities	47,167	19,608	323,911
Cash flows from investing activities
Expenditures for property, plant, and equipment and oil and natural gas properties	(146,296)	(313,481)	(685,459)
Proceeds from asset dispositions	1,349	42,618	291,429
Proceeds from non-hedge derivative instruments	90,590	233,605	2,417
Cash in escrow	48	—	—
Derivative premiums paid and other	—	—	(20,609)

Net cash used in investing activities	(54,309)	(37,258)	(412,222)
Cash flows from financing activities
Proceeds from long-term debt	181,000	120,000	302,115
Repayment of long-term debt	(1,952)	(102,978)	(228,594)
Repurchase of Senior Notes	—	(9,995)	—
Principal payments under capital lease obligations	(2,491)	(2,400)	(2,313)
Payment of other financing fees	—	(1,404)	—

Net cash provided by financing activities	176,557	3,223	71,208

Net increase (decrease) in cash and cash equivalents	169,415	(14,427)	(17,103)
Cash and cash equivalents at beginning of period	17,065	31,492	48,595

Cash and cash equivalents at end of period	$186,480	$17,065	$31,492

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Nature of operations and summary of significant accounting policies

Chaparral Energy, Inc. and its subsidiaries, (collectively, “we”, “our”, “us”, or the “Company”) are involved in the acquisition, exploration, development, production and operation of oil and natural gas properties. Our properties are located primarily in Oklahoma and Texas. To facilitate our financial statement presentations, we refer to the post-emergence reorganized company in these consolidated financial statements and footnotes as the “Successor” for periods subsequent to March 21, 2017, and to the pre-emergence company as “Predecessor” for periods prior to March 21, 2017. As discussed in “Note 2—Chapter 11 reorganization” we filed voluntary petitions for bankruptcy relief and subsequently operated as debtor in possession, in accordance with the applicable provisions of the Bankruptcy Code, until emergence on March 21, 2017.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of consolidation

The consolidated financial statements include the accounts of Chaparral Energy, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

The more significant areas requiring use of assumptions, judgments and estimates on our consolidated financial statements include: quantities of proved oil and natural gas reserves; cash flow estimates used in impairment tests of other long-lived assets; depreciation, depletion and amortization; asset retirement obligations; estimates of our stock-based compensation awards, assigning fair value and allocating purchase price in connection with business combinations; forecasting our effective income tax rate and valuation allowances associated with deferred income taxes; valuation of derivative instruments; and accrued revenue and related receivables. Although management believes these estimates are reasonable, actual results could significantly differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to current period presentation. The reclassifications had no effect on our previously reported results of operations.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. As of December 31, 2016, cash with a recorded balance totaling $36,502 and $48,023 was held at JP Morgan Chase Bank, N.A. and Arvest Bank, respectively. In addition, we also held cash equivalents in the form of treasury securities with a recorded balance of $101,127 at Arvest Wealth Management. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on such accounts.

We have restricted cash of $1,400 which is included in “Cash and cash equivalents” in our consolidated balance sheets. The restricted funds were maintained as a requirement during the pendency of our bankruptcy and were no longer restricted after emergence from bankruptcy.

Accounts receivable

We have receivables from joint interest owners and oil and natural gas purchasers which are generally uncollateralized. We generally review our oil and natural gas purchasers for credit worthiness and general financial condition. We may have the ability to withhold future revenue disbursements to recover non-payment of joint interest billings on properties of which we are the operator. Accounts receivable from joint interest owners are stated at amounts due, net of an allowance for doubtful accounts. Accounts receivable are generally due within 30 days and accounts outstanding longer than 60 days are considered past due. We establish our allowance for doubtful accounts by considering the length of time past due, previous loss history, future net revenues of the debtor’s ownership interest in oil and natural gas properties we operate, and our assessment of the owner’s ability to pay its obligation, among other things.

We write off accounts receivable when they are determined to be uncollectible. When we recover amounts that were previously written off, those amounts are offset against the allowance and reduce expense in the year of recovery. Accounts receivable consisted of the following at December 31:

	2016	2015
Joint interests	$13,818	$14,149
Accrued commodity sales	31,304	21,645
Derivative settlements	—	40,380
Other	1,657	3,329
Allowance for doubtful accounts	(553)	(503)

	$46,226	$79,000

Inventories

Inventories are comprised of equipment used in developing oil and natural gas properties and oil and natural gas product inventories. We evaluate our inventory each quarter and when there is evidence that the utility of our inventory, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, we record an impairment loss for the difference. Inventories are shown net of a provision for obsolescence, commensurate with known or estimated exposure, which is reflected in the valuation allowance disclosed below. Inventories consisted of the following at December 31:

	2016	2015
Equipment inventory	$8,165	$11,470
Commodities	1,418	1,698
Inventory valuation allowance	(2,232)	(839)

	$7,351	$12,329

We recorded lower of cost or market adjustments, for the periods disclosed below, due to depressed industry conditions which resulted in lower demand for such equipment and hence lower market prices. These adjustments are reflected in “Loss on impairment of other assets” in our consolidated statements of operations.

	Year ended December 31,
	2016	2015	2014
Inventory - lower of cost or market adjustment	$1,393	$10,192	$—

Property and equipment

Property and equipment is capitalized and stated at cost, while maintenance and repairs are expensed currently.

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Estimated useful lives of our assets are as follows:

Furniture and fixtures	10 years
Automobiles and trucks	5 years
Machinery and equipment	10 — 20 years
Office and computer equipment	5 — 10 years
Building and improvements	10 — 40 years

Oil and natural gas properties

Capitalized Costs. We use the full cost method of accounting for oil and natural gas properties and activities. Accordingly, we capitalize all costs incurred in connection with the exploration for and development of oil and natural gas reserves. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction in capitalized costs, with no gain or loss generally recognized unless such dispositions involve a significant alteration in the depletion rate. We capitalize internal costs that can be directly identified with exploration and development activities, but do not include any costs related to production, general corporate overhead or similar activities. Capitalized costs include geological and geophysical work, 3D seismic, delay rentals, drilling and completing and equipping oil and natural gas wells, including salaries, benefits, and other internal costs directly attributable to these activities.

The costs of unevaluated oil and natural gas properties are excluded from amortization until the properties are evaluated. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves are established or impairment is determined. Work-in-progress costs are included in unevaluated oil and natural gas properties. See “Note 15—Oil and natural gas activities” for further details of our unevaluated oil and natural gas properties.

Depreciation, depletion and amortization. Depreciation, depletion and amortization (“DD&A”) of oil and natural gas properties are provided using the units-of-production method based on estimates of proved oil and natural gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. Our cost basis for depletion includes estimated future development costs to be incurred on proved undeveloped properties. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs, and the anticipated proceeds from salvaging equipment.

Ceiling Test. In accordance with the full cost method of accounting, the net capitalized costs of oil and natural gas properties are not to exceed their related PV-10 value, net of tax considerations, plus the cost of unproved properties not being amortized.

Our estimates of oil and natural gas reserves as of December 31, 2016, 2015, and 2014 were prepared using an average price for oil and natural gas based upon the first day of each month for the prior twelve months as required by the SEC.

Due to the substantial decline of commodity prices that began in mid-2014 and which continue to remain low, the cost center ceiling exceeded the net capitalized cost of our oil and natural gas properties at the end of each quarter beginning with the second quarter of 2015 through the second quarter of 2016, resulting in ceiling test write-downs in those periods. The amount of any future impairment is generally difficult to predict, and will depend on the average oil and natural gas prices during each period, the incremental proved reserves added during each period, and additional capital spent.

Impairment of long-lived assets

Impairment losses are recorded on property and equipment used in operations and other long-lived assets held and used when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset. Impairment losses are also recorded on assets classified as held for sale when there is an excess of carrying value over fair value less costs to sell.

We recorded impairment losses of $6,015 related to four drilling rigs during the year ended December 31, 2015. The loss was recorded as a result of the deterioration in commodity prices and drilling activity whereby the value of such equipment had declined while utilizing third party equipment had become more cost effective. The loss is reflected in “Loss on impairment of other assets” in our consolidated statements of operations.

In October 2016, the Company entered into an agreement for the sale of our four drilling rigs for a price of $2,000. The sale closed in January 2017.

Our bankruptcy filing on May 9, 2016, (see “Note 2—Chapter 11 reorganization”) was an event that required an assessment whether the carrying amounts of our long-lived assets would be recoverable. Our evaluation indicated that no additional impairment was necessary as a direct result of the bankruptcy.

Income taxes

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liabilities are determined by applying the presently enacted tax rates and laws. We record a valuation allowance for the amount of net deferred tax assets when, in management’s opinion, it is more likely than not that such assets will not be realized. See “Note 10—Income taxes” for further discussion of our income taxes including the expected impacts of our emergence from Chapter 11 bankruptcy proceedings on the amount and availability of our loss carryforwards to offset future taxable income.

If applicable, we would report a liability for tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return, and would recognize interest and penalties related to uncertain tax positions in interest expense. As of December 31, 2016 and 2015, we have no uncertain tax positions and as such have not recorded a liability or accrued interest or penalties related to uncertain tax positions.

We file income tax returns in the U.S. federal jurisdiction and in various states, each with varying statutes of limitations. The 2009 through 2016 tax years generally remain subject to examination by federal and state tax authorities.

Derivative transactions

We use derivative instruments to reduce the effect of fluctuations in crude oil and natural gas prices, and we recognize all derivatives as either assets or liabilities measured at fair value. The Company’s derivative instruments are not designated as hedges for accounting purposes, thus changes in the fair value of derivatives are reported immediately in “Non-hedge derivative (losses) gains” in the consolidated statements of operations. Cash flows associated with non-hedge derivatives are reported as investing activities in the consolidated statements of cash flows unless the derivatives contain a significant financing element, in which case they are reported as financing activities.

We offset assets and liabilities for derivative contracts executed with the same counterparty under a master netting arrangement. See “Note 7—Derivative instruments” for additional information regarding our derivative transactions.

Fair value measurements

Fair value is defined by the Financial Accounting Standards Board (“FASB”) as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized according to the fair value hierarchy defined by the FASB. The hierarchical levels are based upon the level of judgment associated with the inputs used to measure the fair value of the assets and liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include adjusted quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. Fair value assets and liabilities included in this category are derivatives with fair values based on published forward commodity price curves and other observable inputs. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Assets carried at fair value and included in this category are certain financial derivatives, additions to our asset retirement obligations, and our drilling rigs, which were sold subsequent to December 31, 2016. See “Note 8—Fair value measurements” for additional information regarding our fair value measurements.

Asset retirement obligations

We own oil and natural gas properties that require expenditures to plug, abandon or remediate wells and to remove tangible equipment and facilities at the end of oil and natural gas production operations in accordance with applicable federal and state laws. We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of oil and natural gas properties. The accretion of the asset retirement obligations is included in “Depreciation, depletion and amortization” in our consolidated statements of operations. In certain instances, we are required to make deposits to escrow accounts for plugging and abandonment obligations. See “Note 9—Asset retirement obligations” for additional information regarding our asset retirement obligations.

Environmental liabilities

We are subject to extensive federal, state and local environmental laws and regulations covering discharge of materials into the environment. Because these laws and regulations change regularly, we are unable to predict the conditions and other factors over which we do not exercise control that may give rise to environmental liabilities affecting us. Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2016 and 2015, we have not accrued for or been fined or cited for any environmental violations which would have a material adverse effect upon our financial position, operating results, or cash flows.

Revenue recognition

Sales of oil, natural gas and NGLs are recorded when title of production passes to the customer. Well supervision fees and overhead reimbursements from producing properties are recognized as expense reimbursements from outside interest owners when the services are performed. Sales of products are recognized at the time of delivery of materials.

Gas balancing

In certain instances, the owners of the natural gas produced from a well will select different purchasers for their respective ownership interest in the wells. If one purchaser takes more than its ratable portion of the natural gas, the owners selling to that purchaser will be required to satisfy the imbalance in the future by cash payments or by allowing the other owners to sell more than their share of production. We recognize gas imbalances on the sales method and, accordingly, have recognized revenue on all production delivered to our purchasers. To the extent future reserves exist to enable the other owners to sell more than their ratable share of gas, no liability is recorded for our obligation for natural gas taken by our purchasers which exceeds our ownership interest of the well’s total production. As of December 31, 2016 and, 2015 our aggregate imbalance due to under production was approximately 0 MMcf and 0 MMcf, respectively. As of December 31, 2016 and 2015, our aggregate imbalance due to over production was approximately 1,218 MMcf and 1,253 MMcf, respectively, and a liability for gas imbalances of $1,405 and $1,303, respectively, was included in accounts payable and accrued liabilities.

Stock-based compensation

Our stock-based compensation programs consist of phantom stock, restricted stock units (“RSU”), and restricted stock awards issued to employees. Generally, we use new shares to grant restricted stock awards, and we cancel restricted shares forfeited or repurchased for tax withholding. Canceled shares are available to be issued as new grants under our 2010 Equity Incentive Plan. We consider the measurement of fair value of our phantom stock, RSU and restricted stock awards, discussed below, to be a Level 3 measurement within the fair value hierarchy.

The estimated fair value of the phantom stock and RSU awards are remeasured at the end of each reporting period until settlement. The estimated fair market value of these awards is calculated based on our total asset value less total liabilities, with both assets and liabilities being adjusted to fair value in accordance with the terms of the Phantom Stock Plan and the Non-Officer Restricted Stock Unit Plan. The primary adjustment required is the adjustment of oil and natural gas properties from net book value to the discounted and risk-adjusted reserve value based on internal reserve reports priced on NYMEX forward strips. Compensation cost associated with the phantom stock awards and RSU awards is recognized over the vesting period using the straight-line method and the accelerated method, respectively.

The fair value of our restricted stock awards that include a service condition is based upon the estimated fair market value of our common equity per share on a minority, non-marketable basis on the date of grant, and is remeasured at the end of each reporting period until settlement. We recognize compensation cost over the requisite service period using the accelerated method for awards with graded vesting.

We use a Monte Carlo model to estimate the grant date fair value of restricted stock awards that include a market condition. This model includes various significant assumptions, including the expected volatility of the share awards and the probabilities of certain vesting conditions. Compensation cost associated with restricted stock awards that include a market condition is recognized over the requisite service period using the straight-line method.

The assumptions used to value our stock-based compensation awards reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside of our control. As a result, stock-based compensation expense could have been significantly impacted if other assumptions had been used.

The costs associated with our stock-based compensation programs is calculated net of forfeitures, which are estimated based on our historical and expected turnover rates. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation cost could be different from what we have recorded in the current period.

See “Note 11—Deferred compensation” for additional information relating to stock-based compensation.

Liability management

Liability management expense includes third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. As a result of our Chapter 11 petition, such expenses, to the extent that they are incremental and directly related to our bankruptcy reorganization, are reflected in “Reorganization items” in our consolidated statements of operations.

Cost reduction initiatives

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to depressed commodity pricing environment. The expense consists of costs for one-time severance and termination benefits in connection with our reductions in force and third party legal and professional services we have engaged to assist in our cost savings initiatives as follows:

	Year ended December 31,
	2016	2015	2014
One-time severance and termination benefits	$2,772	$7,757	$—
Professional fees	107	2,271	—

Total cost reduction initiatives expense	$2,879	$10,028	$—

Recently adopted accounting pronouncements

Other Expenses. In July 2011, the FASB issued authoritative guidance regarding how health insurers should recognize and classify in their income statements the fees mandated by the Health Care and Education Reconciliation Act (“HCERA”). The HCERA imposes an annual fee upon health insurers for each calendar year beginning on or after January 1, 2014. The annual fee will be allocated to individual entities providing health insurance to employees based on a ratio, as provided for in the HCERA, and is not tax deductible. This guidance specifies that once the entity has provided qualifying health insurance in the calendar year in which the fee is payable, the liability for the entity’s fee should be estimated and recorded in full with a corresponding deferred cost that is amortized to expense on a straight line basis, unless another method better allocates the fee over the calendar year that it is payable.

This guidance, which was effective and adopted by us in the first quarter of 2014, did not have a material impact on our financial statements and results of operations.

In August 2014, the FASB issued authoritative guidance that required entities to evaluate whether there is substantial doubt about their ability to continue as a going concern and required additional disclosures if certain criteria was met. The guidance was adopted on December 31, 2016 and other than discussions regarding our emergence from bankruptcy and the related exit financing in “Note 2 — Chapter 11 reorganization” and “Note 6—Debt”, there were no additional required disclosures as contemplated by this guidance.

In April 2015, the FASB issued authoritative guidance that amends the presentation of the cost of issuing debt on the balance sheet. The amendment required debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The guidance was adopted on January 1, 2016, and resulted in us reclassifying our unamortized Senior Note issuance costs of $18,359 as of December 31, 2015, from “Other assets” to a reduction of long-term debt on the consolidated balance sheets. The initial guidance released in April 2015 did not address presentation or subsequent measurement related to line-of-credit arrangements. In August 2015, the FASB issued guidance that clarified the issue by allowing an entity to make an election to defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance was adopted on January 1, 2016, in conjunction with the adoption of the initial guidance. We made an accounting policy election to present line-of-credit arrangement debt issuance costs as a deduction from the carrying amount of our line-of-credit arrangement. As a result of this election, we reclassified our unamortized Existing Credit Facility issuance costs as of December 31, 2016 and 2015, respectively, of $2,303 and $5,067 from “Other assets” to a reduction of long-term debt on the consolidated balance sheets.

In November 2015, the FASB issued authoritative guidance aimed at simplifying the accounting for deferred taxes. To simplify presentation, the new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. Importantly, the guidance does not change the existing requirement that only permits offsetting within a jurisdiction – that is, companies are still prohibited from offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. This guidance was early adopted on a prospective basis during the second quarter of 2016 and allowed us to offset our noncurrent deferred income tax asset with our current deferred income tax liability. Prior periods were not retrospectively adjusted. Other than the preceding balance sheet change, the adoption did not have a material impact on our financial statements and results of operations.

Recently issued accounting pronouncements

In May 2014, the FASB issued authoritative guidance that supersedes previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The new standard allows for either full retrospective adoption, meaning the standard is applied to all periods presented in the financial statements, or modified retrospective adoption, meaning the standard is applied only to the most current period presented. During 2015 and 2016, the FASB released further updates that, among others, provided supplemental guidance and clarification to this topic including clarification on principal vs. agent considerations and identifying performance obligations and licensing. We are currently evaluating the effect the new standard and its subsequent updates will have on our financial statements and results of operations. In 2017, we established an implementation team (“team”) and engaged external advisers to develop a multi-phase plan to assess our business and contracts, as well as any changes to processes to adopt the requirements of the new standard and its related updates.

In January 2016, the FASB issued authoritative guidance that amends existing requirements on the classification and measurement of financial instruments. The standard principally affects accounting for equity investments and financial liabilities where the fair value option has been elected. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods thereafter. Early adoption of certain provisions is permitted. We do not expect this guidance to materially impact our financial statements or results of operations.

In February 2016, the FASB issued authoritative guidance significantly amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. Furthermore, all leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. For public business entities, this guidance is effective for fiscal periods beginning after December 15, 2018 and interim periods thereafter, and should be applied using a modified retrospective approach. Early adoption is permitted. Based on an assessment of our current operating leases, which are predominantly comprised of leases for CO2 compressors, we do not expect this guidance to materially impact our balance sheet or results of operations. However, we also enter into contractual arrangements relating to rights of ways or surface use that are typical of upstream oil and gas operations. We are currently assessing whether such arrangements are included in the new guidance and the potential impact, if any, on our financial statements or results of operations from these arrangements.

In March 2016, the FASB issued authoritative guidance with the objective to simplify several aspects of the accounting for share-based payments, including accounting for income taxes when awards vest or are settled, statutory withholdings and accounting for forfeitures. Classification of these aspects on the statement of cash flows is also addressed. For public business entities, this guidance is effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We do not expect this guidance to materially impact our financial statements or results of operations in connection with our outstanding awards.

In March 2016, the FASB issued authoritative guidance that clarifies that the assessment of whether an embedded contingent put or call option in a financial instrument is clearly and closely related to the debt host requires only an analysis of the four-step decision sequence described in ASC 815. The guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted in any interim period for which financial statements have not been issued, but would be retroactively applied to the beginning of the year that includes the interim period. We do not expect this guidance to materially impact our financial statements or results of operations.

In June 2016, the FASB issued authoritative guidance which modifies the measurement of expected credit losses of certain financial instruments. The guidance is effective for fiscal years beginning after December 15, 2020, however early adoption is permitted for fiscal years beginning after December 15, 2018. The updated guidance impacts our financial statements primarily due to its effect on our accounts receivables. Our history of accounts receivable credit losses almost entirely relates to receivables from joint interest owners in our operated oil and natural gas wells. Based on this history and on mitigating actions we are permitted to take such as netting past due amounts against revenue and assuming title to the working interest, we do not expect this guidance to materially impact our financial statements or results of operations.

In August 2016, the FASB issued authoritative guidance which provides clarification on how certain cash receipts and cash payments are presented and classified on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and is required to be adopted using a retrospective approach if practicable. Early adoption is permitted. We do not expect this guidance to have a material impact on our consolidated statement of cash flows.

Note 2: Chapter 11 Reorganization

Bankruptcy petition and emergence. On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017 (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Debtor-In-Possession. During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid (subject to limitations applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities for production and other related taxes and funds belonging to third parties, including royalty and working interest holders. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

Automatic Stay. Subject to certain exceptions, under the Bankruptcy Code, the filing of the bankruptcy petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or the filing of other actions against us or our property to recover, collect or secure a claim arising prior to the Petition Date. Absent an order from the Bankruptcy Court, substantially all of our pre-petition liabilities were subject to settlement under the Bankruptcy Code.

Plan of Reorganization. Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Existing Credit Facility (collectively, the “Lenders”) and certain holders of our Senior Notes (collectively, the “Noteholders”), the following transactions occurred on or around the Effective Date:

•	On the Effective Date, we issued approximately 45,000,000 shares of the reorganized company (“New Common Stock”), which were the result of the transactions described below. We also entered into a shareholders agreement and a registration rights agreement and amended our articles of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions. See “Note 12—Stockholders’ equity” for a discussion of our post emergence equity;

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

•	The $1,267,410 of indebtedness, including accrued interest, attributable to our Senior Notes were exchanged for New Common Stock. In addition, we reserved shares of New Common Stock to be exchanged in settlement of $2,981 of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% percent of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50,000 of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding New Common Stock as a backstop fee;

•	Additional shares, representing seven percent of outstanding New Common Stock, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Existing Credit Facility, previously consisting of a senior secured revolving credit facility was restructured into a New Credit Facility consisting of a first-out revolving facility (“New Revolver”) and a second-out term loan (“New Term Loan”). On the Effective Date, the entire balance on the Existing Credit Facility in the amount of $444,440 was repaid while we received proceeds representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000. For more information refer to “Note 6—Debt;”

•	We paid $6,953 for creditor-related professional fees and also funded a $11,000 segregated account for debtor-related professional fees in connection with the reorganization related transactions above;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders;

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgement or settlement of the claims would be satisfied through issuance of new stock in the Company.

In support of the Reorganization Plan, the Company estimated the enterprise value of the Successor to be in the range of $1,050,000 to $1,350,000 with a midpoint of $1,200,000, which was subsequently approved by the Bankruptcy Court. In accordance with the Reorganization Plan, our post-emergence new board of directors is made up of seven directors consisting of the Chief Executive Officer of the post-emergence Company (K. Earl Reynolds) and six members (including the chairman of the New Board). Our new board members are Mr. Robert Heineman, Mr. Douglas Brooks, Mr. Kenneth Moore, Mr. Matthew Cabell, Mr. Samuel Langford and Mr. Gysle Shellum

Liabilities Subject to Compromise. In accordance with ASC 852 “Reorganizations,” our financial statements include amounts classified as liabilities subject to compromise which represent estimates of pre-petition obligations that were allowed as claims in our bankruptcy case. These liabilities are reported at the amounts allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on the Bankruptcy Court actions, further development with respect to disputed claims, and other events:

December 31, 2016
Accounts payable and accrued liabilities	$9,212
Accrued payroll and benefits payable	4,048
Revenue distribution payable	3,474
Senior Notes and associated accrued interest	1,267,410

Liabilities subject to compromise	$1,284,144

Reorganization Items. We use this category to reflect, where applicable, post-petition revenues, expenses, gains and losses that are direct and incremental as a result of the reorganization of the business. We have incurred significant costs associated with the reorganization. Reorganization items for the year ended December 31, 2016, are as follows:

Year Ended
December 31, 2016
Professional fees	$15,484
Claims for non-performance of executory contract	1,236

Total reorganization items	$16,720

Fresh Start Accounting. In connection with our emergence from bankruptcy, we will be required to apply fresh start accounting to our financial statements because (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the Reorganization Plan was less than the post-petition liabilities and allowed claims. Fresh start accounting will be applied to our consolidated financial statements as of the Effective Date. Under the principles of fresh start accounting, a new reporting entity was considered to be created, and, as a result, we will allocate the reorganization value of the Company to its individual assets based on their estimated fair values. The process of estimating the fair value of the Company’s assets, liabilities and equity upon emergence is currently ongoing and, therefore, such amounts have not yet been finalized. In support of the Reorganization Plan, the enterprise value of the post emergence Company was estimated and approved by the Bankruptcy Court to be in the range of $1,050,000 to $1,350,000 with a midpoint of $1,200,000.

Note 3: Supplemental disclosures to the consolidated statements of cash flows

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Year ended December 31,
	2016	2015	2014
Net cash provided by operating activities included:
Cash payments for interest	$25,764	$116,379	$112,196
Interest capitalized	(2,139)	(9,670)	(13,491)

Cash payments for interest, net of amounts capitalized	$23,625	$106,709	$98,705

Cash payments for income taxes	$250	$640	$591
Cash payments for reorganization items	$10,670	$—	$—
Non-cash financing activities included:
Repayment of Existing Credit Facility with proceeds from early termination of derivative contracts (See Note 6)	$103,560	$—	$—
Non-cash investing activities included:
Asset retirement obligation additions and revisions	$22,282	$4,000	$7,461
Change in accrued oil and gas capital expenditures	$(19,725)	$(105,312)	$43,971

Note 4: Acquisitions and divestitures

2016 Divestitures

During 2016, we did not have any significant divestitures of our oil and natural gas properties.

2015 Divestitures

During 2015, we sold various non-core oil and gas properties for total proceeds of $36,654. The properties sold include acreage in various counties in South-Central Oklahoma in the SCOOP play (“South-Central Oklahoma Oil Province”) and oil and gas properties in Osage County.

As these properties did not represent a material portion of our oil and natural gas reserves, individually or in the aggregate, we did not record any gain or loss on the sales and instead, reduced our full cost pool by the amount of the net proceeds without significant alteration to our depletion rate.

2014 Divestitures

During 2014, we closed on the sales of four of the five property packages that comprise our plan to divest our assets in Ark-La-Tex, Permian Basin, Gulf Coast, and North Texas. The five packages include: (i) our Fort Worth Basin package located in North Texas; (ii) our Delaware Basin package; (iii) our Central Basin Platform package; (iv) our Ark-La-Tex package; and (v) our Gulf Coast package. In May 2014, we sold our Fort Worth Basin package to Scout Energy Group I, LP, for cash proceeds of $23,702 and we sold our Delaware Basin package to RKI Exploration & Production, LLC for cash proceeds of $124,717. In July 2014, we sold our Ark-La-Tex and Central Basin Platform property packages to RAM Energy, LLC (“RAM”) for cash proceeds of $49,078 and $46,830, respectively. Proceeds from these property packages are net of post-closing adjustments. As these properties did not represent a material portion of our oil and natural gas reserves, individually or in the aggregate, we did not record any gain or loss on the sales and instead, reduced our full cost pool by the amount of the net proceeds without significant alteration to our depletion rate.

In addition to the packages discussed above, we had various other divestitures during the year ended December 31, 2014. These divestitures resulted in cash proceeds of $20,007 from the sale of leasehold interests in the Eagle Ford Formation in Texas and $24,478 from the sale of various other properties predominantly located in Andrews County, Texas, which comprised part of our Permian Basin properties, and Osage County, Oklahoma.

Note 5: Property and equipment

Major classes of property and equipment consist of the following at December 31:

	2016	2015
Furniture and fixtures	$2,518	$2,518
Automobiles and trucks	9,793	10,689
Machinery and equipment	53,757	55,963
Office and computer equipment	20,817	19,993
Building and improvements	25,085	25,534

	111,970	114,697
Less accumulated depreciation and amortization	79,415	75,041

	32,555	39,656
Land	8,792	9,306

	$41,347	$48,962

Note 6: Debt

Chapter 11 Proceedings and Emergence

The bankruptcy petition constituted an event of default with respect to the Company’s pre-petition Existing Credit Facility and Senior Notes. Prior to the petition date, these facilities were also in default as a result of nonpayment of interest, violations of financial covenants and the inclusion of a going concern explanatory paragraph in the audit opinion of our 2015 annual financial statements. The enforcement of any obligations under the Company’s pre-petition debt was automatically stayed as a result of the Chapter 11 Cases. On the Effective Date, our obligations under the Senior Notes, including principal and accrued interest, were fully extinguished in exchange for equity in the post-emergence Company. In addition, our Existing Credit Facility, previously consisting of a senior secured revolving credit facility, was restructured into a New Credit Facility consisting of a senior secured first-out revolving facility (“New Revolver”) and a senior secured second-out term loan (“New Term Loan”).

Reclassification of Debt

The balances outstanding under our Senior Notes were classified as liabilities subject to compromise on the accompanying consolidated balance sheets at December 31, 2016. The outstanding balances under our Existing Credit Facility, real estate mortgage notes, installment notes and capital leases were not classified as subject to compromise at December 31, 2016, as these obligations were secured. Furthermore, as a result of certain debt defaults discussed above, which occurred in early 2016 and remained uncured during the pendency of the Chapter 11 Cases, all outstanding long-term debt was classified as current as of December 31, 2015 and 2016.

Pre-emergence Debt

As of the dates indicated, debt consists of the following:

	December 31,
	2016	2015
9.875% Senior Notes due 2020, net of discount of $0 and $4,185, respectively	$—	$293,815
8.25% Senior Notes due 2021	—	384,045
7.625% Senior Notes due 2022, including premium of $0 and $4,939, respectively	—	530,849
Existing Credit Facility	444,440	367,000
Real estate mortgage notes, principal and interest payable monthly, bearing interest at 5.46%, due December 2028; collateralized by real property	9,595	10,182
Installment notes payable, principal and interest payable monthly, bearing interest at rates ranging from 2.85% to 5.00%, due January 2017 through February 2018; collateralized by automobiles, machinery and equipment	434	1,799
Capital lease obligations	16,946	19,437
Unamortized issuance costs (1)	(2,303)	(23,426)

Total debt, net	469,112	1,583,701
Less current portion	469,112	1,583,701

Total long-term debt, net	$—	$—

(1)	Debt issuance costs are presented as a direct deduction from debt rather than an asset pursuant to recent accounting guidance. See table below.

	December 31,
Unamortized debt issuance costs	2016	2015
9.875% Senior Notes due 2020	$—	$4,078
8.25% Senior Notes due 2021	—	5,459
7.625% Senior Notes due 2022	—	8,822
Existing Credit Facility	2,303	5,067

Total unamortized debt issuance costs	$2,303	$23,426

We recorded amortization of our Senior Note debt issuance costs of $602, $1,921 and $2,335 for the years ended, December 31, 2016, 2015 and 2014, respectively.

Absent any acceleration of our debt resulting from defaults or conversion to equity as a result of our Chapter 11 reorganization, the initial maturities of debt and capital leases would be as follows as of December 31, 2016:

2017	$448,033
2018	3,295
2019	12,321
2020	298,679
2021	384,762
2022 and thereafter	532,280

$1,679,370

Senior Notes

The Senior Notes, as of December 31, 2016, are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior debt, and rank senior to all of our existing and future subordinated debt. The Senior Notes were redeemable, in whole or in part, prior to their maturity at redemption prices specified in the indentures, plus accrued and unpaid interest to the date of redemption.

Interest on the Senior Notes were payable semi-annually, and the principal was due upon maturity. Certain of the Senior Notes were issued at a discount or a premium which is amortized to interest expense over the term of the respective series of Senior Notes. Net amortization of the discount (premium) was $32, $945, and $(268) during the years ended December 31, 2016, 2015 and 2014, respectively.

During December 2015, we repurchased approximately $42,045 of our outstanding Senior Notes on the open market for $9,995 in cash. As a result, we recorded a gain on extinguishment of debt of $31,590 for the year ended December 31, 2015.

In March 2016 we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our 30-day grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allows the lender to demand immediate repayment, thus shortening the life of our Senior Notes to the current period. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount as follows:

Year Ended
December 31, 2016
Non-cash expense for write-off of debt issuance costs on Senior Notes	$17,756
Non-cash expense for write-off of debt discount costs on Senior Notes	4,014
Non-cash gain for write-off of debt premium on Senior Notes	(4,800)

Total	$16,970

Pursuant to accounting guidance, while in bankruptcy, we did not accrue interest expense on our Senior Notes during the pendency of the Chapter 11 Cases as we do not expect to pay such interest. As a result, reported interest expense is $65,225 lower than contractual interest for the year ended December 31, 2016.

As discussed in “Note 2—Chapter 11 reorganization”, on the Effective Date, our obligations with respect to the Senior Notes, including principal and accrued interest, were cancelled and holders of the Senior Notes received their agreed-upon pro-rata share of the Company’s post-emergence equity.

Existing Credit Facility

In April 2010, we entered into an Eighth Restated Credit Agreement (the ‘Existing Credit Facility”), which is collateralized by our oil and natural gas properties and, as amended, was originally scheduled to mature on November 1, 2017. Availability under our Existing Credit Facility was subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually.

The initial borrowing base on our Existing Credit Facility for 2016 was $550,000; however subsequent to the defaults on this facility in March 2016, we no longer had availability under the facility until our debt was restructured upon exiting bankruptcy. During 2016, we had additional borrowings of $181,000 and repayments of $103,560 on our Existing Credit Facility. As discussed in “Note 7—Derivative instruments,” our repayment of $103,560 was effectuated by directly offsetting proceeds payable to us from the termination of our derivative contracts against outstanding borrowings under the Existing Credit Facility during the third quarter of 2016. The ability to offset was possible as the previous counterparties to our derivative contracts were also lenders under the Existing Credit Facility.

Amounts borrowed under our Existing Credit Facility are subject to varying rates of interest based on (1) the total outstanding borrowings in relation to the borrowing base (the “utilization percentage”) and (2) whether we elect to borrow at the Eurodollar rate or the Alternate Base Rate (“ABR”). The entire balance outstanding at December 31, 2016 was subject to the ABR which resulted in a weighted average interest rate of 5.25% on the outstanding amount. This rate did not include an additional 2.00% default margin which was waived by the Lenders pursuant to our Reorganization Plan.

Our Existing Credit Facility, as amended, also had certain negative and affirmative covenants that required, among other things, maintaining a Current Ratio, a Consolidated Net Secured Debt to Consolidated EBITDAX ratio and an Interest Coverage Ratio (all ratios as defined in the amendment). Subsequent to our debt defaults in March 2016 and through the pendency of our Chapter 11 Cases, we ceased quarterly reporting of our covenant compliance, which included these ratios, to the administrative agent of the facility.

Pursuant to the Reorganization Plan and in conjunction with a repayment of the entire balance of $444,440 on the Effective Date, our Existing Credit Facility was amended and restated in its entirety by the New Credit Facility as discussed below.

Post-emergence Debt

As discussed above, our post-emergence exit financing consists of the New Credit Facility, which includes the New Revolver and the New Term Loan, which was entered into on the Effective Date. The initial outstanding amounts under the New Credit Facility were:

March 21, 2017
New Term Loan, net of discount of $750 (1)	$149,250
New Revolver	120,000
Unamortized debt issuance costs—New Revolver (1)	(1,125)

Total	$268,125

(1)	Upfront fees of 0.5% were paid to the lenders under the New Credit Facility. The amount paid in connection with the New Term Loan is reflected as a discount on the loan and will be amortized under the effective interest method. The amount paid in connection with the New Revolver will be reflected as a reduction to the liability whenever outstanding borrowings exceed the remaining unamortized issuance costs, otherwise such amount will be reflected as an asset. The issuance cost related to the New Revolver will be amortized ratably over the life of the facility.

New Term Loan

The New Term Loan, which is collateralized by our oil and natural gas properties, is scheduled to mature on March 21, 2021. Interest on the outstanding amount of the New Term Loan will accrue at an interest rate equal to either: (a) the Alternate Base Rate (as defined in the New Credit Facility) plus a 6.75% margin or (b) the Adjusted LIBO Rate (as defined in the New Credit Facility), plus a 7.75% margin with a 1.00% floor on the Adjusted LIBO Rate.

We are required to make scheduled, mandatory principal payments in respect of the New Term Loan according to the schedule below, with the remaining outstanding balance due upon maturity:

2017	$1,183
2018	1,500
2019	3,750
2020	6,750

Total mandatory prepayments	$13,183

New Revolver

The New Revolver, is a $400,000 facility collateralized by our oil and natural gas properties and is scheduled to mature on March 21, 2021. Availability under our New Revolver is subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request a borrowing base redetermination once between each scheduled redetermination or upon the occurrence of certain specified events. The banks establish a borrowing base by making an estimate of the collateral value of our oil and natural gas properties. If oil and natural gas prices decrease from the amounts used in estimating the collateral value of our oil and natural gas properties, the borrowing base may be reduced, thus reducing funds available under the borrowing base. The initial borrowing base on the Effective Date was $225,000 and the first borrowing base redetermination has been set for on or about May 1, 2018. Availability on the New Revolver as of the Effective Date, after taking into account outstanding borrowings and letters of credit on that date, was $104,172.

Interest on the outstanding amounts under the New Revolver will accrue at an interest rate equal to either (i) the Alternate Base Rate plus a margin that ranges between 2.00% to 3.00% depending on utilization or (ii) the Adjusted LIBO Rate applicable to one, two three or six month borrowings plus a margin that ranges between 3.00% to 4.00% depending on utilization. In the case that an Event of Default (as defined under the New Credit Facility) occurs, the applicable rate while in default will be the Alternate Base Rate plus an additional 2.00% and plus the applicable margin.

Commitment fees of 0.50% accrue on the unused portion of the borrowing base amount, based on the utilization percentage, and are included as a component of interest expense. We generally have the right to make prepayments of the borrowings at any time without penalty or premium. Letter of credit fees will accrue at 0.125% plus the margin used to determine the interest rate applicable to New Revolver borrowings that are based on Adjusted LIBO Rate.

If the outstanding borrowings under our New Revolver were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this deficiency. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay the deficiency in a lump sum within 45 days or (2) commencing within 45 days to repay the deficiency in equal monthly installments over a six -month period or (3) to submit within 45 days additional oil and gas properties we own for consideration in connection with the determination of the borrowing base sufficient to eliminate the deficiency.

Other Provisions

Interest payment dates are dependent on the type of borrowing. In the case of Alternate Base Rate loans, interest is payable quarterly in arrears. In the case of Adjusted LIBO Rate borrowings, interest is payable on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

As a precedent condition under the New Credit Agreement, we were required to have $100,000 of Liquidity (as defined in the New Credit Facility) upon emergence from our Chapter 11 Cases.

The New Credit Facility contains covenants and events of default customary for oil and natural gas reserve-based lending facilities including restrictions on additional debt, guarantees, liens, restricted payments, investments and hedging activity. Additionally, our New Credit Facility specifies events of default, including non-payment, breach of warranty, non-performance of covenants, default on other indebtedness or swap agreements, certain adverse judgments, bankruptcy events and change of control, among others.

The financial covenants require, for each fiscal quarter ending on and after March 31, 2017, that we maintain: (1) a Current Ratio (as defined in the New Credit Facility) of no less than 1.00 to 1.00, (2) an Asset Coverage Ratio (as defined in the New Credit Facility) of no less than 1.35 to 1.00, (3) Liquidity (as defined in the New Credit Facility) of at least $25,000 and (4) a Ratio Total Debt to EBITDAX (as defined in the New Credit Facility) of no greater than 3.5 to 1.0 calculated on a trailing four-quarter basis.

The New Credit Facility is guaranteed by all of our wholly owned subsidiaries, subject to customary exceptions, and is secured by first priority security interests on substantially all of our assets.

Capital Leases

In 2013, we entered into lease financing agreements with U.S. Bank National Association for $24,500 through the sale and subsequent leaseback of existing compressors owned by us. The carrying value of these compressors is included in our oil and natural gas full cost pool. The lease financing obligations are for 84-month terms and include the option to purchase the equipment for a specified price at 72 months as well as an option to purchase the equipment at the end of the lease term for its then-current fair market value. Lease payments related to the equipment are recognized as principal and interest expense based on a weighted average implicit interest rate of 3.8%. Minimum lease payments are $3,181 annually.

Note 7: Derivative instruments

Overview

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil, natural gas and natural gas liquids. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we enter into various types of derivative instruments, including commodity price swaps, collars, put options, enhanced swaps and basis protection swaps. See “Note 1—Nature of operations and summary of significant accounting policies” for additional information regarding our accounting policies for derivative transactions.

From time to time, we may enter into derivative contracts, such as put options and collars, which are not costless but instead require payment of a premium. The premium can be paid at the time the contracts are initiated or deferred until the contracts settle. Payment of deferred premiums at the contract settlement date reduces the proceeds to be received upon settlement of the contracts. The fair value of our derivative contracts are reported net of any deferred premiums that are payable under the contracts.

Commodity price swaps allow us to receive a fixed price for the hedged commodity and pay a floating market price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty.

Collars contain a fixed floor price (purchased put) and ceiling price (sold call). If the market price exceeds the call strike price or falls below the put strike price, we receive the fixed price and pay the market price. If the market price is between the call and the put strike price, no payments are due from either party. A three-way collar contract consists of a standard collar contract plus a sold put with a price below the floor price of the collar. The sold put option requires us to make a payment to the counterparty if the market price is below the sold put option price. If the market price is greater than the sold put option price, the result is the same as it would have been with a standard collar contract only. By combining the collar contract with the sold put option, we are entitled to a net payment equal to the difference between the floor price of the standard collar and the sold put option price if the market price falls below the sold put option price. This strategy enables us to increase the floor and the ceiling price of the collar beyond the range of a traditional costless collar utilizing the value associated with the sale of a put option.

Purchased put options are designed to provide a fixed price floor in an environment where prices have declined. If the market price is below the put strike price at the settlement date, we will receive a payment from the counterparty. In such an environment, put options may also be purchased to offset the downside from sold puts that are originally associated with enhanced swaps or collars.

Enhanced swaps enhance the value of swaps by combining them with sold puts or put spread contracts. The use of a sold put or put spread allows us to receive an above-market swap price while also providing a measure of downside protection. Sold puts require us to make a payment to the counterparty if the market price is below the put strike price at the settlement date. If the market price is greater than the sold put price, the result is the same as it would have been with a swap contract only. A put spread is a combination of a sold put and a purchased put. If the market price falls below the purchased put option price, we will pay the spread between the sold put option price and the purchased put option price from the counterparty. A put spread may also be constructed by entering into separate sold put and purchased put contracts.

Basis protection swaps are used to reduce basis risk. Basis is the difference between the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that an adverse change in the futures market will not be completely offset by an equal and opposite change in the cash price of the commodity being hedged. Basis risk exists in natural gas primarily due to the geographic price differentials between cash market locations and futures contract delivery locations. Natural gas basis protection swaps are arrangements that guarantee a price differential for natural gas from a specified pricing point. We receive a payment from the counterparty if the price differential is greater than the stated terms of the contract and pay the counterparty if the price differential is less than the stated terms of the contract.

Due to defaults under the master agreements governing our derivative contracts, our outstanding derivative positions were terminated in May 2016. As discussed in “Note 8—Fair value measurements,” all the counterparties to our derivative transactions are also financial institutions within the lender group under our Existing Credit Facility. The derivative master agreements with these counterparties generally specify that a default under any of our indebtedness, as well as any bankruptcy filing, is an event of default which may result in early termination of the derivative contracts.

In December 2016, an agreement was reached with the Lenders regarding the resumption of hedging activity prior to our emergence from bankruptcy and thus we began entering into new derivative instruments. We entered into the bulk of our new derivative positions prior to December 31, 2016; however additional derivatives positions were entered into subsequent to year end.

The following table summarizes our crude oil derivatives outstanding as of December 31, 2016:

		Weighted average fixed price per Bbl
Period and type of contract	Volume MBbls	Swaps	Purchased puts	Sold calls
2017
Swaps	3,631	$54.97	$—	$—
2018
Swaps	2,116	$54.92	$—	$—
Collars	183	$—	$50.00	$60.50
2019
Swaps	1,204	$54.25	$—	$—

The following table summarizes our natural gas derivative instruments outstanding as of December 31, 2016:

Period and type of contract	Volume BBtu	Weighted average fixed price per MMBtu
2017
Swaps	9,575	$3.34
2018
Swaps	5,861	$3.03
2019
Swaps	3,322	$2.86

On March 26, 2015, we entered into early settlements of certain oil and natural gas derivative contracts, originally scheduled to settle from 2015 through 2017 and covering 495 MBbls of oil and 12,280 BBtu of natural gas, in order to maintain compliance with the hedging limits imposed by covenants under our Existing Credit Facility. As a result, we received net proceeds of $15,395 which are included in “non-hedge derivative gains (losses)” disclosed below for the year ended December 31, 2015.

As discussed previously, our outstanding derivatives, as of May 2016, were early terminated as a result of our defaults under the master agreements governing our derivative contracts. These derivative contracts, originally scheduled to settle from 2016 through 2018, covered 3,400 MBbls of oil and 28,800 BBtu of natural gas. Proceeds from the early terminations, inclusive of amounts receivable at the time of termination for previous settlements, totaled $119,303. Of this amount, in the third quarter of 2016, $103,560 was utilized to offset outstanding borrowings under our Existing Credit Facility and the remainder was remitted to the Company.

During January 2017, we entered into additional oil and natural gas swap contracts. The following table summarizes the additional contracts:

Period and type of contract	Volume BBtu	Volume MBbls	Fixed price per MMBtu	Fixed price per Bbl
2017
Natural gas swap	154	—	$3.40	$—
2019
Crude oil swap	—	108	$—	$54.40

Effect of derivative instruments on the consolidated balance sheets

All derivative financial instruments are recorded on the consolidated balance sheets at fair value. See “Note 8—Fair value measurements” for additional information regarding fair value measurements. The estimated fair values of derivative instruments are provided below. The carrying amounts of these instruments are equal to the estimated fair values.

	As of December 31, 2016			As of December 31, 2015
	Assets	Liabilities	Net value	Assets	Liabilities	Net value
Natural gas derivative contracts	$184	$(3,658)	$(3,474)	$41,328	$(1,158)	$40,170
Crude oil derivative contracts	—	(9,895)	(9,895)	123,068	—	123,068

Total derivative instruments	184	(13,553)	(13,369)	164,396	(1,158)	163,238
Less:
Netting adjustments (1)	184	(184)	—	1,158	(1,158)	—
Derivative instruments - current	—	(7,525)	(7,525)	143,737	—	143,737

Derivative instruments - long-term	$—	$(5,844)	$(5,844)	$19,501	$—	$19,501

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with a counterparty are netted only to the extent that they related to the same current versus noncurrent classification on the balance sheet.

Effect of derivative instruments on the consolidated statements of operations

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Non-hedge derivative (losses) gains” in the consolidated statements of operations.

“Non-hedge derivative (losses) gains” in the consolidated statements of operations is comprised of the following:

	2016	2015	2014
Change in fair value of commodity price derivatives	$(176,607)	$(88,317)	$228,903
Settlement gains on commodity price derivatives	62,626	218,210	2,417
Settlement gains on early terminations of commodity price derivatives	91,144	15,395	—

Non-hedge derivative (losses) gains	$(22,837)	$145,288	$231,320

Note 8: Fair value measurements

Recurring fair value measurements

Our financial instruments recorded at fair value on a recurring basis consist of commodity derivative contracts (see “Note 7—Derivative instruments”). We had no Level 1 assets or liabilities as of December 31, 2016 or December 31, 2015. Our derivative contracts classified as Level 2 as of December 31, 2016 consisted of commodity price swaps and as of December 31, 2015 consisted of commodity price swaps and basis protection swaps, which are valued using an income approach. Future cash flows from these derivatives are estimated based on the difference between the fixed contract price and the underlying published forward market price, and are discounted at a rate that captures our own nonperformance risk for derivative liabilities or that of our counterparties for derivative assets.

As of December 31, 2016 our derivative contracts classified as Level 3 consisted of collars. As of December 31, 2015, our derivative contracts classified as Level 3 consisted of three-way collars, enhanced swaps, and purchased puts. The fair value of these contracts is developed by a third-party pricing service using a proprietary valuation model, which we believe incorporates the assumptions that market participants would have made at the end of each period. Observable inputs include contractual terms, published forward pricing curves, and yield curves. Significant unobservable inputs are implied volatilities. Significant increases (decreases) in implied volatilities in isolation would result in a significantly higher (lower) fair value measurement. We review these valuations and the changes in the fair value measurements for reasonableness. All derivative instruments are recorded at fair value and include a measure of our own nonperformance risk for derivative liabilities or that of our counterparties for derivative assets.

The fair value hierarchy for our financial assets and liabilities is shown by the following table:

	As of December 31, 2016			As of December 31, 2015
	Derivative assets	Derivative liabilities	Net assets (liabilities)	Derivative assets	Derivative liabilities	Net assets (liabilities)
Significant other observable inputs (Level 2)	$184	$(13,455)	$(13,271)	$41,328	$(1,158)	$40,170
Significant unobservable inputs (Level 3)	—	(98)	(98)	123,068	—	123,068
Netting adjustments (1)	(184)	184	—	(1,158)	1,158	—

	$—	$(13,369)	$(13,369)	$163,238	$—	$163,238

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with a counterparty are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification.

Changes in the fair value of our derivative instruments classified as Level 3 in the fair value hierarchy at December 31, 2016 and 2015 were:

Net derivative assets (liabilities)	2016	2015
Beginning balance	$123,068	$195,167
Realized and unrealized (losses) gains included in non-hedge derivative (losses) gains	(9,314)	105,055
Purchases	—	—
Settlements received	(113,852)	(177,154)

Ending balance	$(98)	$123,068

(Losses) gains relating to instruments still held at the reporting date included in non-hedge derivative (losses) gains for the period	$(98)	$61,260

Nonrecurring fair value measurements

Asset retirement obligations. Additions to the asset and liability associated with our asset retirement obligations are measured at fair value on a nonrecurring basis. Our asset retirement obligations consist of the estimated present value of future costs to plug and abandon or otherwise dispose of our oil and natural gas properties and related facilities. Significant inputs used in determining such obligations include estimates of plugging and abandonment costs, inflation rates, discount rates, and well life, all of which are Level 3 inputs according to the fair value hierarchy. The estimated future costs to dispose of properties added during the years ended December 31, 2016 and 2015 were escalated using an annual inflation rate of 2.42% and 2.91%, respectively, and discounted using our credit-adjusted risk-free interest rate of 17.05% and 15.09%, respectively. These estimates may change based upon future inflation rates and changes in statutory remediation rules. See “Note 9 —Asset retirement obligations” for additional information regarding our asset retirement obligations.

Impairment of long-lived assets. As discussed in “Note 1—Nature of operations and summary of significant accounting policies”, we recorded an impairment of $6,015 during the second quarter of 2015 related to our four stacked drilling rigs and drill pipe. The estimated fair value related to the impairment assessment was primarily based on third party estimates and, therefore, was classified within Level 3 of the fair value hierarchy. No impairment was recognized on our drilling rigs for the years ended December 31, 2016 and 2014. As discussed in “Note 1—Nature of operations and summary of significant accounting policies,” our four drilling rigs were sold in January 2017.

Fair value of other financial instruments

Our significant financial instruments, other than derivatives, consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. We believe the carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair values due to the short-term maturities of these instruments.

The carrying value and estimated fair value of our debt at December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Level 2	Carrying value	Estimated fair value	Carrying value	Estimated fair value
9.875% Senior Notes due 2020	$298,000	$268,200	$293,815	$75,750
8.25% Senior Notes due 2021	384,045	344,680	384,045	96,956
7.625% Senior Notes due 2022	525,910	470,689	530,849	120,478
Existing Credit Facility (1)	NA	NA	367,000	367,000
Other secured debt	10,029	10,029	11,981	11,981

	$1,217,984	$1,093,598	$1,587,690	$672,165

(1)	We have not disclosed the fair value of outstanding amounts under our Existing Credit Facility as it was not practicable to obtain a reasonable estimate of such value while the Predecessor was in bankruptcy.

The fair value of our Senior Notes was estimated based on quoted market prices. The carrying value of our other secured long-term debt approximates fair value because the rates are comparable to those at which we could currently borrow under similar terms.

See “Note 1—Nature of operations and summary of significant accounting policies” for additional information regarding our accounting policies for fair value measurements.

Concentrations of credit risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of derivative instruments and accounts receivable. Derivative instruments are exposed to credit risk from counterparties. Our derivative contracts are executed with institutions, or affiliates of institutions, that are parties to our Existing Credit Facility and our New Credit Facility at the time of execution, and we believe the credit risks associated with all of these institutions are acceptable. We do not require collateral or other security from counterparties to support derivative instruments. Master agreements are in place with each of our derivative counterparties which provide for net settlement in the event of default or termination of the contracts under each respective agreement. As a result of the netting provisions, our maximum amount of loss under derivative transactions due to credit risk is limited to the net amounts due from the counterparties under the derivatives. Our loss is further limited as any amounts due from a defaulting counterparty that is a lender, or an affiliate of a lender, under our Existing Credit Facility can be offset against amounts owed to such counterparty lender under our Existing Credit Facility. As of December 31, 2016, the counterparties to our open derivative contracts consisted of four financial institutions, of which four were subject to our rights of offset under our Existing Credit Facility.

The following table summarizes our derivative assets and liabilities which are offset in the consolidated balance sheets under our master netting agreements. It also reflects the amounts outstanding under our Existing Credit Facility that are available to offset our net derivative assets due from counterparties that are lenders under our Existing Credit Facility.

	Offset in the consolidated balance sheets			Gross amounts not offset in the consolidated balance sheets
	Gross assets (liabilities)	Offsetting assets (liabilities)	Net assets (liabilities)	Derivatives (1)	Amounts outstanding under Existing Credit Facility	Net amount
As of December 31, 2016
Derivative assets	$184	$(184)	$—	$—	$—	$—
Derivative liabilities	(13,553)	184	(13,369)	—	—	(13,369)

	$(13,369)	$—	$(13,369)	$—	$—	$(13,369)

As of December 31, 2015
Derivative assets	$164,396	$(1,158)	$163,238	$—	$(103,618)	$59,620
Derivative liabilities	(1,158)	1,158	—	$—	—	—

	$163,238	$—	$163,238	$—	$(103,618)	$59,620

(1)	Since positive and negative positions with a counterparty are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification, these represent remaining amounts that could have been offset under our master netting agreements.

We did not post additional collateral under any of these contracts as all of our counterparties are secured by the collateral under our Existing Credit Facility. Payment on our derivative contracts could be accelerated in the event of a default on our Existing Credit Facility. The aggregate fair value of our derivative liabilities subject to acceleration in the event of default was $13,553 at December 31, 2016.

Accounts receivable are primarily from purchasers of oil and natural gas products, and exploration and production companies who own interests in properties we operate. The industry concentration has the potential to impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry or other conditions.

Commodity sales to our top three purchasers accounted for the following percentages of our total commodity sales, excluding the effects of hedging activities, for the years ended December 31:

	2016	2015	2014
Coffeyville Resources LLC	19.3%	14.5%	14.0%
Valero Energy Corporation	15.6%	20.7%	23.7%
Phillips 66 Company	15.1%	11.8%	*

*	Less than 10%

If we were to lose a purchaser, we believe we are able to secure other purchasers for the commodities we produce.

Note 9: Asset retirement obligations

The following table presents the balance and activity of our asset retirement obligations:

	For the year ended December 31,
	2016	2015
Beginning balance	$48,612	$47,424
Liabilities incurred in current period	3,918	1,861
Liabilities settled or disposed in current period	(2,729)	(6,472)
Revisions in estimated cash flows	18,364	2,139
Accretion expense	3,972	3,660

Asset retirement obligations at end of period	72,137	48,612
Less current portion included in accounts payable and accrued liabilities	6,681	2,178

Asset retirement obligations, long-term	$65,456	$46,434

Liabilities incurred include obligations related to new wells drilled and wells acquired during the period. Revisions in estimated cash flows for the year ended December 31, 2016 increased significantly when compared to the previous year. Approximately two-thirds of the increase resulted from shortening the estimated life of certain wells and the remaining third resulted from increasing our cost estimates for the plugging and abandonment of certain wells. Estimated lives were shortened as continued depressed commodity prices have diminished the prospects for any near term price recovery. Our cost estimates were increased as a result of recent experience on the complexity of plugging wells within the high pressure CO2 floods in our North Burbank Unit.

We have funds held in escrow that are legally restricted for certain of our asset retirement obligations. The balance of this escrow account was $1,519 and $1,567 at December 31, 2016 and 2015, respectively, and is included in “Other assets” in our consolidated balance sheets. The balance is not intended to reflect our total future financial obligation for the plugging and abandonment of these wells.

See “Note 8—Fair value measurements” for additional information regarding fair value measurements.

Note 10: Income taxes

Income tax (benefit) expense from continuing operations consists of the following for the years ended December 31:

	2016	2015	2014
Current income taxes
Federal	$(10)	$(21)	$(22)
State	(92)	195	574

Total current income taxes	(102)	174	552
Deferred income taxes
Federal	—	(161,879)	115,699
State	—	(15,514)	8,192

Total deferred income taxes	—	(177,393)	123,891

Income tax (benefit) expense	$(102)	$(177,219)	$124,443

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate is as follows for the years ended December 31:

	2016	2015	2014
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.1%	3.1%	2.6%
Statutory depletion	—	—	(0.2)%
Valuation allowance	(39.0)%	(26.5)%	—
Other, net	(0.1)%	0.1%	(0.1)%

Effective tax rate	—	11.7%	37.3%

Components of the deferred tax assets and liabilities are as follows at December 31:

	2016	2015
Deferred tax assets related to
Asset retirement obligations	$15,825	$14,669
Accrued expenses, allowance and other	31,711	11,564
Property and equipment	241,126	259,096
Inventories	—	372
Derivative instruments	7,048	—
Net operating loss carryforwards
Federal	241,109	154,265
State	33,605	21,466
Statutory depletion carryforwards	4,158	3,962
Alternative minimum tax credit carryforwards	308	308

	574,890	465,702
Less valuation allowance	(574,338)	(411,147)

Deferred tax asset	552	54,555
Deferred tax liabilities related to
Derivative instruments	—	(54,555)
Inventories	(552)	—

Deferred tax liability	(552)	(54,555)

Net deferred tax liability	$—	$—

Deferred tax asset valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which those deferred tax assets would be deductible. We assess the realizability of our deferred tax assets each period by considering whether it is more likely than not that all or a portion of our deferred tax assets will not be realized. We consider all available evidence (both positive and negative) when determining whether a valuation allowance is required. We evaluated possible sources of taxable income that may be available to realize the benefit of deferred tax assets, including projected future taxable income, the reversal of existing temporary differences, taxable income in carryback years and available tax planning strategies in making this assessment.

Due to the full cost ceiling impairments recognized during 2016, we maintained our deferred tax asset position at December 31, 2016. We believe that it is more likely than not that these deferred tax assets will not be realized and recorded a $163,191 increase in valuation allowance to $574,338 maintaining the full valuation allowance against our net deferred tax asset at December 31, 2016. In our view, our cumulative historical three year pre-tax loss for the three years ended December 31, 2016, outweighs the other subjective factors, such as the possibility of future growth. We concluded in the third quarter of 2015 it was more likely than not that our deferred tax assets would not be realized and recorded valuation allowance totaling approximately $411,147 (including approximately $126,000 recorded as a discrete item associated with our federal and state net operating loss carryforwards for the year ended December 31, 2014) against our net deferred tax asset of as of December 31, 2015.

We will continue to evaluate whether the valuation allowance is needed in future reporting periods. The valuation allowance will remain until we can determine that the net deferred tax assets are more likely than not to be realized. Future events or new evidence which may lead us to conclude that it is more likely than not that its net deferred tax assets will be realized include, but are not limited to, cumulative historical pre-tax earnings, improvements in oil prices, and taxable events that could result from one or more transactions. The valuation allowance does not prevent future utilization of the tax attributes if we recognize taxable income. As long as we conclude that the valuation allowance against its net deferred tax assets is necessary, we likely will not have any additional deferred income tax expense or benefit.

Net operating loss carryforwards. We have federal net operating loss carryforwards of approximately $689,000 at December 31, 2016, which will expire between 2028 and 2036 if not utilized in earlier periods. At December 31, 2016, we have state net operating loss carryforwards of approximately $844,000, which will expire between 2017 and 2036 if not utilized in earlier periods. In addition, at December 31, 2016 we had federal percentage depletion carryforwards of approximately $12,000, which are not subject to expiration.

Our ability to utilize our loss carryforwards to reduce future taxable income is subject to various limitations under the Internal Revenue Code of 1986, as amended (the “Code”). The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the purchase or sale of stock by 5% shareholders and the offering of stock by the Company during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of the Company. In the event of an ownership change, Section 382 of the Code imposes an annual limitation on the amount of the Company’s taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (a) the fair market value of the equity of the Company multiplied by (b) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs. In addition, the limitation is increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains inherent in the assets sold.

The IRC provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Our emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the IRC. However, the IRC provides alternatives for taxpayers emerging from a Chapter 11 bankruptcy proceeding that may mitigate or even eliminate an annual limitation. We are in the process of analyzing these alternatives in order to minimize the impact of the ownership change on its ability to utilize tax attributes in future periods. This analysis will be dependent on a number of factors, including verifying qualification for each alternative, analyzing the possibility of a second ownership change during the two year period following emergence, and analyzing transactions subsequent to emergence generating taxable gains or losses. We will make a final determination regarding the most beneficial alternative upon filing its 2017 U.S. Federal income tax return prior to its extended due date in the Fall of 2018.

Important in the determination of the tax attributes of a debtor corporation following emergence from Chapter 11 is the amount of cancellation of indebtedness income realized. On the emergence date, as described in “Note 2—Chapter 11 reorganization,” pursuant to the Reorganization Plan, $1,267,410 of indebtedness, including accrued interest, attributable to our Senior Notes and $2,981 of general unsecured claims were extinguished. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The IRC of 1986, as amended provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. While we are currently in the process of finalizing the bankruptcy related calculations, it is our expectation that the fair market value of the consideration received by our creditors upon emergence is substantially the same as the adjusted issue price of the indebtedness extinguished. Accordingly, the amount of CODI realized upon emergence may be relatively low, possibly zero. However, to the extent the finally determined fair market value of the consideration is less than the adjusted issue price of the indebtedness, and CODI was realized, such amount of CODI would be excluded from taxable income and would reduce our prior tax attributes, which could include net operating losses, capital losses, alternative minimum tax credits and tax basis in assets. Any reduction of tax attributes is expected to be fully offset by a corresponding decrease in valuation allowance. Finally, any required reduction in tax attributes will not occur until the first day of our tax year ending subsequent to the date of emergence, or January 1, 2018.

Note 11: Deferred compensation

Phantom Stock Plan and Restricted Stock Unit Plan

Effective January 1, 2004, we implemented a Phantom Unit Plan, which was revised on December 31, 2008 as the Second Amended and Restated Phantom Stock Plan (the “Plan”), to provide deferred compensation to certain key employees (the “Participants”). Phantom stock may be awarded to Participants in total up to 2% of the fair market value of the Company. No Participant may be granted, in the aggregate, more than 5% of the maximum number of phantom shares available for award. Under the Plan, awards vest at the end of five years, but may also vest on a pro-rata basis following a Participant’s termination of employment with us due to death, disability, retirement or termination by us without cause. Also, phantom stock will vest if a change of control event occurs. Phantom shares are cash-settled within 120 days of the vesting date.

Effective March 1, 2012, we implemented a Non-Officer Restricted Stock Unit Plan (the “RSU Plan”) to create incentives to motivate Participants to put forth maximum effort toward the success and growth of the Company and to enable us to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to the Company’s success. The RSU Plan is intended to replace the Phantom Plan.

Under the RSU plan, restricted stock units may be awarded to Participants in an aggregate amount of up to 2% of the fair market value of the Company. Under the RSU Plan, awards generally vest in equal annual increments over a three-year period. RSU awards may also vest following a Participant’s termination of employment in combination with the occurrence of a change of control event, as specified in the RSU Plan. RSU awards are cash-settled, generally within 120 days of the vesting date.

We did not grant any Phantom Unit or RSUs awards during 2016 and all remaining unvested awards were cancelled upon our emergence from bankruptcy on the Effective Date.

A summary of our phantom stock and RSU activity during the three years ended December 31, 2016 is presented in the following table:

	Phantom Plan			RSU Plan
	Weighted average grant date fair value	Phantom shares	Vest date fair value	Weighted average grant date fair value	Restricted Stock Units	Vest date fair value
	(per share)			(per share)
Unvested and outstanding at January 1, 2014	$17.01	53,162		$13.53	325,297
Granted	$—	—		$8.52	504,752
Vested	$12.61	(22,041)	$212	$13.96	(118,400)	$1,094
Forfeited	$19.95	(7,942)		$9.85	(142,489)

Unvested and outstanding at December 31, 2014	$20.18	23,179		$9.91	569,160
Granted	$—	—		$14.88	59,571
Vested	$24.48	(6,456)	$25	$10.73	(216,941)	$855
Forfeited	$18.33	(6,104)		$9.56	(141,904)

Unvested and outstanding at December 31, 2015	$18.62	10,619		$10.53	269,886
Granted	$—	—		$—	—
Vested	$18.39	(9,729)	$—	$9.01	(140,818)	$—
Forfeited	$21.09	(890)		$8.23	(30,472)

Unvested and outstanding at December 31, 2016		—		$7.18	98,596

Due to the severe decline in commodity pricing, which has resulted in a steep decline in our estimated proved reserves, the estimated fair value per phantom share and RSU as of December 31, 2016 is $0.00.

2015 Cash Incentive Plan

We adopted the Long-Term Cash Incentive Plan (the “2015 Cash LTIP”) on August 7, 2015. The 2015 Cash LTIP provides additional cash compensation to certain employees of the Company in the form of awards that generally vest in equal annual increments over a four-year period. Since the awards do not vary according to the value of the Company’s equity, the awards are not considered “stock-based compensation” under accounting guidance. We accrue for the cost of each annual increment over the period service is required to vest. Amounts related to our 2015 Cash LTIP are presented below:

	For the Year Ended December 31,
	2016	2015
Long-Term Cash Incentive Plan
Amount awarded	$—	$3,297
Expense	1,008	610
Payments	666	—

2010 Equity Incentive Plan

We adopted the Chaparral Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) on April 12, 2010. The 2010 Plan reserves a total of 86,301 shares of our class A common stock for awards issued under the 2010 Plan. All of our or our Affiliated Entities’ employees, officers, directors, and consultants, as defined in the 2010 Plan, are eligible to participate in the 2010 Plan.

The awards granted under the 2010 Plan consist of shares that are subject to service vesting conditions (the “Time Vested” awards) and shares that are subject to market and performance vested conditions (the “Performance Vested” awards). The Time Vested awards vest in equal annual installments over the five -year vesting period, but may also vest on an accelerated basis in the event of a transaction whereby CCMP Capital Investors II (AV-2), L.P., CCMP Energy I LTD., and CCMP Capital Investors (Cayman) II, L.P. (collectively “CCMP”) receive cash upon the sale of its class E common stock (a “Transaction” as defined in the restricted stock agreements). The Performance Vested awards vest in the event of a Transaction that achieves certain market targets as defined in the 2010 Plan. Any shares of Performance Vested awards not vested on a Separation Date (as defined in the 2010 Plan) will be forfeited as of the Separation Date.

Our 2010 Plan allows participants to elect, upon vesting of their Time Vested awards, to have us withhold shares having a fair market value greater than the minimum statutory withholding amounts for income and payroll taxes that would be due with respect to such vested shares. As a result of this provision, the Time Vested awards are classified as liability awards under accounting guidance and remeasured to fair value at the end of each reporting period. The Performance Vested awards are classified as equity awards and are not remeasured to fair value at the end of each reporting period subsequent to grant date.

Effective January 1, 2013, we amended and restated the Performance Vested awards to reflect that: (i) those shares which would vest if CCMP receives net cash proceeds from a Transaction that yields a return of at least 400% per share, or 20% of the Performance Vested awards then outstanding, were removed from the initial Performance Vested awards and an equal number of Time Vested shares were granted effective as of January 1, 2013; and (ii) the remaining number of Performance Vested shares outstanding were reallocated among five targets for vesting. Effective October 1, 2014, we terminated all outstanding grants of Performance Vested awards and issued new grants of Performance Vested awards to reflect that (i) a certain number of shares which would vest if CCMP receives net proceeds from a Transaction that yields a return of at least 350% per share were removed from the initial Performance Vested awards and an equal amount were granted effective as of October 1, 2014, as Time Vested awards; and (ii) the remaining number of shares subject to the previous Performance Vested awards were reallocated among three targets for vesting. These vesting targets will apply for any new grants of Performance Vested awards. As a result of these modifications, vesting requirements for all remaining Performance Vested awards are set at the following levels:

Return on investment target	Shares vested
175% per share	33% of shares multiplied by the Vesting Fraction
200% per share	33% of shares multiplied by the Vesting Fraction
250% per share	34% of shares multiplied by the Vesting Fraction

The modifications above changed the classification of the canceled and reissued awards from equity to liability instruments. The modifications in 2014 and 2013 both resulted in estimated incremental compensation cost of $8,536 and $4,322, which will be recognized over the remaining requisite service period using the accelerated method. Incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the original award immediately before the modification, and is adjusted for changes in the fair value of the modified awards in each period until the awards are vested or forfeited.

Our bankruptcy filing in 2016 affected the valuation of our Time and Performance awards. Specifically, since our Reorganization Plan contemplates the cancellation of all existing common equity without any residual interest or consideration provided to the equity holders, the fair value of our Time and Performance awards was determined to be $0.00 per share as of the Petition Date. Prior to our bankruptcy, a combined income and market valuation methodology was used in the past to estimate the fair value of our common equity per share. The fair value of the Time Vested awards granted during 2015, and 2014 was considered to be equal to the estimated fair value of our common equity per share, net of a discount for lack of marketability of 25% and 20%, respectively. A control discount was not applied to the valuation pursuant to guidance released by the AICPA that discourages incorporating a control premium in the enterprise value used in valuing minority interest securities within an enterprise, except to the extent that such a premium reflects improvements to the business that a market participant would expect under current ownership.

The Monte Carlo simulation method was used to value the Performance Vested awards. A Monte Carlo simulation allows for the analysis of a complex security through statistical measures applied to a model that is simulated thousands of times to build distributions of potential outcomes. The variables and assumptions used in this calculation were as follows:

	2015			2014
Risk free interest rate	0.71%	to	1.44%	0.25%	to	1.48%
Expected volatility	71%	to	81%	52%	to	56%
Expected life			3 years			4 years
Expected dividends			$—			$—

Our expected volatility was calculated based on the average of the historical stock price volatility and the volatility implicit in the prices of the options or other traded financial instruments of our peer group. Our peer group consisted of the following oil and natural gas exploration and production companies in 2015: Cimarex Energy Co., Denbury Resources, Inc., Jones Energy, Inc., Laredo Petroleum Holdings, Inc., Midstates Petroleum Company, Inc., Resolute Energy Corporation, Bonanza Creek Energy, Inc. and Newfield Exploration Co. Our peer group in 2014 consisted of Cimarex Energy Co., Denbury Resources, Inc., Jones Energy, Inc., Laredo Petroleum Holdings, Inc., Midstates Petroleum Company, Inc., Pioneer Natural Resources Co., Resolute Energy Corporation, Sandridge Energy, Inc., Whiting Petroleum Corp. and Newfield Exploration Co.

A summary of our Time and Performance award activity during the three years ended December 31, 2016 is presented in the following table:

	Time Vested			Performance Vested
	Weighted average grant date fair value	Restricted shares	Vest date fair value	Weighted average grant date fair value	Restricted shares
	($ per share)			($ per share)
Unvested and outstanding at January 1, 2014	$634.67	19,246		$307.45	46,701
Granted	$818.50	5,245		$204.90	10,033
Vested	$643.55	(4,951)	$4,118	$—	—
Forfeited	$631.54	(3,045)		$264.54	(8,452)
Modified	$969.00	9,339		$296.69	(9,339)

Unvested and outstanding at December 31, 2014	$791.52	25,834		$292.92	38,943
Granted	$533.80	610		$113.90	599
Vested	$775.17	(8,468)	$4,497	$—	—
Forfeited	$774.21	(3,997)		$323.53	(11,094)

Unvested and outstanding at December 31, 2015	$795.13	13,979		$278.97	28,448
Granted		—			—
Vested	$798.85	(5,279)	$93	$—	—
Forfeited	$799.30	(2,033)		$283.99	(6,973)

Unvested and outstanding at December 31, 2016	$790.91	6,667		$277.33	21,475

During 2016, 2015, and 2014, respectively, we repurchased and canceled 2,597, 5,725, and 2,025 vested shares but we do not expect to repurchase any restricted shares prior to the cancellation of all Predecessor common stock upon our emergence from bankruptcy. Based on an estimated fair value of $0.00 per Time Vested restricted share, the aggregate intrinsic value of the unvested Time Vested restricted shares outstanding was $0 as of December 31, 2016.

Stock-based compensation cost

A portion of stock-based compensation cost associated with employees involved in our acquisition, exploration, and development activities has been capitalized as part of our oil and natural gas properties. The remaining cost is reflected in lease operating and general and administrative expenses in the consolidated statements of operations. We recognized stock-based compensation expense as follows for the years ended December 31:

	2016	2015	2014
Stock-based compensation cost	$(6,196)	$(2,169)	$6,235
Less: stock-based compensation cost capitalized	958	229	(2,346)

Stock-based compensation (credit) expense	$(5,238)	$(1,940)	$3,889

Recognized tax (expense) benefit associated with stock-based compensation	$—	$(229)	$1,452

During the third quarter of 2016, we recorded a cumulative catch up adjustment of $5,985 to reverse the aggregate compensation cost associated with our Performance Vested awards in order to reflect a decrease in the probability that requisite service would be achieved for these awards. Expense during 2016 was a credit as a result of the aforementioned catch up adjustment, forfeitures and the reduction in fair value of our liability-based awards. Payments for stock-based compensation were $49, $3,991, and $2,995 during 2016, 2015, and 2014, respectively. As of December 31, 2016 and 2015, accrued payroll and benefits payable included $0 and $81, respectively, for stock-based compensation costs expected to be settled within the next twelve months. The remaining unrecognized stock-based compensation cost of approximately $207 as of December 31, 2016 is expected to be recognized in its entirety upon the cancellation of all Predecessor common stock on the Effective Date.

Note 12: Stockholders’ equity

Pre-emergence Common Stock

Our Amended and Restated Certificate of Incorporation filed April 12, 2010, created seven classes of $0.01 par value per share common stock, classes A through G, with the rights and preferences summarized below. The class A common stock carries standard voting, dividend and liquidation rights. The class B, C and D common stock was issued to our existing stockholders, with a separate class issued to each stockholder. The class E and class F common stock was issued to CCMP. One share of class G common stock was issued to two existing stockholders.

On January 13, 2014, CHK Energy Holdings Inc. (“CHK Energy Holdings”), an indirect wholly owned subsidiary of Chesapeake Energy Corporation (“Chesapeake”), sold all of its equity interest in us to Healthcare of Ontario Pension Plan Trust Fund. The 279,999 class D shares and one class G share owned by CHK Energy Holdings automatically converted to class A common stock and all associated rights with the class D and class G common stock were terminated.

Effective April 12, 2010, we implemented a Stockholders Agreement to provide for certain general rights and restrictions, including board observer rights, informational rights, general restrictions on transfer of common stock, tag-along rights, preemptive rights, registration rights following a Qualified IPO and, subject to certain limited exceptions, prohibitions on the sale or acquisition of our common stock that would result in a change of control, as such term is defined under the indentures for our Senior Notes. The Stockholders Agreement was amended and restated on January 12, 2014 in conjunction with the sale of Chesapeake’s ownership interest in us to Healthcare of Ontario Pension Plan Trust Fund. Since the respective rights under the different classes of common stock generally relate to capital transactions that are outside the ordinary course of business, such transactions have been under purview of the Bankruptcy Court during the pendency of the Chapter 11 Cases rather than at the discretion of the existing stockholders.

On the Effective Date, all existing common stock of the Predecessor was cancelled and each holder of such stock did not receive any distribution or retain any property on account of their stock interest.

Post-emergence Common Stock

On the Effective Date, we issued or reserved for issuance a total of 45,000,000 shares of Successor common stock consisting of 37,125,000 shares of Class A common stock and 7,875,000 shares Class B common stock pursuant to our Reorganization Plan and our new organizational documents. The new Class A shares and Class B shares have identical economic and voting rights, except that the new Class B shares shall be subject to certain redemption provisions in the event the Company undertakes an initial public offering.

Summary of changes in common stock

The following is a summary of the changes in our common shares outstanding during the years ended December 31, 2016, 2015 and 2014.

	Common Stock
	Class A	Class B	Class C	Class D	Class E	Class F	Class G	Total
Shares issued at January 1, 2014	70,117	357,882	209,882	279,999	504,276	1	3	1,422,160
Stock transfers (1)	293,023	(13,023)	—	(279,999)	—	—	(1)	—
Restricted stock issuance	15,278	—	—	—	—	—	—	15,278
Restricted stock repurchased	(2,025)	—	—	—	—	—	—	(2,025)
Restricted stock forfeited	(11,497)	—	—	—	—	—	—	(11,497)

Shares issued at December 31, 2014	364,896	344,859	209,882	—	504,276	1	2	1,423,916
Restricted stock issuance	1,209	—	—	—	—	—	—	1,209
Restricted stock repurchased	(5,725)	—	—	—	—	—	—	(5,725)
Restricted stock forfeited	(15,091)	—	—	—	—	—	—	(15,091)

Shares issued at December 31, 2015	345,289	344,859	209,882	—	504,276	1	2	1,404,309
Restricted stock issuance	—	—	—	—	—	—	—	—
Restricted stock repurchased	(2,597)	—	—	—	—	—	—	(2,597)
Restricted stock forfeited	(9,006)	—	—	—	—	—	—	(9,006)

Shares issued at December 31, 2016	333,686	344,859	209,882	—	504,276	1	2	1,392,706

(1)	In this transaction, Healthcare of Ontario Pension Plan Trust Fund (“HOOPP”) purchased 280,000 shares of Class A common stock converted from Class D and Class G common stock held by CHK Energy Holdings, Inc. (“CHK Energy Holdings”) on January 13, 2014. An additional 15,078 shares of Class A common stock was purchased by HOOPP from various other stockholders of which 13,023 shares were converted from Class B common stock.

Note 13: Retirement benefits

We provide a 401(k) retirement plan for all employees and matched 100% of employee contributions up to 7% of each employee’s gross wages during 2016, 2015 and 2014. At December 31, 2016, 2015, and 2014, there were 315, 395, and 625 employees, respectively, participating in the plan. Our contribution expense was $1,781, $2,363, and $3,592 for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 14: Commitments and contingencies

Letters of Credit. Standby letters of credit (“Letters”) available under our Existing Credit Facility are used in lieu of surety bonds with various organizations for liabilities relating to the operation of oil and natural gas properties. Our outstanding letters of credit, as of both December 31, 2016 and 2015, totaled $828. Interest on each Letter accrues at the lender’s prime rate for all amounts paid by the lenders under the Letters. No amounts were paid by the lenders under the Letters, therefore we paid no interest on the Letters during the years ended December 31, 2016, 2015, or 2014.

Commitments. We have three long-term contracts with three different suppliers to purchase CO2. Pricing under one of these contracts is fixed while another varies with the price of oil. The third contract provides fixed pricing through May 2018 but becomes dependent upon the price of oil subsequently. Under this contract, we are obligated to purchase an average of approximately 35 MMcf/d for the remaining contract term or pay for any deficiencies at the price in effect when the minimum delivery was to have occurred. After the first ten contract years, we may permanently reduce up to 100% of our purchase rate with six months’ notice.

As of December 31, 2016, we were purchasing approximately 43 MMcf/d of CO2, from all sources combined and we expect to purchase approximately 42 MMcf/d in 2017. Purchases under these contracts were $2,289, $3,000, and $4,890 during 2016, 2015, and 2014, respectively.

Based on current prices, our estimated minimum purchase obligations under our CO2 contract is as follows:

2017	$1,386
2018	1,690
2019	1,934
2020	1,934
2021	1,934
2022 and thereafter	2,665

$11,543

In addition to our CO2 commitments, we have other commitments totaling $14,211, substantially all of which are due in one year. These commitments are primarily related to restructuring fees due to consultants upon emergence from bankruptcy.

Operating Leases. We rent equipment used on our oil and natural gas properties and have operating lease agreements for CO2 recycle compressors and office equipment. Rent expense for the years ended December 31, 2016, 2015, and 2014 was $6,693, $8,753, and $11,088, respectively. Our leases relating to office equipment have terms of up to five years. In June 2014, we entered into two non-cancelable operating leases for CO2 recycle compressors at our EOR facilities which expire in 2021. In May 2016, we took delivery of an additional CO2 compressor for which we have entered into a non-cancelable operating lease which expires in 2023.

As of December 31, 2016, total remaining payments associated with our operating leases were:

2017	$1,369
2018	1,367
2019	1,362
2020	1,330
2021	1,292
2022 and thereafter	479

$7,199

Litigation and Claims

Chapter 11 Proceedings. Commencement of the Chapter 11 Cases automatically stayed many of the proceedings and actions against us noted below as well as other claims and actions that were or could have been brought prior to May 9, 2016. In connection with the proofs of claim asserted during bankruptcy from the proceedings or actions below, we are unable to estimate the amounts that will be allowed through the Bankruptcy proceedings due to the complexity and number of legal and factual issues presented by the matters and uncertainties with respect to, amongst other things, the nature of the claims and defenses, the potential size of the class, the scope and types of the properties and agreements involved, and the ultimate potential outcomes of the matters. As a result, no reserves have been established within our liabilities subject to compromise in connection with the proceedings and actions described below. To the extent that any of these legal proceedings result in a claim being allowed against us, such claims will be satisfied through the issuance of new stock in the Company.

Naylor Farms, Inc., individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On June 7, 2011, an alleged class action was filed against us in the United States District Court for the Western District of Oklahoma (“Naylor Trial Court”) alleging that we improperly deducted post-production costs from royalties paid to plaintiffs and other royalty interest owners as categorized in the petition from crude oil and natural gas wells located in Oklahoma (“Naylor Farms Case”). The purported class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. The plaintiffs have alleged a number of claims, including breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. We have responded to the Naylor Farms petition, denied the allegations and raised arguments and defenses. Plaintiffs filed a motion for class certification in October 2015. In addition, the plaintiffs filed a motion for summary judgment asking the court to determine as a matter of law that natural gas is not marketable until it is in the condition and location to enter an interstate pipeline. Responsive briefs to both motions were filed in the fourth quarter of 2015. On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy with the Naylor Trial Court, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In response, on May 23, 2016, the court issued an order administratively closing the case, subject to reopening depending on the disposition of the bankruptcy proceedings. On July 22, 2016, attorneys for the putative class filed a motion in the Bankruptcy Court asking the court to lift the automatic stay and allow the case to proceed in the Naylor Trial Court. We did not object to lifting the automatic stay with regard to this case for the limited purpose of allowing the Naylor Trial Court to rule on the pending motion for class certification. On January 17, 2017, the Naylor Trial Court certified a modified class of plaintiffs with oil and gas leases containing specific language. The modified class constitutes less than 60% of the leases the Plaintiffs originally sought to certify. On January 30, 2017, the Company filed a motion for reconsideration with the Naylor Trial Court, asking the court to rule the class cannot be immediately certified because Plaintiffs did not define dates for class membership.

The plaintiffs have indicated, if the class is certified, they seek damages in excess of $5,000 which may increase with the passage of time, a majority of which would be comprised of interest. In addition to filing claims on behalf of the named plaintiffs and associated parties, plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $150,000 in our Chapter 11 Cases. The Company has objected treatment of the claim on a class basis, asserting the claim should be addressed on an individual basis. The Bankruptcy Court heard testimony and argument regarding class-wide treatment of the claim on February 28, 2017, but has not ruled on the matter. Under the Reorganization Plan, the Plaintiffs are identified as a separate class of creditors, Class 8. The Plaintiffs voted to reject the Reorganization Plan. Under the Reorganization Plan, Class 8 claims are entitled to receive their pro rata share of new stock issued to the holders of general unsecured claims (including claims of the Noteholders). Although the members of Class 8 did not vote to accept the Plan, the Bankruptcy Court confirmed the Plan on March 10, 2017. If the Bankruptcy Court permits the plaintiffs to file their proof of claim on behalf of the putative class, the claim is certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the unsecured claims would be satisfied through the issuance of new stock in the Company. We continue to dispute the plaintiffs’ allegations, dispute the case meets the requirements for class certification, and are objecting to the claims both individually and on a class-wide basis.

Amanda Dodson, individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On May 10, 2013, Amanda Dodson, filed a complaint against us in the District Court of Mayes County, Oklahoma, (“Dodson Case”) with an allegation similar to those asserted in the Naylor Farms case related to post-production deductions, and include claims for breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. The alleged class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. We have responded to the Dodson petition, denied the allegations and raised a number of affirmative defenses. At the time we filed our Bankruptcy Petitions, a class had not been certified and discovery had not yet commenced. As the plaintiffs in the Dodson case did not file proofs of claim either for the putative class or the putative class representative, we anticipate any liability related to this claim will be addressed only based on proofs of claim filed by individual royalty owners.

Martha Donelson and John Friend, on behalf of themselves and on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On August 11, 2014, an alleged class action was filed against us, as well as several other operators in Osage County, in the United States District Court for the Northern District of Oklahoma, alleging claims on behalf of the named plaintiffs and all similarly situated Osage County land owners and surface lessees. The plaintiffs challenged leases and drilling permits approved by the Bureau of Indian Affairs without the environmental studies allegedly required under the National Environmental Protection (NEPA). The plaintiffs assert claims seeking recovery for trespass, nuisance, negligence and unjust enrichment. Relief sought includes declaring oil and natural gas leases and drilling permits obtained in Osage County without a prior NEPA study void ab initio, removing us from all properties owned by the class members, disgorgement of profits, and compensatory and punitive damages. On March 31, 2016, the Court dismissed the case against the federal agencies named as defendants, and therefore against all defendants, as an improper challenge under NEPA and the Administrative Procedures Act. On April 29, 2016, the plaintiffs filed a motion to alter or amend the court’s opinion and vacate the judgment, arguing the court does have jurisdiction to hear the claims and dismissal of the federal defendants does not require dismissal of the oil company defendants. The plaintiffs also filed a motion to file an amended complaint to cure the deficiencies which the court found in the dismissed complaint. Several defendants have filed briefs objecting to plaintiffs’ motions. On May 20, 2016, the Company filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and has not responded to the plaintiffs’ motions. After a motion for reconsideration was denied, Plaintiffs filed a Notice of Appeal on December 6, 2016. On December 30, 2016, the Court of Appeals entered an Order Abating Appeal due to pending bankruptcy proceedings of multiple defendants. On January 13, 2017 Plaintiffs responded to the Order Abating Appeal, asking the Court to proceed with the appeal. The court has not ruled on the appeal as of the date of this report.

As the plaintiffs in the Donelson case did not file proofs of claim either for the putative class or the putative class representatives, we anticipate any monetary liability related to this claim will be discharged. We dispute plaintiffs’ allegations and dispute that the case meets the requirements for a class action.

Lisa West and Stormy Hopson, individually and as class representatives on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On February 18, 2016, an alleged class action was filed against us, as well as several other operators in the District Court of Pottawatomie County, State of Oklahoma (“West Case”), alleging claims on behalf of named plaintiffs and all similarly situated persons having an insurable real property interest in eight counties in central Oklahoma (the “Class Area”). The plaintiffs allege the oil and gas operations conducted by us and the other defendants have induced or triggered earthquakes in the Class Area. The plaintiffs are asking the court to require the defendants to reimburse plaintiffs and class members for earthquake insurance premiums from 2011 through a future date defined as the time at which the court determines there is no longer a risk that our activities induce or trigger earthquakes, as well as attorney fees and costs and other relief. The plaintiffs did not ask for damages related to actual property damage which may have occurred. We responded to the petition, denied the allegations and raised a number of affirmative defenses. At this time, a class has not been certified and discovery has not yet commenced. On March 18, 2016, the case was removed to the United States District Court for the Western District of Oklahoma under the Class Action Fairness Act (“CAFA”). On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On October 14, 2016, the plaintiffs filed an Amended Complaint adding additional defendants and increasing the Class Area to 25 Central Oklahoma counties. Although we are named as a defendant, the Amended Complaint expressly limits its claims against us to those asserted in the original petition unless and until the automatic stay is lifted. Plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $75,000 in our Chapter 11 Cases. Other defendants have filed motions to dismiss the action based on various theories. The court has not ruled on these motions. We dispute the plaintiffs’ claims, dispute that the case meets the requirements for a class action, dispute the remedies requested are available under Oklahoma law, and are vigorously defending the case.

We are involved in various other legal proceedings including, but not limited to, commercial disputes, claims from royalty and surface owners, property damage claims, personal injury claims, employment claims, and other matters which arise in the ordinary course of business. In addition, other proofs of claim have been filed in our bankruptcy case which we anticipate repudiating. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect any of them individually to have a material effect on our financial condition, results of operations or cash flows.

Note 15: Oil and natural gas activities

Our oil and natural gas activities are conducted entirely in the United States. Costs incurred in oil and natural gas producing activities are as follows for the years ended December 31:

	2016	2015	2014
Property acquisition costs
Proved properties	$390	$1,192	$3,496
Unproved properties	15,497	24,735	84,938

Total acquisition costs	15,887	25,927	88,434
Development costs	114,472	150,261	561,578
Exploration costs	19,055	33,091	90,146

Total	$149,414	$209,279	$740,158

Depreciation, depletion, and amortization expense of oil and natural gas properties was as follows for the years ended December 31:

	2016	2015	2014
DD&A	$111,793	$204,692	$231,761
DD&A per BOE:	$12.52	$20.07	$21.10

Oil and natural gas properties not subject to amortization consists of unevaluated leasehold acquisition costs, capitalized interest related to the leasehold costs and wells or facilities for which reserve volumes are not classified as proved until completed.

	Year incurred
	2016	2015	Total
Leasehold acquisitions	$14,170	$1,285	$15,455
Capitalized interest	1,356	538	1,894
Wells and facilities in progress of completion	3,004	—	3,004

Total unevaluated oil and natural gas properties excluded from amortization	$18,530	$1,823	$20,353

The wells and facilities in progress of completion were completed in 2017 and transferred to the amortization base while we expect to complete our evaluation for the majority of the leasehold acreage costs within the next two to five years.

Note 16: Disclosures about oil and natural gas activities (unaudited)

The estimate of proved reserves and related valuations were based upon the reports of Cawley, Gillespie & Associates, Inc. and Ryder Scott Company, L.P., each independent petroleum and geological engineers, and our engineering staff. Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time.

Our oil and natural gas reserves are attributable solely to properties within the United States. A summary of the changes in our quantities of proved oil and natural gas reserves for the three years ended December 31, 2016 are as follows:

	Oil (MBbls)	Natural gas (MMcf)	Natural gas liquids (MBbls)	Total (MBoe)
Proved developed and undeveloped reserves
As of January 1, 2014	92,813	302,922	15,175	158,475
Purchase of minerals in place	276	859	55	474
Sales of minerals in place	(8,539)	(79,579)	(1,959)	(23,761)
Extensions and discoveries	12,776	56,159	3,405	25,541
Revisions (1)	(3,356)	(11,957)	1,741	(3,608)
Improved recoveries	13,254	—	—	13,254
Production	(5,977)	(20,648)	(1,564)	(10,982)

Balance at December 31, 2014	101,247	247,756	16,853	159,393
Purchase of minerals in place	38	1,120	46	271
Sales of minerals in place	(2,225)	(3,656)	(117)	(2,951)
Extensions and discoveries	3,651	13,759	1,096	7,040
Revisions (1)	(19,840)	(61,973)	(4,257)	(34,426)
Improved recoveries (2)	36,414	—	—	36,414
Production	(5,519)	(18,788)	(1,550)	(10,200)

Balance at December 31, 2015	113,766	178,218	12,071	155,541
Extensions and discoveries	4,037	18,085	1,499	8,550
Revisions (1)	(16,312)	(44,965)	(57)	(23,864)
Production	(4,870)	(15,889)	(1,408)	(8,926)

Balance at December 31, 2016	96,621	135,449	12,105	131,301
Proved developed reserves:
January 1, 2014	56,360	196,920	11,484	100,664
December 31, 2014	54,862	158,265	11,787	93,027
December 31, 2015	40,300	132,323	9,169	71,524
December 31, 2016	28,590	108,800	9,352	56,076
Proved undeveloped reserves:
January 1, 2014	36,453	106,002	3,691	57,811
December 31, 2014	46,385	89,491	5,066	66,366
December 31, 2015	73,466	45,895	2,902	84,017
December 31, 2016	68,031	26,649	2,753	75,225

(1)	The downward revision in our reserves during 2016 was primarily due to removing proved undeveloped reserves that are not expected to be developed within the five-year time frame mandated by the SEC, revision in the base water flood decline curve at our North Burbank Unit, and the decline in SEC pricing. The downward revision in our reserves during 2015 was primarily due to the decline in SEC pricing which resulted in future extraction of certain reserves being uneconomic. The downward revision in our reserves during 2014 was primarily due to removing proved undeveloped reserves that were not expected to be developed within five-years and a decline in the estimated sales margin on natural gas.

(2)	Improved recoveries in 2015 resulted from the addition of reserves from remaining future phases of CO2 injection at our North Burbank EOR unit.

The following information was developed using procedures prescribed by GAAP. The standardized measure of discounted future net cash flows should not be viewed as representative of our current value. It and the other information contained in the following tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating us or our performance.

We believe that, in reviewing the information that follows, the following factors should be taken into account:

•	future costs and sales prices will probably differ from those required to be used in these calculations;

•	actual rates of production achieved in future years may vary significantly from the rates of production assumed in the calculations;

•	a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural gas revenues; and

•	future net revenues may be subject to different rates of income taxation.

Future cash inflows used in the standardized measure calculation were estimated by applying a twelve-month average price for oil, gas and natural gas liquids, adjusted for location and quality differences, to the estimated future production of year-end proved reserves. Future cash inflows do not reflect the impact of future production that is subject to open derivative positions (see “Note 7—Derivative instruments”). Future cash inflows were reduced by estimated future development, abandonment and production costs based on year-end costs in order to arrive at net cash flows before tax. Future income tax expense has been computed by applying year-end statutory tax rates to aggregate future pre-tax net cash flows reduced by the tax basis of the properties involved and tax carryforwards. GAAP requires the use of a 10% discount rate and prices and costs excluding escalations based upon future conditions.

In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable and possible as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	For the year ended December 31,
	2016	2015	2014
Future cash flows	$4,635,481	$6,327,363	$11,275,090
Future production costs	(1,998,001)	(2,670,692)	(3,605,107)
Future development and abandonment costs	(1,147,390)	(1,536,063)	(1,726,955)
Future income tax provisions	—	(89,999)	(1,487,121)

Net future cash flows	1,490,090	2,030,609	4,455,907
Less effect of 10% discount factor	(961,309)	(1,345,920)	(2,561,207)

Standardized measure of discounted future net cash flows	$528,781	$684,689	$1,894,700

The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	For the year ended December 31,
	2016	2015	2014
Beginning of year	$684,689	$1,894,700	$1,743,772
Sale of oil and natural gas produced, net of production costs	(141,732)	(196,319)	(502,928)
Net changes in prices and production costs	(296,299)	(2,230,601)	116,977
Extensions and discoveries	79,990	101,384	286,500
Improved recoveries	—	524,436	148,673
Changes in future development costs	278,653	204,199	(91,027)
Development costs incurred during the period that reduced future development costs	63,894	80,103	316,490
Revisions of previous quantity estimates (1)	(223,218)	(495,794)	(40,481)
Purchases and sales of reserves in place, net	—	(47,079)	(278,825)
Accretion of discount	68,545	237,134	223,324
Net change in income taxes	21,139	605,766	(46,584)
Changes in production rates and other	(6,880)	6,760	18,809

End of year	$528,781	$684,689	$1,894,700

(1)	Amounts in 2016 are primarily the result of removing proved undeveloped reserves that are not expected to be developed within the five years, a revision in the base water flood decline curve at our North Burbank Unit and the decline in SEC pricing which resulted in future extraction of certain reserves being uneconomic. Amounts in 2015 are primarily the result of the decrease in SEC pricing, lower margins on existing reserves and a decrease in taxes as a result of the lower margins.

The following prices for oil, natural gas, and natural gas liquids before field differentials were used in determining future net revenues related to the standardized measure calculation.

	2016	2015	2014
Oil (per Bbl)	$42.75	$50.28	$94.99
Natural gas (per Mcf)	$2.49	$2.58	$4.35
Natural gas liquids (per Bbl)	$13.47	$15.84	$36.10